As filed with the Securities and Exchange Commission on April 16, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	6712	04-2976299
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ten Post Office Square

Boston, Massachusetts 02109

(671) 912-1900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Timothy L. Vaill, Chief Executive Officer

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

(617) 912-1900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William P. Mayer, Esq. Paul W. Lee, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109-2881 (617) 570-1000	John F. Breyer, Jr., Esq. Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 (703) 883-1100

Approximate date of commencement of proposed sale to the public:    As soon as possible after the effective date of this registration statement and the consummation of the merger described in this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities To be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $.01 per share	1,521,000	N/A	$0	$0

(1)	Represents the estimated maximum number of shares of common stock of the registrant, Boston Private Financial Holdings, Inc. (“Boston Private”) to be issued upon consummation of the merger of Charter Financial Corporation (“Charter Financial”) with and into Boston Private as described herein, based on exchange ratio of 1.5951 shares of Boston Private common stock for 60% of the outstanding shares of Charter Financial common stock. This registration statement also relates to an indeterminate number of shares of Boston Private common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rules 457(c) and 457(f)(2) and (3) under the Securities Act of 1933, as amended. Estimated solely for the purpose of calculating the registration fee in accordance with Rules 457(c) and 457(f)(2) and (3) under the Securities Act of 1933, as amended. The proposed maximum aggregate price has been estimated as $0 because (i) the amount of cash to be paid by the registrant pursuant the merger, $26,712,838, exceeds (ii) $14,095,418, the product of (A) the book value of a share of Charter Financial common stock ($14.79) as of March 31, 2007 and (B) 953,037, the maximum number of shares of Charter Financial common stock expected to be exchanged in connection with the merger.
(3)	Calculated by multiplying (A) the proposed maximum offering price ($0) by (B) .00003070.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Boston Private may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and Boston Private is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 16, 2007

CHARTER FINANCIAL CORPORATION

10885 N.E. 4th Street

Suite 100

Bellevue, Washington 98004

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

The boards of directors of Boston Private Financial Holdings, Inc. (“Boston Private”) and Charter Financial Corporation (“Charter Financial”) have each adopted and approved a merger agreement under which Charter Financial would merge into Boston Private with Boston Private being the surviving corporation. Following the merger, Charter Bank (“Charter Bank”) and Banc Support, Inc. (“Banc Support”) would be wholly-owned subsidiaries of Boston Private. The Charter Financial board adopted and approved the merger agreement and the merger after determining that the merger is advisable and in the best interests of Charter Financial’s shareholders. Charter Financial’s board recommends that you vote to adopt and approve the merger agreement as described in this document.

You may elect to receive, subject to the consummation of the merger, Boston Private common stock, cash, or a combination of both, subject to potential allocation as described on pages 53 and 54 of this document. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Charter Financial common stock that you hold will be converted into the right to receive at your election either $45.70 in cash or 1.5951 shares of Boston Private common stock, plus cash in lieu of any fractional share. You may elect to have a portion of your Charter Financial common stock converted into cash, with the remainder converted into Boston Private common stock. All elections are subject to an allocation adjustment to ensure that 40% of the outstanding shares of Charter Financial common stock will be converted into the right to receive cash, and 60% of the outstanding shares of Charter Financial common stock will be converted into the right to receive Boston Private common stock. Since elections are subject to the potential allocation as described on pages 53 and 54 of this document, there can be no assurance that you will receive the type or proportion of consideration you elect as to all your shares of Charter Financial common stock. You generally will not recognize federal income tax gain or loss on the Boston Private common stock you receive, although you will be subject to tax on the cash you receive. After completion of the merger, Boston Private shareholders and Charter Financial shareholders are expected to own approximately 96.4% and 3.6%, respectively, of the combined company.

Boston Private common stock is traded on the NASDAQ Global Select Market under the trading symbol “BPFH,” and on March 2, 2007, the day before the merger was announced, the closing price of Boston Private common stock was $29.21 per share. The price of Boston Private common stock will fluctuate prior to completion of the merger, which will also cause the expected value of the merger consideration as of the completion date, to the extent it is Boston Private common stock, to fluctuate. You should obtain updated price quotations for shares of Boston Private common stock. You may obtain current market prices for Boston Private’s common stock through newspapers, from reputable internet sources or from your broker.

Boston Private and Charter Financial cannot complete the merger unless holders of at least 66 2/3% of Charter Financial’s outstanding common stock vote to approve the merger agreement. Charter Financial will hold an annual meeting of its shareholders to consider and vote to adopt and approve the merger agreement along with the election of directors. The directors of Charter Financial and certain senior officers of Charter Financial and its subsidiaries have agreed with Boston Private to vote shares of Charter Financial common stock they own constituting in the aggregate approximately 25.3% of the outstanding Charter Financial common stock in favor of the merger agreement. Whether or not you plan to attend the annual meeting, please take the time to vote on the proposals submitted at the meeting by completing and promptly mailing the enclosed proxy card to Charter Financial. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the merger agreement and the election of directors. Your vote is important regardless of the number of Charter Financial shares you own. If you fail to vote your shares, either in person or by proxy, this will have the same effect as a vote against the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The date, time and place of the shareholders’ meeting are as follows:

                                         , 2007 at              a.m. local time at                         ,

This document provides you with detailed information concerning Boston Private, Charter Financial, the merger agreement and the transactions contemplated by the merger agreement. Boston Private and Charter Financial encourage you to read this entire document carefully. You should carefully consider the discussion in the section of this document titled “ Risk Factors” beginning on page 15. You may also obtain more information about Boston Private from documents it has filed with the Securities and Exchange Commission.

Charter Financial’s board of directors has determined that the merger is advisable and in the best interests of its shareholders, has adopted the merger agreement, and recommends that you vote “FOR” adoption and approval of the merger agreement.

Sincerely,

Keith B. Jackson
Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES OF BOSTON PRIVATE COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF BOSTON PRIVATE COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK, NON-BANK SUBSIDIARY OR SAVINGS ASSOCIATION OF EITHER OF BOSTON PRIVATE OR CHARTER FINANCIAL AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This proxy statement/prospectus is dated                         , 2007 and is first being mailed to shareholders on or about                         , 2007.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Boston Private from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain those documents, which are incorporated by reference in this document, by requesting them in writing or by telephone from Boston Private at the following address and telephone number:

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

(617) 912-1900

In order to timely obtain any requested information, you must make your request at least five business days prior to the annual meeting. If you would like to request documents, please do so by                         , 2007 in order to receive them before the annual meeting.

See also the section of this document titled “Where You Can Find More Information” beginning on page 170.

CHARTER FINANCIAL CORPORATION

10885 N.E. 4th Street

Suite 100

Bellevue, Washington 98004

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON                         ,                     , 2007

To the Shareholders of Charter Financial Corporation:

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Charter Financial Corporation (“Charter Financial”), a Washington corporation and a bank holding company under the Bank Holding Company Act of 1956, as amended, will be held at             , local time, on                         , 2007 at                         , for the following purposes, which are more fully described in this document of which this notice is a part:

1. To consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger dated as of March 3, 2007, by and between Charter Financial and Boston Private Financial Holdings, Inc. (“Boston Private”), a Massachusetts corporation, as it may be amended from time to time, which provides for, among other things, the merger of Charter Financial into Boston Private.

A copy of the Agreement and Plan of Merger is attached as Annex A to this document of which this notice is a part. This proposal is described more fully in this document of which this notice is a part.

2. The election of nine directors of Charter Financial to serve until the completion of the merger or, if the merger is not completed, until the 2008 annual meeting of shareholders.

3. To approve the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve proposal (1).

4. To consider and act upon such other business and matters or proposals as may properly come before the annual meeting or any adjournment or postponement of that meeting.

Only holders of record of Charter Financial common stock at the close of business on                     , 2007 are entitled to notice of and to vote at the annual meeting or any adjournments or postponements of that meeting. A complete list of Charter Financial shareholders entitled to vote at the annual meeting will be made available for inspection by any Charter Financial shareholder at the time and place of the Charter Financial shareholders meeting. Approval of the Agreement and Plan of Merger requires the affirmative vote of the holders of Charter Financial common stock representing at least 66 2/3% of its outstanding shares entitled to vote at the annual meeting. Directors will be elected by a plurality of the votes cast.

Charter Financial’s board of directors has determined that the merger is advisable and in the best interests of its shareholders, has adopted the merger agreement, and recommends that you vote “FOR” adoption and approval of the Agreement and Plan of Merger.

Your vote is important regardless of the number of shares of Charter Financial common stock you own. To assure that your shares are represented at the annual meeting, you are urged to complete, date and sign the enclosed proxy card and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the annual meeting in person. You may revoke your proxy in the manner described in this document of which this notice is a part at any time before it has been voted at the annual meeting. If you attend the annual meeting you may vote in person even if you returned a proxy.

If you do not vote in favor of the proposal to adopt and approve the Agreement and Plan of Merger and you comply with the procedures set forth in Chapter 23B.13 of the Revised Code of Washington (“Washington Code”), you will be entitled to obtain payment in cash of the fair market value of your shares of common stock under applicable provisions of Washington law. A copy of the applicable Washington statutory provisions is included as Annex C to this document, and a summary of these provisions can be found in the section titled “The Merger—Dissenters’ Rights” beginning on page 50 of this document.

BY ORDER OF THE BOARD OF DIRECTORS

Keith B. Jackson
Chairman and Chief Executive Officer

Bellevue, Washington

                        , 2007

Please do not send your stock certificates at this time. You will be sent instructions regarding the surrender of your stock certificates.

YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD EVEN IF YOU PLAN TO ATTEND THE MEETING.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the proposed transaction?

A:	Charter Financial will merge into Boston Private. Boston Private will continue its existence under the laws of Massachusetts. Following the merger, Charter Financial’s wholly-owned subsidiaries, Charter Bank and Banc Support will be wholly-owned subsidiaries of Boston Private.

Q:	What will I receive in the merger?

A:	You will have the right to elect to receive, for each share of Charter Financial common stock that you own, cash, shares of Boston Private common stock, or a combination of both, subject to allocation in the circumstances described below. If you do not properly make an election, you will be allocated stock and/or cash, depending on the elections made by other shareholders, under the procedures in the merger agreement which are described under “The Merger Agreement—Merger Consideration; Allocation Procedures” beginning on page 53.

Q:	Has Charter Financial obtained a fairness opinion with respect to the merger?

A:	Yes. Charter Financial retained the services of Hovde Financial, Inc., financial services industry consultants. Hovde Financial delivered its opinion dated March 3, 2007, to the board of directors of Charter Financial that, subject to certain assumptions, limitations and qualifications stated therein, the consideration to be received by Charter Financial shareholders was fair to Charter Financial shareholders from a financial point of view. Hovde Financial reconfirmed its fairness opinion as of April , 2007. Hovde Financial will receive a standard fee, plus expenses, in connection with its issuance of the fairness opinion. See “The Merger—Opinion of Charter Financial’s Financial Advisor.”

Q:	What do I need to do to make an election?

A:	At least thirty days prior to the expected election deadline, you will be mailed an election form and transmittal materials. These materials will allow you to elect to receive $45.70 in cash or 1.5951 shares of Boston Private common stock for each of your Charter Financial shares. You will need to sign, date and complete these materials and submit them to the exchange agent, at the address given in the materials, together with the certificates representing your shares of Charter Financial common stock. For your election to be valid, your completed election materials and stock certificates must be received by the exchange agent not later than 5:00 p.m., Boston time, on the date of the election deadline. The election deadline will be the business day that is ten business days prior to the anticipated closing date of the merger, which is expected to occur during the third quarter of 2007.

Q:	Can I change my election after I submit my certificates?

A:	Yes. You can revoke your election and submit a new one prior to the election deadline. You may do so by submitting a written notice to the exchange agent as long as the exchange agent receives it prior to the election deadline. The revocation must specify the account name and other information that the exchange agent may request. Revocations may not be made in part. New elections must be submitted and received by the election deadline in accordance with the election procedures described in this document.

Q:	Will I receive any fractional shares of Boston Private common stock as part of the merger consideration?

A:	No. Boston Private will not issue fractional shares in the merger. As a result, the total number of shares of Boston Private common stock that you will receive in the merger will be rounded down to the nearest whole number. You will receive a cash payment for the value of any remaining fraction of a share of Boston Private common stock that you would otherwise have been entitled to receive.

Q:	What are the tax consequences of the merger to me?

A:	Boston Private and Charter Financial expect the transaction to generally be tax-free to you for United States federal income tax purposes to the extent that you receive shares of Boston Private common stock in the merger. If you receive solely cash for your Charter Financial common stock, you will generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis in your shares of Charter Financial common stock. If you receive both Boston Private common stock and cash for your Charter Financial common stock, you will generally recognize gain equal to the lesser of (1) the amount of cash received, and (2) the excess of the fair market value of the Boston Private common stock at the completion of the merger, plus the amount of any cash received, over your tax basis in your Charter Financial common stock, but you will not be entitled to any tax loss. In certain circumstances, taxable gain on cash received could be taxable as a dividend rather than as gain from the sale of a capital asset. For a further summary of the United States federal income tax consequences of the merger to Charter Financial shareholders, please see “Material United States Federal Income Tax Consequences” beginning on page __.

Q:	Will I be able to trade the Boston Private common stock that I receive in the merger?

Yes. The Boston Private common stock issued in the merger can be traded on the NASDAQ Global Select Market under the symbol “BPFH.” You may sell the shares of Boston Private common stock you receive in the merger without restriction unless, under United States securities laws, you are considered an “affiliate” of Charter Financial at the time of the Charter Financial annual meeting or become an “affiliate” of Boston Private as a result of the merger. Affiliates will need to comply with the restrictions described in the section titled “The Merger—Restrictions on Resale of Boston Private Common Stock by Affiliates” beginning on page 49.

Q:	When is the merger expected to be completed?

A:	Boston Private and Charter Financial are working to complete the merger in the third quarter of 2007. The parties must first obtain the necessary regulatory approvals, including the approvals of the Federal Reserve, Washington and Massachusetts banking regulators, and the approval of Charter Financial’s shareholders at the annual meeting. Boston Private and Charter Financial cannot assure you as to when or if all the conditions to the merger will be met, and it is possible the parties will not complete the merger. For a further summary of the conditions of the Merger, please see “The Merger Agreement – Conditions to the Merger” beginning on page 63.

Q:	Should I send in my stock certificates now?

A:	No. An election form and materials for submitting your stock certificates will be mailed to you separately. Prior to the election deadline, you should send your Charter Financial stock certificates to the exchange agent, together with the completed, signed election form.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in, or incorporated by reference into, this document. This document contains important information about Charter Financial and Boston Private. It also contains important information about what the board of directors of Charter Financial considered in approving the merger.

You should complete and sign your proxy card and return it in the enclosed return envelope as soon as possible so that your shares will be represented at the annual meeting. If you sign and send in your proxy, but do not indicate how you want to vote, Charter Financial will count your proxy as a vote FOR approval and adoption of the merger agreement. If you abstain from voting or do not vote, it will have the effect of a vote against the merger agreement.

Q:	What vote is required to approve the merger?

A:

Approval of the merger agreement, including the merger, requires the affirmative vote of the holders of 66 2/3% of the outstanding shares of Charter Financial common stock entitled to vote. Failure to vote has the same effect as a vote against the merger. Charter Financial’s directors and certain senior officers of Charter Financial and its subsidiaries have agreed with Boston Private to vote certain Charter Financial shares they own (aggregating approximately 25.3% of the outstanding voting shares of Charter Financial) in favor of the merger agreement. The boards of directors of Charter Financial and Boston Private have adopted the merger agreement. In the event that there are not sufficient votes at the time of the annual meeting to approve the merger it will be required to approve the adjournment of the annual meeting to solicit additional proxies.

Q:	What is being voted on at annual meeting?

A:	In addition to voting on the approval of the merger agreement, Charter Financial shareholders will be voting on the election of nine directors, each for a one year term, of Charter Financial, as well as any proposal of the Charter Financial board of directors to adjourn or postpone the Charter Financial annual meeting, if necessary.

Q:	Do I have dissenters’ or appraisal rights with respect to the merger?

A:	Yes. Under Washington law, you have the right to dissent from the merger. To exercise dissenters’ rights of appraisal you must strictly follow the procedures prescribed by Chapter 23B.13 of the Washington Code. To review these procedures in more detail, see the section entitled “Dissenters’ Rights” beginning on page 50, and Annex C of this proxy statement/prospectus.

Q:	Are Boston Private shareholders voting on the merger?

A:	No vote of Boston Private shareholders is required to complete the merger.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	You can change your vote at any time before your proxy is voted at the annual meeting by:

•	sending a written notice stating that you revoke your proxy to Charter Financial at the address listed below;

•

completing a new proxy card, dated a later date than the first proxy card, and sending it to Charter Financial, at the address listed below, which proxy card will automatically replace any earlier dated proxy card that you returned; or

•	attending the annual meeting and voting in person.

You should send any notice of revocation or your completed new proxy card, as the case may be, to Charter Financial at the following address:

Keith B. Jackson

Charter Financial Corporation

10885 N.E. 4th Street

Suite 100

Bellevue, Washington 98004

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. You should fill out the voter instruction form sent to you by your broker, bank or other nominee with this document.

Q:	Are there any risks I should consider in deciding whether I vote for the merger?

A:	Yes. Set out under the heading of “Risk Factors,” beginning on page 15 of this document, a number of risk factors are listed that you should consider.

Q:	Where can I find more information?

A:	You may obtain more information from various sources, as set forth under “Where You Can Find More Information” on page 170 of this document.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this document, or if you would like to ask additional questions about the merger, you should contact:

Charter Financial Corporation

10885 N.E. 4th Street

Suite 100

Bellevue, Washington 98004

Tel: (425) 586-5015

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To more fully understand the merger agreement and before you vote, you should read carefully this entire document, including the materials attached as annexes, and the other documents to which you have been referred by Boston Private or Charter Financial. See “Where You Can Find More Information” beginning on page 170. The page references in parentheses will direct you to a more detailed description of each topic presented in this summary.

The Companies

Boston Private (see page 28)

Boston Private is a Massachusetts corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Boston Private was incorporated in Massachusetts in 1987. Boston Private is a wealth management company that offers comprehensive financial services to high net worth individuals, their companies and selected institutions. Boston Private seeks to capitalize on growth in the wealth management sector by targeting affluent regions and offering localized service. Boston Private believes the high net worth market continues to be characterized by attractive demographics because of the strong rate of growth in the number of high net worth individuals, growth in assets controlled by high net worth individuals, and the significant transition of wealth expected over the next decade. Its clients have complex financial situations and Boston Private seeks to be their trusted advisor by offering wealth management solutions through a high-touch, relationship-driven approach. Its core strategy can be described as follows: target the newly affluent; build presence in attractive geographic markets through acquisitions and organic growth; develop regional clusters and maintain decentralized management. Boston Private delivers private banking, trust, investment management and financial planning services through its subsidiaries and affiliate companies. The principal executive office of Boston Private is located at Ten Post Office Square, Boston, Massachusetts and its telephone number at that location is (617) 912-1900.

Charter Financial (see page 29)

Charter Financial is a Washington corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Charter Financial was formed in 2000 and is headquartered in Bellevue, Washington. Its principal business is to serve as the holding company for Charter Bank, a Washington state-chartered bank with branches in Bellevue, Redmond, Kent and Seattle, Washington, and Banc Support, which provides compliance and loan documentation services for various financial institutions. As of December 31, 2006, Charter Financial had total assets of $321.8 million, net loans receivable of $218.6 million, deposits of $249.1 million and shareholder’s equity of $20.7 million.

As a community-oriented financial institution, Charter Bank engages primarily in the business of attracting deposits from the general public and using those funds to originate commercial loans within its market area. Charter Bank focuses on the needs of its small business and wealthy individual customers using experienced bankers with market knowledge. The principal executive office of Charter Financial is located at 10885 N.E. 4th Street, Suite 100, Bellevue, Washington and its telephone at that location is (425) 586-5000.

The Surviving Company (see page 29)

Boston Private will be the surviving corporation in the merger.

The Merger

General (see page 33)

The merger agreement provides for the merger of Charter Financial into Boston Private, with Boston Private being the surviving corporation. Following the merger, Charter Bank and Banc Support will become wholly-owned subsidiaries of Boston Private.

The proposed merger will occur following approval of the merger agreement by the shareholders of Charter Financial and satisfaction or waiver of all other conditions to the consummation of the merger contained in the merger agreement. Approval of the merger agreement does not require the vote of Boston Private shareholders. The merger agreement is attached as Annex A to this document. Boston Private and Charter Financial encourage you to read the entire merger agreement because it is the legal document that governs the merger.

What You Will Receive in the Merger; Election to Receive Cash or Boston Private Common Stock (see page 51)

If the merger is completed, each share of Charter Financial common stock will be converted into the right to receive either:

•	$45.70 in cash (which is referred to as the cash consideration); or

•	1.5951 shares of Boston Private common stock, plus cash in lieu of any fractional share (which is referred to as the stock consideration)

You will have the opportunity to elect the form of consideration that you receive in the merger in exchange for your shares of Charter Financial common stock. You may elect to receive a portion of your merger consideration in cash and the remaining portion in shares of Boston Private common stock. However, your right to receive the form of consideration that you elect for your shares will be subject to the allocation procedures set forth in the merger agreement. These allocation procedures are intended to ensure that 40% of the outstanding shares of Charter Financial common stock immediately prior to the effective time of the merger will be converted into the right to receive the cash consideration, and 60% of the outstanding shares of Charter Financial common stock will be converted into the right to receive the stock consideration.

You may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the remaining 50 shares).

Each outstanding option to purchase Charter Financial common stock granted under the Charter Financial stock option plan will be cancelled and optionholders will be paid by Boston Private a cash amount equal to the difference between the cash consideration and the exercise price per option multiplied by the number of shares covered by the option.

The market price of Boston Private common stock will fluctuate prior to completion of the merger. You should obtain current stock price quotations from a newspaper, from a reputable internet source or by calling your broker.

No fractional shares of Boston Private common stock will be issued in connection with the merger. Instead, Charter Financial shareholders who receive Boston Private common stock will receive the value of any fractional share in cash based on the average of the closing sales prices of a share of Boston Private common stock, as reported on the NASDAQ Global Select Market (as reported in the Wall Street Journal), for the five trading days preceding the closing date of the merger, rounded to the nearest whole cent.

Allocation Procedures (see pages 53 and 54)

The merger agreement provides for overall limitations on the amount of cash and shares of Boston Private common stock available in the merger as follows:

•

40% of the total number of outstanding shares of Charter Financial common stock immediately prior to the effective time of the merger will be converted into the right to receive the cash consideration; and

•

60% of the total number of outstanding shares of Charter Financial common stock immediately prior to the effective time of the merger will be converted into the right to receive the stock consideration.

As a result, whether you receive the amount of cash and/or stock you request in your election form will depend in part on the elections of other Charter Financial shareholders. You may not receive exactly the form of consideration that you elect in the merger, and you may instead receive a pro rata amount of cash and Boston Private common stock.

If you have a preference for receiving either cash or Boston Private common stock for your shares of Charter Financial common stock, you should return the election form indicating your preference. Charter Financial shareholders who make an election will be accorded priority over those shareholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of Charter Financial shares being converted into the right to receive cash consideration and stock consideration. If you do not make an election, you will be allocated cash consideration and/or stock consideration depending on the elections made by other Charter Financial shareholders. However, even if you do make an election, the form of merger consideration you actually receive may differ from the form of merger consideration you elect to receive based upon the elections made by other Charter Financial shareholders.

If your shares or a portion of your shares of Charter Financial common stock are held in “street name” by a broker, bank or other nominee, an election form will be mailed to the broker, bank or other nominee with respect to those shares.

The market price of Boston Private common stock will fluctuate between the date of this document, the date of your election and the effective time of the merger. Because the exchange ratio is fixed, such fluctuations will alter the value of the shares of Boston Private common stock that you may receive in the merger. In addition, because the tax consequences of receiving cash will differ from the tax consequences of receiving Boston Private common stock, you should carefully read the section in this document titled “Material Federal Income Tax Consequences” beginning on page 70.

Procedure for Making an Election (see pages 53 and 55)

In order to make an election, you must properly complete and deliver an election form with your stock certificates prior to the election deadline.

At least thirty days prior to the expected election deadline, Boston Private will cause the exchange agent to mail or deliver to holders of record of Charter Financial common stock a form of election and transmittal materials. You must properly complete and deliver to the exchange agent the election materials along with your stock certificates (or a properly completed notice of guaranteed delivery). Please do not send your stock certificates or form of election with your proxy card.

If your shares or a portion of your shares of Charter Financial common stock are held in “street name” by a broker, bank or other nominee, an election form will be mailed to the broker, bank or other nominee with respect to those shares.

Your election form and stock certificates (or a properly completed notice of guaranteed delivery) must be received by the exchange agent by the election deadline, which will be 5:00 p.m., Boston time, on the tenth business day prior to the date on which it is anticipated that the merger will be completed. The election deadline will be specified in the election form. Once you tender your stock certificates to the exchange agent, you may not transfer your Charter Financial shares unless you revoke your election by written notice to the exchange agent which is received prior to the election deadline.

If you fail to submit a properly completed form of election, together with your stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, you will be deemed not to have made an election. As a non-electing holder, you may be paid all in cash, all in Boston Private common stock, or in part cash and in part Boston Private common stock, depending on the remaining pool of cash and Boston Private common stock available for paying the merger consideration after honoring the cash elections and stock elections that other shareholders have made, subject to any allocation adjustments.

If the merger is not completed for any reason, any stock certificates submitted prior to termination will be returned by the exchange agent by first class mail.

Opinion of Hovde Financial Inc. (see page 40)

In deciding to approve the merger agreement, the board of Charter Financial considered an opinion from its financial advisor, Hovde Financial Inc. (“Hovde Financial”). On March 3, 2007, Hovde Financial delivered its written opinion to the board of Charter Financial that, as of that date and based on and subject to the assumptions and limitations on review set forth in the opinion, the merger consideration to be paid to Charter Financial shareholders was fair, from a financial point of view, to shareholders of Charter Financial. Hovde Financial has confirmed its March 3, 2007 opinion by delivering to the Charter Financial board an updated written opinion dated                      , 2007, the full text of this opinion is attached as Annex D to this document. Boston Private and Charter Financial encourage you to read this opinion carefully in its entirety. The opinion of Hovde Financial is directed to the board of Charter Financial and is not a recommendation to any shareholder on how to vote on the merger agreement, the form of consideration any shareholder should elect in the merger, or any other matter.

Charter Financial’s Reasons for the Merger; Recommendation of Charter Financial’s Board of Directors (see pages 37 and 38

The Charter Financial board of directors believes the merger is in the best interests of Charter Financial and the Charter Financial shareholders. The Charter Financial board of directors recommends that Charter Financial shareholders vote “FOR” the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement. In approving and adopting the merger agreement and making its recommendation, the Charter Financial board of directors consulted with its senior management and Charter Financial’s financial and legal advisors and considered a number of strategic, financial and other considerations referred to under the section entitled “The Merger—Reasons for the Merger” and “Recommendation of Charter Financial’s Board of Directors.”

Boston Private’s Reasons for the Merger (see page 39)

In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Boston Private common stock to the Charter Financial shareholders, Boston Private’s board of directors consulted with Boston Private’s senior management, legal counsel and financial advisors and considered, among other things, the following factors:

•	the ability to expand Boston Private’s wealth management market into Washington state;

•	the anticipated effectiveness of the merger in allowing Boston Private to enhance shareholder returns; and

•

the business, operations, financial condition, earnings and prospects of each of Boston Private and Charter Financial, taking into account Boston Private’s due diligence review of Charter Financial’s business.

The Boston Private board has unanimously approved the merger agreement, the merger and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Boston Private common stock to the Charter Financial shareholders.

Material Federal Income Tax Consequences (see page 70)

In general, your United States federal income tax consequences of the merger will depend upon whether you receive cash, Boston Private common stock or both.

If you receive solely shares of Boston Private common stock and cash in lieu of a fractional share interest, then you generally will not recognize any gain or loss, except with respect to the fractional share interest.

If you receive solely cash, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your basis in your Charter Financial shares. The tax treatment of any gain or loss will depend upon your individual circumstances.

If you receive a combination of Boston Private common stock and cash other than cash in lieu of a fractional share interest, then you will generally recognize gain in amount equal to the lesser of the total amount of cash you receive or the amount of the gain realized on the exchange, but you are not permitted to recognize a loss. Any gain may be treated as a dividend or capital gain, depending on your particular circumstances.

This tax treatment may not apply to all Charter Financial shareholders. Determining the actual tax consequences of the merger to a Charter Financial shareholder can be complicated. Charter Financial shareholders should consult their personal tax advisors for a full understanding of the merger’s tax consequences that are particular to them.

Neither Charter Financial nor Boston Private will be obligated to complete the merger unless it receives a tax opinion, dated as of the closing date, that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for the United States federal income tax purposes. These opinions, however, will not bind the Internal Revenue Service, which may take a different view.

Dissenters’ Rights (see page 50)

If you do not vote for the merger agreement and you follow certain procedures, in lieu of receiving the merger consideration, you will receive the fair market value of your shares in cash after the merger is completed.

The procedures which you must follow to exercise your dissenter’s rights are in Chapter 23B.13 of the Washington Code. Merely voting against the merger agreement will not preserve your dissenters’ rights. The relevant sections of the Washington law governing this process are reprinted in their entirety and attached to this document as Annex C. Your failure to comply precisely with all of the procedures required by Washington law may result in the loss of your dissenters’ rights.

Interests of Charter Financial Directors and Officers in the Merger (see page 46)

You should be aware that the directors and senior executive officers of Charter Financial have interests in the merger that are different from, or are in addition to, the interests of Charter Financial shareholders. These interests include, but are not limited to, the continued service or employment of the directors and senior executive officers with Charter Bank after the merger; a new employment agreement for our chief executive officer; a new retention agreement for our president and chief operating officer which provides for restricted stock grants; the payment of change in control benefits to the senior executive officers, whose employment will continue after the merger, in the amounts set forth in existing change in control severance or benefit agreements; accelerated vesting of stock options for senior executive officers and indemnification of the directors and senior executive officers by Boston Private. The Charter Financial and Boston Private boards of directors were aware of these interests and considered then, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Treatment of Stock Options (see page 54)

Each option granted under by Charter Financial, whether vested or unvested, and which has not been previously exercised or cancelled, will be cancelled at the effective time of the merger. In exchange for the cancellation of an option, the holder of that option will be entitled to receive a cash payment from Boston Private in an amount equal to the product of:

•	the number of Charter Financial shares provided for in the option; and

•	the excess, if any, of $45.70 over the exercise price per share provided in the option.

This cash payment will be made without interest and will be net of all applicable withholding taxes.

Conditions to the Merger (see page 63)

Boston Private and Charter Financial will not complete the merger unless a number of conditions are satisfied or waived, including approval of the merger agreement by Charter Financial’s shareholders, the receipt of the required regulatory approvals discussed below, without the imposition of a condition that would reasonably be expected to have a material adverse effect on Charter Financial or Boston Private, Mr. Jackson’s employment agreement with Boston Private continuing to be in effect other than as a result of death or disability, and dissenting shares comprising not more than 10% of Charter Financial’s common stock.

Regulatory Approvals (see page 68)

Before Boston Private and Charter Financial may complete the merger, the parties must obtain regulatory approvals from federal and state bank regulators, including the Board of Governors of the Federal Reserve System (“Federal Reserve Board”), the Director of the Washington Division of Banks of the Department of Financial Institutions (“Washington DOB”) and the Massachusetts Board of Bank Incorporation (“BBI”). In addition, the completion of the merger is subject to the expiration of certain waiting periods and other requirements that are described more fully below in “Regulatory Approvals and Other Information.” Although Boston Private and Charter Financial know of no reason why the required approvals should not be obtained, as of the date of this document, the required approvals have not been received and there can be no assurance that they will be obtained.

The Annual Meeting of Charter Financial’s Shareholders—Vote Required (see page 30)

An annual meeting of Charter Financial’s shareholders will be held at          on         , 2007 at         , local time to vote:

•	to adopt and approve the merger agreement;

•	to elect nine directors to serve until the completion of the merger or, if the merger is not completed, until the 2008 annual meeting of shareholders;

•

to approve the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve the merger proposal; and

•	to consider and act upon such other business and matters or proposals as may properly come before the annual meeting or any adjournment or postponement of that meeting.

The record date for the annual meeting is                     , 2007. As of that date, there were              shares of Charter Financial common stock outstanding and entitled to be voted at the annual meeting of shareholders. To act on the matters presented at the annual meeting of shareholders, a quorum of a majority in total voting power of the Charter Financial shares entitled to vote must be present at the annual meeting. To adopt and approve the merger agreement, the holders of 66 2/3% of the outstanding shares of Charter Financial common stock entitled to vote must vote to approve the merger agreement. Shareholders will have one vote at the annual meeting for each share of Charter Financial common stock that they owned on the record date. The directors and executive officers of Charter Financial beneficially owned, as of the record date, and are entitled to vote approximately 25.3% of the outstanding shares of Charter Financial common stock.

Charter Financial’s board of directors has adopted the merger agreement, approved the merger and the transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of its shareholders.

Voting Agreement (see page 67)

The directors and certain senior officers of Charter Financial and its subsidiaries have entered into a voting agreement with Boston Private in the form attached as Annex B to this document, in which the directors and officers agreed, among other things:

•	to vote all of their shares of Charter Financial common stock, in favor of the merger agreement at the annual meeting; and

•	not to sell or transfer their shares prior to the time the Charter Financial shareholders vote on the merger agreement or the termination of the merger agreement.

Boston Private and Charter Financial currently expect that these directors and senior officers, who in the aggregate own 25.3% of Charter Financial’s outstanding shares, including the shares subject to the voting agreement, will vote all of their shares in favor of the merger agreement.

Additional Considerations

Limitations on Considering Competing Transactions (see page 61)

The merger agreement restricts Charter Financial’s ability to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in Charter Financial. However, if Charter Financial receives a bona fide unsolicited written acquisition proposal from a third party that is, or is reasonably likely to be, more favorable to Charter Financial shareholders than the terms of the merger agreement, Charter Financial may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions in the merger agreement. In addition, the Charter Financial board of directors may not modify, qualify, withhold or withdraw its approval or recommendation of the merger agreement, approve or recommend another acquisition proposal to its shareholders, or cause Charter Financial to enter into a letter of intent or definitive agreement with respect to an acquisition transaction or that requires Charter Financial to abandon, terminate of fail to consummate the merger, unless the Charter Financial board of directors determines in good faith, after consultation with counsel and its financial advisor, that an acquisition proposal is a superior proposal and that it is required to take such action to comply with its fiduciary duties to shareholders under applicable law. Boston Private has the right to match the terms of any superior proposal.

Termination of the Merger Agreement (see page 64)

Either Boston Private or Charter Financial may terminate the merger agreement if any of the following occurs:

•	the parties mutually consent to the termination of the merger agreement;

•	if any necessary governmental or regulatory approval of the merger is denied;

•	the merger has not been completed by September 30, 2007;

•	the other party materially breaches any of its representations, warranties or covenants contained in the merger agreement, and the breach is not cured within a specified time period; or

•	Charter Financial’s shareholders do not approve the merger.

In addition, Boston Private may terminate the merger agreement if:

•	the Charter Financial board of directors:

•	fails to publicly recommend to Charter Financial shareholders that they vote in favor of the merger agreement;

•

modifies or qualifies, in a manner adverse to Boston Private, withholds or withdraws its recommendation to Charter Financial shareholders to vote in favor of the merger agreement, or makes any statement, filing or release that is inconsistent with the recommendation;

•	breaches its obligations to call, give notice of and commence the special meeting; or

•	approves or recommends an alternative acquisition proposal;

•	Charter Financial breaches its obligations to call, give notice of and commence the annual meeting; or

•	Charter Financial breaches in any material respect the provisions in the merger agreement prohibiting the solicitation of other acquisition proposals.

Charter Financial has the right to terminate the merger agreement in connection with entering into a definitive agreement to effect a superior proposal, subject to specified conditions in the merger agreement.

Termination Fee and Expenses (see page 65)

As a condition to Boston Private’s willingness to enter into the merger agreement, Charter Financial has agreed to pay a termination fee equal to $2.8 million to Boston Private if the merger agreement is terminated under specified circumstances generally relating to a competing third party offer to acquire Charter Financial.

Accounting Treatment (see page 49)

The merger will be accounted for under the purchase method. The total purchase price will be allocated to the assets acquired and liabilities assumed, based on their fair values. To the extent that the purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, Boston Private will allocate the excess purchase price to intangible assets, including goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense but rather will be evaluated at least annually for impairment and if appropriate, written down accordingly; however, core deposits and other intangibles with definite useful lives recorded by Boston Private in connection with the merger will be amortized to expense over their estimated useful lives.

Comparison of Shareholders’ Rights (see page 159)

When Boston Private and Charter Financial complete the merger you may become the holder of shares of Boston Private common stock. Your rights as a Boston Private shareholder will be governed by Boston Private’s articles of organization and by-laws and by Massachusetts law. This means that as a result of the merger, you will have different rights when you become a shareholder of Boston Private than you currently have as a shareholder of Charter Financial. For information regarding the rights of Boston Private shareholders compared to those of Charter Financial shareholders, please see “Comparison of Shareholder Rights” beginning on page 159.

Dividends and Distributions (see page 52)

Pursuant to the merger agreement, Charter Financial will be permitted to make cash dividend distributions to its shareholders that do not exceed $0.09 per share on a semi-annual basis. However, Charter Financial and Boston Private shall coordinate the declaration, record date, and payment of any dividend in respect of Charter Financial’s common stock so that there is no duplication or loss of dividend benefit.

Board of Directors and Officers Following the Merger

The directors and officers of Boston Private will remain the directors and officers of Boston Private following the merger. After the merger, Charter Financial’s wholly-owned subsidiary, Charter Bank, will continue with its current board of directors as a wholly-owned subsidiary of Boston Private, with two additional directors of Charter Bank designated by Boston Private. The management of Charter Bank will continue as it was prior to the merger.

Comparative Stock Prices

Shares of Boston Private’s common stock are traded on the NASDAQ Global Select Market. The last sale price of Boston Private’s common stock as reported on NASDAQ Global Select Market on March 2, 2007 (the last trading day preceding the announcement of the merger) was $29.21. The last sale price for Boston Private’s common stock as reported on NASDAQ Global Select Market on             , 2007 (the most recent date for which it was practicable to obtain market price data prior to the printing of this proxy statement/prospectus) was $            .

There is no public or active market for Charter Financial’s common stock. The last sale price of Charter Financial’s common stock, of which management is aware preceding both the execution of the merger agreement and the printing of this proxy statement/prospectus was $28.00.

Unaudited Comparative Per Share

The following tables show per share financial information reflecting the merger of Boston Private and Charter Financial (which is referred to as “pro forma” information) and summary historical data for each of Boston Private and Charter Financial. The pro forma information assumes that the acquisition of Charter Financial had been completed on the dates and at the beginning of the earliest periods indicated.

	Boston Private		Charter
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
Net income per basic share:
Year ended December 31, 2006	$1.53	$1.51	$2.15	$2.41
Net income per diluted share:
Year ended December 31, 2006	$1.43	$1.42	$2.05	$2.26
Dividends declared per share:
Year ended December 31, 2006	$0.32	$0.32	$0.15	$0.51
Book Value per share:
December 31, 2006	$17.36	$17.79	$14.27	$28.38
Tangible book value per share:
December 31, 2006	$4.76	$4.26	$14.27	$6.79

(1)	Pro forma combined amounts are calculated by adding together the historical amounts reported by Boston Private and Charter Financial as adjusted for the estimated purchase accounting adjustments to be recorded on a pro forma basis.
(2)	Pro forma equivalent amounts are calculated by multiplying the pro forma combined amounts by the exchange ratio of 1.5951.
(3)	It is anticipated that the initial dividend rate will be equal to the current dividend rate of Boston Private. Accordingly, pro forma combined dividends per share of Boston Private common stock represent the historical dividends per common share paid by Boston Private.

Number of Holders of Common Stock and Number of Shares Outstanding

As of                     , 2007, there were              shareholders of record of Boston Private who held an aggregate of              shares of Boston Private common stock.

As of                     , 2007, there were              shareholders of record of Charter Financial who held an aggregate of              shares of common stock.

RISK FACTORS

In addition to the other information included in this document, you should consider carefully the risk factors described below in deciding how to vote and in making a cash or stock election. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this document titled “Special Note Regarding Forward-Looking Statements” beginning on page 26.

Risks Related to the Merger

The value of the stock consideration you receive in the merger will fluctuate with the price of Boston Private common stock.

Upon completion of the merger, 60% of the outstanding shares of Charter Financial common stock will be converted into shares of Boston Private common stock. The ratio at which the shares will be converted is fixed at 1.5951 shares of Boston Private common stock for each share of Charter Financial common stock, and there will be no adjustment for changes in the market price of either Charter Financial common stock or Boston Private common stock. Any change in the price of Boston Private common stock will affect the value of the stock consideration Charter Financial shareholders will receive in the merger. Stock price changes may result from a variety of factors that are beyond the control of Boston Private and Charter Financial, including changes in businesses, operations and prospects, regulatory considerations, and general market and economic conditions. Accordingly, at the time of the annual meeting of shareholders and at the time the elections are due, you will not know the exact value of the stock consideration to be received in the merger. In addition, there will be a time period between the completion of the merger and the time at which former Charter Financial shareholders actually receive stock certificates evidencing their shares of Boston Private common stock. Until such stock certificates are received, former Charter Financial shareholders may not be able to sell their Boston Private shares in the open market and, therefore, will not be able to avoid losses resulting from any decrease, or secure gains resulting from any increase, in the trading price of Boston Private common stock during this period. See “The Merger Agreement—Merger Consideration; Allocation Procedures” beginning on page 53 and the Agreement and Plan of Merger attached to this document as Annex A for more detailed information regarding the merger consideration.

Because the market price of Boston Private common stock may increase or decrease before the completion of the merger, Boston Private urges you to obtain current market quotations. Boston Private common stock is traded on the NASDAQ Global Select Market under the trading symbol “BPFH.” No prediction can be made as to the market prices of Boston Private common stock at any time before or after the completion of the merger.

Shareholders may receive a form of consideration different from what they elect.

If the merger is completed, each outstanding share of Charter Financial common stock will be converted into the right to receive either $45.70 in cash or 1.5951 shares of Boston Private common stock, plus cash in lieu of any fractional share. You will have the opportunity to elect to receive all cash, all stock or a combination of cash and stock with respect to the shares of Charter Financial common stock that you hold. Your right as a Charter Financial shareholder to receive the consideration you elect for your shares is limited because of the allocation procedures set forth in the merger agreement, which are intended to ensure that 40% of the outstanding shares of Charter Financial common stock will be converted into the right to receive cash, and 60% of these shares of Charter Financial common stock will be converted into the right to receive Boston Private common stock. If the total cash elections by Charter Financial shareholders are greater, or less, than the aggregate cash consideration to be paid in the merger, or the total stock elections by Charter Financial shareholders are greater, or less, than the aggregate stock consideration to be paid in the merger, you may not receive exactly the form of consideration that you elect and you may receive a pro rata amount of cash and Boston Private common stock. A detailed discussion of the merger consideration provisions of the merger agreement is set forth under the sections titled “The Merger Agreement—Merger Consideration; Allocation Procedures,” “—Election Form” and “—Election Deadline; Submission of Election Materials,” beginning on page 53. We recommend that you carefully read this discussion and the merger agreement attached to this document as Annex A.

The opinion obtained by Charter Financial from its financial advisor will not reflect subsequent changes.

Hovde Financial, the financial advisor to Charter Financial, has delivered a “fairness opinion” to the board of directors of Charter Financial. The opinion of Hovde Financial is directed to the board of Charter Financial and is not a recommendation to any shareholder on how to vote on the merger agreement, the form of consideration any shareholder should elect in the merger or any other matter. The opinion which was originally issued on March 3, 2007, and which was updated as of the date of this document, states that, based upon and subject to the assumptions and limitations on review set forth in the opinion, the merger consideration is fair, from a financial point of view, to those shareholders. The opinion does not reflect changes that may occur or may have occurred after the date of this updated opinion, including changes to the operations and prospects of Boston Private or Charter Financial, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the updated opinion is based, may alter the relative value of Boston Private and Charter Financial.

Unanticipated costs relating to the merger could reduce Boston Private’s future earnings per share.

Boston Private believes it has reasonably estimated the likely costs of integrating the operations of Charter Financial into Boston Private and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have an adverse effect on the results of operations and financial condition of Boston Private after the merger. If unexpected costs are incurred, the merger could have a significant dilutive effect on Boston Private’s earnings per share. In other words, if the merger is completed and Boston Private incurs such unexpected costs and expenses as a result of the merger, Boston Private believes that the earnings per share of Boston Private common stock could be less than they would have been if the merger had not been completed.

Boston Private may be unable to successfully integrate Charter Financial’s operations and retain key Charter Financial employees.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	coordinating geographically separated organizations;

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures;

•	retaining key employees; and

•	retaining existing customers and attracting new customers.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The integration of the two companies will require the experience and expertise of key employees of Charter Financial who are expected to be retained by Boston Private. Although Boston Private has entered into retention agreements with certain officers of Charter Financial, there can be no assurances, however, that Boston Private will be successful in retaining these employees for the time period necessary to successfully integrate Charter Financial’s operations with those of Boston Private. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of the combined company.

Charter Financial’s officers and directors have interests that are different from, or in addition to, your interest as a shareholder.

Charter Financial’s directors directed the negotiation of the merger agreement with Boston Private, and the Charter Financial board of directors adopted the merger agreement and is recommending that Charter Financial shareholders vote for the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, as you decide how to vote on the proposal to approve the merger agreement, you should be aware that Charter Financial’s senior executive officers and directors have economic interests in the merger that are in addition to, or different from, the interests of its shareholders. The Charter Financial board was aware of these interests when it approved the merger agreement. These interests include:

•

an agreement between Keith B. Jackson and Boston Private that provides for the continuation of his salary if his employment is terminated under certain circumstances following the merger among other benefits further described on page 47;

•

immediately after the merger is effective, each of the three senior executive officers will receive a lump-sum cash amount equal to the amount that the executive would have received upon a severance in accordance with their severance agreements;

•	one other senior executive will, under specified circumstances, receive a change in control benefit six months after completion of the merger;

•

a retention agreement entered into between Boston Private and one senior executive officer that provides for restricted stock grants if he continues to work for Charter Bank for a certain period of time, and similar retention agreements are also being entered into with other Charter Financial employees;

•	continuation of indemnification and insurance coverage for acts and omissions in their capacities as Charter Bank officers and directors.

For a more detailed discussion of these interests, see “The Merger—Interests of Charter Financial Directors and Officers in the Merger” beginning on page 46.

The merger may fail to qualify as a reorganization for federal income tax purposes, resulting in your recognition of taxable gain or loss in respect of all of your Charter Financial shares.

Boston Private and Charter Financial intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (the “Code”). Although the Internal Revenue Service (the “IRS”) will not provide a ruling on the matter. Charter Financial and Boston Private each will, as a condition to closing, obtain an opinion from counsel that the merger will constitute a reorganization for federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of Charter Financial common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the sum of the amount of cash and the fair market value of the Boston Private common stock received in exchange for that share upon completion of the merger.

The need for governmental approvals may affect the date of completion of the merger or may diminish the benefits of the merger.

Charter Financial and Boston Private are required to obtain the approvals of several bank regulatory agencies prior to completing the merger. Satisfying any requirements of these regulatory agencies may affect the date of completion of the merger. In addition, you should be aware that it is possible that restrictions on the combined operations of the two companies or other regulatory relief may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. While neither Boston Private nor Charter Financial is required to complete the merger if a government agency conditions a required approval in a manner that would have a material adverse effect on either company, the parties could agree to waive this provision of the merger agreement and complete the merger notwithstanding the imposition of such a condition. Any such condition could diminish the benefits of the merger to Boston Private and its shareholders including Charter Financial shareholders who receive stock consideration in the merger.

If you tender shares of Charter Financial common stock to make an election, you will not be able to transfer those shares until after the merger, unless you revoke your election prior to the election deadline.

To make a cash or stock election, you must deliver your stock certificate(s) to the exchange agent prior to the election deadline. You will not be able to sell any shares of Charter Financial common stock that you have delivered, unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Charter Financial common stock for any reason until you receive cash or Boston Private common stock, or both, in the merger. During the period between delivery of your shares and the closing of the merger, the trading price of Boston Private common stock may decrease.

The date that you will receive your merger consideration depends on the completion date of the merger, which is expected to occur in the third quarter of 2007. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The Merger Agreement Limits Charter Financial’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, limit Charter Financial’s ability to discuss, facilitate or commit to completing a third-party proposal to acquire all or a significant part of Charter Financial. These provisions together with the “termination fee” provisions in the merger agreement might discourage a potential competing acquirer from considering or proposing an acquisition for all or a significant portion of Charter Financial.

If the merger is not completed by September 30, 2007, either Boston Private or Charter Financial may choose not to proceed with the merger.

Either Boston Private or Charter Financial, if it is not in breach of its obligations under the merger agreement, may terminate the merger agreement if the merger has not been completed by September 30, 2007. See “The Merger Agreement—Termination,” beginning at page 64 of this proxy statement/prospectus.

Charter Financial’s shareholders will have less influence as shareholders of Boston Private than as shareholders of Charter Financial.

You currently have the right to vote in the election of the board of directors of Charter Financial and on other matters affecting Charter Financial. The merger will transfer control of Charter Financial to Boston Private. If the merger occurs and you become a shareholder of Boston Private, your percentage ownership of Boston Private will be much smaller than your percentage ownership of Charter Financial. Because of this, you will no longer be able to influence the management policies of the combined company’s operations to the extent you were able to influence management policies of Charter Financial before the merger, and as a shareholder of Boston Private with a small ownership percentage you may not be able to influence the management policies of Boston Private.

Risks Related To Boston Private Following The Completion Of The Merger

Boston Private’s business strategy contemplates significant growth and there are challenges and risks inherent in such a growth strategy.

In recent years, Boston Private has experienced rapid growth, both due to the expansion of its existing businesses as well as acquisitions. Among the challenges facing Boston Private is the ongoing need to continue to maintain and develop an infrastructure appropriate to support such growth, including in the areas of management personnel, systems, compliance, and risk management, while taking steps to ensure that the related expense incurred is commensurate with the growth in revenues. Accordingly, there is risk inherent in Boston Private’s pursuit of a growth strategy that revenue will not be sufficient to support such expense and generate profitability at the levels Boston Private has historically achieved. A significant decrease in revenues or increases in costs could adversely affect Boston Private’s results of operations or financial condition.

In connection with Boston Private’s recent acquisitions and to the extent that Boston Private acquires other companies in the future, Boston Private’s business may be negatively impacted by certain risks inherent in such acquisitions.

Boston Private has in the past considered, and will in the future continue to consider, the acquisition of other banking, investment management, and wealth advisory companies. To the extent that Boston Private acquires other companies in the future, its business may be negatively impacted by certain risks inherent in such acquisitions. These risks include, but are not limited to, the following:

•	the risk that Boston Private will incur substantial expenses in pursuing potential acquisitions without completing such acquisitions;

•	the risk that Boston Private may lose key clients of the acquired business as a result of the change of ownership to Boston Private;

•	the risk that the acquired business will not perform in accordance with Boston Private’s expectations;

•

the risk that difficulties will arise in connection with the integration of the operations of the acquired business with the operations of Boston Private’s private banking, investment management, or wealth advisory businesses, particularly to the extent Boston Private is entering new geographic markets;

•

the risk that Boston Private will need to make significant investments in infrastructure, controls, staff, emergency backup facilities or other critical business functions that become strained by its growth;

•	the risk that management will divert its attention from other aspects of Boston Private’s business;

•	the risk that Boston Private may lose key employees of the acquired business;

•	the risk that unanticipated costs relating to potential acquisitions could reduce Boston Private’s earnings per share;

•	the risk associated with entering into geographic and product markets in which Boston Private has limited or no direct prior experience;

•	the risk that Boston Private may assume unanticipated liabilities of the acquired company as a result of the acquisition; and

•	the risk that an acquisition will dilute Boston Private’s earnings per share, in both the short and long term, or that it will reduce Boston Private’s tangible capital ratios.

As a result of these risks, any given acquisition, if and when consummated, may adversely affect Boston Private’s results of operations or financial condition. In addition, because the consideration for an acquisition may involve cash, debt or the issuance of shares of Boston Private’s stock and may involve the payment of a premium over book and market values, existing shareholders may experience dilution in connection with an acquisition.

Attractive acquisition opportunities may not be available to Boston Private in the future.

Boston Private will continue to consider the acquisition of other businesses. However, Boston Private may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could negatively impact the growth of Boston Private’s business. Boston Private expects that other banking and financial companies, many of which have significantly greater resources than Boston Private does, will compete with Boston Private to acquire compatible businesses. This competition could increase prices for acquisitions that Boston Private would likely pursue. Also, acquisitions of regulated businesses such as banks are subject to various regulatory approvals. Failure to maintain regulatory compliance of regulations such as the Bank Secrecy Act could make regulatory approvals difficult to obtain. If Boston Private fails to receive the appropriate regulatory approvals, Boston Private will not be able to consummate an acquisition that Boston Private believes is in its best interests.

If Boston Private is required to write down goodwill and other intangible assets, its financial condition and results of operations would be negatively affected.

When Boston Private acquires a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. At December 31, 2006, Boston Private’s goodwill and other identifiable intangible assets were approximately $461 million. Under current accounting standards, if Boston Private determines that goodwill or intangible assets are impaired, Boston Private will be required to write down the value of these assets. Boston Private conducts an annual review to determine whether goodwill and other identifiable intangible assets are impaired.

Goodwill is tested for impairment annually in the fourth quarter at the reporting unit level. An impairment test also could be triggered between annual testing dates if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Examples of those events or circumstances would include the following:

•	Significant adverse change in business climate;

•	Significant unanticipated loss of clients/assets under management;

•	Unanticipated loss of key personnel;

•	Sustained periods of poor investment performance;

•	Significant loss of deposits or loans;

•	Significant reductions in profitability;

•	Significant changes in loan credit quality;

Boston Private cannot assure you that will not be required to take an impairment charge in the future. Any impairment charge would have a negative effect on Boston Private’s shareholders’ equity and financial results.

Boston Private may not be able to attract and retain banking customers at current levels.

Competition in the local banking industry coupled with Boston Private’s relatively small size (even after the merger with Charter Financial) may limit the ability of Boston Private’s banking subsidiaries to attract and retain banking customers.

In particular, the competitors of Boston Private’s subsidiary banks include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit and investment needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and range and quality of services provided. Boston Private’s banks also face competition from out-of-state financial intermediaries which have opened low-end production offices or which solicit deposits in their respective market areas.

Because Boston Private’s banks maintain smaller staffs and have fewer financial and other resources than the larger institutions with which they compete, they may be limited in their ability to attract customers. In addition, some of the banks’ current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than Boston Private’s banks can accommodate.

Boston Private expects that the merger with Charter Financial will improve its ability to attract and retain banking customers. If, however, Boston Private’s banks (including Charter Bank after the merger) are unable to attract and retain banking customers, they may be unable to continue their loan growth and their results of operations and financial condition could be negatively impacted.

Defaults in the repayment of loans may negatively impact Boston Private’s business.

A borrower’s default on its obligations under one or more of Boston Private’s banks’ loans may result in lost principal and interest income and increased operating expenses as a result of the allocation of management time and resources to the foreclosure and collection or restructuring of the loan.

In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, Boston Private’s banks may have to write-off the loan in whole or in part. In such situations, the banks may acquire real estate or other assets, if any, which secure the loan through foreclosure or other similar available remedies. In such cases, the amount owed under the defaulted loan often exceeds the value of the assets acquired.

The management of Boston Private periodically makes a determination of an allowance for loan losses based on available information, including the quality of the banks’ loan portfolios, certain economic conditions, and the value of the underlying collateral and the level of their non-accruing loans. Provisions to this allowance result in an expense for the period. If, as a result of general economic conditions or an increase in defaulted loans, management determines that additional increases in the allowance for loan losses are necessary, the banks will incur additional expenses.

In addition, bank regulatory agencies periodically review Boston Private’s banks’ allowances for loan losses and the values they attribute to real estate acquired through foreclosure or other similar remedies. Such regulatory agencies may require Boston Private’s banks to adjust their determination of the value for these items. These adjustments could negatively impact Boston Private’s results of operations or financial condition.

A downturn in local economies or real estate markets could negatively impact Boston Private’s banking business.

A downturn in the local economies or real estate markets could negatively impact Boston Private’s banking business. Primarily, Boston Private’s banks serve individuals and smaller businesses located in four geographic regions: eastern Massachusetts, northern California, southern California and southern Florida. In addition, Gibraltar Private Bank and Trust Company (“Gibraltar”) has recently opened an office in New York City. The ability of the banks’ customers to repay their loans is impacted by the economic conditions in these areas.

The banks’ commercial loans are generally concentrated in the following customer groups:

•	real estate developers and investors;

•	financial service providers;

•	technology companies;

•	manufacturing and communications companies;

•	professional service providers;

•	general commercial and industrial companies; and

•	individuals.

Boston Private’s banks’ commercial loans, with limited exceptions, are secured by real estate (usually income producing residential and commercial properties), marketable securities or corporate assets (usually accounts receivable, equipment or inventory). Substantially all of Boston Private’s banks’ residential mortgage and home equity loans are secured by residential property. Consequently, Boston Private’s banks’ ability to continue to originate real estate loans may be impaired by adverse changes in local and regional economic conditions in the real estate markets, or by acts of nature, including earthquakes and flooding. Due to the concentration of real estate collateral, these events could have a material adverse impact on the ability of the borrowers of Boston Private’s banks to repay their loans and affect the value of the collateral securing these loans.

Environmental liability associated with commercial lending could result in losses.

In the course of their business, Boston Private’s banks may acquire, through foreclosure, properties securing loans they have originated or purchased which are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, Boston Private, or Boston Private’s banks, might be required to remove these substances from the affected properties at Boston Private’s sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. Boston Private may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on Boston Private’s business, results of operations and financial condition.

Fluctuations in interest rates may negatively impact Boston Private’s banking business.

Fluctuations in interest rates may negatively impact the business of Boston Private’s banks. The main source of income from operations for Boston Private’s banks is net interest income, which is equal to the difference between the interest income received on interest bearing assets (usually loans and investment securities) and the interest expense incurred in connection with interest bearing liabilities (usually deposits and borrowings). These rates are highly sensitive to many factors beyond Boston Private’s control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. The net interest income for Boston Private’s banks can be affected significantly by changes in market interest rates. Changes in relative interest rates may reduce the net interest income for Boston Private’s banks as the difference between interest income and interest expense decreases. As a result, Boston Private’s banks have adopted asset and liability management policies to minimize the potential adverse effects of changes in interest rates on net interest income, primarily by altering the mix and maturity of loans, investments and funding sources. However, even with these policies in place, a decrease in interest rates could negatively impact Boston Private’s results of operations or financial condition.

An increase in interest rates could also have a negative impact on the results of operations for Boston Private’s banks by reducing the ability of borrowers to repay their current loan obligations, which could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate further increases to the banks’ allowances for loan losses. Increases in interest rates, in certain circumstances, may also lead to high levels of loan prepayments, which may also have an adverse impact on Boston Private’s net interest income.

Prepayments of loans may negatively impact Boston Private’s business.

Generally, customers of Boston Private’s banks may prepay the principal amount of their outstanding loans at any time. The speed at which such prepayments occur, as well as the size of such prepayments, are within such customers’ discretion. If customers prepay the principal amount of their loans, and Boston Private is unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates, Boston Private’s interest income will be reduced. A significant reduction in interest income could have a negative impact on Boston Private’s results of operations and financial condition.

Boston Private’s cost of funds for banking operations may increase as a result of general economic conditions, interest rates and competitive pressures.

Boston Private’s cost of funds for banking operations may increase as a result of general economic conditions, interest rates and competitive pressures. Boston Private’s banks have traditionally obtained funds principally through deposits and through borrowings. As a general matter, deposits are a cheaper source of funds than borrowings, because interest rates paid for deposits are typically less than interest rates charged for borrowings. Historically and in comparison to commercial banking averages, Boston Private’s banks have had a higher percentage of their time deposits in denominations of $100,000 or more. Within the banking industry, the amounts of such deposits are generally considered more likely to fluctuate than deposits of smaller denominations. If, as a result of general economic conditions, market interest rates, competitive pressures or otherwise, the value of deposits at Boston Private’s banks decreases relative to their overall banking operations, Boston Private’s banks may have to rely more heavily on higher cost borrowings as a source of funds in the future.

Boston Private’s investment management business may be negatively impacted by changes in economic and market conditions.

Boston Private’s investment management business may be negatively impacted by changes in general economic and market conditions because the performance of such business is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, all of which are beyond Boston Private’s control. Boston Private cannot assure you that broad market performance will be favorable in the future. The world financial and securities markets will likely continue to experience significant volatility as a result of, among other things, world economic and political conditions. A decline in the financial markets or a lack of sustained growth may result in a corresponding decline in Boston Private’s performance and may adversely affect the assets that Boston Private manages.

In addition, Boston Private’s management contracts generally provide for fees payable for investment management services based on the market value of assets under management, although a portion of those contracts also provide for the payment of fees based on investment performance in addition to a base fee. Because most contracts provide for a fee based on market values of securities, fluctuations in securities prices may have a material adverse effect on Boston Private’s results of operations and financial condition.

Boston Private may not be able to attract and retain investment management and wealth advisory clients at current levels.

Due to intense competition, Boston Private’s investment management and wealth advisory subsidiaries may not be able to attract and retain clients at current levels. Competition is especially strong in Boston Private’s geographic market areas, because there are numerous well-established and successful investment management and wealth advisory firms in these areas. Many of our competitors have greater resources than Boston Private has.

Boston Private’s ability to successfully attract and retain investment management and wealth advisory clients is dependent upon Boston Private’s ability to compete with competitors’ investment products, level of investment performance, client services and marketing and distribution capabilities. If Boston Private is not successful, Boston Private’s results of operations and financial condition may be negatively impacted.

For the year ended December 31, 2006, approximately 46% of Boston Private’s revenues were derived from investment management and trust fees and wealth advisory contracts. Investment management contracts are typically terminable upon less than 30 days’ notice. Most of Boston Private’s investment management clients may withdraw funds from accounts under management generally in their sole discretion. Wealth advisory client contracts must typically be renewed on an annual basis and are terminable upon relatively short notice. The combined financial performance of Boston Private’s investment management and wealth advisory subsidiaries is a significant factor in Boston Private’s overall results of operations and financial condition.

Boston Private’s investment management business is highly dependent on people to produce investment returns and to solicit and retain clients.

Boston Private relies on its investment managers to produce investment returns. Boston Private believes that investment performance is one of the most important factors for the growth of Boston Private’s assets under management. Poor investment performance could impair Boston Private’s revenues and growth because:

•	existing clients might withdraw funds in favor of better performing products, which would result in lower investment advisory fees; or

•	Boston Private’s ability to attract funds from existing and new clients might diminish.

The market for investment managers is extremely competitive and is increasingly characterized by frequent movement of investment managers among different firms. In addition, Boston Private’s individual investment managers often have regular direct contact with particular clients, which can lead to a strong client relationship based on the client’s trust in that individual manager. The loss of a key investment manager could jeopardize Boston Private’s relationships with its clients and lead to the loss of client accounts. Losses of such accounts could have a material adverse effect on Boston Private’s results of operations and financial condition.

In addition to the loss of key investment managers, Boston Private’s investment management business is dependent on the integrity of Boston Private’s asset managers and Boston Private’s employees. If an asset manager or employee were to misappropriate any client funds, the reputation of Boston Private’s asset management business could be negatively affected, which may result in the loss of accounts and have a material adverse effect on Boston Private’s results of operations and financial condition.

Boston Private’s investment management and wealth advisory businesses are highly regulated, which could limit or restrict Boston Private’s activities and impose fines or suspensions on the conduct of Boston Private’s business.

Boston Private’s investment management and wealth advisory businesses are highly regulated, primarily at the federal level. The failure of any of Boston Private’s subsidiaries that provide investment management and wealth advisory services to comply with applicable laws or regulations could result in fines, suspensions of individual employees or other sanctions including revocation of such subsidiary’s registration as an investment adviser.

All of Boston Private’s investment adviser and wealth advisory subsidiaries are registered investment advisers under the Investment Advisers Act. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational and disclosure obligations. These subsidiaries, as investment advisers, are also subject to regulation under the federal and state securities laws and the fiduciary laws of certain states. In addition, certain of Boston Private’ affiliates act as sub-advisers to mutual funds which are registered under the Investment Company Act of 1940 and are subject to that act’s provisions and regulations.

Boston Private is also subject to the provisions and regulations of ERISA, to the extent Boston Private acts as a “fiduciary” under ERISA with respect to certain of Boston Private’s clients. ERISA and the applicable provisions of the federal tax laws, impose a number of duties on persons who are fiduciaries under ERISA and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries (and certain other related parties) to such plans.

In addition, applicable law provides that all investment contracts with mutual fund clients may be terminated by the clients, without penalty, upon no more than 60 days notice. Investment contracts with institutional and other clients are typically terminable by the client, also without penalty, upon 30 days notice.

Changes in these laws or regulations could have an adverse impact on the results of operations and financial condition and the mode of operations of Boston Private.

Boston Private’s banking business is highly regulated which could limit or restrict its activities and impose financial requirements or limitations on the conduct of its business.

Bank holding companies and state chartered banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. Boston Private is subject to the Bank Holding Company Act and to regulation and supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). Boston Private Bank and Trust Company, as a Massachusetts chartered trust company the deposits of which are insured by the FDIC, is subject to regulation and supervision by the Massachusetts Commissioner of Banks and the FDIC. Borel Private Bank and Trust Company and First Private Bank & Trust, as California banking corporations, are subject to regulation and supervision by the California Department of Financial Institutions and the FDIC. Gibraltar Private Bank and Trust Company, as a federally chartered savings bank, is subject to regulation and supervision by the Office of Thrift Supervision.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. The FDIC, the OTS, the California Department of Financial Institutions and the Massachusetts Commissioner of Banks possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve Board possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which Boston Private’s banks and Boston Private may conduct business and obtain financing.

Furthermore, Boston Private’s banking business is affected by the monetary policies of the Federal Reserve Board. Changes in monetary or legislative policies may affect the interest rates Boston Private’s banks must offer to attract deposits and the interest rates they must charge on their loans, as well as the manner in which they offer deposits and make loans. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of depository institutions generally, including Boston Private’s banks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents to which it refers contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. All statements, other than statements of historical facts, are forward-looking statements, including, without limitation:

•

statements about the benefits of the merger, including future financial and operating results, market position or prospects, enhanced revenues, and accretion to reported earnings that may be realized from the transaction;

•	statements about the timing of the merger and receipt of shareholder and regulatory approval and expenses associated with the merger;

•

statements with respect to the strength of Boston Private’s and/or Charter Financial’s business and their plans, objectives, expectations and intentions and other statements that are not historical facts;

•	statements about the integration of Charter Financial’s business and operations into Boston Private;

•

statements regarding Boston Private’s strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, future operations, market position, financial position, and prospects, plans and objectives of management; and

•	other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions.

You should read statements that contain these words carefully because they discuss Boston Private’s and/or Charter Financial’s future expectations, contain projections of Boston Private’s and/or Charter Financial’s future results of operations or financial condition, or state other forward-looking information. Boston Private and Charter Financial believe that it is important to communicate their future expectations to their investors. However, there may be events in the future that Boston Private and/or Charter Financial are not able to accurately predict or control and that may cause their actual results to differ materially from the expectations described in any forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this document. Readers should not place undue reliance on Boston Private’s and/or Charter Financial’s forward-looking statements. Before you vote, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this document could harm Boston Private’s and/or Charter Financial’s business, prospects, operating results and financial condition. Except as may be required by the applicable law, Boston Private and Charter Financial do not undertake or intend to update any forward-looking statements after the date of this document.

Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this document. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from Boston Private’s or Charter Financial’s forward-looking statements are set forth under the headings “Management’s Discussion and Analysis of Boston Private’s Financial Condition and Results of Operations” and “Risk Factors”. Forward-looking statements are based on the current assumptions and beliefs of and information currently available to management and are only expectations of future results. The actual results of Boston Private and Charter Financial could differ materially from those projected in the forward-looking statements as the result of, among other factors, Boston Private’s and Charter Financial’s ability to consummate the merger in a timely manner, the risk that difficulties will arise in connection with the integration of the operations of Charter Financial’s businesses with the operations of Boston Private’s banking, investment management or wealth management businesses, the passing of adverse government regulation, a deterioration in general economic conditions on a national basis or in the local markets in which they operate, including changes which adversely affect borrowers’ ability to service and repay loans, changes in loan defaults and charge-off rates, reduction in deposit levels necessitating increased borrowing to fund loans and investments, Boston Private’s ability to consummate proposed acquisitions in a timely manner, the risk that difficulties will arise in connection with the integration of the operations of acquired businesses with the operations of existing banking or investment management businesses, the passing of adverse government regulation, and changes in assumptions used in making such forward-looking statements. This is not an exhaustive list and as a result of variations in any of these factors actual results may differ materially from any forward-looking statements. Many of the factors are beyond Boston Private’s and Charter Financial’s ability to control or predict.

Forward-looking statements speak only as of the date they are made. You should not place undue reliance on these forward-looking statements. Boston Private and Charter Financial will not update forward-looking statements to reflect facts, assumptions, circumstances or events which have changed after a forward-looking statement was made.

THE COMPANIES

Boston Private

Boston Private is a wealth management company that offers comprehensive financial services to high net worth individuals, their companies and selected institutions. Boston Private seeks to capitalize on growth in the wealth management sector by targeting affluent regions and offering localized service. Boston Private believes the high net worth market continues to be characterized by attractive demographics because of the strong rate of growth in the number of high net worth individuals, growth in assets controlled by high net worth individuals, and the significant transition of wealth expected over the next decade. Its clients have complex financial situations and Boston Private seeks to be their trusted advisor by offering wealth management solutions through a high-touch, relationship-driven approach. Its core strategy can be described as follows:

•

Target the newly affluent. Boston Private offers financial services to the newly affluent at each stage of the typical financial life cycle. In the early stages, these services typically take the form of debt products—residential “jumbo” mortgages or commercial loans to privately owned businesses. In the latter stages, Boston Private offers asset management services and, in between, it offers financial planning services such as tax planning, estate planning, and asset allocation consulting. Finally, Boston Private expects these clients to migrate to its fiduciary services over time.

•

Build presence in attractive geographic markets through acquisitions and organic growth. Boston Private intends to expand its franchise to additional centers of intellectual and investment capital in the United States. These areas are conducive to new business formation and therefore the creation of new wealth. Boston Private currently has a presence in New England with its subsidiaries Boston Private Bank & Trust Company (“Boston Private Bank”), Westfield Capital Management Company LLC, (“Westfield”), RINET Company, LLC, (“RINET”) Boston Private Value Investors, Inc. (“BPVI”), and Anchor Capital Holdings, LLC, (“Anchor”) in Northern California with its subsidiaries Borel Private Bank & Trust Company (“Borel”) and Sand Hill Advisors, Inc. (“Sand Hill”) and its investment in Bingham, Osborn & Scarborough, LLC (“BOS”); in Southern California with its subsidiary First Private Bank & Trust (“FPB”), in the New York Metropolitan Region with its subsidiaries Dalton, Greiner, Hartman, Maher & Co., LLC (“DGHM”), and KLS Professional Advisors Group, LLC (“KLS”); in the Pacific Northwest with its investment in Coldstream Capital Management, Inc. (“Coldstream Holdings”); and in southern Florida with its subsidiary Gibraltar Private Bank & Trust Company (“Gibraltar). In the fourth quarter of 2006, Gibraltar opened a private banking office in New York City. As Boston Private continues to grow, it will look to enter other attractive markets including Denver, Chicago, Austin/Ft. Worth, Atlanta and the Mid-Atlantic.

•

Develop regional clusters. Within each of the regions that Boston Private targets, it intends to offer three key services: private banking, investment management and financial planning. A regional cluster will be composed of three or more affiliates, each with a focus on one of these services. Through a cluster approach, Boston Private is better able to deepen client relationships by expanding its service offering within a region to meet the specialized needs of wealthy clients.

•

Maintain decentralized management. Boston Private believes that its affluent clients respond to localized relationship management and take comfort in having their trusted financial advisor within close proximity. By keeping local management in place and giving them the autonomy to run their business with centralized support from Boston Private’s management team, Boston Private maintains the benefit of an affiliate’s local reputation while leveraging its expertise. Through this strategy, Boston Private is better able to build high-touch, service-oriented relationships with its clients.

Boston Private was incorporated in Massachusetts in 1987 and is a registered bank holding company under the Bank Holding Company Act. Its address is Ten Post Office Square, Boston, Massachusetts 02109 and its telephone number at that location is (617) 912-1900. You can find additional information regarding Boston Private in Boston Private’s filings with the Securities and Exchange Commission referenced in the section of this document titled “Where You Can Find More Information” beginning on page 170.

Charter Financial

Charter Financial is the holding company for Charter Bank, a community-oriented commercial bank, focused on servicing the financial needs of small businesses and wealthy individuals in its market areas. Charter Bank is staffed with senior-level, highly knowledgeable bankers with an average of over 25 years of banking experience. With Charter Bank’s unique brand of community banking, clients are engaged in an office setting with a personal feel. Charter Bank’s success is built on a platform of recruiting the best personnel in each of its operating markets with vast experience and market knowledge. Charter Bank opened its first office in 1998, and currently has branches in Bellevue, Redmond, Kent and Seattle, Washington.

Banc Support, founded in 2002, provides loan documentation services to various financial institutions. Banc Support is also a wholly-owned subsidiary of Charter Financial.

Charter Financial was incorporated in Washington in 2000 and is a registered bank holding company under the Bank Holding Company Act. Its address is 10885 N.E. 4th Street, Suite 100, Bellevue, Washington 98004 and its telephone number at that location is (425) 586-5000.

The Surviving Company

After the merger, Boston Private will be the surviving corporation. Charter Financial’s wholly-owned subsidiaries, Charter Bank and Banc Support, will be wholly-owned subsidiaries of Boston Private, with two additional directors of Charter Bank designated by Boston Private. The management of Charter Bank will continue as it was prior to the merger. Charter Bank’s business will be integrated into Boston Private’s family of affiliates.

THE ANNUAL MEETING

Charter Financial’s board of directors is soliciting proxies in connection with the annual meeting of its shareholders to vote on the proposal to adopt and approve the merger agreement, to elect nine directors each for a one year term and at any adjournments or postponements of the annual meeting. Proxies may be voted on other matters that may properly come before the meeting, if any, at the discretion of the proxy holders. Charter Financial’s board of directors knows of no such other matters except those incidental to the conduct of the meeting.

Date, Time and Place of the Annual Meeting

The annual meeting will be held on             , 2007 at          (local time) at                     .

Purpose

At the annual meeting, you will be asked to consider and vote on proposals:

1.	To approve and adopt the Agreement and Plan of Merger, dated as of March 3, 2007, by and between Boston Private and Charter Financial, as it may be amended from time to time.

2.	The election of nine directors of Charter Financial to serve until the completion of the merger or, if the merger is not completed the until 2008 annual meeting of shareholders.

3.	To approve the adjournment of the annual meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the annual meeting to approve proposal (1).

4.	To act upon such other business and matters or proposals as may properly come before the annual meeting or any adjournment or postponement thereof.

Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement. The merger agreement is attached as Annex A to this document. Please read each agreement and the other information contained in this proxy statement/prospectus carefully before deciding how to vote.

Record Date; Outstanding Shares and Shares Entitled to Vote

Charter Financial’s board has fixed the close of business on                     , 2007 as the record date for determination of its shareholders entitled to notice of and to vote at the annual l meeting. The only outstanding securities entitled to vote on the merger agreement are shares of Charter Financial common stock.

At the close of business on the record date,                      shares of Charter Financial common stock were issued and outstanding. They were held of record by approximately 381 shareholders. Shareholders of record on the record date will be entitled to one vote per share of common stock on any matter that properly comes before the annual meeting and any adjournment or postponement of that meeting.

Quorum and Abstentions

A majority of the shares of Charter Financial common stock outstanding on the record date must be present at the meeting either in person or by proxy to establish a quorum. Abstentions will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. However, those shares will be treated as a vote against the merger agreement. If a quorum is not present, Charter Financial expects to adjourn or postpone the meeting to solicit additional proxies.

Vote Required

To approve and adopt the merger agreement, a quorum must be present at the annual meeting and the holders of 66 2/3% of the outstanding shares of Charter Financial common stock entitled to vote must vote in favor of the merger agreement. Directors will be elected by a plurality of the votes cast. On the record date, Charter Financial’s directors and officers owned              shares or         % of Charter Financial’s total outstanding shares entitled to vote. The directors of Charter Financial and certain senior officers of its subsidiaries have agreed with Boston Private to vote certain shares of Charter Financial common stock they own constituting in the aggregate approximately 25.3% of the outstanding Charter Financial common stock in favor of the merger agreement. If you fail to vote or abstain from voting, it will have the effect of a vote against the merger agreement.

Voting of Proxies; Revocation of Proxies

You are requested to complete, date and sign the accompanying proxy card and promptly return it to Charter Financial. All properly executed proxies received prior to taking the vote at the annual meeting and not revoked, will be voted as instructed on the proxy card. If a proxy card is signed and returned without indicating any voting instructions, the shares represented by the proxy will be voted FOR adoption and approval of the merger agreement, FOR each nominee for director and in the discretion of the individuals named as proxies as to any other matter that may come before the annual meeting including, among other things, a motion to adjourn or postpone the annual meeting to another time and/or place for the purpose of soliciting additional proxies. No proxy which is voted against the proposals will be voted in favor of any adjournments or postponements of the meeting.

Brokers who hold shares of Charter Financial common stock in street name for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to the actions proposed in this document without specific instructions from the customer. Proxies submitted by a broker that do not exercise this voting authority are referred to as broker non-votes. If your broker holds your Charter Financial stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this document.

You may revoke your proxy at any time before it is voted at the annual meeting by:

•	sending Charter Financial a written notice stating that you revoke your proxy at the address listed below;

•

completing a new proxy card, dated a later date than the first proxy card, and sending it to Charter Financial at the address listed below, which proxy card will automatically replace any earlier dated proxy card that you returned; or

•	attending the annual meeting and voting in person.

You should send any notice of revocation or your completed new proxy card, as the case may be, to:

Keith B. Jackson

Charter Financial Corporation

10885 N.E. 4th Street

Suite 100

Bellevue, Washington 98004

Expenses of Solicitation of Proxies

Charter Financial will assume the cost of soliciting proxies from you. In addition to solicitation by mail, Charter Financial’s directors, officers and employees may solicit proxies from shareholders by telephone, facsimile or in person; however, they will not be paid any additional compensation for such services.

Other Matters

Charter Financial is not aware of any business or matter other than those indicated above that may be properly presented at the annual meeting. If, however, any other matter properly comes before the annual meeting, the proxy holders will, in their discretion, vote the proxies in accordance with their best judgment.

The matters to be considered at the annual meeting are of great importance to you. Accordingly, you are urged to read and carefully consider the information presented in this document and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

Dissenters’ Rights

Under applicable Washington law, if you do not vote to approve the merger agreement and if you follow certain procedures in lieu of receiving the merger consideration, you have the right to receive payment in cash for the fair value of your shares of Charter Financial common stock. If you are seeking to exercise your statutory dissenters’ rights, you must follow certain procedures as outlined in Title 23B.3 of the Washington Code. Merely voting against the merger agreement will not preserve your dissenters’ rights. The statutory procedures for perfecting dissenters’ rights under Washington law are described in the section of this document titled “The Merger—Dissenters’ Rights” beginning on page 50. The relevant sections of the Washington law governing this process are reprinted in their entirety and attached to this document as Annex C.

THE MERGER

General

Charter Financial Corporation will merge with and into Boston Private. As a result of the merger, Charter Bank will become a wholly-owned subsidiary of Boston Private and you will become a Boston Private shareholder. In connection with the merger, Boston Private will nominate two directors to the board of directors of Charter Bank. The transaction is structured as a tax-free reorganization to the companies and will be accounted for under the purchase method of accounting.

Background of the Merger

During the normal course of its business, the management and board of directors of Charter Financial periodically reviewed and assessed the strategic options of Charter Financial. Consistent with its fiduciary obligations to its shareholders, the board of directors of Charter Financial periodically considered strategic options including strategies to grow and enhance Charter Financial’s business through internal and external means, including the identification of de novo branching opportunities, acquisitions, and capital raising initiatives. Those discussions included analyses of the financial institution merger market on a national and regional basis, the potential value of the Charter Financial franchise based on current merger market fundamentals, and the potential market value of Charter Financial common stock assuming the execution of its current business plan under various scenarios. The board of directors and management of Charter Financial also routinely discussed the increasing level of competition, continuing consolidation, regulatory burden and related costs, and other developments in the financial services industry.

On May 29, 2003, initial contact between Boston Private and Charter Financial occurred at an informal meeting that included Boston Private’s Chief Executive Officer, Timothy L. Vaill, and Charter Financial’s Chairman and Chief Executive Officer, Keith B. Jackson, and other senior managers at Charter Financial’s headquarters. After this initial meeting, senior executives of both companies had exploratory meetings relating to a possible transaction. On March 27, 2005 Chairman Keith Jackson and Director Randy James made a trip to Boston to meet with Executive management of Boston Private and on June 7, 2005, Boston Private and Charter Financial signed a confidentiality agreement. On August 9, 2005, Boston Private’s President and the Chief Operating Officer, Walter Pressey, met with Mr. Jackson, Charter Financial’s President and Chief Operating Officer, Terry Peterson, and Charter Financial’s Executive Vice President and Chief Financial Officer, Richard Darrow and two members of Charter Financial’s board of directors, Messrs. Pat McDermott and Randy James. On September 9, 2005 Boston Private submitted to Charter Financial a written indication of interest. Mr. Jackson then informed Charter Financial’s board of directors of the occurrence and the figures discussed. After considering the terms of the proposed transaction and the level of consideration offered, Charter Financial’s board of directors determined that it was in the best interests of Charter Financial and its shareholders to not continue discussions with Boston Private. Although Charter Financial’s board of directors elected not to continue discussions concerning a possible transaction, Mr. Jackson and other members of Charter Financial’s management team informally maintained a relationship with executives from Boston Private and continued to be familiar with Boston Private’s operating style, culture, and reputation in the marketplace.

Continuing with the general practice of periodically assessing the strategic direction of the franchise, a number of strategic alternatives to maximize value for shareholders including potential acquisitions, organic balance sheet and earnings growth opportunities, and capital management options were discussed at a meeting consisting of a committee of Charter Financial management (Messrs. Jackson, Peterson and Darrow) and select directors (Randy James, Doug Cruickshank, Patrick McDermott, and Gerald Schultz—retired Director and consultant to this transaction) on May 8, 2006. Furthermore, the current level of pricing in mergers and acquisitions in the banking sector and the potential alternative of merging with a larger organization were also discussed. In a presentation by Hovde Financial, the committee reviewed management’s financial forecasts as well as the potential value of Charter Financial in a sale. Additionally, the committee discussed the attributes of several potential strategic parties, including Boston Private, and the requirements that would have to be satisfied in order to be considered as a candidate for a merger.

After the May 8th meeting, the board agreed to pursue a strategic plan to assess the merger market available to Charter Financial. However, the Charter Financial board of directors determined that it was in the best interests of Charter Financial and its shareholders to delay this process until the fall of 2006 in order to realize some of the positive projected financial performance forecast over the coming quarters. On June 5, 2006, Charter Financial engaged Hovde Financial as its financial advisor to assist it in conducting the strategic process. Furthermore, Hovde Financial would assist and advise in evaluating any offers that would be submitted to Charter Financial and issue a fairness opinion in the event such a transaction were to occur.

Through a series of meetings both in person and via telephone between June and August 2006 with Charter Financial management, Hovde Financial developed a list of six potential partners. Of these six parties, two were private equity firms, one of which was concurrently engaged in the business of owning other community banking institutions in the United States. The other parties identified were Boston Private and three other larger banking institutions based in the western United States.

As the time to formally begin the sale process approached, Charter Financial management and Hovde Financial arranged to informally meet with each of the six parties who were considered. Members of Charter Financial management at these meetings included Messrs. Jackson, Peterson, and Darrow. This group met with various executives from the other parties on September 14 and 15, 2006. At the meetings, integration plans were discussed as well as the benefits each party could provide the other in the case of an affiliation. In conjunction with these meetings, no private or internal information was exchanged, no confidentiality agreements were signed, and no pricing terms were discussed.

After the initial meetings were held, marketing materials were prepared by Hovde Financial in October 2006 and distributed to the six identified parties during the week of November 11, 2006, each of whom signed confidentiality agreements before receiving the materials. At this time, the Charter Financial board of directors invited one additional bank holding company, based in the western United States, to review the marketing materials and evaluate the opportunity. After signing a confidentiality agreement, this party met with Messrs. Jackson, Peterson and Darrow on November 27, 2006 with a structure and purpose similar to the initial meetings already held with the other parties. Hovde Financial held extensive conversations with the potential partners over the next several weeks and advised each to submit a non-binding expression of interest. Boston Private submitted an expression of interest on November 28, 2006 at an aggregate value of approximately $61.0 million in the form of 75 percent Boston Private common stock and 25 percent cash, utilizing a fixed exchange ratio as the pricing mechanism. The terms outlined in the indication also expressed a desire to retain the current employee base of the Charter Financial and its intent to provide current key executives with employment agreements that also included non-competition and non-solicitation agreements. Also articulated in the indication were Boston Private’s intentions to maintain the current branch network and integrate Charter Financial into the Boston Private organization as a subsidiary of the holding company, keeping the Charter Bank board of directors intact and adding two Boston Private nominees as directors to the Charter Bank board, including Mr. Pressey as Chairman.

Four out of the six additional parties put forward written non-binding expressions of interest during the same week ranging from an aggregate value of $50.0 million to $70.0 million with differing pricing mechanisms and proportions of stock and cash offered as consideration. Each of the indications submitted were conditioned on a number of factors, including the ability to conduct due diligence.

After initially evaluating each of the five offers submitted, Hovde Financial informed Boston Private that their proposal was not competitive with some of the other proposals received and Boston Private responded with a revised written indication on November 30, 2006, offering an increased amount of consideration at approximately $67.2 million in aggregate value with similar terms as the previous indication submitted on November 28, 2006 in all other respects.

In a meeting on December 4, 2006, the Charter Financial board of directors evaluated whether to pursue a transaction with the parties that submitted an indication of interest. Also attending the meeting were representatives from Hovde Financial and Breyer & Associates PC, Charter Financial’s legal counsel engaged to assist in the transaction process. Charter Financial considered many factors such as the value of each party’s common stock; competitive conditions in the markets served by each party; each party’s ability to provide a broadened array of financial services products demanded by clients; the liquidity advantage each party’s common stock adds to Charter Financial’s shareholders’ investment; the historical movement in the price of each party’s common stock; an evaluation of each party’s dividend history; and each party’s market and operating performance in comparison to peers. Also discussed was the implied valuation of Charter Financial based on transactions of comparable organizations, a discounted cash flow model, and other valuation techniques.

During the following weeks in December 2006, the Charter Financial board continued the process of evaluating the perceived benefits and risks of a transaction with each of the parties that had submitted an indication of interest, while keeping in mind the option to remain independent. Of the five parties that had submitted expressions of interest, two were removed by the Charter Financial board from contention as a result of the board’s view that each of their indications lacked the overall value found in the other three offers by a material margin. A representative from Hovde Financial notified each of these parties that it was not the preferred merger partner at this time based on the terms of their proposed transaction. The Charter Financial board instructed Hovde Financial to contact the remaining three parties, which included Boston Private, and communicate that an increase in the amount of consideration offered may be necessary to remain competitive against offers from other parties and the prospect of remaining independent.

To further evaluate one of the opportunities available to Charter Financial, Mr. Jackson, Mr. Peterson, and Mr. Darrow met with executives from one of the three remaining parties, which was not Boston Private, to further familiarize themselves with the operating characteristics of the potential partner on December 13, 2006. That party elected not to have further merger discussions with Charter Financial. Hovde Financial then contacted representatives of the second remaining party that was not Boston Private and notified them that an increase in the valuation in its expression of interest was necessary to remain competitive against the options of remaining independent or partnering with the another remaining organization. This party then revised the valuation in its expression of interest on December 14, 2006 to an aggregate value of $67.5 million in the form of 80 percent stock and 20 percent cash, and also expressed that the offer could not be increased any higher.

Similar communication of the competitive nature of the board’s process was conveyed to representatives of Boston Private on December 15, 2006, who then requested to meet with Charter Financial management to discuss the financial projections of Charter Bank on December 20, 2006. After this meeting, Boston Private responded with the submission of a revised offer on December 27, 2006, raising the amount of consideration offered to Charter Financial shareholders to approximately $70.0 million in aggregate value. The Charter Financial board elected to notify Boston Private of its desire to proceed with the indication submitted on December 27, 2006 and to begin exclusive negotiations of a merger agreement along with the due diligence process.

On January 24, 2007, Boston Private provided to Charter Financial and its representatives an initial draft of the merger agreement. Breyer & Associates PC served as legal counsel in connection with the negotiations with Boston Private. During the following weeks, the parties and their representatives continued due diligence and negotiated the terms of the merger agreement, ancillary agreements, and the terms of the employment and retention agreements for certain executives and managers of Charter Financial and Charter Bank. Also negotiated was the proposed proportion of the form of consideration, initially offered at 75 percent Boston Private common stock and 25 percent cash. After considering the market risks associated with the near term uncertainty in the banking industry, the Charter Financial board of directors attempted to negotiate the structure of the transaction such that it would utilize a variable exchange ratio rather than the proposed fixed exchange ratio pricing mechanism without a walkaway provision. Conversely, it was Boston Private’s position that a fixed exchange ratio without a walkaway provision was a necessary component of the transaction. Charter Financial’s board of directors maintained that it was in the best interest of its shareholders to mitigate the market risk exposure in the pricing of the transaction and therefore negotiated with Boston Private to adjust the form of the consideration to equate to 60 percent Boston Private common stock and 40 percent cash.

On March 2, 2007, the Boston Private board of directors held a special meeting in Boston, Massachusetts, at which members of Boston Private’s senior management, representatives of Goodwin Procter, its legal counsel, and Sandler O’Neill, Boston Private’s financial advisor, were present. At the meeting, Messrs. Vaill and Pressey reviewed with the Boston Private board of directors information regarding Charter Financial, as well as the terms of the proposed transaction. Sandler O’Neill reviewed with the Boston Private board of directors additional information, including financial information regarding the two companies and the transaction, as well as information regarding peer companies and comparable transactions. Sandler O’Neill rendered to the Boston Private board of directors its oral opinion (subsequently confirmed in writing) that, as of the date of its opinion and based upon and subject to the considerations described in its opinion and other matters as Sandler O’Neill considered relevant, the proposed merger consideration was fair, from a financial point of view, to shareholders of Boston Private. Representatives of Goodwin Procter were also present at the meeting and reviewed in detail the legal terms of the proposed merger and other related documents and the legal approvals required to complete the merger, as well as reviewing for the board draft resolutions it would consider in connection with the merger. Following review and discussion among the members of the Boston Private board of directors, including questions to Boston Private’s management and to Goodwin Procter and Sandler O’Neill, the Boston Private board of directors unanimously approved the merger agreement and the resolutions approving the merger agreement and approving and adopting related matters.

A special meeting of Charter Financial’s board of directors was held on March 3, 2007 to discuss the proposed transaction and terms of the agreement. Breyer & Associates PC provided a review of the merger agreement, ancillary agreements, and directors’ fiduciary duties in connection with a possible transaction with Boston Private. During this review, Breyer & Associates PC presented the material terms of the transaction, the closing conditions including regulatory and other filing requirements, Charter Financial’s and Boston Private’s ability to terminate the agreement and any costs associated with termination. The related post-merger employment and retention agreements were also explained in detail, as well as the provisions in the merger agreement related to continuing indemnification and insurance protection for the Charter Financial board of directors. At the March 3rd meeting Hovde Financial presented to the Charter Financial board of directors a summary of its financial analyses relating to the proposed merger and responded to questions posed by the board of directors. Hovde Financial provided its written opinion that, as of the date of the opinion and based upon and subject to the considerations described in the opinion, the consideration to be received by the holders of common stock in the proposed merger was fair, from a financial point of view, to such holders. The board meeting included, among other things, discussions of the form of consideration to be received by the shareholders of Charter Financial , the break-up fee, potential price adjustments, the current stock price of Boston Private, and the implications to Charter Financial’s shareholders, employees and customers. Also discussed were the reasons for completing the merger weighed against the implications of Charter Financial remaining independent. The Charter Financial board of directors evaluated the information provided in the presentation made by Hovde Financial and the fairness opinion that was presented. After due deliberations, the board of directors determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable to, fair to and in the best interests of Charter Financial and its shareholders and voted to approve the terms of the merger agreement and the merger.

Charter Financial and Boston Private executed the definitive merger agreement on March 3, 2007, and a joint press release was issued on the morning of March 5, 2007.

Reasons for the Merger

The following is a discussion of the parties’ reasons for the merger and factors considered by each board of directors in evaluating the merger agreement and related transactions including the merger.

Charter Financial’s Reasons for the Merger

The Charter Financial board of directors reviewed and discussed the proposed merger with management and its financial and legal advisors before it determined that the merger is in the best interests of Charter Financial and its shareholders.

In reaching its determination to approve the merger agreement, the Charter Financial board of directors considered a number of factors. The material factors that the Charter Financial board of directors believes favor the merger include, but are not limited to the following:

•	Growth Opportunities. The stock to be received as merger consideration offers Charter Financial shareholders the opportunity to participate in the growth opportunities of the combined company.

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Future Prospects of Charter Financial. Based on its understanding of the business, operations, financial condition, earnings, management and future prospects of Charter Financial, the Charter Financial board of directors believes that future earnings prospects will be stronger on a combined basis.

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Future Prospects of Boston Private. The Charter Financial board’s understanding of the business, operations, financial condition, earnings, management and future prospects of Boston Private, taking into account Charter Financial’s due diligence investigation of Boston Private, including, but not limited to, debt service and other existing financial obligations, the financial obligations to be incurred in connection with the proposed transaction and other likely financial obligations of Boston Private and the possible effect of such obligations.

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Competitive Issues. The current and prospective environment in which Charter Financial and Boston Private operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally and the trend toward consolidation in the financial services industry.

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Terms of the Merger. The review by the Charter Financial board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, including the exchange ratio and cash consideration offered by Boston Private.

•	Complementary Business. The complementary nature of the respective markets, customers and asset/liability mix of Charter Financial and Boston Private.

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Impact on Constituencies. The social and economic effects of the proposed transaction on Charter Financial, its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which Charter Financial and its subsidiaries operate or are located.

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Financial Presentations. The reports of Charter Financial’s management and the financial presentation by Hovde Financial to the board of directors concerning the operations, financial condition and prospects of Boston Private and the expected financial impact of the merger on the combined company, including pro forma assets, earnings, deposits and other financial metrics.

•	Approvals. The likelihood of receiving regulatory approvals in a timely fashion and the likelihood that the merger would be completed.

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Value. The value to be received by holders of Charter Financial common stock pursuant to the merger agreement in relation to the historical trading prices of Charter Financial common stock, as compared to other similar transactions of a comparable nature in the view of the board of directors and financial advisors.

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Fairness Opinion. The opinion delivered to the Charter Financial board of directors by Hovde Financial that, as of the date of the opinion and based upon and subject to the considerations in its opinion, the merger consideration was fair, from a financial point of view, to holders of Charter Financial common stock.

•	Increased Liquidity. The benefits of increased liquidity that Charter Financial shareholders would have as shareholders of Boston Private.

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Products and Services. Charter Financial customers would be afforded new or enhanced products and services not previously available. Examples of these enhancements include larger credit relationships, more advanced cash management services and a broader array of investment management and business banking services.

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Corporate Values. The Charter Financial board of directors’ belief that the two companies share a common vision of the importance of customer service and that management and employees of Charter Financial and Boston Private possess complementary skills and expertise.

•	Reorganization. The expectation that the merger will constitute a reorganization under Section 368(a) of the Code.

In the course of its deliberations regarding the merger, the Charter Financial board of directors also considered the following factors, which the board of directors determined did not outweigh the benefits to Charter Financial and its shareholders expected to be generated by the merger:

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Integration Issues. The challenges of combining the businesses, assets and work forces of Charter Financial and Boston Private, which could affect our post-merger success, and the ability to achieve anticipated cost savings and other potential synergies.

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Fixed Exchange Ratio. The fixed exchange ratio component of the merger consideration will not adjust to compensate for potential declines in the stock price of Boston Private prior to completion of the merger.

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Insider Interests. The interests of Charter Financial executive officers and directors with respect to the merger apart from their interests as holders of Charter Financial common stock, and the risk that these interests might influence their decision with respect to the merger, as described below in “The Merger—Interests of Charter Financial Corporation’s Directors and Officers in the Merger.”

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Competing Transaction. The risk that the terms of the merger agreement, including provisions relating to the payment of a termination fee under specified circumstances, although required by Boston Private as a condition to its willingness to enter into a merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with Charter Financial from proposing such a transaction.

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Operational Restrictions. The restrictions contained in the merger agreement on the operation of Charter Financial’s business during the period between the signing of the merger agreement and completion of the merger.

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Risk of Termination. The possibility that the merger might not be completed and the effect of the resulting public announcement of the termination of the merger agreement on, among other things, the market price of Charter Financial common stock and Charter Financial operating results, particularly in light of the costs incurred in connection with the transaction.

Recommendation of Charter Financial’s Board of Directors

The discussion of the information and factors considered by the Charter Financial board of directors is not exhaustive, but includes material factors considered by the board. In view of the wide variety of factors considered by the Charter Financial board of directors in connection with its evaluation of the merger and the complexity of these matters, the board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Charter Financial board of directors evaluated the factors described above, including asking questions of management and its legal and financial advisors, and reached consensus that the merger was in the best interests of Charter Financial and its shareholders. In considering the factors described above, individual members of the board may have given different weights to different factors. The Charter Financial board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination. It should be noted that this explanation of the Charter Financial board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “A Special Note Regarding Forward-Looking Statements” on page 26.

After carefully evaluating the above factors, Charter Financial’s board of directors has determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Charter Financial and its shareholders. The board of directors also determined that the merger agreement and the transactions contemplated thereby are consistent with, and in furtherance of, Charter Financial’s and its shareholders long-term best interests. Accordingly, Charter Financial’s board of directors approved the merger agreement and recommends that Charter Financial shareholders vote FOR approval of the merger agreement.

Boston Private’s Reasons for the Merger

The Boston Private board has determined that the merger is fair to, and in the best interests of, Boston Private’s shareholders. In reaching its unanimous decision to approve the merger agreement, including the merger, the Boston Private board consulted with Sandler O’Neill & Partners, LP (“Sandler O’Neill”), its financial advisor, with respect to the financial aspects and fairness of the transaction from a financial point of view; with Goodwin Procter LLP, its legal counsel, as to the terms of the merger agreement; and with Boston Private’s senior management. In arriving at its determination, the Boston Private board also considered a number of factors, including but not limited to, the following:

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its understanding of Charter Financial’s business, operations, financial condition, earnings and prospects, taking into account the results of Boston Private’s due diligence review of Charter Financial;

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its understanding of the current environment in the financial services industry, including continued consolidation, especially in the Washington market, evolving trends in technology and increasing nationwide and global competition and the current financial market conditions;

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the financial analyses presented by Sandler O’Neill to the Boston Private board of directors, and the opinion delivered to Boston Private by Sandler O’Neill, to the effect that, as of March 3, 2007, and based upon and subject to the considerations set forth in the opinion, the merger consideration specified in the merger agreement was fair from a financial point of view to the holders of shares of Boston Private common stock;

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the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining Boston Private and Charter Financial, including the ability to cross-sell products and services to existing clients of Charter Financial, particularly through Coldstream Capital, which has an office in Bellevue, Washington;

•	the ability of Boston Private to expand its current market area, given the increased size and financial strength of the combined entity;

•	the review by the Boston Private board with its management and legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement;

•	the regulatory and other approvals required in connection with the merger and the likelihood that, once the merger agreement had been entered into, the merger would be completed;

•	the operational cost savings through shared overhead and services with Boston Private’s other banking subsidiaries;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes;

•	the challenges of combining the businesses, assets and workforces of two major companies and Boston Private’s past experience in this regard;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

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Boston Private’s requirement that the merger agreement contain various provisions, including a “no-shop” clause and a termination fee of $2.8 million, and that members of the Charter Financial board of directors and certain senior officers enter into agreements to vote certain of their shares of Charter Financial common stock in favor of the merger, which the Boston Private board of directors understood could limit the willingness of a third party to propose a competing business combination transaction with Charter Financial; and

•	the continued employment of Mr. Jackson by Boston Private and Charter Bank following the completion of the merger.

Recommendation of Boston Private’s Board of Directors

The foregoing discussion of the factors considered by the Boston Private board of directors is not intended to be exhaustive, but, rather, includes material factors considered by the Boston Private board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Boston Private board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Boston Private board of directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Opinion of Charter Financial’s Financial Advisor

Hovde Financial has delivered to the board of directors of Charter Financial its opinion that, based upon and subject to the various considerations set forth in its written opinion dated March 3, 2007, the total transaction consideration to be paid to the shareholders of Charter Financial is fair from a financial point of view as of such date. In requesting Hovde Financial’s advice and opinion, no limitations were imposed by Charter Financial upon Hovde Financial with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde Financial, dated March 3, 2007, as updated to                  , 2007, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex D. Charter Financial shareholders should read this opinion in its entirety.

Hovde Financial is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde Financial has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Charter Financial’s board of directors selected Hovde Financial to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde Financial will receive a fee from Charter Financial for performing a financial analysis of the merger and rendering a written opinion to the Board of Directors of Charter Financial as to the fairness, from a financial point of view, of the merger to Charter Financial’s shareholders. Further, Hovde Financial will receive a fee from Charter Financial for rendering financial advisory services in connection with the merger, which is contingent upon the completion of the merger and which is calculated as a percentage of the consideration paid in connection with the merger. In addition to its fees and regardless of whether the merger is consummated, Charter Financial has agreed to reimburse Hovde Financial for certain of its reasonable out-of-pocket expenses and to indemnify Hovde Financial against certain claims, losses and expenses arising out of the merger or Hovde Financial’s engagement.

Hovde Financial’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any Charter Financial shareholder as to how the shareholder should vote at the Charter Financial annual meeting. The summary of the opinion of Hovde Financial set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde Financial in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the Charter Financial board by Hovde Financial. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde Financial in rendering its opinion or the presentation delivered by Hovde Financial to the Charter Financial board, but it does summarize all of the material analyses performed and presented by Hovde Financial.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde Financial did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde Financial may have given various analyses more or less weight than other analyses. Accordingly, Hovde Financial believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its presentation to the Charter Financial board and its fairness opinion.

In performing its analyses, Hovde Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Charter Financial and Boston Private. The analyses performed by Hovde Financial are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde Financial’s analysis of the fairness of the transaction consideration, from a financial point of view, to Charter Financial shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde Financial’s opinion does not address the relative merits of the merger as compared to any other business combination in which Charter Financial might engage. In addition, as described above, Hovde Financial’s opinion to the Charter Financial board was one of many factors taken into consideration by the Charter Financial board in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde Financial reviewed and analyzed material bearing upon the financial and operating conditions of Charter Financial and Boston Private and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning Charter Financial and Boston Private;

•	certain internal financial statements and other financial and operating data concerning Charter Financial and Boston Private;

•	certain financial projections prepared by the management of Charter Financial and Boston Private;

•	historical market prices and trading volumes of Boston Private common stock;

•	the nature and terms of recent merger transactions;

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the pro forma ownership of Boston Private common stock by the shareholders of Charter Financial relative to the pro forma contribution of Charter Financial’s assets, liabilities, equity and earnings to the combined company;

•	the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	such other materials and factors as Hovde Financial deemed appropriate.

Hovde Financial conducted meetings and had discussions with members of senior management of Charter Financial for purposes of reviewing the future prospects of Charter Financial. Hovde Financial also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, Hovde Financial assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde Financial also assumed that the financial forecasts furnished to or discussed with Hovde Financial by Charter Financial were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Charter Financial as to the future financial performance of Charter Financial. Hovde Financial has not made any independent evaluation or appraisal of any properties, assets or liabilities of Charter Financial. Hovde Financial assumed and relied upon the accuracy and completeness of the public and non-public financial information provided to it by Charter Financial and Boston Private relied upon the representations and warranties of Charter Financial and Boston Private made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

Analysis of Selected Mergers. As part of its analysis, Hovde Financial reviewed four groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2006, that involved selling banks in high growth and metropolitan markets in the United States that had total assets between $200 million and $500 million (the “United States Merger Group”). This United States Merger Group consisted of the following 21 transactions:

Buyer	Seller
CVB Financial Corp. (CA)	First Coastal Bancshares (CA)
WGNB Corp. (GA)	First Haralson Corp. (GA)
Superior Bancorp (AL)	People’s Community Bancshares (FL)
Western Alliance Bancorp (NV)	First Independent Capital-NV (NV)
Central Bancompany (MO)	21st Century Finl Svcs Co. (OK)
City National Corp. (CA)	Business Bank Corporation (NV)
AmericanWest Bancorp. (WA)	Far West Bancorporation (UT)
First State Bancorp. (NM)	Front Range Capital Corp. (CO)
Whitney Holding Corp. (LA)	Signature Financial Hldgs (FL)
United Community Banks Inc. (GA)	Southern Bancorp Inc. (GA)
Bancshares of Florida Inc. (FL)	Old Florida Bankshares Inc. (FL)
PrivateBancorp Inc. (IL)	Piedmont Bancshares Inc. (GA)
Sterling Bancshares Inc. (TX)	BOTH Inc. (TX)
Community Bancorp (NV)	Valley Bancorp (NV)
Castle Creek Capital LLC (CA)	Bankshares Inc. (FL)
UMB Financial Corp. (MO)	Mountain States Bncp Inc. (CO)
Security Bank Corp. (GA)	Homestead Bank (GA)
Vineyard National Bancorp (CA)	Rancho Bank (CA)
Banc Corp. (AL)	Kensington Bankshares Inc. (FL)
Western Alliance Bancorp (NV)	Bank of Nevada (NV)
Hometown Banking Company Inc. (FL)	First of Homestead Inc. (FL)

Hovde Financial also reviewed comparable mergers involving selling banks in the Western United States that had total assets between $200 million and $700 million which have occurred since January 1, 2004 (the “Western U.S. Merger Group”). This Western U.S. Merger Group consisted of the following 18 transactions:

Buyer	Seller
CVB Financial Corp. (CA)	First Coastal Bancshares (CA)
Umpqua Holdings Corp. (OR)	North Bay Bancorp (CA)
Western Alliance Bancorp (NV)	First Independent Capital-NV (NV)
Banner Corp. (WA)	F&M Bank (WA)
City National Corp. (CA)	Business Bank Corporation (NV)
Community Bancorp (NV)	Valley Bancorp (NV)
First Republic Bank (CA)	BWC Financial Corp. (CA)
Glacier Bancorp Inc. (MT)	Citizens Development Co. (MT)
Vineyard National Bancorp (CA)	Rancho Bank (CA)
Placer Sierra Bancshares (CA)	Southwest Community Bancorp (CA)
Western Alliance Bancorp (NV)	Bank of Nevada (NV)
Western Alliance Bancorp (NV)	Intermountain First Bancorp (NV)
Cascade Bancorp (OR)	F & M Holding Company (ID)
Bank of Choice Holding Company (CO)	First National Bank of Arvada (CO)
First Community Bancorp (CA)	Cedars Bank (CA)
First Community Bancorp (CA)	First American Bank (CA)
Pacific Capital Bancorp (CA)	First Bancshares Inc. (CA)
Westamerica Bancorp. (CA)	Redwood Empire Bancorp (CA)

In addition, Hovde Financial also reviewed transaction history of comparable mergers involving selling banks headquartered in the Pacific Northwest (the “Pacific Northwest Merger Group”) with total assets between $100 million and $500 million which have occurred since January 1, 1998. This Pacific Northwest Merger Group consisted of the following 21 transactions:

Buyer	Seller
Banner Corp. (WA)	San Juan Financial Holding Co (WA)
Banner Corp. (WA)	F&M Bank (WA)
Sterling Financial Corp. (WA)	Lynnwood Financial Group (WA)
AmericanWest Bancorp. (WA)	Columbia Trust Bancorp (WA)
Frontier Financial Corp. (WA)	Northstar Financial Corp. (WA)
Pacific Continental Corp. (OR)	NWB Financial Corp. (WA)
UCBH Holdings Inc. (CA)	Pacifica Bancorp Inc. (WA)
Venture Financial Group (WA)	Washington Commercial Bancorp (WA)
Riverview Bancorp Inc. (WA)	American Pacific Bank (OR)
Columbia Banking System Inc. (WA)	Bank of Astoria (OR)
Cascade Financial Corp. (WA)	Issaquah Bancshares Inc. (WA)
Pacific Northwest Bancorp (WA)	Bank of the Northwest (OR)
AmericanWest Bancorporation (WA)	Latah Bancorporation, Inc. (WA)
Umpqua Holdings Corp. (OR)	Linn-Benton Bank (OR)
Umpqua Holdings Corp. (OR)	Independent Financial Network (OR)
Frontier Financial Corp. (WA)	Liberty Bay Financial Corp. (WA)
Bank of Southern Oregon (OR)	United Bancorp (OR)
United Security Bancorp. (WA)	BancWest Financial Corporation (WA)
Zions Bancorp. (UT)	Commerce Bancorporation, The (WA)
InterWest Bancorp Inc. (WA)	Pioneer Bancorp, Inc. (WA)
InterWest Bancorp Inc. (WA)	Pacific Northwest Bank (WA)

Hovde Financial then reviewed transaction history of comparable mergers involving selling banks headquartered in the State of Washington (the “Washington Merger Group”) with total assets greater than $100 million which have occurred since January 1, 2004. This Washington Merger Group consisted of the following nine transactions:

Buyer	Seller
Banner Corp. (WA)	San Juan Financial Holding Co (WA)
Banner Corp. (WA)	F&M Bank (WA)
Sterling Financial Corp. (WA)	Lynnwood Financial Group (WA)
AmericanWest Bancorp. (WA)	Columbia Trust Bancorp (WA)
Frontier Financial Corp. (WA)	Northstar Financial Corp. (WA)
Pacific Continental Corp. (OR)	NWB Financial Corp. (WA)
UCBH Holdings Inc. (CA)	Pacifica Bancorp Inc. (WA)
Venture Financial Group (WA)	Washington Commercial Bancorp (WA)
Cascade Financial Corp. (WA)	Issaquah Bancshares Inc. (WA)

Hovde Financial calculated the medians and averages of the following relevant transaction ratios in the United States Merger Group, the Western U.S. Merger Group and the Pacific Northwest Merger Group, and the Washington Merger Group: the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; the tangible book value premium to core deposits; and the multiple of the offer value to the acquired company’s book value. Hovde Financial compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at $70.0 million, or $45.70 per Charter Financial fully diluted share. In calculating the multiples for the merger, Hovde used Charter Financial’s earnings for the twelve months ended December 31, 2006, and Charter Financial’s balance sheet information as of December 31, 2006. The results of this analysis are as follows:

Offer Value to:

	12 months Preceding Earnings (x)	Tangible Book Value Premium to Core Deposits (%)	Book Value (%)
Charter Financial	23.3	26.8	338.5

United States Merger Group median	22.1	23.6	302.8
United States Merger Group average	21.8	22.5	301.2

Western U.S. Merger Group median	21.7	21.8	299.6
Western U.S. Merger Group average	21.6	23.8	311.0

Pacific Northwest Merger Group median	20.3	21.8	247.6
Pacific Northwest Merger Group average	20.2	22.5	254.2

Washington Merger Group median	22.7	21.8	240.8
Washington Merger Group average	21.0	22.8	243.1

Discounted Cash Flow Analysis. Hovde estimated the present value of all shares of Charter Financial common stock by estimating the value of Charter Financial’s estimated future earnings stream beginning in 2007. Reflecting Charter Financial’s internal projections and Hovde Financial estimates, Hovde Financial assumed net income in 2007, 2008, 2009, 2010, and 2011 of $4.4 million, $5.9 million, $7.5 million, $9.0 million, and $10.4 million, respectively. The present value of these earnings was calculated based on a range of discount rates between 16.0% and 20.0%. In order to derive the terminal value of Charter Financial’s earnings stream beyond 2011, Hovde Financial assumed a terminal value based on a multiple of between 14.3x and 18.3x applied to free cash flows in 2011. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Charter Financial’s common stock. This analysis and its underlying assumptions yielded a range of value for all the shares of Charter Financial’s stock of approximately $61.1 million (at a 20.0% discount rate and a 14.3x terminal multiple) to $92.1 million.

Contribution Analysis. Hovde Financial prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, core deposits, total common equity, and total tangible equity at December 31, 2006 for Charter Financial and for Boston Private and actual twelve months preceding earnings that would be contributed to the combined company on a pro-forma basis by Charter Financial and Boston Private. Expected earnings for Charter Financial reflected internal projections and expected earnings for Boston Private reflected publicly available consensus analyst estimates. The offer analysis indicated that holders of Charter Financial common stock would own approximately 3.80% of the pro forma common shares outstanding of Boston Private, while contributing a median of 5.23% of the financial components listed above. This pro forma ownership is based on the total consideration being paid to Charter Financial consisting of approximately 60.0% of Boston Private common stock and approximately 40.0% in cash. If total consideration to Charter Financial shareholders were in the form of 100.0% stock, Charter Financial’s resulting implied pro forma ownership of 6.50% would compare more favorably than the median contribution value of 5.23%.

Charter Financial Contribution To Boston Private
Total assets	5.29%
Total net loans	4.87%
Total deposits	5.76%
Total core deposits	5.22%
Total equity	3.16%
Total tangible equity	10.62%
Net income—LTM	5.23%

Median Charter Financial Contribution Percentage	5.23%
Actual Charter Financial Pro Forma Ownership	3.80%
Charter Financial Pro Forma Ownership (adjusted for cash component)	6.50%

Comparable Company Analysis. Using publicly available information, Hovde Financial compared the financial performance and stock market valuation of Boston Private with the following publicly traded peers with similar operating platforms as of December 31, 2006:

Company Name (Ticker)	Assets ($000)
Bank of New York Company, Inc. (BK)	103,370,000
Bryn Mawr Bank Corporation (BMTC)	826,660
City National Corporation (CYN)	14,874,457
CoBiz Inc. (COBZ)	2,112,423
Mellon Financial Corporation (MEL)	41,478,000
Northern Trust Corporation (NTRS)	60,712,200
PrivateBancorp, Inc. (PVTB)	4,282,042
State Street Corporation (STT)	107,353,000
S.Y. Bancorp, Inc. (SYBT)	1,426,321
Wilmington Trust Corporation (WL)	11,157,000
Wintrust Financial Corporation (WTFC)	9,571,852

Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of December 31, 2006 and, where relevant, closing stock market information as of March 1, 2007. Selected market and operating information for Boston Private and the group of comparable companies that was analyzed is summarized below.

	Stock Price	Price/ TBV (%)	Price/ Book (%)	Price/ LTM EPS (x)	Div. Yield (%)	Mkt. Cap ($mm)	Inside Ownership (%)
Boston Private	$29.14	612.0	167.9	20.4	1.100	1,070.8	3.14
Comparable Company Average		335.0	273.0	18.8	1.760	6,254.4	11.71

	ROAE (%)	ROAA (%)	Tangible Equity Ratio (%)	Net Interest Margin (%)	Efficiency Ratio (%)	NPAs/ Average Assets (%)	Reserves/ NPAs (%)
Boston Private	9.27	1.02	3.29	3.84	68.52	0.20	410.36
Comparable Company Average	15.70	1.38	5.59	3.30	62.81	0.21	431.21

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde Financial determined that the transaction consideration was fair from a financial point of view to Charter Financial shareholders.

Interests of Charter Financial Corporation’s Directors and Officers in the Merger

In considering the recommendation of the Charter Financial board of directors, you should be aware that such directors and the members of Charter Financial senior management have certain interests in the transactions contemplated by the merger agreement, as described below, that are different from or in addition to the interests of shareholders generally and that may create potential conflicts of interest. The Charter Financial board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

Board of Directors and Officers.

Following the merger, the existing directors and senior executive officers of Charter Bank will continue to serve in their same capacities. All such officers, other than Keith B. Jackson, will be at will employees and will serve at the pleasure of Boston Private. Two additional directors designated by Boston Private will be added to the Charter Bank board of directors.

Stock Ownership.

At the date hereof, the directors and senior executive officers of Charter Financial, together with their affiliates, beneficially own (assuming the exercise of their outstanding options) a total of 409,193 shares of Charter Financial common stock, including options exercisable within 60 days of the record date, representing 28% of all outstanding shares of Charter Financial common stock. The directors and senior executive officers of Charter Financial will receive the same consideration in the merger for their shares as the other shareholders of Charter Financial, plus cash for their stock options in an amount equal to the positive difference between the $45.70 cash consideration and the applicable exercise price of each option multiplied by the number of shares of Charter Financial common stock subject to such option (which amount is referred to as the option cancellation cash consideration).

Stock Options.

All outstanding director stock options are currently fully exercisable. The senior executive officers will have certain stock options become exercisable as a result of the merger as follows: Keith B. Jackson—1,600 shares at an average exercise price of $21.50 per share; Terry A. Peterson—1,400 shares at an average exercise price of $21.71 per share; Richard C. Darrow—3,000 shares at an average exercise price of $21.80 per share; and Alan W. Fulp—4,200 shares at an average exercise price of $21.29 per share.

Charter Financial Change of Control Obligations.

Charter Financial and Charter Bank are parties to a change in control severance agreement with each of Keith B. Jackson, its Chief Executive Officer, Terry A. Peterson, its Chief Operating Officer, and Richard C. Darrow, its Chief Financial Officer, which generally provides that in the event of a change in control (such as the merger) and the executive’s employment is terminated without cause or by reason of not being offered a comparable position (including a comparable position with the acquiring holding company (such as Boston Private)), or by the executive within one year after accepting a comparable position, the executive is entitled to receive a change in control payment equal to a specified multiple (ranging from 1.5x to 2.5x) times his average W-2 income (before salary deferrals) from Charter Financial and Charter Bank for the preceding three calendar years. The amount to be received by each executive is subject to reduction to the extent that such amount when aggregated with other change in control benefits, if any, to be received by such executive would result in a tax penalty to such executive and a loss of tax deduction by the employer under applicable federal income tax laws. At the time of the merger, each executive named above will receive a change in control payment as follows: Keith B. Jackson—$625,000; Terry A. Peterson—$325,000; and Richard C. Darrow—$215,000. Such payments are subject to reduction to comply with certain federal income tax laws as stated above. It is expected that the payment to be made to Keith B. Jackson will be reduced below $625,000 to comply with the federal income tax law referred to above.

The remaining senior executive officer, Alan W. Fulp, is a party to a change in control benefit agreement with Charter Bank. This agreement provides for a $150,000 change in control benefit payment to Mr. Fulp. As a condition to Mr. Fulp receiving this benefit, he must continue employment with Charter Bank for a period of six months after the merger. However, if his employment is involuntarily terminated without cause (which includes a termination resulting from a reduction in base salary or a required relocation beyond a specified radius) prior to the expiration of such six-month period, he is still entitled to receive such benefit.

New Employment Agreement.

As a condition of the merger, Boston Private has required that Keith B. Jackson, the chief executive officer of Charter Financial, continues to be employed pursuant an employment agreement with Boston Private and Charter Bank entered into as of March 2, 2007 and which shall become effective at the time of the merger, and shall not have given notice or other indication that he is not willing or does not intend to be employed by Boston Private following the merger.

The agreement provides for a term of employment commencing upon completion of the merger and ending on the third anniversary of the date of completion of the merger, unless sooner terminated in accordance with the terms of the agreement. During the term, Mr. Jackson will serve as chairman and chief executive officer of Charter Bank and will report to the President of Boston Private. For each year of the term, Mr. Jackson will receive an annual base salary of $197,000, subject to increase on an annual basis. Beginning in the calendar year 2007, Charter Bank will establish an annual bonus program for Charter Bank’s key management personnel equal to the greater of 6% of the bonus operating income of Charter Bank or 18% of economic profit of Charter Bank. Mr. Jackson will participate in the annual bonus program provided he is employed on the payment date.

Upon completion of the merger, Mr. Jackson will receive a grant of $277,500 in restricted shares of Boston Private. The restricted shares will vest on the third anniversary of the completion of the merger or, earlier, upon a change in control or Mr. Jackson’s death or disability in each case if Mr. Jackson is employed by Boston Private or Charter Bank on the vesting date. In addition, a pro rata portion of Mr. Jackson’s restricted shares will vest based upon his length of employment in the event that he is terminated without cause or terminates his employment for good reason.

In addition to the benefits described above, if Mr. Jackson’s employment is terminated by Charter Bank without “cause” or Mr. Jackson resigns for “good reason” (as each term is defined in the agreement), Mr. Jackson will be entitled to receive, subject to Mr. Jackson’s execution of a release:

•	a pro rata bonus for the year in which the termination occurs based on the annual bonus earned by Mr. Jackson for the most recently completed fiscal year preceding the date of termination;

•	an amount equal to one times the sum of Mr. Jackson’s annual base salary and the annual bonus earned by Mr. Jackson for the most recently completed fiscal year preceding the date of termination; and

•	continued medical and dental insurance coverage for 18 months.

During the term, Mr. Jackson will be entitled to participate in, and receive benefits under, employee benefit plans, insurance plans, retirement plans, vacation plans, expense reimbursement and other benefit plans generally applicable or made available to senior executives of Charter Bank.

Under the employment agreement, Mr. Jackson is restricted from revealing confidential information of Boston Private and Charter Bank and, during Mr. Jackson’s employment and for a two-year period after such termination, Mr. Jackson may not solicit for employment any employees of Boston Private or Charter Bank, may not solicit any customers of Boston Private or Charter Bank and may not compete with Boston Private or Charter Bank.

Retention, Confidentiality, Nonsolicitation and Nonacceptance Agreements.

Boston Private and Charter Bank have entered into a Retention, Confidentiality, Nonsolicitation and Nonacceptance Agreement with Terry A. Peterson. This agreement becomes effective at the time of the merger and provides for two grants of restricted stock by Boston Private to Mr. Peterson, one at the time of the merger and the other on the one year anniversary of the merger. Each restricted stock grant vests one third on each of the third, fourth and fifth anniversaries of the date of grant, but only if Mr. Peterson is continuously employed through such vesting date. In exchange for the restricted stock grants, Mr. Peterson has agreed to maintain in confidence during his lifetime confidential information relating to Boston Private and Charter Bank, during his employment and for a period of two years thereafter to refrain from taking any action to induce or encourage any person doing business with Boston Private or Charter Bank (including employees, clients, suppliers and others having a business relationship) to terminate or modify adversely such person’s relationship with Boston Private or Charter Bank, and during his employment and for a period of two years thereafter to refrain from accepting banking business from a client doing business with Charter Bank in King County, Washington. The nonacceptance restrictions, if applicable, will likely adversely affect the ability of Mr. Peterson to work for another financial institution located in King County, Washington. However, both the nonsolicitation restrictions and the nonacceptance restrictions do not apply after an involuntary employment termination without cause or a resignation for good reason. Similar retention agreements are also being entered into with other Charter Financial employees.

Executive Supplemental Compensation Agreements.

Charter Financial and Charter Bank are parties to executive supplemental compensation agreements with the senior executive officers which provide for the payment of certain non-qualified retirement benefits for the life of each senior executive officer commencing on the later of the date he terminates employment or attains age 60. If a senior executive officer voluntarily terminates employment prior to age 60, then in order to receive any benefit under his executive supplemental compensation agreement, he must abide by covenant not to compete provisions until the earlier of three years after termination of employment or the date he attains the age of 60 years. Each supplemental compensation agreement has been amended to comply with Section 409A of the Internal Revenue Code of 1986 as amended. At the time of the merger, Boston Private will assume the obligations of Charter Financial under each executive supplemental compensation agreement. The merger will have no effect on the executive supplemental compensation agreements of the senior executive officers or the benefits to be received by them thereunder.

Split-Dollar Life Insurance.

Charter Bank owns certain life insurance policies on the lives of the senior executive officers. The life insurance policies were issued by New York Life Insurance Company, Beneficial Life Insurance Company and/ or Mass Mutual Life Insurance Company. Charter Bank has entered into an endorsement method split dollar agreement with each senior executive officer. Each agreement sets forth the specific life insurance policies covered thereby and provides for the sharing of death benefit proceeds between the Company and the designated beneficiary or beneficiaries of the senior executive officer. There is a reduction in the death benefit proceeds to be received by the beneficiary(s) of the senior executive officer if his death occurs after age 70. If at the time of the senior executive officer’s death, he was not employed by Charter Bank and was not eligible to receive payment under his executive supplemental compensation agreement, then his beneficiary(s) share of the death benefit proceeds will be $50,000. These arrangements will not be affected by the merger.

Protection of Directors and Officers Against Claims.

For a period of six years after the merger, Boston Private will indemnify and hold harmless, and provide advancement of expenses to, the directors and senior executive officers of Charter Financial, to the fullest extent permitted by applicable laws (subject in the case of advancement of expenses, to the receipt of an undertaking required by applicable law), relating to lawsuits or claims arising from facts and events occurring prior to the merger.

Boston Private will maintain for a period of six years after the merger the current directors’ and officers’ liability insurance policy maintained by Charter Financial, or a policy with at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to lawsuits or claims arising from facts and events occurring prior to the merger. However, Boston Private shall not be required to spend annually for such insurance coverage an amount in excess of 150% of the annual premium currently paid by Charter Financial for such coverage.

Post-Closing Capitalization

Following the merger, Boston Private will have approximately 38.7 million shares of common stock outstanding. Shareholders of Boston Private before the merger will own approximately 96.4% of the total shares outstanding after the merger and Charter Financial shareholders will own approximately 3.6%. The percentages calculated above do not take into account the exercise of any outstanding stock options that would result in the issuance of additional common stock of Charter Financial or Boston Private.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Charter Financial’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Boston Private. Any excess of the purchase price for Charter Financial over the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill and other intangibles. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Boston Private in connection with the merger will be amortized to expense in accordance with these rules. The financial statements of Boston Private issued after the merger will reflect the results attributable to the acquired operations of Charter Financial beginning on the date of completion of the merger.

Financial statements and reported results of operations of Boston Private issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Charter Financial.

Restrictions on Resale of Boston Private Common Stock by Affiliates

The shares of Boston Private common stock to be issued to Charter Financial shareholders in the merger have been registered under the Securities Act on the registration statement of which this document is a part and, thus, will be freely transferable, except for shares issued to any Charter Financial shareholder who is an “affiliate” of Charter Financial for purposes of Rule 145 promulgated under the Securities Act or may be deemed to be an “affiliate” of Boston Private for purposes of Rule 144 promulgated under the Securities Act. Affiliates will include persons (generally executive officers, directors and 10% shareholders) who control, are controlled by or are under common control with (1) Boston Private or Charter Financial at the time of the Charter Financial annual meeting or (2) Boston Private at or after the consummation of the merger.

Rule 145 will restrict the sale of Boston Private common stock received in the merger by affiliates of Charter Financial and certain of their family members and related interests. Generally speaking, during the one-year period following the effective time of the merger, those persons who are affiliates of Charter Financial at the time of the Charter Financial annual meeting, provided they do not become affiliates of Boston Private at or following the consummation of the merger, may publicly resell any Boston Private common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of Boston Private common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates generally may resell their shares without such restrictions. Persons who are affiliates of Boston Private after the consummation of the merger may publicly resell the Boston Private common stock received by them in the merger subject to similar limitations (except that the restrictions do not lapse after the one-year period) and subject to certain filing requirements specified in Rule 144. Those persons that may be deemed to be affiliates of Charter Financial have entered into “Affiliate Letters” with Boston Private in which they covenant, represent and warrant that they will not resell the Boston Private Stock that they receive in the merger in violation of the Securities Act among other things.

The ability of affiliates to resell shares of Boston Private common stock received in the merger under Rules 144 or 145 as summarized herein generally will be subject to Boston Private’s having satisfied its reporting requirements under the Securities Exchange Act for specified periods prior to the time of sale. Affiliates also would be permitted to resell Boston Private common stock received in the merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements.

Dissenters’ Rights

If you do not vote your shares in favor of the proposal to adopt and approve the merger agreement and you remain a holder of Charter Financial common stock at the effective time of the merger, you will, by complying with the procedures set forth in Title 23B.3 of the Washington Code, be entitled to receive an amount equal to the fair value of your shares. A copy of Title 23B.3 of the Washington Code is attached to this document as Annex C. You should read it for more complete information concerning dissenters’ rights. The discussion in this section is qualified in its entirety by reference to Annex C. The required procedure set forth in Title 23B.3 of the Washington Code must be followed exactly or any dissenters’ rights may be lost.

In order to be entitled to exercise dissenters’ rights, you must not vote for the merger. Thus, if you wish to dissent and you execute and return a proxy in the accompanying form, you must specify that your shares are to be either voted AGAINST or ABSTAIN on Proposal 1. If you sign and return a proxy without voting instructions or with instructions to vote FOR Proposal 1, your shares will automatically be voted in favor of the merger and you will lose your dissenter’s rights.

Before the shareholder vote is taken, the dissenting shareholder who plans to exercise dissenters’ rights must deliver to Charter Financial a written notice of his or her intent to demand payment of their fair market value if the merger is effected.

If the merger is authorized, then Boston Private must deliver to the dissenting former shareholder of Charter Financial, no later than ten days after the effectiveness of the merger, a notice. Such notice must:

•	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

•	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

•

supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

•	set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty no more than sixty days after the date of delivery of this notice; and

•	include a copy of Title 23B.3 of the Washington Code.

The dissenting shareholder must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date set forth in the notice and deposit any share certificates, all in accordance with the terms of the notice. A shareholder who demands payment and deposits the shareholder’s certificates retains all other rights of a shareholder until the proposed corporate action is effected. A shareholder who does not demand payment or deposit the share certificates where required, each by the date set in the notice, is not entitled to payment for his shares.

Within thirty days of the later of the effective date of the merger or the date the payment demand is received, Boston Private shall pay each dissenter who complied with the process to demand payment the amount Boston Private estimates to be the fair value of the shareholder’s shares, plus accrued interest. Such payment must be accompanied by:

•

Charter Financial’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•	An explanation on how Boston Private estimated the fair value of the shares;

•	An explanation on how interest was calculated;

•	A statement of the dissenter’s right to demand payment if the shareholder is dissatisfied with payment or offer; and

•	A copy of Title 23B.3 of the Washington Code.

If the dissenting shareholder believes that the amount paid or offered is less than the fair value of the dissenter’s shares or that the interest due has been incorrectly calculated; the corporation fails to make payment within sixty days after the date set for demanding payment; or Boston Private does not effect the merger and does not return the deposited share certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment, he or she may deliver a notice to Boston Private of his or her estimate of the fair value of the shares and amount of interest due and demand payment for such amount less any payment already received by the shareholder or reject Boston Private’s offer and demand payment of his estimate of the fair value of the shares and interest due. Failure to provide such notice within thirty days after Boston Private made or offered payment for the dissenting shares waives the right to demand payment of an amount different than that offered by Boston Private in the payment notice.

If Boston Private and the dissenting former shareholder of Charter Financial fail to settle upon a fair value of such shares, then Boston Private must bring a proceeding within sixty days in the appropriate court of the proper county requesting the court to determine the fair value of the shares and accrued interest. Boston Private shall pay each dissenting shareholder the amount that the court finds to be due within ten days after the final determination made in such proceedings.

A dissenting shareholder who receives cash payment for his or her shares will be treated as if such shares were redeemed for United States income tax purposes. See “Material United States Federal Income Tax Consequences” beginning on page 70.

Listing of Boston Private Common Stock to be Issued in the Merger

Boston Private common stock is included for quotation on the NASDAQ Global Select Market under the symbol “BPFH”. The listing on the NASDAQ Global Select Market of the shares of Boston Private common stock to be issued in the merger is a condition to the closing of the merger.

DESCRIPTION OF BOSTON PRIVATE’S CAPITAL STOCK

The following is a description of the material terms and provisions of Boston Private’s common stock. It may not contain all the information that is important to you. Therefore, you should read Boston Private’s articles of organization and by-laws which have been filed with the SEC.

General

Under Boston Private’s articles of organization, Boston Private has authority, without further shareholder action, to provide for the issuance of up to 70,000,000 shares of common stock, par value $1.00 per share. Boston Private may amend its articles of organization from time to time to increase the number of authorized shares of common stock. Any such amendment would require the approval of the holders of a majority of Boston Private’s stock entitled to vote. Boston Private’s common stock is listed on the NASDAQ Global Select Market under the symbol “BPFH.”

Dividends

Subject to the preferential rights of any other class or series of stock, holders of shares of Boston Private’s common stock will be entitled to receive dividends, if and when they are authorized and declared by Boston Private’s board of directors, out of assets that Boston Private may legally use to pay dividends.

Voting Rights

Except as otherwise required by-law and except as provided by the terms of any other class or series of stock, holders of common stock have the exclusive power to vote on all matters presented to Boston Private’s shareholders, including the election of directors. Holders of common stock are entitled to one vote per share. There is no cumulative voting in the election of Boston Private’s directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, a plurality of the votes cast at a meeting of shareholders at which a quorum is present is sufficient to elect a director.

Preemptive Rights

Holders of Boston Private’s common stock do not have preemptive rights under the Massachusetts Business Corporation Law, or Boston Private’s articles of organization or by-laws.

Liquidation/Dissolution Rights

In the event Boston Private is liquidated, dissolved or Boston Private’s affairs are wound up, and subject to the preferential rights of any other class or series of stock, holders of shares of Boston Private’s common stock are entitled to receive, in cash or in kind, in proportion to their holdings, the assets that Boston Private may legally use to pay distributions after Boston Private pays or makes adequate provision for all of Boston Private’s debts and liabilities.

THE MERGER AGREEMENT

The following is a brief summary of the significant provisions of the merger agreement between Boston Private and Charter Financial. This summary is not complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this document as Annex A and is incorporated into this document by reference. You should read the merger agreement carefully and in its entirety.

Structure of the Merger

The merger agreement provides for the merger of Charter Financial with and into Boston Private. Boston Private will be the surviving corporation and will continue its existence under the laws of The Commonwealth of Massachusetts. Following the merger, Charter Financial’s wholly-owned subsidiaries, Charter Bank and Banc Support, will be wholly-owned subsidiaries of Boston Private.

Boston Private has the right to change the structure of the merger, provided that:

•	the consideration to be paid to Charter Financial’s shareholders under the merger agreement is not changed in kind or in amount;

•	such modification does not alter or change the treatment of Charter Financial’s stock options or other equity-based compensation plans;

•	such modification will not be likely to delay or jeopardize receipt of any required regulatory approvals or consummation of the merger; and

•	will not cause a closing condition to not being capable of being fulfilled.

Closing of the Merger

The closing of the merger will occur on the date that is no later than five business days after the satisfaction or waiver of all of the conditions to closing or on such other date as Charter Financial and Boston Private may agree. The merger will become effective when articles of merger are filed with the Secretary of State of the Commonwealth of Massachusetts and the State of Washington. Boston Private and Charter Financial expect that the merger will be completed early in the third quarter of 2007. Either party may, if it is not in default of its obligations under the merger, terminate the merger agreement if the closing has not occurred on or before September 30, 2007.

Merger Consideration; Allocation Procedures

In the merger, each outstanding share of Charter Financial common stock will be converted into the right to receive, at the election of the holder, either:

•	$45.70 in cash (which is referred to as the cash consideration); or

•	1.5951 shares of Boston Private common stock, plus cash in lieu of any fractional share (which is referred to as the stock consideration),

subject to the allocation procedures described below. Also subject to these procedures, you may elect to receive a portion of your merger consideration in cash and the remaining portion in shares of Boston Private common stock.

No fractional shares of Boston Private common stock will be issued in connection with the merger. Instead, each Charter Financial shareholder will receive an amount of cash, in lieu of any fractional share, based on the average per share closing price of Boston Private common stock on the NASDAQ Global Select Market over the five trading days immediately preceding the closing date of the merger, rounded to the nearest whole cent.

No interest will be paid with respect to any portion of the cash consideration payable in connection with the merger.

The merger agreement provides for overall limitations on the amount of cash and shares of Boston Private common stock available in the merger as follows:

•

40% of the total number of outstanding shares of Charter Financial common stock immediately prior to the effective time of the merger will be converted into the right to receive the cash consideration; and

•

60% of the total number of outstanding shares of Charter Financial common stock immediately prior to the effective time of the merger will be converted into the right to receive the stock consideration.

As a result, whether you receive the amount of cash and/or stock requested in your election form will depend in part on the elections of other Charter Financial shareholders. You may not receive exactly the form of consideration you elected in the merger, and you may instead receive a pro rata amount of cash or Boston Private common stock.

If you have a preference for receiving either cash or Boston Private common stock for your shares of Charter Financial common stock, you should return your election form indicating your preference. Charter Financial shareholders who make an election will be accorded priority over those shareholders who make no election in instances where the cash consideration or stock consideration must be re-allocated in order to achieve the required ratio of Charter Financial shares being converted into the right to receive cash consideration and stock consideration. If you do not make an election, you will be allocated cash consideration and/or stock consideration depending on the elections made by other Charter Financial shareholders. However, even if you do make an election, the form of merger consideration you actually receive may differ from the form of merger consideration you elected based upon the elections made by other Charter Financial shareholders.

The market price of Boston Private common stock will fluctuate between the date of this document, the date of an election by a Charter Financial shareholder and the effective time of the merger. Because the exchange ratio is fixed, such fluctuations will alter the value of the shares of Boston Private common stock that you may receive in the merger.

Treasury Shares and Shares Held by Boston Private or Charter Financial

Any shares of Charter Financial common stock owned immediately prior to the effective time of the merger by Charter Financial or Boston Private (other than shares held in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted in good faith) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange for those shares.

Charter Financial Stock Options

Each outstanding option granted by Charter Financial, whether vested or unvested, and which has not been previously exercised or cancelled, will be cancelled at the effective time of the merger. In exchange for the cancellation of an option, the holder of that option will be entitled to receive a cash payment from Boston Private in an amount equal to the product of:

•	the number of Charter Financial shares provided for in the option; and

•	the excess, if any, of $45.70 over the exercise price per share provided in the option.

This cash payment will be made without interest and will be net of all applicable withholding taxes. Charter Financial has agreed to provide a written notice 60 business days prior to the closing date to each holder of a then outstanding option informing the holder that (A) such option is exercisable in full as of the date of the notice, (B) such option will terminate at the effective time and (C) if the option is not exercised prior to the effective time, it will be cancelled as explained before. As of the date of this document, there were              outstanding options to purchase shares of Charter Financial common stock.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Charter Financial common stock into the right to receive cash and/or stock merger consideration as determined in accordance with the election procedures set forth below and the allocation procedures set forth above will occur automatically at the effective time of the merger. Promptly after the effective time of the merger,                                 , as exchange agent, will exchange certificates representing shares of Charter Financial common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Charter Financial stock certificates. If any Boston Private stock certificate is to be issued, or cash payment made, in a name other than that in which the Charter Financial stock certificate surrendered in exchange for the merger consideration is registered, the person requesting the exchange must pay any transfer or other taxes required by reason of the issuance of the new Boston Private certificate or the payment of cash consideration to anyone other than the registered holder of the Charter Financial stock certificate surrendered, or must establish to the satisfaction of the Boston Private and the exchange agent that any such taxes have been paid or are not applicable.

Election Form

The merger agreement provides that Boston Private will cause the exchange agent to mail or deliver to each holder of record of Charter Financial common stock, at least thirty days prior to the expected election deadline, an election form and a form of letter of transmittal containing instructions for use in effecting the surrender of Charter Financial stock certificates in exchange for the merger consideration.

Election Deadline; Submission of Election Materials

To be effective, election forms must be properly completed, signed and actually received by the exchange agent not later than 5:00 p.m., Boston time, on the business day that is ten business days prior to the anticipated closing date or such other date agreed upon by Charter Financial and Boston Private.

An election form will be properly completed only if accompanied by certificates representing all shares of Charter Financial common stock covered by the election form (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the election form). If a shareholder cannot deliver his or her stock certificates to the exchange agent by the election deadline, a shareholder may deliver to the exchange agent by the election deadline his election form with a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted those certificates via first-class mail promptly following the termination of the merger or revocation of the election.

Shares of Charter Financial common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-electing shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Dividends and Distributions

Until Charter Financial common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Boston Private common stock into which shares of Charter Financial common stock have been converted will accrue but will not be paid. When duly surrendered, Boston Private will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Charter Financial of any shares of Charter Financial common stock. If certificates representing shares of Charter Financial common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Charter Financial common stock represented by that certificate have been converted.

Withholding

Boston Private will be entitled to deduct and withhold from the merger consideration payable to any Charter Financial Shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Boston Private withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Fractional Shares

No fractional shares of Boston Private will be issued to any Charter Financial shareholder who is entitled to receive the stock consideration. Instead, a cash payment will be paid in an amount equal to the product of (1) the fractional part of a share of Boston Private common stock such shareholder would otherwise be entitled to receive (taking into account all shares held by such shareholder), multiplied by (2) the average of the last sale prices of Boston Private, as reported on NASDAQ Global Select Market for the five trading days immediately preceding the closing date.

Board of Directors and Officers Following the Merger

The directors and officers of Boston Private will remain the directors and officers of Boston Private following the merger until their successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of organization and the by-laws of Boston Private. After the merger, Boston Private will survive and Charter Financial’s wholly-owned subsidiaries, Charter Bank and Banc Support, will be wholly-owned subsidiaries of Boston Private, with two additional directors of Charter Bank designated by Boston Private. The management of Charter Bank and of Banc Support will continue as they were prior to the merger. Charter Bank will be integrated into Boston Private’s family of affiliates.

Representations and Warranties

The merger agreement contains substantially reciprocal representations and warranties of Boston Private and Charter Financial and their subsidiaries relating to:

•	their due organization, existence, good standing and corporate authority;

•	the authority, validity and effect of the merger agreement;

•	consents and approvals;

•	brokers’ fees; fairness opinion;

•	the noncontravention of certain organizational documents, laws and material agreements;

•	compliance with applicable laws and reporting requirements;

•	their regulatory reports;

•	their capitalization;

•	regulatory capitalization;

•	absence of certain changes or events;

•	financial statements;

•	tax treatment of the merger;

•	legal proceedings;

•	absence of undisclosed liabilities;

•	CRA, Anti-Money Laundering, OFAC and Customer Information Security;

•	information on the parties;

•	any agreements with governmental authorities;

•	their derivative transactions; and

•	their environmental liability.

The merger agreement contains additional representations and warranties of Boston Private relating to:

•	its Securities and Exchange Commission documents and filings; and

•	its availability of funds to pay the cash portion of the merger consideration.

The merger agreement also contains additional representations and warranties of Charter Financial and its subsidiaries relating to:

•	its organizational documents and corporate records;

•	its employee benefit programs;

•	labor matters;

•	its property and leases;

•	its taxes and tax returns;

•	its material contracts;

•	its employees;

•	its loan portfolio;

•	its investment securities;

•	its insurance;

•	applicable takeover laws and provisions;

•	its intellectual property; and

•	material interests of certain persons.

None of the representations and warranties by either party survive the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles 3 and 4 of the merger agreement attached to this document as Annex A.

Charter Financial Conduct of Business Before Completion of the Merger

Under the merger agreement, Charter Financial has agreed that, until the effective time of the merger, or termination of the merger agreement, it and its subsidiaries will except as expressly contemplated or permitted by the merger agreement:

•	conduct Charter Financial’s business in the ordinary and usual course consistent with past practice;

•

use reasonable best efforts to maintain and preserve intact Charter Financial’s business organization, employees and advantageous business relationships and retain the services of its key officers and key employees; and

•

take no action that would have a material adverse effect or materially delay Charter Financial’s ability to obtain any necessary approvals from any governmental authority required for the transactions contemplated by the merger agreement or to perform Charter Financial’s covenants and agreements under the merger agreement or any of the other transaction documents.

Under the merger agreement, Charter Financial has also agreed that until the effective time of the merger, Charter Financial and its subsidiaries will not, except as expressly contemplated or permitted by the merger agreement or as previously disclosed in Charter Financial’s disclosure schedule to the merger agreement, or with the prior written consent of Boston Private, which consent shall not be unreasonably withheld or delayed:

•

issue any debt securities or otherwise incur, create or assume any indebtedness for borrowed money or modify any of the terms of such outstanding indebtedness, issue warrants or rights to acquire any long-term debt securities, other than the creation of deposit liabilities, up to $62,500,000 of Federal Home Loan Bank borrowings, purchases of federal funds or sales of certificates of deposit in each case in the ordinary course of business consistent with past practice;

•	assume, guarantee, endorse or otherwise become responsible for the obligations of any other person;

•	adjust, split, combine or reclassify any shares of Charter Financial’s capital stock or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	make, declare or pay any dividend on or declare or make any distribution on any of Charter Financial’s capital stock, except cash dividends that do not exceed $0.09 per share on a semi-annual basis;

•

directly or indirectly redeem, purchase or otherwise acquire any shares of Charter Financial’s capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock except certain acquisitions in the ordinary course of business and consistent with past practices or upon delivery to Charter Financial of shares of Charter Financial Common Stock by holders of Charter Financial stock options to pay the exercise price of stock options and/or taxes related to the exercise of stock options;

•	grant any individual, corporation or other entity any right to acquire any shares of Charter Financial’s capital stock;

•

issue, sell, pledge or encumber any additional shares of capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or otherwise permit or authorize the creation of any securities or equity equivalents;

•

other than in the ordinary course of business consistent with past practice sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of or agree to sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of any of Charter Financial’s properties or assets, deposits, business or properties except to a wholly owned subsidiary; or cancel, release or assign any indebtedness or claim except pursuant to contracts or agreements in force as of the date of the merger agreement or in the ordinary course of business consistent with past practice;

•

except pursuant to contracts or agreements in force as of the date of the merger agreement or in the ordinary course of business consistent with past practice make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary thereof, commit to make such an investment or increase or decrease Charter Financial’s equity ownership position in any corporation or other entity in which Charter Financial holds 5% or greater of any class of voting securities;

•

enter into, terminate, renew or make any change in any material contracts except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force as of the date of the merger agreement;

•

adopt, amend, renew or terminate any compensation or benefit plan or any agreement, arrangement or plan with Charter Financial’s current or former directors, officers or employees except as set forth in Schedule 5.2(g) to the merger agreement;

•	enter into, modify or renew any employment, severance or other agreement with any director, officer or employee;

•

establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee;

•

pay any bonus to any of Charter Financial’s officers or employees, increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit sellers to any pension, retirement, profit sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee (other than those required to comply with applicable law or in the ordinary course of business consistent with past practice ), or grant any stock options, stock appreciation rights, phantom stock or other equity-based awards, other than those expressly authorized in the merger agreement;

•	settle or compromise any material pending or threatened suit, action or claim relating to the merger agreement, the other transaction documents, or the transactions contemplated thereby.

•

amend Charter Financial’s articles of incorporation or other governance documents, or adopt any resolution granting dissenters’ rights or permit any subsidiary to enter into a plan of consolidation, merger or reorganization with any person or entity other than a wholly owned subsidiary of Charter Financial;

•

restructure or materially change, other than in the ordinary course of business and in prior consultation with Boston Private, Charter Financial’s investment policies, investment securities portfolio, its hedging strategy or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	enter into any new material line of business or file an application to relocate or terminate the operations of any banking office;

•	incur or commit any capital expenditures other than in the ordinary course of business consistent with past practice;

•	materially change its loan policies or make any individual extension of credit in excess of its legal lending limit as it may change from time to time in the ordinary course of business;

•

make or change any material tax election, file any material amended tax return, enter into any material closing agreement, settle or compromise any material liability with respect to taxes, agree to any material adjustment of any tax attribute, change (or make a request to any taxing authority to change) any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ended December 31, 2005, file any claim for a material refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment; provided, that for purposes hereof, “material” shall mean affecting or relating to $125,000 of taxable income.

•

change its tax accounting or financial accounting principles, practices or methods, other than as may be required by changes in laws or regulations by generally accepted accounting principles (“GAAP”) as concurred in by Charter Financial’s independent accountants where Boston Private has been notified in advance of such changes;

•

commit any act or omission which constitutes a material breach or default under any agreement with any governmental authority or under any material contract or material license to which Charter Financial is a party or by which Charter Financial or its property is bound except to the extent required by-law;

•

take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement or any of the other transaction documents, except, in every case, as may be required by applicable law;

•

take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any governmental authority required for the merger or its ability to perform its covenants and agreements under the merger agreement;

•	establish or enter into a contractual obligation to establish any branch operation not in existence at the time of the merger agreement; and

•	agree to commit to do anything prohibited by the foregoing.

Certain Covenants of Boston Private

Under the merger agreement Boston Private has agreed that until the effective time of the merger except as expressly permitted by the merger agreement, including on Schedule 5.3 of the merger agreement or any of the other transaction documents, Boston Private shall not, and Boston Private shall not permit any of its subsidiaries to, without the prior written consent of Charter Financial, which consent shall not be unreasonably withheld or delayed:

•

take any action that is intended or may reasonably be expected to result (i) in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, (ii) in any of the conditions of the merger not being satisfied, or (iii) in a violation of any provision of the merger agreement or any of the other transaction documents, in every case, as may be required by applicable law;

•

take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any governmental authority required for the merger or its ability to perform its covenants and agreements under the merger agreement ;

•	amend its articles of organization or other governance documents in any manner that would create a materially burdensome regulatory condition or otherwise be materially adverse to Charter Financial;

•	declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of its capital stock;

•

implement or adopt any material change to its tax accounting or financial accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by Boston Private’s independent accountants where Charter Financial has been notified in advance of such changes; or

•	authorize or agree to, or make any commitment to, take any of the actions prohibited by this section

In Article 5 of the merger agreement, Charter Financial and Boston Private also agreed that:

•	prior to the effective time, each of Boston Private and Charter Financial shall exercise complete control and supervision over its respective operations; and

•

neither Boston Private nor Charter Financial will issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the merger without the prior consent the other party unless it is required bylaw.

The agreements relating to the conduct of Charter Financial’s businesses in the merger agreement are complicated and not easily summarized. You are urged to carefully read Article 5 of the merger agreement attached to this document as Annex A.

Material Covenants

Competing Transactions

In the merger agreement, Boston Private and Charter Financial agreed that, until the termination of the merger agreement, Charter Financial will not, and Charter Financial will not authorize or permit any of its subsidiaries, directors, officers, employees, agents or representatives to, directly or indirectly:

•

solicit, initiate, knowingly encourage, knowingly take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any offer or proposal regarding any “Acquisition Transaction” as defined below;

•

participate in any discussions or negotiations with, or provide any information to, any person, other than Boston Private and its affiliates and representatives, concerning any Acquisition Transaction;

•

enter into any definitive agreement, arrangement or understanding for any Acquisition Transaction or requiring it, in connection with an Acquisition Transaction, to abandon, terminate or fail to consummate the merger or any of the other transactions contemplated by the merger agreement; or

•	make or authorize any statement, recommendation or solicitation in support of any Acquisition Transaction.

The merger agreement defines “Acquisition Transaction” as any

•	merger, tender offer, recapitalization, or consolidation, or any similar transaction, involving Charter Financial or any of its subsidiaries,

•

a purchase, lease or other acquisition or assumption of all or a substantial portion of Charter Financial’s assets or deposits or all or a substantial portion of the assets or deposits of any of its subsidiaries,

•

a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of Charter Financial or any of its subsidiaries, or

•	any substantially similar transaction, other than the merger.

Notwithstanding the above restrictions, and subject to certain conditions, Charter Financial may furnish information to, and negotiate or otherwise engage in discussions with, any person in response to an unsolicited bona fide written proposal for an Acquisition Transaction if and, so long as, prior to taking such actions:

•

Charter Financial’s board of directors determines in good faith by a majority vote of the entire board (1) after considering the advice of its outside legal counsel, that taking such action is necessary in order for the directors to comply with their fiduciary duties under applicable law and (2) that such proposal for an Acquisition Transaction, after consultation with Charter Financial’s financial advisor (or any other nationally recognized investment banking firm), is reasonably likely to lead to a superior proposal ; and

•

Charter Financial enters into a confidentiality agreement with such person on terms no less restrictive with respect to such person than the confidentiality agreement between Charter Financial and Boston Private.

In addition, under the merger agreement, Charter Financial agreed that its board of directors would not:

•

modify, qualify, or withdraw, or propose to modify, qualify, or withdraw, in a manner adverse to Boston Private, its recommendation to Charter Financial shareholders to vote to approve the merger agreement or make any statement, filing or release, in connection with the annual meeting or otherwise, inconsistent with its recommendation to Charter Financial shareholders to vote to approve the merger agreement (including taking a neutral position or no position with respect to an Acquisition Transaction or proposal);

•	approve or recommend, or propose to approve or recommend, any Acquisition Transaction or proposal; or

•	enter into any letter of intent, agreement in principle, acquisition agreement or other agreement:

•	related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the no solicitation provisions of the merger agreement); or

•	requiring Charter Financial to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.

However, prior to the approval of the merger agreement by the Charter Financial shareholders, the Charter Financial board may approve or recommend to the shareholders a superior proposal and modify, qualify, or withdraw its recommendation with respect to the merger agreement, if the Charter Financial board determines in good faith, by a vote of the majority of the entire board having considered the advice of outside legal counsel, that it is necessary to take these actions to comply with its fiduciary duties to the Charter Financial shareholders under applicable law and after consultation with Charter Financial’s financial advisor (or any other nationally recognized investment banking firm), that the other proposal is a superior proposal. In the event that the Charter Financial board makes this determination, Charter Financial must provide seven business days prior written notice to Boston Private that its board has decided that a bona fide unsolicited written Acquisition Transaction proposal that Charter Financial received (that did not result from a breach of the no solicitation provisions of the merger agreement) constitutes a superior proposal. During the seven business days after Boston Private’s receipt of the notice of a superior proposal, Charter Financial and its board must cooperate and negotiate in good faith with Boston Private to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Charter Financial to proceed with its board’s original recommendation with respect to the merger agreement without requiring Charter Financial’s board to approve or recommend to its shareholders a superior proposal and withdraw, qualify or modify its board’s recommendation with respect to the merger agreement. At the end of the seven business day period, and after taking into account any such adjusted, modified or amended terms as may have been proposed by Boston Private during that period, the Charter Financial board must, again, determine in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation, that:

•

it is necessary to approve or recommend to its shareholders a superior proposal and modify, qualify, or withdraw its recommendation with respect to the merger agreement to comply with its fiduciary duties to its shareholders under applicable law; and

•	the Acquisition Transaction proposal is a superior proposal.

Charter Financial Directors and Officers Insurance

Boston Private has agreed, for a period of six years after the effective time, to indemnify the current or former officers, directors, agents and employees of Charter Financial to the fullest extent permitted under applicable law. Boston Private shall maintain and extend, if necessary, Charter Financial’s existing directors’ and officers’ liability insurance covering persons who are currently covered under such policy for a period of six years after the effective time on terms no less favorable than those in effect as of the date of the merger agreement (provided that Boston Private may substitute therefor policies of at least substantially comparable coverage and containing terms and conditions no less favorable than those in effect as of the date of the merger agreement). Boston Private is not required to spend annually more than 150% of the annual cost currently incurred by Charter Financial for its insurance coverage.

Shareholders’ Meeting

Charter Financial has agreed to take all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within 30 days of the declaration of effectiveness of the registration statement of which this document is a part) to consider and vote upon the approval of the merger agreement. Charter Financial has also agreed to ensure that the annual shareholders meeting is called, noticed, convened, held and conducted in compliance with Washington law. In addition, under the merger agreement, Charter Financial’s board of directors is required to recommend that its shareholders vote in favor of the adoption and approval of the merger agreement and use its reasonable best efforts to obtain approval of the merger agreement by the Charter Financial shareholders, except as otherwise permitted in connection with the acceptance of a superior proposal.

Other Covenants

The merger agreement contains covenants relating to the preparation and filing of a registration statement (of which this document is a part) by Boston Private and the cooperation of Charter Financial in such preparation. The merger agreement also contains additional agreements relating to:

•	the preparation, distribution and attainment of all necessary consents, approvals and requisite regulatory filings;

•	each party’s access to information concerning the other party and the confidentiality of the information;

•	the timely preparation and delivery of certain financial and other statements of each party to the other party and the communication of current information about the other party;

•	each party shall promptly notify the other party of any change or event that has or may have material adverse effect on such party; and

•	the reservation of such number of shares of Boston Private common stock to be issued to the shareholders of Charter Financial in the merger.

Compensation and Employee Benefits

Under the terms of the merger agreement, employees of Charter Financial and any of its subsidiaries who remain employed after the effective time shall continue to participate in Charter Financial’s 401(k) plan, however, such employees shall be enrolled in Boston Private’s 401(k) plan no later than January 1, 2009.

Conditions to the Merger

The obligations of each party to effect the merger are subject to the fulfillment, unless otherwise waived, of the following conditions:

•	the adoption and approval by the requisite vote of Charter Financial’s shareholders of the merger agreement and the transactions contemplated by the merger agreement;

•

the receipt of all regulatory approvals required to consummate the transactions by the merger agreement and none of them shall have resulted in the imposition of any materially burdensome regulatory condition;

•

the receipt of all consents or approvals of all persons required for consummation of the merger unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate a material adverse effect on Boston Private or Charter Financial;

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement shall be in effect.

•

no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits, materially restricts or makes illegal consummation of the merger;

•

the effectiveness of the registration statement under the Securities Act; the absence of any stop order suspending the effectiveness of the registration statement; and the absence of any threatened or actual proceedings for such purpose by the SEC or any governmental authority;

•	the receipt of all permits and other authorizations under state securities laws and other authorizations necessary to consummate the merger; and

•	approval of Boston Private’s common stock to be issued in the merger for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the effective time of the merger.

The obligations of Boston Private to effect the merger are subject to the fulfillment, unless otherwise waived, of the following conditions:

•

no change has occurred in the business, financial condition or results of operations of Charter Financial or any of its subsidiaries which has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on Charter Financial;

•

each of the representations and warranties of Charter Financial contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the date of the merger, unless the failure or failures of those representations and warranties to be true and correct will not have or would not reasonably be expected to have a material adverse effect on Charter Financial, and Boston Private shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Charter Financial to such effect;

•

Charter Financial’s performance in all material respects of the obligations required to be performed by it under the merger agreement at or prior to the closing date, and the receipt by Boston Private of a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Charter Financial to such effect;

•	dissenting shares shall comprise no more than ten percent (10%) of the outstanding Charter Financial common stock;

•	the continued employment of Charter Financial CEO Keith B. Jackson, with no indication that he is not willing or intending to be employed by Boston Private or a subsidiary following the merger; and

•	the receipt of an opinion from tax counsel to Boston Private in connection with the tax treatment of the merger.

The obligations of Charter Financial to effect the merger are subject to the fulfillment, unless otherwise waived, of the following conditions:

•

each of the representations and warranties of Boston Private contained in the merger agreement being true and correct in all material respects as of the date of the merger agreement and as of the date of the merger, unless the failure or failures of those representations and warranties to be true and correct will not have or would not reasonably be expected to have a material adverse effect on Boston Private, and Charter Financial shall have received a certificated signed by the President and Chief Financial Officer of Boston Private to such effect;

•

Boston Private’s performance in all material respects of the obligations required to be performed by it under the merger agreement at or prior to the closing date, and Charter Financial’s receipt a certificate signed by the President and the Chief Financial Officer to such effect; and

•	the receipt of an opinion from tax counsel to Charter Financial in connection with the tax treatment of the merger.

Termination

The merger agreement may be terminated in accordance with its terms at any time prior to the effective time by:

•	mutual consent of Charter Financial and Boston Private in a written instrument, by action of their respective boards;

•

either the board of directors of Charter Financial or the board of directors of Boston Private if any governmental or regulatory approval necessary to consummate the merger has been denied or a governmental authority has permanently enjoined or otherwise prohibited the transactions contemplated in the merger agreement;

•	either the board of directors of Charter Financial or the board of directors of Boston Private if the consummation of the merger has not occurred on or before September 30, 2007;

•

either the board of directors of Charter Financial or the board of directors of Boston Private if the other party has materially breached any representation, warranty, covenant or other agreement contained in the merger agreement and has not cured such breach after a 30 days cure period;

•	either Boston Private or Charter Financial if Charter Financial’s shareholders’ approval of the merger agreement has not been obtained (by reason of failure to obtain the required vote); or

•

Boston Private if (i) Charter Financial’s board of directors failed to publicly recommend to shareholders that they vote in favor of the merger, (ii) Charter Financial’s board of directors has modified, qualified, withheld or withdrew such recommendation in a manner adverse to Boston Private or made a statement, filing or release inconsistent with the recommendation, (iii) Charter Financial or any of its agents solicited other offers in breach of the merger agreement; (iv) Charter Financial breached its obligations to call, give notice and commence the shareholder meeting; or (v) Charter Financial board of directors approves or recommends a superior proposal.

•	by Charter Financial in order to enter into a definitive agreement with respect to a superior proposal.

Termination Fee and Expenses

Under the terms of the merger agreement, Charter Financial must pay Boston Private a termination fee of $2.8 million if the merger agreement is terminated by:

•

Boston Private if (i) Charter Financial’s board of directors failed to publicly recommend to shareholders that they vote in favor of the merger, (ii) Charter Financial’s board of directors has withdrawn, modified or amended such recommendation in a manner adverse to Boston Private, (iii) Charter Financial or any of its agents solicited other offers in breach of the merger agreement; (iv) Charter Financial breached its obligations to call, give notice and commence its shareholder meeting; or (v) Charter Financial board of directors approves or recommends a superior proposal.

•	Charter Financial in order to enter into a definitive agreement with respect to a superior proposal.

•

either party if the Charter Financial shareholders fail to approve the merger in circumstances where Charter Financial’s board failed to recommend that its shareholders vote in favor of the merger agreement or withdrew, amended or modified in a manner adverse to Boston Private, such recommendation or failed to recommend rejection of a tender offer or exchange offer relating to Charter Financial common stock;

•

either party because the Charter Financial shareholders failed to approve the merger in circumstances where within twelve (12) months of such termination, Charter Financial has entered into a definitive agreement to engage in or has consummated a Acquisition Transaction with any person other than Boston Private or its affiliates, and after the date of the merger agreement and prior to the time of such termination or event giving rise to such termination, either (x) it has been publicly announced that a person other than Boston Private or its affiliate (A) has made, or has disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (B) has filed an application (or given a notice), whether in draft or final form, with appropriate Governmental Authorities, for approval to engage in an Acquisition Transaction (either of the events in (A) or (B) being referred to as a “Pre-Termination Acquisition Transaction Offer”) or (y) a Pre-Termination Acquisition Offer has been made known to Charter Financial.

If Charter Financial terminates the merger agreement in order to enter into a definitive agreement for a superior proposal, it must pay the termination fee to Boston Private at such time. In all other circumstances described above, Charter Financial will be required to pay the termination fee upon termination or upon consummation of an Acquisition Transaction with a person other than Boston Private no later than two business days after demand by Boston Private.

Expenses

Except as described in “—Termination Fee and Expenses” above, each party will pay all of its own expenses in connection with the merger, including any broker’s commissions or finder’s fees and all attorneys’ and accountants’ fees.

Amendments

Boston Private and Charter Financial may amend the merger agreement by action taken by the boards of directors of the parties to the agreement. After the approval of the merger agreement by the shareholders of Charter Financial, no amendment may be made that requires approval of Charter Financial shareholders under applicable law without having received that approval. All amendments must be in a writing signed by each party.

OTHER MATERIAL AGREEMENTS RELATING TO THE MERGER

Voting Agreement

In connection with the execution of the merger agreement, each member of Charter Financial’s board of directors and certain senior officers of Charter Financial and its subsidiaries entered into a voting agreement with Boston Private on March 3, 2007. In this voting agreement, each of these individuals agreed to vote certain of the shares of Charter Financial’s common stock owned by that individual (i) in favor of adoption and approval of the merger agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation, or warranty or any other obligation or agreement of Charter Financial contained in the merger agreement or the voting agreement; and (iii) against any Acquisition Transaction, or any agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger or any of the transactions contemplated by the merger agreement. In the voting agreement, each of these individuals also agreed not to dispose of any of their shares of Charter Financial’s common stock owned as of the date of the merger agreement until the Charter Financial shareholders vote on the merger agreement or the termination of the merger agreement. The shares of Charter Financial common stock covered by these voting agreements represent approximately 25.3% of the outstanding Charter Financial common stock. The directors who signed the voting agreement own approximately 21.0% of our total outstanding common stock (not including stock options) as of March 3, 2007.

The above description of certain terms of the voting agreement does not purport to be complete. You are urged to read the voting agreement in its entirety. The voting agreement is attached to this document as Annex B.

REGULATORY APPROVALS AND OTHER INFORMATION

Before Boston Private and Charter Financial may complete the merger, they must obtain a number of regulatory approvals from, or give notices to, federal and state bank regulators, as summarized in the following paragraphs.

Federal Reserve Board and FDIC

On March 26, 2007 Boston Private submitted a notification to the Federal Reserve Board pursuant to Section 3 of the BHC Act and Section 225.14 of Regulation Y of the Federal Reserve Board (“Regulation Y”) requesting approval to merge with Charter Financial and thereby acquire control of Charter Bank. In addition, on that same date Boston Private submitted a notification pursuant to Sections 4(c)(8) and 4(j) of the BHC Act and Section 225.23 of Regulation Y seeking Federal Reserve Board approval to acquire Banc Support, Inc., one of Charter Financial’s non-bank subsidiaries.

The Federal Reserve Board’s determination whether to issue a letter of non-objection with respect to the merger is subject to certain requirements. The Federal Reserve Board generally will not issue a letter of non-objection with respect to any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States or that would cause Boston Private’s subsidiary banks to control deposits that exceed certain deposit concentration limits.

The Federal Reserve Board also may not issue a letter of non-objection with respect to a transaction that could substantially lessen competition in any section of the country, or that would be in restraint of trade. However, the Federal Reserve Board may issue a letter of non-objection with respect to any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweigh the anticompetitive effects of the proposed transaction. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the communities to be served. The consideration of convenience and needs includes the parties’ performance under the Community Reinvestment Act. Consideration of financial resources generally focuses on capital adequacy.

The Bank Holding Company Act, as amended by the USA PATRIOT Act, also requires that the Federal Reserve Board consider the effectiveness of Boston Private, Charter Financial and their subsidiaries in combating money laundering activities in connection with its determination whether to issue a letter of non-objection with respect to the merger.

Boston Private and Charter Financial may not complete the merger before the 30th calendar day following the Federal Reserve Board’s approval of the merger or, if the Federal Reserve Board has not received any adverse comments from the Attorney General of the United States concerning the competitive effect of the merger, such shorter period of time as the Federal Reserve Board may permit that does not end sooner than the 15th calendar day following the Federal Reserve Board’s issuance of a letter of non-objection with respect to the merger. During this waiting period, the Attorney General may, but is not expected to, commence an action to stay the effectiveness of the Federal Reserve Board’s approval and prevent the merger. The Federal Reserve Board or the Attorney General may also challenge the merger on competitive grounds.

Boston Private is not required to seek the approval of the Federal Deposit Insurance Corporation (“FDIC”) for the merger. Boston Private nonetheless has notified the FDIC of the merger.

State Regulatory Filings.

As discussed above, Boston Private is a bank holding company for purposes of the laws of The Commonwealth of Massachusetts. Accordingly, on March 15, 2007 Boston Private requested the permission of the BBI pursuant to Massachusetts General Laws, Chapter 167A, Sections 2 and 4, to acquire Charter Financial. In determining whether to approve the merger, the BBI must consider whether the merger will unreasonably affect competition and whether public convenience and advantage will be promoted. The BBI must also consider whether the merger will result in “net new benefits” in Massachusetts, which include consideration of factors such as initial capital investments, job creation plans, consumer and business services, commitments to maintain and open branch offices within a bank’s delineated local community and such other matters as may be deemed to benefit the community. Before the BBI may approve the merger, the BBI must receive confirmation from the Massachusetts Housing Partnership Fund that Boston Private has made satisfactory arrangements with the Massachusetts Housing Partnership Fund with respect to any assets to be acquired that are located in Massachusetts. Boston Private has notified the Massachusetts Housing Partnership Fund of the Proposed Transaction.

Likewise, on March 28, 2007 Boston Private submitted an application to the Washington DOB pursuant to the Washington Code, Title 30.04.230 – 30.04.232, seeking the Washington DOB’s prior written approval of the merger.

The merger agreement provides that the obligation of each of Boston Private and Charter Financial to complete the merger is conditioned upon the receipt of all requisite regulatory approvals, including the approvals of the Federal Reserve Board, the Washington DOB and the BBI and the expiration of all waiting periods. There can be no assurance that the Federal Reserve Board, the Washington DOB or the BBI will approve or take any required action with respect to the merger, and, if such approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to mutually agree to abandon the merger or that no action will be brought challenging such approvals or action, including a challenge by the Attorney General of the United States or, if such a challenge is made, the result thereof.

Boston Private and Charter Financial are not aware of any governmental approvals or actions that may be required for completion of the merger other than as described above. Should any other approval or action be required, Boston Private and Charter Financial currently contemplate that such approval or action would be sought.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material anticipated United States federal income tax consequences of the merger to Charter Financial shareholders. This summary is based on the Code, Treasury regulations, administrative rulings and judicial decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. This discussion applies only to Charter Financial shareholders that hold their Charter Financial shares as a capital asset within the meaning of Section 1221 of the Code. This summary does not consider the particular facts and circumstances of the tax situation of each shareholder of Charter Financial. In addition, this summary does not discuss all of the consequences that may be relevant to Charter Financial shareholders subject to special treatment under United States federal income tax law, including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, shareholders who acquired their Charter Financial common stock pursuant to the exercise of employee stock options or otherwise as compensation and shareholders who hold Charter Financial common stock as part of a hedge, straddle or conversion transaction. This summary is not a complete analysis of all potential tax effects of the transactions contemplated by the merger agreement. No information is provided in this summary with respect to the tax consequences, if any, of the merger under state, local or foreign tax laws.

Accordingly, each Charter Financial shareholder is urged to consult his or her own tax advisor as to the federal income tax consequences of the merger, and also as to any state, local, foreign or other tax consequences, based on his or her own particular facts and circumstances.

The completion of the merger is conditional upon the delivery by each of Goodwin Procter LLP, counsel to Boston Private, and Silver, Freedman & Taff, LLP, special counsel to Charter Financial, of their respective opinions to the effect that, on the basis of the facts, assumptions and representations set forth in such opinion and certificates to be obtained from officers of Boston Private and Charter Financial, the merger will be treated as a reorganization within the meaning of section 368(a) of the Code.

Neither of these opinions are binding on the Internal Revenue Service (the “IRS”) or the courts, and neither Charter Financial nor Boston Private intends to request a ruling from the IRS regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The United States federal income tax consequences of the merger to a shareholder generally will depend on whether the shareholder exchanges his or her Charter Financial common stock for cash, Boston Private common stock or a combination of cash and Boston Private common stock.

Exchange Solely for Cash

In general, if, pursuant to the merger, a shareholder exchanges all of the shares of Charter Financial common stock actually owned by the shareholder solely for cash, that shareholder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Charter Financial common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder’s holding period with respect to the Charter Financial common stock surrendered is more than one year at the effective time of the merger. Under certain circumstances, a shareholder may be treated as constructively owning stock that is actually owned by another person. Thus, an individual shareholder may be attributed ownership of stock owned by certain relatives and by legal entities in which such shareholder owns an interest. Likewise, a shareholder that is a partnership, corporation, estate, or trust may be attributed ownership of stock owned by its partners, shareholders, or beneficiaries, respectively. If a shareholder constructively owns shares of Charter Financial common stock that are exchanged for shares of Boston Private common stock in the merger or owns shares of Boston Private common stock actually or constructively after the merger, the consequences to that shareholder may be similar to the consequences described below under the heading “Exchange for Boston Private Common Stock and Cash,” except that the amount of consideration, if any, deemed to be a dividend may not be limited to the amount of that shareholder’s gain.

Exchange Solely for Boston Private Common Stock

If, pursuant to the merger, a shareholder exchanges all of the shares of Charter Financial common stock actually owned by the shareholder solely for shares of Boston Private common stock, that shareholder will not recognize any gain or loss except in respect of cash received instead of a fractional share of Boston Private common stock (as discussed below). The aggregate adjusted tax basis of the shares of Boston Private common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Charter Financial common stock surrendered for the Boston Private common stock, and a shareholder’s holding period of the Boston Private common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Charter Financial common stock were held.

Exchange for Boston Private Common Stock and Cash

If, pursuant to the merger, a shareholder exchanges all of the shares of Charter Financial common stock actually owned by the shareholder for a combination of Boston Private common stock and cash, the shareholder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Boston Private common stock received pursuant to the merger over that shareholder’s adjusted tax basis in his or her shares of Charter Financial common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Shareholders should consult their tax advisors regarding the manner in which cash and Boston Private common stock should be allocated among different blocks of Charter Financial common stock. Any recognized gain will generally be long-term capital gain if the shareholder’s holding period with respect to the Charter Financial common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Boston Private common stock received (including fractional shares deemed received and redeemed as described below) by a shareholder that exchanges his or her shares of Charter Financial common stock for a combination of Boston Private common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Charter Financial common stock surrendered for Boston Private common stock and cash, reduced by the amount of cash received by the shareholder pursuant to the merger (excluding any cash received instead of a fractional share of Boston Private common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the shareholder on the exchange. A shareholder’s holding period of the Boston Private common stock (including fractional shares deemed received and redeemed as described below) will include such shareholder’s holding period of the shares of Charter Financial common stock surrendered.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the shareholder’s deemed percentage stock ownership of Boston Private. For purposes of this determination, the shareholder is treated as if the shareholder first exchanged all of his or her shares of Charter Financial common stock solely for Boston Private common stock and then Boston Private immediately redeemed, which the parties refer to in this document as the “deemed redemption,” a portion of the Boston Private common stock in exchange for the cash the shareholder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the shareholder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend upon the shareholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Boston Private. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Boston Private that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Boston Private that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a shareholder’s option to purchase such stock in addition to the stock actually owned by the shareholder.

The IRS has ruled that a shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a shareholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each shareholder. Consequently, each shareholder that may be subject to these rules should consult his or her tax advisor as to the application of these rules to the particular facts relevant to such shareholder.

Cash Received Instead of a Fractional Share

A shareholder who receives cash instead of a fractional share of Boston Private common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of Charter Financial common stock exchanged in the merger which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Charter Financial common stock is more than one year at the effective time of the merger.

Reporting Requirements

A shareholder of Charter Financial common stock receiving Boston Private common stock as a result of the merger is required to retain records related to such shareholder’s Charter Financial common stock and file with his or her United States federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger.

Backup Withholding and Information Reporting

Payments of cash to a shareholder of Charter Financial common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the shareholder, unless the shareholder provides proof of an applicable exemption satisfactory to Boston Private and the exchange agent or furnishes his or her taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a shareholder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the shareholder’s United States federal income tax liability, provided the required information is furnished to the IRS.

INFORMATION CONCERNING BOSTON PRIVATE

BUSINESS OF BOSTON PRIVATE

I. General

Boston Private, organized on July 1, 1988, is incorporated under the laws of The Commonwealth of Massachusetts and is registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). On July 1, 1988, the Company became the parent holding company of Boston Private Bank, a trust company chartered by The Commonwealth of Massachusetts and insured by the FDIC. In addition to Boston Private Bank, the Company’s wholly-owned and majority-owned subsidiaries are Borel and FPB, both California state banking corporations insured by the FDIC; Gibraltar, a federal savings association insured by the FDIC; Westfield, Sand Hill, DGHM, and BPVI, each a registered investment adviser; and KLS and RINET, both registered investment advisers and financial planning firms. The Company also owns 100% of Anchor. Anchor is the parent company and 80% owner in the profits interests of two separate operating companies, Anchor Capital Advisors LLC (“Anchor Capital”) and Anchor/Russell Capital Advisors LLC (“Anchor/Russell”), both of which are registered investment advisers. In addition, the Company holds a 49.7% minority interest in BOS a financial planning firm and registered investment adviser, and approximately 28.4% minority interest in Coldstream Holdings. Coldstream Holdings is the parent of Coldstream Capital Management, Inc. (“Coldstream Capital”), a registered investment adviser and Coldstream Securities, Inc., a registered broker dealer. The Company conducts substantially all of its business through its wholly-owned and majority-owned subsidiaries, Boston Private Bank, Borel, FPB, and Gibraltar (together the “Banks”), Westfield, Sand Hill, BPVI, DGHM, KLS, RINET, and Anchor together the “Registered Investment Advisers”.

On June 1, 2006, the Company acquired Anchor, a newly created holding company that owns 80% of the profits interests in Anchor Capital, a value-oriented investment adviser and 80% of the profits interests in Anchor/Russell, which structures disciplined and sophisticated investment management programs. The Company owns 100% of Anchor and the financial results of Anchor Capital and Anchor/Russell are consolidated for financial reporting purposes since the date of acquisition. At the closing of the transaction, the Company paid approximately $55.4 million plus acquisition costs of approximately $1.3 million, in a combination of cash and common stock, which represents approximately 68% of the total estimated consideration at closing. The remaining consideration will be paid over the next five years contingent upon Anchor’s financial performance. All earn-out payments will be paid with Boston Private common stock. The consideration paid at closing consisted of approximately 981 thousand shares of newly issued Boston Private common stock (of which 278,465 have been registered for resale on Form S-3, effective June 1, 2006) and approximately $25.4 million in cash. As of December 31, 2006, goodwill of approximately $38.5 million, which is not expected to be deductible for tax purposes, was recorded as part of the purchase price allocation.

The acquisition of Anchor gives the Company access to the rapidly growing Separately Managed Accounts (“SMA”) market, expands the Company’s investment value disciplines and enhances asset allocation services within the Company.

II. Regional Clusters and National Platform

The Company has pursued a “cluster” approach to the wealth management market by delivering private banking, investment management and wealth advisory services through a platform of complementary affiliate companies on a regional basis. The Company also has a corresponding national platform enabling it to deliver institutional and investment management services through Westfield, DGHM and Anchor.

The New England Region

Boston Private Bank & Trust Company

Boston Private Bank is a Massachusetts-chartered trust company with $2.5 billion in balance sheet assets and $2.4 billion of assets under management as of December 31, 2006. Boston Private Bank pursues a private banking business strategy and is principally engaged in providing banking, investment and fiduciary products to high net worth individuals, their families and businesses in the greater Boston area and New England. Boston Private Bank offers its clients a broad range of deposit and loan products. In addition, Boston Private Bank provides investment management and trust services to high net worth individuals and institutional clients. Boston Private Bank is headquartered in Boston and has wealth management offices in Post Office Square, Back Bay, Seaport, Cambridge, Newton, Wellesley, Lexington, and Hingham, Massachusetts. Boston Private Bank also has a loan production office in Jamaica Plain, Massachusetts.

Westfield Capital Management Company, LLC

Westfield is an investment management company based in Boston, Massachusetts serving clients domestically and abroad, with $10.1 billion of assets under management as of December 31, 2006. Westfield specializes in separately managed growth equity portfolios with products across the capitalization spectrum. Additionally, Westfield acts as the manager to the general partner and the investment manager to several limited partnerships that employ a long/short domestic growth equity strategy, with styles focusing on the life sciences sectors and micro capitalization area. The firm’s experienced investment team conducts in-depth, fundamental research and analysis to attempt to uncover solid, rapidly growing companies that can be purchased at a reasonable price.

RINET Company, LLC

RINET is an investment adviser with $1.3 billion of assets under advisory as of December 31, 2006. RINET provides fee-only financial planning, tax planning and investment management services to high net worth individuals and their families in the greater Boston area, New England, and other areas of the United States. The firm offers tax planning and preparation, asset allocation, estate planning, charitable planning and planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing. The firm is staffed with Certified Public Accountants and Certified Financial Planners who are trained in all of the foregoing planning and advisory disciplines. Through its Kanon Bloch Carré division, RINET provides an independent, nationally recognized mutual fund rating service.

Boston Private Value Investors, Inc.

BPVI is an investment management firm with $961 million of assets under management as of December 31, 2006, primarily from high net worth individuals and select institutions in New England. BPVI is a large-cap style investor. Each value equity product it offers can be combined with high-quality fixed income products to create specialized balanced accounts to meet each client’s goal in the context of risk tolerance, tax sensitivity and time frame. The firm has offices in Boston, Massachusetts and Concord, New Hampshire.

Anchor Capital Holdings, LLC

Anchor is the parent holding company of Anchor Capital and Anchor/Russell. Anchor had $6.4 billion of assets under management as of December 31, 2006. Anchor Capital is a value-oriented investment adviser specializing in active investment management for families, trusts, and institutions, including foundations and endowments. Anchor Capital serves clients through its Discretionary Management Accounts division and its Separately Managed Accounts division, and offers four core disciplines which include balanced, all-cap, mid-cap, and small-cap styles. Anchor Capital’s sister company, Anchor/Russell, structures diversified investment management programs for clients utilizing a host of sophisticated management solutions including institutional multi-manager, multi-style, multi-asset mutual funds and SMA programs sponsored by the Frank Russell Company.

The New York Metro Region

Dalton, Greiner, Hartman, Maher & Co., LLC

DGHM is a value driven investment manager specializing in smaller capitalization equities with $2.3 billion of assets under management as of December 31, 2006. The firm manages investments for institutional clients and high net worth individuals in mid, small, and micro-cap portfolios. Founded in 1982, the firm is headquartered in New York City.

KLS Professional Advisors Group, LLC

KLS is an investment adviser with $3.7 billion of assets under advisory as of December 31, 2006. KLS specializes in investment management, insurance, retirement planning, estate planning and income tax planning services. As a firm founded by experienced wealth management experts, KLS offers a comprehensive and objective approach to financial, tax, and estate planning. The firm offers advice and counsel on every aspect of its clients’ financial affairs in pursuit of strategies designed to preserve and build clients’ family wealth. KLS was founded in 1989 and is located in midtown Manhattan.

The Southeast Region

Gibraltar Private Bank & Trust Company

Gibraltar is a federal savings association with $1.5 billion in balance sheet assets and $907 million of assets under management as of December 31, 2006. Gibraltar provides private banking, wealth management, and commercial and residential lending as well as services provided through strategic alliances with prominent firms. Its primary focus is on small and medium-sized businesses and professionals located in the Miami-Dade, Monroe, Broward, Collier, and Palm Beach Counties. Gibraltar has its headquarters in Coral Gables and offices in South Miami, Downtown Miami, Key Largo, Naples, and Fort Lauderdale, Florida. In the fourth quarter of 2006, Gibraltar opened a private banking office in New York City.

The Northern California Region

Borel Private Bank & Trust Company

Borel is a California state banking corporation with $965 million in balance sheet assets and $731 million of trust assets under management as of December 31, 2006. Borel conducts a commercial banking business, which includes deposit and lending activities. Additionally, Borel offers trust services and provides a variety of other fiduciary services including investment management, advisory and administrative services to individuals. Headquartered in San Mateo, California, Borel has offices in Palo Alto, San Francisco, and Los Altos, California.

Sand Hill Advisors, Inc.

Sand Hill is an investment management company serving clients in northern California with $1.3 billion of assets under management as of December 31, 2006 primarily from high net worth individuals (including $230 million of assets managed through sub advisory relationships with Boston Private affiliates). The firm manages investments covering a wide range of asset classes for both taxable and tax exempt portfolios and has special expertise as transitional wealth counsel. Sand Hill seeks to both build and preserve the wealth of its clients through objective advice and a comprehensive approach to investing and delivers customized wealth management strategies to meet the diverse needs of its client base. Sand Hill is headquartered in Palo Alto, California.

Bingham, Osborn & Scarborough, LLC

BOS is an independent, fee-only comprehensive wealth management firm with $1.8 billion in assets under advisory as of December 31, 2006. Founded in 1985, the firm specializes in strategies for retirement planning, estate planning, charitable giving, portfolio diversification, insurance programs and tax management. Initially, Boston Private acquired a 20% interest in BOS and has increased its ownership to approximately 49.7% as of December 31, 2006. Over the next two years, Boston Private has the option to increase its investment interest an additional 10% per year, up to approximately 70%. BOS has offices in San Francisco and Menlo Park, California.

The Southern California Region

First Private Bank & Trust

FPB is a California state banking corporation with $553 million in balance sheet assets as of December 31, 2006. FPB provides a range of deposit and loan banking products and services to its customers. Its primary focus is on small and medium-sized businesses and professionals located in the Los Angeles and San Bernardino counties. FPB has its headquarters in Encino and offices in Burbank, Rancho Cucamonga, Granada Hills, Santa Monica and Westlake Village, California. During 2006, FPB opened a trust department which had $5 million in assets under management as of December 31, 2006.

The Pacific Northwest Region

Coldstream Capital Management, Inc.

Coldstream Holdings is the parent of Coldstream Capital, a multi-client family office providing comprehensive wealth management services to high net worth individuals and their families in the Pacific Northwest. Coldstream Capital had $1.1 billion of assets under management as of December 31, 2006. Boston Private Financial Holdings, Inc. has an approximately 28.4% investment in Coldstream Capital. Coldstream Capital has offices in Bellevue, Washington and Portland, Oregon.

For revenue, net income, assets, and other financial information for each of the Company’s business segments, see “Financial Statements and Supplementary Data—Note 5: Business Segments.”

III. Revenue Generation

The Company generates fee income from providing investment management and trust services to its clients at the Banks and from providing investment management and wealth advisory services for clients at the Registered Investment Advisers. Investment management and trust fees are generally based upon the value of assets under management, and, therefore, can be significantly affected by fluctuations in the values of securities caused by changes in the capital markets. Westfield and DGHM receive some performance-based fees. The amount of these fees is impacted directly by the investment performance of Westfield and DGHM.

The Banks earn fees and other income from lending and cash management services. The net income of the Banks depends primarily on their net interest income, which is the difference between interest income and interest expense or “cost of money,” and the quality of their assets. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. The Banks’ cost of money is a function of the average amount of interest-bearing deposits and borrowings outstanding during the period and the interest rates paid thereon. The quality of their assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses.

RINET and KLS earn income on a fee-only basis from providing financial planning services to clients. RINET also earns fees for providing asset allocation services to clients that are based on the value of such assets.

Investment Management and Trust Administration

The Company and its subsidiaries provide a broad range of investment management services to individuals, family groups, trusts, endowments and foundations, retirement plans and investment partnerships. These services include management of equity, fixed income, and balanced and strategic cash management portfolios. Portfolios are managed based on the investment objectives of each client, and each portfolio is positioned to benefit from long-term market trends. Acting as fiduciaries, the Banks provide trust services to both individuals and institutions. Westfield and DGHM, acting as managers of limited partnerships, also earn fees based on the performance of these limited partnerships. For the years ended December 31, 2006 and 2005, respectively, investment management and trust fees accounted for 80.4% and 78.7% of the Company’s total fees and other income, and 39.9% and 40.2% of the Company’s total revenues, which is defined as net interest income plus fees and other income. At December 31, 2006 the Company had approximately $32.7 billion in assets under management and advisory which includes the Company’s unconsolidated affiliates.

Lending Activities

General. The Banks specialize in lending to individuals, real estate investors, and middle market businesses, including corporations, partnerships, associations and nonprofit organizations. Loans made by the Banks to individuals include residential mortgage loans and mortgage loans on investment and vacation properties to individuals, unsecured and secured personal lines of credit, home equity loans, and overdraft protection. Loans made by the Banks to businesses include commercial construction and mortgage loans, revolving lines of credit, working capital loans, equipment financing and letters of credit. At Boston Private Bank, commercial lending relationships with aggregate loan commitments over $2.5 million, with the exception of cash collateralized loans, are reviewed by the Credit Committee. Residential mortgage loans over $3 million are reviewed by the Residential Mortgage Committee. Both committees consist of members of Boston Private Bank’s management and lending staff. Commercial loan relationships that exceed $7 million and residential mortgage loans that exceed $5 million are reviewed by the Directors Loan Committee, which consists of five outside Directors of Boston Private Bank. At Borel, all unsecured loans over $500 thousand and loans secured by real estate over $3 million are reviewed by Borel’s Officers Loan Committee and Directors Loan Committee. At FPB all loans over $1 million are reviewed by the Directors Loan Committee. This committee is comprised of eight Directors, including the President and CEO of FPB. At Gibraltar, all new loans with aggregate exposure above $2.5 million and all renewals/increases above $5 million are approved by the Credit Committee. Aggregate exposure excludes residential mortgage loans less than $1 million. Certain senior officers have joint lending authority on renewals and increases to existing loans up to $2.5 million. The Credit Committee consists of senior management of the bank.

At December 31, 2006, the Banks had loans outstanding of $4.3 billion which represented approximately 74.7% of the Company’s total assets. Boston Private Bank had loans outstanding of $1.8 billion, Borel had loans outstanding of $888.1 million, FPB had loans outstanding of $417.9 million, and Gibraltar had loans outstanding of $1.2 billion, which represented approximately 31.0%, 15.4%, 7.2%, and 21.1%, respectively, of the consolidated Company’s total assets. The interest rates charged on these loans vary with the degree of risk, maturity and amount of the loan, and are further subject to competitive pressures, market rates, the availability of funds and legal and regulatory requirements. At December 31, 2006, approximately 76.0% of the Banks’ outstanding loans had interest rates that were either floating or adjustable in nature. See “Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Sensitivity and Market Risk.”

At December 31, 2006, the statutory lending limit to any single borrower was approximately $32.5 million, $25.3 million, $23.5 million, and $16.1 million for Boston Private Bank, Borel, FPB, and Gibraltar, respectively, subject to certain exceptions provided under applicable law. At December 31, 2006, none of the Banks had any outstanding lending relationships in excess of the legal lending limit. The Banks have internal “house limits” which limits the amount of loans that the individual bank will make to any single borrower which is generally substantially lower than the statutory lending limit. All loans to Directors and executive officers were made in the ordinary course of business under normal credit terms, including interest rates and collateral requirements prevailing at the time of origination for comparable transactions with other persons, and do not represent more than normal credit risk.

The Banks also have policies regarding the extension of loans to Directors and executive officers of the Company and its subsidiaries, and the aggregate principal amount of loans to all Directors and executive officers of the Company and its subsidiaries is limited by-law to 100% of capital. At December 31, 2006, the aggregate principal amount of all loans by Banks to Directors and executive officers of the Company and its subsidiaries was $28.7 million, or 4.5% of capital.

Geographic concentration. Boston Private Bank primarily serves individuals and smaller businesses located in eastern Massachusetts and adjoining areas, with a particular concentration in the Greater Boston Metropolitan Area. Borel has a similar customer base located in northern California. FPB primarily serves small and medium-sized businesses and professionals in southern California. Gibraltar primarily serves small and medium-sized businesses and professionals in southern Florida and New York City, since they opened a new office in the fourth quarter of 2006. A downturn in any of these local economies or real estate markets could negatively impact the Company’s banking business. As of December 31, 2006, $793.9 million, or 31.8%, of the commercial and construction loans, $941.5 million, or 60.9%, of residential loans, and $49.2 million, or 18.6%, of the home equity and other consumer loans were held by Boston Private Bank and are concentrated in eastern Massachusetts. As of December 31, 2006, $736.6 million, or 29.5%, of the commercial and construction loans, $118.1 million, or 7.6%, of the residential mortgage loans, and $33.5 million, or 12.7%, of the home equity and other consumer loans were held by Borel and as such are concentrated in northern California. As of December 31, 2006, $403.9 million, or 16.2%, of the commercial and construction loans, were held by FPB and as such are concentrated in southern California. As of December 31, 2006, $561.9 million, or 22.5%, of the commercial and construction loans, $478.5 million, or 30.9%, of the residential mortgage loans and $176.6 million, or 66.8%, of the home equity and other consumer loans were held by Gibraltar and as such are concentrated in southern Florida.

Loan Portfolio Composition and Maturity. The following table sets forth the Banks’ loan balances for certain loan categories at the dates indicated and the percent of each category to total gross loans. The table does not include loans from the Holding Company to certain principals of DGHM and Anchor in the amount of $3.4 million or to an equity method investee of $258 thousand at December 31, 2006 or to certain principals of DGHM and an equity method investee in the amount of $397 thousand as of December 31, 2005. The “Holding Company” is defined as Boston Private on an unconsolidated basis.

	December 31,
	2006		2005		2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(In thousands)
Commercial	$1,863,971	43.3%	$1,560,485	43.1%	$1,175,649	52.3%	$784,539	48.6%	$588,173	45.2%
Construction	632,263	14.7%	478,958	13.2%	181,418	8.1%	96,087	6.0%	88,016	6.8%
Residential mortgage	1,546,965	35.9%	1,338,607	36.9%	796,991	35.4%	651,290	40.4%	544,166	41.8%
Home equity & other consumer	264,356	6.1%	245,793	6.8%	94,381	4.2%	80,648	5.0%	81,371	6.2%

	4,307,555	100.0%	3,623,843	100.0%	2,248,439	100.0%	1,612,564	100.0%	1,301,726	100.0%
Less: Allowance for loan losses	43,387		37,607		25,021		17,761		15,163

Net loans	$4,264,168		$3,586,236		$2,223,418		$1,594,803		$1,286,563

The following table discloses the scheduled contractual maturities of loans in the Banks’ portfolios at December 31, 2006. Loans having no stated maturity are reported as due in one year or less. The following table also sets forth the dollar amounts of loans that are scheduled to mature after one year which have fixed or adjustable interest rates.

	Commercial and Construction	Residential Mortgage	Home Equity/Other	Total
	(in thousands)
Amounts due:
One year or less	$805,190	$20,944	$35,034	$861,168
After one year through five years	591,818	67,516	140,213	799,547
Beyond five years	1,099,226	1,458,505	89,109	2,646,840

Total	$2,496,234	$1,546,965	$264,356	$4,307,555

Interest rate terms on amounts due after one year:
Fixed	$412,997	$233,680	$47,897	$694,574
Adjustable	1,278,047	1,292,341	181,425	2,751,813

Total	$1,691,044	$1,526,021	$229,322	$3,446,387

Scheduled contractual maturities typically do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual terms because of prepayments and, in the case of conventional mortgage loans, due on sale clauses, which generally give the Banks the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage. The average life of mortgage loans tends to increase when current market rates are substantially higher than rates on existing mortgage loans and decrease when current market rates are substantially lower than rates on existing mortgages (due to refinancing of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstances, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates. In addition, due to the fact that the Banks will, consistent with industry practice, “rollover” a significant portion of commercial real estate and commercial loans at or immediately prior to their maturity by renewing credit on substantially similar or revised terms, the principal repayments actually received by the Banks are anticipated to be significantly less than the amounts contractually due in any particular period. A portion of such loans also may not be repaid due to the borrowers’ inability to satisfy the contractual obligations of the loan. See Part II—“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality.”

Commercial and Construction Loans. Commercial and construction loans include working capital loans, equipment financings, standby letters of credit, term loans, revolving lines of credit, commercial real estate, and construction and land loans.

At December 31, 2006, the Banks had outstanding commercial and construction loans totaling $2.5 billion, which represented 57.9% of total loans and 43.3% of total assets of the Company. Of the Banks’ commercial and construction loan portfolio, $805.2 million, or 32.3%, is due within one year and $1.7 billion, or 67.7%, is due after one year. Loans are priced on a fixed rate or floating rate basis. Floating rate loans accounted for 70.6% of the Banks’ commercial and construction loan portfolio as of December 31, 2006. The average balance of the Banks’ outstanding commercial loans was approximately $2.2 billion for 2006, with an average loan size of approximately $766 thousand at December 31, 2006.

Residential Mortgage Loans. At December 31, 2006, the Banks had outstanding residential mortgage loans of $1.5 billion representing 35.9% of the Company’s total loan portfolio and 26.8% of total assets of the Company. While the Company has no minimum size for its mortgage loans, it concentrates its origination activities in the “Jumbo” segment of the market. This segment consists of loans secured by single-family properties in excess of the amount eligible for purchase by the Federal National Mortgage Association (“FNMA”), which was $417 thousand at December 31, 2006. The average loan size of the Company’s outstanding residential mortgage loans was approximately $515 thousand at December 31, 2006.

Home Equity & Other Consumer Loans. Home equity and other consumer loans consist of balances outstanding on home equity loans, consumer loans, credit cards and loans arising from overdraft protection extended to individual and business customers. At December 31, 2006, the Banks had $264.4 million of such loans. The amount of home equity loans and other consumer loans typically depends on customer demand.

Allowance for Loan Losses. The following table is an analysis of the Banks’ allowances for loan losses for the periods indicated:

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Average loans outstanding	$3,955,623	$2,699,130	$1,930,908	$1,447,600	$1,217,789

Allowance for loan losses, beginning of period	$37,607	$25,021	$17,761	$15,163	$12,799
Charged-off loans:
Commercial & construction	(837)	(122)	(51)	(29)	(198)
Home equity & other consumer loans	(61)	(128)	(14)	(85)	(30)

Total charged-off loans	(898)	(250)	(65)	(114)	(228)

Recoveries on loans previously charged-off:
Commercial & construction	128	68	58	75	257
Home equity & other consumer loans	371	136	3	6	5

Total recoveries	499	204	61	81	262

Net loans (charged-off) recovered	(399)	(46)	(4)	(33)	34
Provision for loan losses	6,179	5,438	4,285	2,631	2,330
Addition due to acquisitions	—	7,194	2,979	—	—

Allowance for loan losses, end of period	$43,387	$37,607	$25,021	$17,761	$15,163

Net loans (charged-off) recovered to average loans	(0.01)%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to ending gross loans	1.01%	1.04%	1.11%	1.10%	1.16%
Allowance for loan losses to non-performing loans	433.9%	476.0%	2,200.6%	1,354.8%	1,434.5%

The allowance for loan losses is formulated based on the judgment and experience of the management at each Bank, who utilize historical experience, product types, economic trends, and industry benchmarks. The allowance is segregated into three components; “specific,” “general” and “unallocated.” The specific component is established by allocating a portion of the allowance for loan losses to individual impaired loans on the basis of specific circumstances and assessments. The general component is determined by applying coverage percentages to groups of loans based on risk ratings and product types. The Banks routinely review loans to individually assess the inherent risk and assign risk ratings to each loan. Coverage percentages applied are determined based on industry practice and management’s judgment. The unallocated component supplements the first two components based on management’s judgment of the effect of current and forecasted economic conditions on the borrowers’ abilities to repay, an evaluation of the allowance for loan losses in relation to the size of the overall loan portfolio, and consideration of the relationship of the allowance for loan losses to non-performing loans, net charge-off trends, and other factors. The unallocated component is generally in the 5% to 15% range of the total allowance for loan losses. The unallocated percentage can fluctuate based on short-term trends in loan classifications.

The following table represents the allocation of the Banks’ allowance for loan losses and the percent of loans in each category to total loans as of the dates indicated:

	December 31,
	2006		2005		2004		2003		2002
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(In thousands)
Loan category:
Commercial and construction	$31,019	57.9%	$25,193	56.3%	$17,767	60.4%	$12,645	54.6%	$9,619	52.0%
Residential mortgage	7,400	35.9%	5,831	36.9%	3,166	35.4%	3,313	40.4%	2,062	41.8%
Home equity and other consumer	1,989	6.2%	1,822	6.8%	1,470	4.2%	511	5.0%	1,373	6.2%
Unallocated	2,979	—	4,761	—	2,618	—	1,292	—	2,109	—

Total allowance for loan losses	$43,387	100.0%	$37,607	100.0%	$25,021	100.0%	$17,761	100.0%	$15,163	100.0%

This allocation of the allowance for loan losses reflects management’s judgment of the relative risks of the various categories of the Banks’ loan portfolio. This allocation should not be considered an indication of the future amounts or types of possible loan charge-offs. See “Financial Statements and Supplementary Data—Note 7: Loans Receivable and Note 8: Allowance for Credit Losses to the Consolidated Financial Statements” for further information.

Investment Activities

The investment activity of the Banks is an integral part of the overall asset/liability management of the Company. The Banks’ investment policies establish a portfolio of securities which will provide liquidity necessary to facilitate funding of loans and to cover deposit fluctuations, and to hedge the Banks’ overall balance sheet against interest rate risk, while at the same time achieving a satisfactory return on the funds invested. The securities in which the Banks may invest are subject to regulation and are generally limited to securities that are considered “investment grade” securities. In addition, the Banks have an internal investment policy which restricts investments to the following categories: U.S. Treasury securities, obligations of U.S. Government agencies and corporations, mortgage-backed securities, including securities issued by the Federal National Mortgage Association (“FNMA”), the Government National Mortgage Association (“GNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”), securities of states and political subdivisions and corporate debt, all of which must be considered investment grade by a recognized rating service. The credit rating of each security or obligation in the portfolio is monitored and reviewed by each Bank’s portfolio manager and Asset/Liability Management Committee. The Company has determined that none of its available-for-sale or held-to-maturity investments are other-than-temporarily impaired at December 31, 2006 and 2005. At December 31, 2006 there were no cost method investments, which are included in Other Assets, that are other-than-temporarily impaired. The Company recorded a write-down of approximately $306 thousand for cost method investments in 2005 due to an other-than-temporary impairment. See “Financial Statements and Supplementary Data—Note 6: Investment Securities to the Consolidated Financial Statements” for further information.

The following table summarizes the carrying value (market value) of available-for-sale investments at the dates indicated:

	December 31,
	2006	2005	2004
	(In thousands)
Available-for-sale:
U.S. Government	$17,982	$22,462	$32,812
U.S. Agencies	180,802	183,178	166,174
Municipal bonds	231,108	224,081	229,368
Corporate bonds	23,410	45,055	34,963
Mortgage-backed securities	27,805	33,082	45,502
Other	42,741	4,884	11,265

Total available-for-sale	$523,848	$512,742	$520,084

The following table summarizes the carrying value (amortized cost) of held-to-maturity investments at the dates indicated:

	December 31,
	2006	2005	2004
	(In thousands)
Held-to-maturity:
U.S. Government	$2,745	$4,472	$—
U.S. Agencies	1,970	29,412	19,019
Mortgage-backed securities	7,660	9,439	—
Other	1,584	1,077	—

Total held-to-maturity	$13,959	$44,400	$19,019

Sources of Funds

Deposits. Deposits are the principal source of the Banks’ funds for use in lending, investments, and liquidity. At December 31, 2006, the Banks had a total of 28,043 checking accounts consisting of demand deposit and NOW accounts with an average account balance of approximately $42 thousand, 6,285 savings accounts with an average account balance of approximately $26 thousand, and 10,985 money market accounts with an average account balance of approximately $174 thousand. Certificates of deposit represented approximately 21.1% and 17.3% of total deposits at December 31, 2006 and 2005, respectively. See “Financial Statements and Supplementary Data—Note 12: Deposits to the Consolidated Financial Statements” for further information.

The following table sets forth the average balances and interest rates paid on the Banks’ deposits:

	Year Ended December 31, 2006
	Average Balance	Average Rate
	(In thousands)
Noninterest-bearing deposits:
Checking accounts	$735,224	—

Interest-bearing deposits:
Savings and NOW accounts	453,587	1.49%
Money market accounts	1,768,655	2.77%
Certificates of deposit under $100,000	126,416	3.67%
Certificates of deposit of $100,000 or greater	641,320	4.19%

Total	$3,725,202	2.92%

Time certificates of deposit in denominations of $100,000 or greater had the following schedule of maturities:

	December 31,
	2006	2005
	(In thousands)
Less than 3 months remaining	$344,634	$257,682
3 to 6 months remaining	205,862	114,866
6 to 12 months remaining	104,285	68,041
More than 12 months remaining	61,861	68,480

Total	$716,642	$509,069

Borrowings. The Banks have established various borrowing arrangements to provide additional sources of liquidity and funding. Management believes that the Banks currently have adequate liquidity available to respond to current demands. Boston Private Bank is a member of the Federal Home Loan Bank (“FHLB”) of Boston, Borel and FPB are members of the FHLB of San Francisco, and Gibraltar is a member of the FHLB of Atlanta and as such each has access to both short and long-term borrowings. As of December 31, 2006, the Banks had $602.9 million of FHLB borrowings outstanding with a weighted average interest rate of 4.88%, compared to $362.0 million of FHLB borrowings, including federal funds, outstanding with a weighted average interest rate of 4.32% at December 31, 2005. In addition, the Banks had FHLB borrowings available of $831.7 million. See “Financial Statements and Supplementary Data—Note 13: Federal Home Loan Bank Borrowings to the Consolidated Financial Statements” for further information.

The Banks also obtain funds from the sales of securities to institutional investors and deposit customers under repurchase agreements. In a repurchase agreement transaction, the Banks will generally sell an investment security, agreeing to repurchase either the same or a substantially identical security on a specified later date (generally not more than 90 days for institutional investors and overnight for deposit customers) at a price slightly greater than the original sales price. The difference in the sale price and repurchase price is the cost of the use of the proceeds, or interest expense. The investment securities underlying these agreements may be delivered to securities dealers who arrange such transactions as collateral for the repurchase obligation. Repurchase agreements represent a cost competitive funding source for the Banks. However, the Company is subject to the risk that the borrower of the securities may default at maturity and not return the collateral. In order to minimize this potential risk, the Banks generally deal with large, established investment brokerage firms when entering into such transactions with institutional investors, and deal with established deposit customers on overnight transactions. Repurchase transactions are accounted for as financing arrangements rather than as sales of such securities, and the obligation to repurchase such securities is reflected as a liability in the Company’s Consolidated Financial Statements. At December 31, 2006, the total amount of outstanding repurchase agreements was $77.6 million with a weighted average interest rate of 2.0%, compared to $107.4 million with a weighted average interest rate of 1.0% at December 31, 2005. See “Financial Statements and Supplementary Data—Note 14: Short-term Borrowings to the Consolidated Financial Statements” for further information.

From time to time the Banks purchase federal funds from the FHLB and other banking institutions to supplement their liquidity positions. The Banks have federal fund lines of credit totaling $154 million with correspondent institutions to provide them with immediate access to overnight borrowings. At December 31, 2006, the Banks did not have any borrowings outstanding under these federal funds lines. Boston Private Bank has also negotiated brokered deposit agreements with several institutions that have nationwide distribution capabilities. At December 31, 2006, Boston Private Bank had $59.0 million of brokered deposits outstanding under these agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity.”

Other Sources of Funds. Other sources of funds include investment management fees, loan repayments, maturities of investment securities, and sales of securities from the available-for-sale portfolio.

Competition

The Company operates in the highly competitive wealth management marketplace. The Company believes that by creating regional clusters of companies, it is favorably positioned to access diversified markets to expand its potential client base and mitigate regional economic risks. In addition, the Company believes its regional presence enables it to provide better access to decision makers and more customized personal service for its wealth management clients.

In the Company’s private banking business, the ability of the Banks to attract loans and deposits may be limited by their small size relative to their competitors. The Banks maintain a smaller staff and have fewer financial and other resources than larger institutions with which they compete in their market areas. In particular, in attempting to attract deposits and originate loans, the Banks encounter competition from other institutions, including larger national, and suburban-based commercial banking organizations, savings banks, credit unions, and other financial institutions and nonbank financial service companies. The principal methods of competition include the level of loan interest rates charged to borrowers, interest rates paid on deposits, range of services provided and the quality of these services. To compete effectively, the Banks rely substantially on local promotional activity, personal contacts by officers, directors, and employees, personalized service and their reputation within the communities they serve.

In this competitive environment, the Banks may be unable to attract sufficient and high quality loans in order to continue their loan growth, which may adversely affect the Banks’ results of operations and financial condition, including the level of their non-performing assets. The Banks’ competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. The Banks’ current commercial borrowing customers may develop needs for credit facilities larger than the Banks can accommodate. Moreover, under the Gramm-Leach-Bliley Act of 1999 (the “GLBA”), securities firms, insurance companies and other financial services providers that elect to become financial holding companies may acquire banks and other financial institutions. The GLBA has significantly changed the competitive environment in which the Company and its subsidiaries conduct business. (See “Bank Regulation and Supervision” below.) The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds among parties.

The ability of Boston Private’s affiliates to attract investment management and trust business may be inhibited by the relatively short history and record of performance at each affiliate. The Company’s principal competitors with respect to investment management and trust services are primarily commercial banks and trust companies, mutual fund companies, investment advisory firms, stock brokerage firms, other financial companies and law firms. Many of Boston Private’s competitors have greater resources than its individual affiliates or the Company on a consolidated basis. Competition can impact revenue and current and future fee structures.

The Company believes that the ability to compete effectively with other firms is dependent upon the products, level of investment performance and client service, as well as the marketing and distribution of the investment products. Moreover, Boston Private’s ability to retain investment management clients may be impaired by the fact that investment management contracts are typically short-term in nature, allowing clients to withdraw funds from accounts under management, generally in their sole discretion. There can be no assurance that Boston Private will be able to achieve favorable investment performance and retain its existing clients.

In the wealth advisory industry, Boston Private competes with a wide variety of firms including national and regional financial services firms, accounting firms, trust companies, and law firms. Many of these companies have greater resources and broader product lines, and may already have relationships with Boston Private’s clients in related product areas. The Company believes that the ability of its affiliates, most specifically RINET and KLS, to compete effectively with other firms is dependent upon the quality and level of service, personal relationships, and investment performance. There can be no assurance that RINET or KLS will be able to retain their existing clients, expand existing relationships, or add new clients.

Employees

At December 31, 2006, the Company had 1,031 employees. The Company’s employees are not subject to a collective bargaining agreement, and the Company believes its employee relations are good.

IV. Bank Regulatory Considerations

Supervision and Regulation

In addition to the generally applicable state and federal laws governing businesses and employers, the Company is further subject to federal and state laws and regulations applicable to depository institutions and their parent companies. Virtually all aspects of the Company’s operations are subject to specific requirements or restrictions and general regulatory oversight. State and federal banking laws have as their principal objective the safety and soundness of depository institutions, the federal deposit insurance system, and the protection of depositors, rather than the protection of shareholders of a bank or its parent company. Many of the Company’s affiliates are also subject to regulation under federal and state securities laws as described below under “Government Regulation of Other Activities.”

Set forth below is a brief description of certain laws and regulations that relate to the supervision and regulation of Boston Private and the Banks. To the extent the following material describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statute or regulation.

Certain Restrictions on Activities and Operations of Boston Private

Boston Private is a bank holding company (a “BHC”) registered with the Federal Reserve Board under the BHCA. As such, Boston Private and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHCA and the regulations of the Federal Reserve Board. Boston Private is also a bank holding company for purposes of the laws of The Commonwealth of Massachusetts, and is subject to the jurisdiction of the Massachusetts Board of Bank Incorporation (the “BBI”) and the Massachusetts Commissioner of Banks (the “Commissioner”). Boston Private is also a bank holding company for purposes of the laws of the State of California, and is subject to the jurisdiction of the California Department of Financial Institutions (the “DFI”). As discussed below, Boston Private has not elected Financial Holding Company (“FHC”) status under the BHCA. For purposes of the BHCA, Gibraltar, a federal savings association, which Boston Private acquired in 2005, is a non-banking subsidiary.

The Federal Reserve Board has the authority to issue orders to BHCs to cease and desist from unsafe or unsound banking practices and violations of conditions imposed by, or violations of agreements with, the Federal Reserve Board. The Federal Reserve Board is also empowered, among other things, to assess civil money penalties against companies or individuals who violate the BHCA orders or, among other things, regulations thereunder, to order termination of non-banking activities of BHCs, and to order termination of ownership and control of a non-banking subsidiary by a BHC.

BHCA: Activities and Other Limitations. The BHCA prohibits a BHC from acquiring substantially all the assets of a bank or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, or merging or consolidating with any BHC without prior approval of the Federal Reserve Board. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal”) permits adequately or well capitalized and adequately or well managed BHCs, as determined by the FRB, to acquire banks in any state, subject to certain deposit concentration limits and other conditions. Riegle-Neal also generally authorizes the interstate merger of banks. In addition, among other things, Riegle-Neal permits banks and federal savings associations to establish new branches on an interstate basis provided that the law of the host state specifically authorizes such action.

Unless a BHC becomes a FHC under the GLBA (as discussed below), the BHCA prohibits a BHC from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or a BHC. In addition, it prohibits engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiary banks. However, it may engage in and may own shares of companies engaged in certain activities the Federal Reserve Board determines to be so closely related to banking or managing and controlling banks so as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to weigh the expected benefit to the public. This determination incorporates greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests or unsafe or unsound banking practices. As discussed more fully below, Massachusetts law imposes certain approval requirements with respect to acquisitions by a BHC of certain banking institutions and to the merger of BHCs.

The GLBA established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by expanding the BHCA framework to permit BHCs that elect to be treated as FHCs to engage in a range of financial activities broader than would be permissible for traditional BHCs, such as Boston Private, that have not elected to be treated as FHCs. “Financial activities” is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. In sum, the GLBA permits a BHC that qualifies and elects to be treated as a FHC to engage in a significantly broader range of financial activities than BHCs, such as Boston Private, that have not elected FHC status.

In order to elect to become a FHC and thus engage in a broader range of financial activities, a BHC must meet certain tests and file an election form with the Federal Reserve Board. To qualify, all of a BHC’s subsidiary banks must be well capitalized (as discussed below under “Regulation of Boston Private’s Banks-Capital Requirements”) and well managed, as measured by regulatory guidelines. In addition, to engage in the new activities, each of the BHC’s banks must have been rated “satisfactory” or better in its most recent federal Community Reinvestment Act (“CRA”) evaluation.

A BHC that elects to be treated as a FHC may face significant consequences if its banks fail to maintain the required capital and management ratings, including entering into an agreement with the Federal Reserve Board, which imposes limitations on its operations and may even require divestitures. Such possible ramifications may limit the ability of a bank subsidiary to expand significantly or to acquire less than well-capitalized and well-managed institutions. At this time, Boston Private has not elected to become a FHC.

Capital Requirements. The Federal Reserve Board has adopted capital adequacy guidelines which it uses in assessing the adequacy of capital in examining and supervising a BHC and in analyzing applications upon which it acts. The Federal Reserve Board’s capital adequacy guidelines generally require BHCs to maintain total capital equal to 8% of total risk-adjusted assets and off-balance sheet items, with at least 50% of that amount consisting of Tier I or core capital and the remaining amount consisting of Tier II or supplementary capital. Tier I capital for BHCs generally consists of the sum of common shareholders’ equity, perpetual preferred stock and trust preferred securities (both subject to certain limitations and in the case of the latter to specific limitations on the kind and amount of such securities which may be included as Tier I capital), and minority interest in the equity accounts of consolidated subsidiaries, less goodwill and other non-qualifying intangible assets. Tier II capital generally consists of hybrid capital instruments, perpetual debt and mandatory convertible debt securities; perpetual preferred stock and trust preferred securities, which is, or to the extent, not eligible to be included as Tier I capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics.

In addition to the risk-based capital requirements, the Federal Reserve Board requires BHCs to maintain a minimum leverage capital ratio of Tier I capital (defined by reference to the risk-based capital guidelines) to its average total consolidated assets (the “Leverage Ratio”) of 3.0%. Total consolidated average assets for this purpose does not include, for example, goodwill and any other intangible assets, unrealized gains or losses on investments and investments that the Federal Reserve Board determines should be deducted from Tier I capital. The 3% Leverage Ratio requirement is the minimum for the top-rated BHCs without any supervisory, financial or operational weaknesses or deficiencies or those which are not experiencing or anticipating significant growth. All other BHC’s are required to maintain a Leverage Ratio of 4%. BHC’s with supervisory financial, operational or managerial weaknesses, as well as BHC’s that are anticipating or experiencing significant growth, are expected to maintain capital ratios above the minimum levels. Finally, the Federal Reserve Board has also imposed certain capital requirements applicable to certain non-banking activities, including adjustments in connection with off-balance sheet items.

U.S. bank regulatory authorities and international bank supervisory organizations, principally the Basel Committee on Banking Supervision the (“Basel Committee”), continue to consider changes to the risk-based capital adequacy framework which ultimately could affect the appropriate capital guidelines to which Boston Private and the Banks are subject. In 2005, the federal banking agencies issued an advance notice of proposed rulemaking (“ANPR”) concerning potential changes in the risk-based capital rules (“Basel 1-A”) that are designed to apply to, and potentially reduce the risk capital requirements of BHCs, such as Boston Private, that are not among the 20 or so largest U.S. BHCs. In December 2006, the FDIC issued a revised Interagency Notice of Proposed Rulemaking concerning Basel 1-A (the “NPR”), which would allow banks and BHCs that are not among the 20 or so largest U.S. BHCs to either adopt Basel 1-A or remain subject to the existing risk-based capital rules. The NPR would also, among other changes, amend the ANPR to add new risk weights, expand the use of external credit ratings for certain exposures and expand the range of eligible collateral and guarantors used to mitigate credit risk. Pubic comments on the NPR will be accepted through March 26, 2007, and in all likelihood, will be subject to further revision. The effective date, if adopted, of the Basel 1-A rules also remains uncertain. Accordingly, Boston Private is not yet in a position to determine the effect of such rules on its risk capital requirements.

Limitations on Acquisitions of Common Stock. The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a BHC unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting securities of a BHC, such as Boston Private, with a class of securities registered under Section 12 of the Exchange Act, would, under the circumstances set forth in the presumption, constitute the acquisition of control of a BHC. Massachusetts law and California law also impose certain limitations on the ability of persons and entities to acquire control of banking institutions and their parent companies. The Home Owners’ Loan Act (“HOLA”) and the Office of Thrift Supervision (the “OTS”) regulations impose certain limitations on the ability of third parties to acquire control of federal savings associations, such as Gibraltar.

In addition, any company would be required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquirer that is a BHC) or more, or otherwise obtaining control or a controlling influence over a BHC.

Cash Dividends. The Federal Reserve Board has the authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve Board has indicated generally that it may be an unsafe or unsound practice for BHCs to pay dividends unless the BHC’s net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization’s capital needs, asset quality and overall financial condition. Federal Reserve Board policy further provides that a BHC should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that may undermine the BHC’s ability to serve as a source of strength to bank subsidiaries. The Federal Deposit Insurance Corporation (“FDIC”) may also regulate the amount of dividends payable by the subsidiary banks. The inability of the banks to pay dividends may have an adverse affect on the Company.

Support of Subsidiary Institutions and Liability of Commonly Controlled Depository Institutions. Under Federal Reserve Board policy, Boston Private is expected to act as a source of financial and managerial strength for, and commit its resources to, supporting the Banks during periods of financial stress or adversity. This support may be required at times when Boston Private may not be inclined to provide it. In addition, any capital loans by a BHC to any of its bank subsidiaries are subordinate to the payment of deposits and to certain other indebtedness. In the event of a BHC’s bankruptcy, any commitment by the BHC to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

A depository institution insured by the FDIC, such as Boston Private Bank, Borel, FPB, or Gibraltar can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution “in danger of default.” “Default” is defined generally as the appointment of a conservator or receiver, and “in danger of default” is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of supervisory assistance. The FDIC’s claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Banks are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of the Banks would likely result in assertion of the cross-guarantee provisions, the assessment of estimated losses against the other Banks, and a potential loss of Boston Private’s investments in the Banks.

Massachusetts Law. As a BHC for purposes of Massachusetts law, Boston Private has registered with the Commissioner and is obligated to make reports to the Commissioner. Further, as a Massachusetts BHC, Boston Private may not acquire all or substantially all of the assets of a banking institution, merge or consolidate with another BHC or acquire direct or indirect ownership or control of any voting stock in any other banking institution if it will own or control more than 5% thereof without the prior consent of the BBI. As a general matter, however, the Commissioner does not rule upon or regulate the activities in which BHCs or their non-bank subsidiaries engage.

California Law. Boston Private is also a BHC within the meaning of Section 3700 of the California Financial Code. As such, Boston Private and its subsidiaries are subject to examination by, and may be required to file reports with, the DFI.

Florida Law. Gibraltar’s primary banking regulator is the OTS, therefore, Gibraltar is neither subject to examination nor required to file reports with the Florida Office of Financial Regulations.

Regulation of the Banks

The Banks are subject to the extensive supervision and regulation of various federal and state authorities, which include the FDIC, the OTS, the DFI and the Commissioner. Each of the Banks is subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more federal or state bank regulatory agencies.

As a Massachusetts-chartered bank, Boston Private Bank is subject to regulation and examination by the Commissioner and the FDIC. Borel and FPB are California banking corporations that are subject to regulation by the DFI and the FDIC. Gibraltar is subject to regulation and examination by the OTS. Each of them is required to file reports with and obtain approvals from these various regulatory agencies prior to entering into certain transactions, including mergers with, or acquisitions of, other financial institutions. As FDIC-insured institutions, the Banks are also subject to certain requirements applicable to all insured depository institutions.

FDIC Insurance Premiums. The Banks pay deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC. In 2006, the FDIC enacted various rules to implement the provisions of the Federal Deposit Insurance Reform Act of 2005 (the “FDI Reform Act”). Pursuant to the FDI Reform Act, in 2006 the FDIC merged the Bank Insurance Fund with the Savings Association Insurance Fund to create a newly named

Deposit Insurance Fund (the “DIF”) that covers both banks and savings associations. The FDIC also revised, effective January 1, 2007, the risk-based premium system under which the FDIC classifies institutions based on the factors described below and generally assesses higher rates on those institutions that tend to pose greater risks to the DIF. For most banks and savings associations, including the Banks, FDIC rates will depend upon a combination of CAMELS component ratings and financial ratios. CAMELS ratings reflect the applicable bank regulatory agency’s evaluation of the financial institution’s capital, asset quality, management, earnings liquidity and sensitivity to risk. For large banks and savings associations that have long-term debt issuer ratings, assessment rates will depend upon such ratings, and CAMELS component ratings. For institutions, such as the Banks, which are in the lowest risk category, assessment rates will vary initially from 5 to 7 basis points per $100 of insured deposits. The Federal Deposit Insurance Act (“FDIA”) as amended by the FDI Reform Act requires the FDIC to set a ratio of deposit insurance reserves to estimated insured deposits, the designated reserve ratio (the “DRR”) for a particular year within a range of 1.15% to 1.50%. For 2007, the FDIC has set the initial DRR at 1.25%. During 2006, the Banks paid $464 thousand of FDIC insurance premiums. Under the FDI Reform Act and the FDIC’s revised premium assessment program, every FDIC-insured institution will pay some level of deposit insurance assessments regardless of the level of the DRR. We cannot predict whether, as a result of an adverse change in economic conditions or other reasons, the FDIC will be required in the future to increase deposit insurance assessments above 2007 levels.

Capital Requirements. The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks, which, like the Banks, are not members of the Federal Reserve System. These requirements are substantially similar to those adopted by the Federal Reserve Board regarding BHCs, as described above.

Moreover, the federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank generally shall be deemed to be:

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“well capitalized” if it has a total risk based capital ratio of 10.0% or greater, has a Tier I risk based capital ratio of 6.0% or more, has a leverage ratio of 5.0% or greater and is not subject to any written agreement, order or capital directive or prompt corrective action directive;

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“adequately capitalized” if it has a total risk based capital ratio of 8.0% or greater, a Tier I risk based capital ratio of 4.0% or more, and a leverage ratio of 4.0% or greater (3.0% under certain circumstances) and does not meet the definition of a “well capitalized bank;”

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“undercapitalized” if it has a total risk based capital ratio that is less than 8.0%, a Tier I risk based capital ratio that is less than 4.0% or a leverage ratio that is less than 4.0% (3.0% under certain circumstances);

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“significantly undercapitalized” if it has a total risk based capital ratio that is less than 6.0%, a Tier I risk based capital ratio that is less than 3.0% or a leverage ratio that is less than 3.0%; and

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate FDIC regional director within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. An institution, which is required to submit a capital restoration plan, must concurrently submit a performance guaranty by each company that controls the institution. A critically undercapitalized institution generally is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund.

Immediately upon becoming undercapitalized, an institution becomes subject to the provisions of Section 38 of the FDIA, including for example, (i) restricting payment of capital distributions and management fees,

(ii) requiring that the FDIC monitor the condition of the institution and its efforts to restore its capital, (iii) requiring submission of a capital restoration plan, (iv) restricting the growth of the institution’s assets and (v) requiring prior approval of certain expansion proposals.

At December 31, 2006, each of the Banks was deemed to be a well capitalized institution for the above purposes. Regulators may raise capital requirements applicable to banking organizations above current levels. Boston Private is unable to predict whether higher capital requirements will be imposed and, if so, at what levels and on what schedules. Therefore, Boston Private cannot predict what effect such higher requirements may have on itself. As discussed above, the Banks would be required to remain well-capitalized institutions at all times if Boston Private elected to be treated as a FHC.

Brokered Deposits. Section 29 of the FDIA and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution’s capital category is “well capitalized” or “adequately capitalized.” These restrictions have not had a material impact on the operations of the Banks because each of the Banks are well capitalized at December 31, 2006, and historically they have not relied heavily upon brokered deposits as a source of funding.

Activities and Investments of Insured State-Chartered Banks. Section 24 of the FDIA generally limits the activities as principal and equity investments of FDIC-insured, state-chartered banks, (including Boston Private Bank, Borel, and FPB, but not Gibraltar), to those that are permissible for national banks. In 1999, the FDIC revised its regulations implementing Section 24 of the FDIA to ease the ability of FDIC-insured state-chartered banks to engage in certain activities not permissible for national banks, and to expedite FDIC review of bank applications and notices to engage in such activities.

Further, the GLBA permits national banks and state banks, to the extent permitted under state law, to engage through “financial institutions” in certain new activities which are permissible for subsidiaries of a FHC. Further, it expressly preserves the ability of national banks and state banks to retain all existing subsidiaries. In order to form a financial subsidiary, a national bank or state bank must be well capitalized, and such banks would be subject to certain capital deduction, risk management and affiliate transaction rules, among other things. Also, the FDIC’s final rules governing the establishment of financial subsidiaries adopt the position that activities that a national bank could engage in only through a financial subsidiary, such as securities underwriting, may be conducted only in a financial subsidiary by a state nonmember bank. However, activities that a national bank could not engage in through a financial subsidiary, such as real estate development or investment, continue to be governed by the FDIC’s standard activities rules. Moreover, to mirror the Federal Reserve Board’s actions with respect to state member banks, the final rules provide that a state bank subsidiary that engages only in activities that the bank could engage in directly (regardless of the nature of the activities) will not be deemed to be a financial subsidiary.

Activities and Investments of Federal Savings Associations. Gibraltar, as a federal savings association, derives its lending and investment powers from the HOLA, and the regulations of the OTS promulgated thereunder. Under these laws and regulations, Gibraltar may invest in mortgage loans secured by residential and non-residential real estate, commercial and consumer loans, certain types of debt securities and certain other assets. Gibraltar may also establish service corporations that may engage in activities not otherwise permissible for Gibraltar, including certain real estate equity investments and securities and insurance brokerage activities. These investment powers are subject to various limitations, including (1) a prohibition against the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (2) a limit of 400% of an association’s capital on the aggregate amount of loans secured by non-residential real estate property, (3) a limit of 20% of an association’s assets on commercial loans, with the amount of commercial loans in excess of 10% of assets being limited to small business loans, (4) a limit of 35% of an association’s assets on the aggregate amount of consumer loans and acquisitions of certain debt securities, (5) a limit of 5% of assets on non-conforming loans (loans in excess of the specific limitations of HOLA), and (6) a limit of the greater of 5% of assets or an association’s capital on certain construction loans.

Qualified Thrift Lender (“QTL”) Test. The HOLA requires federal savings associations to meet a QTL test. Under the QTL test, a savings association is required to maintain at least 65% of its “portfolio assets” (total assets less (1) specified liquid assets up to 20% of total assets, (2) intangibles, including goodwill, and (3) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities, credit card loans, student loans, and small business loans) on a monthly basis during at least 9 out of every 12 months. As of December 31, 2006, Gibraltar maintained in excess of 70.8% of its portfolio assets in qualified thrift investments and qualified under the QTL test.

A federal savings association that fails the QTL test and does not convert to a bank charter generally will be prohibited from: (1) engaging in any new activity not permissible for a national bank, (2) paying dividends not permissible under national bank regulations, and (3) establishing any new branch office in a location not permissible for a national bank in the association’s home state. In addition, if the association does not re-qualify under the QTL test within three years after failing the test, the association would be prohibited from engaging in any activity not permissible for a national bank and would have to repay any outstanding advances from the applicable Federal Home Loan Bank as promptly as possible.

Transactions with Affiliates. Under Sections 23A and 23B of the Federal Reserve Act and Regulation W thereunder, there are various legal restrictions on the extent to which a BHC, such as Boston Private, and its non-bank subsidiaries may borrow, obtain credit from or otherwise engage in “covered transactions” with its FDIC insured depository institution subsidiaries. Such borrowings and other covered transactions by an insured depository institution subsidiary (and its subsidiaries) with its non-depository institution affiliates are limited to the following amounts:

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in the case of one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed ten percent (10%) of the capital stock and surplus of the insured depository institution; and

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in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed twenty percent (20%) of the capital stock and surplus of the insured depository institution.

“Covered transactions” are defined by statute for these purposes to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate unless exempted by the Federal Reserve Board, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, or the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateral security requirements. Further, a BHC and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

Community Reinvestment Act. The CRA requires the FDIC and the OTS to evaluate the Banks’ performance in helping to meet the credit needs of their entire communities, including low and moderate-income neighborhoods, consistent with their safe and sound banking operations, and to take this record into consideration when evaluating certain applications. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the type of products and services that it believes are best suited to its particular community, consistent with the purposes of the CRA. Massachusetts has also enacted a similar statute that requires the Commissioner to evaluate Boston Private Bank’s performance in helping to meet the credit needs of its entire community and to take that record into account in considering certain applications.

The FDIC’s and OTS’s CRA regulations are currently based upon objective criteria of the performance of institutions under three key assessment tests: (i) a lending test, to evaluate the institution’s record of making loans in its service areas; (ii) an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and (iii) a service test, to evaluate the institution’s delivery of services through its branches, ATMs, and other offices. Boston Private Bank’s current CRA rating is “outstanding”, Borel’s current CRA rating is “satisfactory”, FPB’s current CRA rating is “satisfactory”, and Gibraltar’s current CRA rating is “outstanding”. In 2005, the federal banking agencies adopted less burdensome CRA requirements for “intermediate—small banks,” which are banks with $250 million or more, but less than $1 billion in total assets, including, Borel and FPB, under which such banks are examined using only two tests, a Lending Test and a new Community Development Test, and are relieved of certain data collection and reporting requirements.

Customer Information Security. The FDIC, the OTS and other bank regulatory agencies have adopted final guidelines for establishing standards for safeguarding nonpublic personal information about customers. These guidelines implement provisions of the GLBA. Specifically, the Information Security Guidelines established by the GLBA require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information; and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The federal banking regulators have issued guidance for banks on response programs for unauthorized access to customer information. This guidance, among other things, requires notice to be sent to customers whose “sensitive information” has been compromised if unauthorized use of this information is “reasonably possible.” A majority of states have enacted legislation concerning breaches of data security and Congress is considering federal legislation that would require consumer notice of data security breaches.

Privacy. The GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to nonaffiliated third parties. In general, the statute requires financial institutions to explain to consumers their policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required or permitted by-law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures.

USA PATRIOT Act. The USA PATRIOT Act of 2001 (the “PATRIOT Act”), designed to deny terrorists and others the ability to obtain anonymous access to the United States financial system, has significant implications for depository institutions, broker-dealers, mutual funds, insurance companies and businesses of other types involved in the transfer of money. The PATRIOT Act, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions such as the Banks to adopt and implement additional or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity, and currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application under Section 3 of the BHCA to acquire a bank or an application under the Bank Merger Act to merge banks or affect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target. In 2006, final regulations under the PATRIOT Act were issued requiring financial institutions, including the Banks, to take additional steps to monitor their correspondent banking and private banking relationships as well as their relationships with “shell banks”. Management believes that the Company is in compliance with all the requirements prescribed by the PATRIOT Act and all applicable final implementing regulations.

Massachusetts Law—Dividends. Under Massachusetts law, the board of directors of a trust company, such as Boston Private Bank, may declare from “net profits” cash dividends no more often than quarterly, provided that there is no impairment to the trust company’s capital stock. Moreover, prior Commissioner approval is required if the total of all dividends declared by a trust company in any calendar year would exceed the total of its net profits for that year combined with its retained net profits for the previous two years, less any required transfer to surplus or a fund for the retirement of any preferred stock. These restrictions on Boston Private Bank’s ability to declare and to pay dividends may restrict Boston Private’s ability to pay dividends to its shareholders. Boston Private cannot predict future dividend payments of Boston Private Bank at this time.

OTS Regulations—Dividends. The OTS regulates all capital distributions by Gibraltar directly or indirectly to Boston Private, including dividend payments. If the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income for that year to date plus the retained net income for the preceding two years, then Gibraltar must file an application and receive the approval of the OTS for a proposed capital distribution.

Regulatory Enforcement Authority. The enforcement powers available to federal banking regulators include, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Under certain circumstances, federal and state law requires public disclosure and reports of certain criminal offenses and also final enforcement actions by the federal banking agencies.

Securities Law Issues. The GLBA also amended the federal securities laws to eliminate the blanket exceptions that banks traditionally have had from the definition of “broker,” “dealer” and “investment adviser” under the Exchange Act. The SEC’s bank dealer regulation, among other things, granted an exemption to banks from dealer registration (as well as from registration as a dealer) with respect to effecting a de minimis number of riskless principal transactions, and to its rule that defines terms used in the bank exception to dealer registration for asset-backed transactions, and included a new exemption for banks from the definition of dealer under the Exchange Act for certain securities lending transactions. Proposed Regulation R issued by the SEC and the Federal Reserve Board in December 2006 provides exemptions to banks from broker regulation and includes additional exemptions from the SEC’s bank dealer regulation. Banks not falling within the specific exemptions provided by the law may have to restructure their activities in order to avoid violating the registration requirements for brokers and dealers under the federal securities laws. With respect to investment adviser registration, the GLBA requires a bank that acts as investment adviser to a registered investment company to register as an investment adviser or to conduct such advisory activities through a separately identifiable department or division of the bank so registered.

Government Policies and Legislative and Regulatory Proposals

The operations of the Banks are generally affected by the economic, fiscal, and monetary policies of the United States and its agencies and regulatory authorities, particularly the Federal Reserve Bank which regulates the money supply of the United States, reserve requirements against deposits, the discount rate on Federal Reserve Bank borrowings and related matters, and which conducts open-market operations in U.S. government securities. The fiscal and economic policies of various governmental entities and the monetary policies of the Federal Reserve Board have a direct effect on the availability, growth, and distribution of bank loans, investments, and deposits.

In addition, various proposals to change the laws and regulations governing the operations and taxation of, and deposit insurance premiums paid by, federally and state-chartered banks and other financial institutions are from time to time pending in Congress and in state legislatures as well as before the Federal Reserve Board, the FDIC, the OTS and other federal and state bank regulatory authorities. The likelihood of any major changes in the future, and the impact any such changes might have on Boston Private Bank, Borel, FPB, and Gibraltar are not possible to determine.

Government Regulation of Other Activities

Virtually all aspects of the Company’s investment management and wealth advisory businesses are subject to extensive regulation. Westfield, Sand Hill, RINET, DGHM, BPVI, KLS, Anchor, and Gibraltar are registered with the Securities and Exchange Commission (the “Commission”) as investment advisers under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). As an investment adviser, each is subject to the provisions of the Investment Advisers Act and the Commission’s regulations promulgated thereunder. The

Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, recordkeeping, operational, and disclosure obligations. Westfield, Sand Hill, RINET, DGHM, BPVI, KLS, and Anchor are also subject to regulation under the securities laws and fiduciary laws of certain states. Each of the mutual funds for which Westfield, and DGHM act as sub-adviser, is registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of each such fund are registered with the Commission under the Securities Act, and the shares of each fund are qualified for sale (or exempt from such qualification) under the laws of each state and the District of Columbia to the extent such shares are sold in any of such jurisdictions. The Company is also subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), and to regulations promulgated thereunder, insofar as it is a “fiduciary” under ERISA with respect to certain of its clients. ERISA and the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”); impose certain duties on persons who are fiduciaries under ERISA, and prohibit certain transactions by the fiduciaries (and certain other related parties) to such plans.

As a sub-adviser to a registered investment company, Westfield, and DGHM are subject to requirements under the 1940 Act and the Commission’s regulations promulgated thereunder. Under the Investment Advisers Act, every investment advisory contract between a registered investment adviser and its clients must provide that it may not be assigned by the investment adviser without the consent of the client. In addition, under the 1940 Act, each contract with a registered investment company must provide that it terminates upon its assignment. Under both the Investment Advisers Act and the 1940 Act, an investment advisory contract is deemed to have been assigned in the case of a direct “assignment” of the contract as well as in the case of a sale, directly or indirectly, of a “controlling block” of the adviser’s voting securities. Such an assignment may be deemed to take place when a firm is acquired by the Company.

The foregoing laws and regulations generally grant supervisory agencies and bodies’ broad administrative powers, including the power to limit or restrict Westfield, Sand Hill, RINET, DGHM, BPVI, KLS, or Anchor from conducting their business in the event that they fail to comply with such laws and regulations. Possible sanctions that may be imposed in the event of such noncompliance include the suspension of individual employees, limitations on the business activities for specified periods of time, revocation of registration as an investment adviser, commodity trading adviser and/or other registrations, and other censures and fines.

V. Taxation

Federal Taxation

The Company, Boston Private Bank, Borel, FPB, Gibraltar, Sand Hill, and BPVI are subject to federal income taxation generally applicable to corporations under the Internal Revenue Code (the “Code”). Boston Private Bank, Borel, FPB, and Gibraltar are banking institutions subject to Subchapter H of the Code which relates to securities, reserves for loan losses, and any common trust funds.

The Company, Boston Private Bank, Borel, FPB, Gibraltar, Sand Hill, and BPVI are members of an affiliated group of corporations within the meaning of Section 1504 of the Code and file a consolidated federal income tax return. The advantages of filing a consolidated tax return include the avoidance of tax on intercompany distributions and the ability to offset operating and capital losses of one company against operating income and capital gains of another company.

Westfield, RINET, DGHM, KLS, and Anchor are limited liability companies and their taxable income is included as part of the Company’s taxable income.

State and Local Taxation

Commonwealth of Massachusetts. Both the Company and its subsidiaries doing business in Massachusetts are subject to an annual Massachusetts excise tax. The tax rate is 10.50% on taxable income apportioned to Massachusetts. Massachusetts taxable income is defined as federal taxable income subject to certain modifications. The Company believes these modifications allow for a deduction for 95% of dividends received from stock where the entity owns 15% or more of the voting stock of the institution paying the dividend and to allow deductions from certain expenses allocated to federally tax exempt obligations. Combined reporting is not permitted under Massachusetts statutes.

Boston Private Bank maintains a subsidiary that is not subject to the 10.50% tax rate on taxable income because it meets the definitional tests relating to investments and the other conditions as a subsidiary of a financial institution. The subsidiary is taxed on its gross income at the rate of 1.32%.

State of California. The Company and its subsidiaries are taxable in California as a result of the operations of the Company, Borel, FPB and Sand Hill. California’s taxable income is gross income as defined under the Code as of January 1, 2005 subject to certain differences not adopted. California’s apportioned income is allocated to the Company and subsidiaries with business operations in California. The tax rate for income allocated to corporations that are not financial institutions is 8.84% whereas the tax rate on income allocated to financial institutions is 10.84%.

State of New Hampshire. Certain subsidiaries have business operations in New Hampshire. The tax rate for the New Hampshire business enterprise tax is 0.75% and the tax rate on the New Hampshire business profits tax is 8.5% with a credit allowed for the business enterprise tax.

State of New York. The Company is taxable in New York as a result of the operations of its LLC interests in DGHM and KLS. Gibraltar expanded its business operations into New York during 2006. The New York tax rate is 7.5% plus a surcharge for business operations in the Metropolitan Commuter Transportation district.

City of New York. The Company and Gibraltar are taxable in New York City. The tax rate is 8.85% on taxable income apportioned to New York City. In addition to the Company’s income tax in New York City, DGHM and KLS are also subject to an unincorporated business tax (“UBT”). In computing UBT taxable income, amortization of purchased intangibles and certain payments to principals are not deductible. The UBT rate is 4.0%. A portion of the UBT paid is allowed as a credit in computing the Company’s New York City income tax.

State of Washington. Both the Company and its subsidiaries doing business in Washington are subject to Washington income taxes. The tax rate is 5.5% on taxable income apportioned to Washington.

VI. Internet Address

The Company’s Internet address is www.bostonprivate.com. The Company makes available on or through its Internet website, without charge, its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The Company’s reports filed with, or furnished to, the SEC are also available at the SEC’s website at www.sec.gov. The quarterly earnings release conference call can also be accessed from the Company’s website. Press releases are also maintained on the Company’s website. Information on our website is not incorporated by reference into this document and should not be considered part of this document.

PROPERTIES

The Company and its subsidiaries conduct operations primarily in leased premises. The Company’s and Boston Private Bank’s headquarters are located at Ten Post Office Square, Boston, MA. Boston Private Bank has nine offices in Massachusetts: four in Boston, one in Wellesley, one in Newton, one in Cambridge, one in Lexington, and one in Hingham. Boston Private is also leasing property in Beverly, MA which it plans on using for a new office in 2007. BPVI has two offices, one located in Boston, MA adjacent to the Company’s headquarters, and one it owns in Concord, NH. RINET is located in Boston, MA. Westfield is located in Boston, MA. Borel has four offices in California. Its main office is in San Mateo and its other offices are in Palo Alto, San Francisco, and Los Altos. Sand Hill is located in Palo Alto, CA adjacent to Borel’s Palo Alto office. FPB has seven offices in California. It’s main office is in Encino, and the other offices are in Burbank, two offices in Santa Monica including a trust department office, Westlake Village, Granada Hills (which it owns), and Rancho Cucamonga. DGHM has offices in New York City, NY and Naples, FL. KLS is located in New York City. Gibraltar has six offices in Florida. It’s main office is in Coral Gables, and the other offices are in South Miami, downtown Miami, Key Largo, Fort Lauderdale, and Naples. Gibraltar also has an office in New York City, NY. Anchor is located in Boston, MA.

Generally, the initial terms of the leases for these properties range from five to fifteen years. Most of the leases also include options to renew at fair market value for periods of five to ten years. In addition to minimum rentals, certain leases include escalation clauses based upon various price indices and include provisions for additional payments to cover taxes.

LEGAL PROCEEDINGS

Investment Management Litigation

On May 3, 2002, the Retirement Board of Allegheny County filed a complaint in Pennsylvania state court against Westfield and Grant D. Kalson & Associates bringing breach of contract and other claims for an alleged “opportunity loss,” notwithstanding that the Fund administered by the Retirement Board grew substantially under Westfield’s and Kalson’s management. Westfield and Kalson have defended the claim vigorously and will continue to do so. Discovery was completed on August 1, 2005. The Plaintiff has initiated no activity on the case since the close of discovery, and Westfield intends to file a motion for summary judgment in due course.

Trust Litigation

Since 1984, Borel has served as a trustee of a private family trust (“Family Trust”) that was a joint owner of certain real property known as the Guadalupe Oil Field. The field was leased for many years to Union Oil Company of California (d/b/a UNOCAL) for oil and gas production. Significant environmental contamination resulting from UNOCAL’s operations was found on the property in 1994. At that time Borel entered into negotiations to sell the property to UNOCAL, to settle UNOCAL’s liabilities to the Family Trust, and to obtain a comprehensive indemnity on the Trust’s behalf. Certain beneficiaries of the Family Trust brought a series of actions against Borel claiming that Borel had breached its fiduciary duties in managing the oil and gas leases and in negotiating with UNOCAL for settlement and for sale of the property. In the first lawsuit, the beneficiaries sought to remove Borel as trustee. Borel prevailed at trial and obtained final judgment in its favor, but the beneficiaries continued to pursue related litigation against Borel for many years afterwards. In 2002 Borel concluded a settlement with UNOCAL and sold the property to UNOCAL. In 2005 all of the parties, with one exception noted below, entered into a global settlement whereby UNOCAL agreed to pay the plaintiff beneficiaries certain amounts, and the beneficiaries dismissed all of their pending actions with prejudice, including all actions against Borel, which paid nothing in the settlement.

One beneficiary—a contingent remainder beneficiary—split with the other plaintiff beneficiaries in 2003, filed parallel actions in the state court against Borel, and refused to participate in the otherwise global settlement in 2005. The state court subsequently dismissed those parallel actions against Borel on the merits. The non-settling beneficiary, acting pro se, then filed a new action on June 24, 2005, in the United States District Court for the Northern District of California. In this action, the non-settling beneficiary makes claims similar to those made in the earlier actions that were dismissed by the state court. He seeks to invalidate the settlement with UNOCAL, to compel the return of the Guadalupe Oil Field to the Family Trust, and to recover damages against Borel and others for alleged mismanagement. The complaint does not specify an amount of damages, but in the trial of the action to remove Borel as trustee in 1998, the then plaintiff beneficiaries submitted expert testimony to the effect that Borel’s actions had damaged the Family Trust in the amount of $102 million. The trial court found this testimony unpersuasive in that context, and Borel and the other defendants prevailed. In the current federal litigation, in November 2005 the court dismissed the entire action as to Borel based on the prior final judgments in the state court and on lack of federal jurisdiction. The non-settling beneficiary appealed from the judgment. The matter is now fully briefed, but the appellate court has not yet scheduled oral judgment.

Borel will continue to litigate these matters vigorously. While the ultimate outcome of these proceedings cannot be predicted with certainty, at the present time, Borel’s management, based on consultation with legal counsel, believes there is no basis to conclude that liability with respect to this matter is probable or that such liability can be reasonably estimated.

Other

The Company is also involved in routine legal proceedings occurring in the ordinary course of business. In the opinion of management, final disposition of these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market for Common Stock

The Company’s common stock, par value $1.00 per share (the “Common Stock”), is traded on the NASDAQ Global Select Market System under the symbol “BPFH.” On                 , 2007 the last day for which such information could be calculated prior to the printing and mailing of this proxy statement/prospectus, there were              shares of Common Stock outstanding. On March 2, 2007 the business day immediately preceding the announcement of the execution of the merger agreement the price of Boston Private’s common stock was $29.21. On                 , 2007, the price of Boston Private’s common stock was $            .

The following table sets forth the high and low closing sale prices for the Company’s Common Stock for the periods indicated, as reported by NASDAQ:

	High	Low
Fiscal Year ended December 31, 2006
Fourth Quarter	$28.76	$26.56
Third Quarter	28.12	24.41
Second Quarter	34.86	27.43
First Quarter	34.09	29.14
Fiscal Year ended December 31, 2005
Fourth Quarter	$31.80	$26.60
Third Quarter	28.95	24.93
Second Quarter	26.20	22.27
First Quarter	28.25	23.68

Principal and Management Shareholders

On                     , the last day for which such information could be calculated prior to the printing and mailing of this proxy statement/prospectus there were approximately              holders of Boston Private common stock.

The following table sets forth the beneficial ownership information of Boston Private’s common stock as of February 1, 2007, and as adjusted to reflect the issuance of the shares of common stock in this offering, for:

•	each person, including any group of persons known by the Company, to be the beneficial owner of more than 5% of the outstanding common stock;

•	each named executive officer;

•	each of the Company’s directors; and

•	all of the Company’s executive officers and directors as a group.

Except as indicated in the notes following the table below, each person or group has sole voting or investment power with respect to all shares of common stock listed.

	Shares beneficially owned prior to the offering			Shares beneficially owned after the offering
Name and Business Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Barclay’s Global Investors, NA, 45 Freemont Street, San Francisco, California 94105	1,852,028	(2)	5.07%	1,852,028	(2)	4.79%
FMR Corp, 82 Devonshire Street, Boston, Massachusetts 02109	3,513,037	(3)	9.58%	3,513,037	(3)	9.08%
T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202	2,240,299	(4)	6.1%	2,240,299	(4)	5.79%
Ownership by Directors and Named Executive Officers*(5)(6)
Herbert S. Alexander	76,200	(7)	**	76,200	(7)	**
Peter C. Bennett	108,857	(8)	**	108,857	(8)	**
Eugene S. Colangelo	127,703	(9)	**	127,703	(9)	**
J. H. Cromarty	68,726	(10)	**	68,726	(10)	**
Kathleen M. Graveline	48,511	(11)	**	48,511	(11)	**
Lynn Thompson Hoffman	96,521	(12)	**	96,521	(12)	**
Richard I. Morris, Jr.	31,594	(13)	**	31,594	(13)	**
Jonathan H. Parker	81,990	(14)	**	81,990	(14)	**
Walter M. Pressey	186,670	(15)	**	186,670	(15)	**
William J. Shea	7,050	(16)	**	7,050	(16)	**
Allen L. Sinai	48,147	(17)	**	48,147	(17)	**
Timothy L. Vaill	492,477	(18)	1.334%	492,477	(18)	1.27%
Stephen M. Waters	7,050	(19)	**	7,050	(19)
Robert J. Whelan(20)	27,525	(21)	**	27,525	(21)
All directors and Executive Officers as a Group (16 persons)(6)	1,501,989	(22)	4.10%	1,501,989	(22)	3.88%

*	Unless otherwise indicated, the address is c/o Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109.
**	Represents less than 1%.
(1)	Beneficial share ownership is determined pursuant to Rule 13d-3 under the 1934 Act. Accordingly, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote such security or the power to dispose of such security. The amounts set forth above as beneficially owned include shares owned, if any, by spouses and relatives living in the same home as to which beneficial ownership may be disclaimed.
(2)	Based on a report filed with the Securities and Exchange Commission as of January 23, 2007, and reflecting a December 31, 2006 position. These securities are owned by various individual and institutional investors for which and are held by the Company in trust accounts for the economic benefit of the beneficiaries of those accounts. For purposes of reporting requirements of the Securities Exchange Act of 1934, Barclay’s is deemed to be the beneficial owner of such securities, however, Barclay’s Global Investors expressly disclaims that it is in fact, the beneficial owner of such securities.
(3)	FMR Corp. on behalf of its direct and indirect subsidiaries and Fidelity International Limited on behalf of its direct and indirect subsidiaries (collectively “Fidelity”) held 3,513,037 shares or 9.621% as of December 31, 2006.
(4)

These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5)	The amounts set forth as beneficially owned include shares of Common Stock which such persons had the right to acquire within 60 days of February 1, 2007, pursuant to stock options.
(6)	Percentages held by officers and directors individually and as a group are calculated on the basis of 36,658,004 shares of Common Stock outstanding as of February 1, 2007.
(7)	Includes 31,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Alexander pursuant to the Directors’ Plan.
(8)	Includes 6,100 shares held as trustee for the Peter C. Bennett Family Irrevocable Trust U/A Dated 12/29/99. Also includes 33,333 shares held in a Grantor Annuity Trust by George F. Bennett. Mr. Bennett disclaims beneficial ownership of all such shares. This also includes 28,240 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Bennett pursuant to the Directors’ Plan.
(9)	Includes 16,236 shares owned by two of Mr. Colangelo’s children. Mr. Colangelo disclaims any beneficial ownership of such shares. This amount also includes 6,766 shares owned by Mr. Colangelo’s wife and 34,540 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Colangelo pursuant to the Directors’ Plan.
(10)	Includes 13,333 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Cromarty pursuant to the 2004 Stock Option and Incentive Plan.
(11)	Includes 32,240 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Ms. Graveline pursuant to the Director’s Plan.
(12)	Includes 23,000 shares owned by Mrs. Hoffman’s husband. Also includes 28,240 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mrs. Hoffman pursuant to the Directors’ Plan.
(13)	Includes 8,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Morris pursuant to the Directors’ Plan.
(14)	Includes 34,666 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Parker pursuant to the Long Term Incentive Plan, and the 2004 Stock Option and Incentive Plan.
(15)	Includes 33,859 shares owned by Mr. Pressey’s wife. Also includes 48,000 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Pressey pursuant to the Long Term Incentive Plan, and the 2004 Stock Option and Incentive Plan.
(16)	Includes 3,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Shea pursuant to the 2004 Stock Option and Incentive Plan.
(17)	Includes 25,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Dr. Sinai pursuant to the Directors’ Plan.
(18)	Includes 12,600 shares owned by Mr. Vaill’s wife. This amount also includes 249,483 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Vaill pursuant to the Long Term Incentive Plan, and the 2004 Stock Option and Incentive Plan.
(19)	Includes 3,840 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Waters pursuant to the 2004 Stock Option and Incentive Plan.
(20)	Robert J. Whelan resigned as Chief Financial Officer effective March 30, 2007.
(21)	Includes 7,666 shares subject to options which were exercisable within 60 days of February 1, 2007 and granted to Mr. Whelan pursuant to the 2004 Stock Option and Incentive Plan.
(22)	Includes 646,290 shares subject to options which were exercisable within 60 days of February 1, 2007.

Dividends

The Company presently plans to pay cash dividends on its Common Stock on a quarterly basis dependent upon the results of operations of the immediately preceding quarters. However, declaration of dividends by the Board of Directors of the Company will depend on a number of factors, including capital requirements, regulatory limitations, the Company’s operating results and financial condition and general economic conditions.

The Company is a legal entity separate and distinct from its banking and other subsidiaries. These subsidiaries are the principal assets of the Company, and as such, provide the main source of payment of dividends by the Company. As to the payment of dividends, as discussed below, each of the Banks is subject to the laws and regulations of its chartering jurisdiction and to the regulations of its primary federal regulator. If the federal banking regulator determines that a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the regulator may require, after notice and hearing, that the institution cease and desist from such practice. Depending on the financial condition of the depository institution, an unsafe or unsound practice could include the payment of dividends. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. The federal agencies have also issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

The Company paid dividends on its common stock of $0.32 and $0.28 in 2006 and 2005, respectively.

Under Massachusetts law, trust companies, such as Boston Private Bank, may pay dividends only out of “net profits” provided there is no impairment to the trust company’s capital stock and surplus account. Although Massachusetts law does not define what constitutes “net profits” it is generally assumed that the term includes a bank’s retained earnings and does not include its additional paid-in capital account. Furthermore, trust companies may not pay dividends more often than on a quarterly basis. In addition, prior Commissioner approval is required if the total of all dividends paid by a trust company in any calendar year would exceed net profits for that year combined with retained net profits for the previous two years, less any required transfer to surplus or a fund for the retirement of any preferred stock. Likewise under California law, the Department of Financial Institutions (the “DFI”) has the authority to prohibit Borel and FPB from paying dividends depending on Borel’s and FPB’s financial condition, respectively, if such payment is deemed to constitute an unsafe or unsound practice. Furthermore, under OTS regulations, the OTS has the authority to prohibit Gibraltar from paying dividends if the OTS concludes that the payment of such dividends reduces Gibraltar’s capital below its minimum capital requirements, violates a statute, regulation, regulatory agreement or regulatory condition to which Gibraltar is subject or would otherwise constitute an unsafe or unsound banking practice.

These restrictions on the Banks’ ability to pay dividends to the Company may restrict the ability of the Company to pay dividends to the holders of the Common Stock. The payment of dividends by Boston Private and the Banks may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. There are no such comparable statutory restrictions on Westfield’s, Sand Hill’s, BPVI’s, RINET’s, DGHM’s, KLS’s and Anchor’s ability to pay dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

The following table provides information as of December 31, 2006 regarding shares of common stock of the Company that may be issued under the Company’s existing equity compensation plans, including the Long Term Incentive Plan, the Directors’ Plan, the 2004 Plan, the 2006 Non-Qualified Employee Stock Purchase Plan (the “2006 Plan”) and the Company’s 2001 Employee Stock Purchase Plan, as amended (the “2001 ESPP”). Footnotes (3), (4) and (5) to the table set forth the total number of shares of common stock of the Company issuable upon the exercise of assumed options as of December 31, 2006, and the weighted average exercise price of these assumed options.

	Equity Compensation Plan Information
Plan category	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plan (Excluding Securities Referenced In Column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders (1)	3,812,595	(2),(3),(4),(5)	$23.87	2,645,866	(6)
Equity compensation plans not approved by security holders	N/A		N/A	N/A

Total	3,812,595		$23.87	2,645,866

(1)	Consists of the 2004 Plan, the Long Term Incentive Plan, the Directors’ Plan, the 2006 Plan and the 2001 ESPP.
(2)	Does not include purchase rights accruing under the 2006 Plan and the 2001 ESPP because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.
(3)	Does not include the outstanding options to acquire 37,095 shares, at a weighted-average exercise price of $8.80 per share, that were assumed in connection with the 2001 merger of Borel with and into a subsidiary of the Company, under Borel’s 1989 Stock Option Plan. No future options may be granted under Borel’s 1989 Stock Option Plan.
(4)	Does not include the outstanding options to acquire 132,543 shares, at a weighted average exercise price of $9.30 per share, that were assumed in connection with the 2003 merger of First State Bancorp, under the First Private Bank & Trust 1994 Stock Option Plan (the “FSB Plan”). No future options may be granted under the FSB Plan.
(5)	Does not include the outstanding options to acquire 543,806 shares, at a weighted average exercise price of $5.74 per share, that were assumed in connection with the 2005 merger of Gibraltar with and into the Company under the Amended and Restated 1996 Employee Stock Incentive Plan and The 2002 Non-Employee Director and Agent Stock Incentive Plan, as amended and restated (the “Gibraltar Plans”). No future options may be granted under the Gibraltar Plans.
(6)	Includes shares available for future issuances under the 2006 Plan and the 2001 ESPP.

Selected Financial Data

The following table represents selected financial data of Boston Private for the five fiscal years ended December 31. The data set forth below does not purport to be complete. It should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Company’s Consolidated Financial Statements and related Notes, appearing elsewhere herein.

	2006	2005*	2004*	2003*(3)	2002*
	(In thousands, except share data)
At December 31:
Total balance sheet assets	$5,763,544	$5,118,568	$3,274,421	$2,202,802	$1,826,360
Total loans (excluding loans held for sale)	4,311,252	3,624,240	2,248,600	1,612,564	1,301,726
Allowance for loan losses	43,387	37,607	25,021	17,761	15,163
Investment securities	537,807	557,142	539,103	396,746	322,734
Cash and cash equivalents	239,396	372,316	128,914	93,488	97,529
Goodwill and intangible assets	460,964	384,407	187,163	20,318	18,007
Deposits	4,077,831	3,748,141	2,386,368	1,658,461	1,400,333
Borrowed funds	914,529	703,379	474,171	263,620	218,389
Shareholders’ equity	635,197	539,348	326,534	239,546	171,113
Non-performing assets	10,549	7,900	1,514	1,311	1,057
Client assets under management and advisory	$29,824,000	$21,339,000	$19,306,000	$10,966,000	$6,441,000
For The Year Ended December 31:
Interest and dividend income	$300,032	$189,990	$120,645	$92,680	$90,293
Interest expense	126,519	61,251	32,066	24,915	26,265

Net interest income	173,513	128,739	88,579	67,765	64,028
Provision for loan losses	6,179	5,438	4,285	2,631	2,330

Net interest income after provision for loan losses	167,334	123,301	84,294	65,134	61,698
Fees and other income	171,341	134,587	108,213	65,867	51,868
Operating expense and minority interest	254,148	188,781	144,472	100,114	83,007

Income before income taxes	84,527	69,107	48,035	30,887	30,559
Income tax expense	30,154	25,561	16,802	11,442	9,485

Net income	$54,373	$43,546	$31,233	$19,445	$21,074

Per Share Data:
Basic earnings per share	$1.53	$1.48	$1.14	$0.85	$0.94
Diluted earnings per share	$1.43	$1.38	$1.10	$0.82	$0.90
Average basic common shares outstanding	35,452,880	29,425,157	27,313,171	22,954,937	22,412,665
Average diluted common shares outstanding	40,089,380	33,824,717	29,024,520	23,779,934	23,357,066
Cash dividends per share	$0.32	$0.28	$0.24	$0.20	$0.16
Book value	$17.36	$15.50	$11.81	$9.52	$7.59
Selected Operating Ratios:
Return on average assets	1.02%	1.13%	1.10%	0.95%	1.26%
Return on average equity	9.27%	11.23%	10.61%	10.84%	13.63%
Interest rate spread(1)	3.27%	3.48%	3.33%	3.35%	3.80%
Net interest margin(1)	3.84%	3.88%	3.61%	3.64%	4.19%
Total fees and other income/total revenue(2)	49.69%	51.11%	54.99%	49.37%	44.75%
Asset Quality Ratios:
Non-accrual loans to total loans	0.23%	0.22%	0.05%	0.08%	0.08%
Non-performing assets to total assets	0.18%	0.15%	0.05%	0.06%	0.06%
Other Ratios:
Dividend payout ratio	20.92%	18.92%	21.05%	23.53%	17.02%
Average equity to average assets ratio	11.04%	10.02%	10.35%	8.75%	9.24%

*	Adjusted to include the impact of stock-based compensation, see “Financial Statements and Supplementary Data in Note 17: Employee Benefits” to the Consolidated Financial Statements of the Company for additional information.

(1)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets on a fully-taxable equivalent basis, and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income on a fully-taxable equivalent basis as a percent of average interest-earning assets.
(2)	Total revenue is defined as net interest income plus fees and other income.
(3)	Net income for 2003 was reduced by $3.0 million, or $0.12 per diluted share, for the REIT tax adjustment and the lease accrual described in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s December 31, 2005 Form 10-K. Return on average assets and return on average equity were also reduced.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and other statistical information included in this annual report.

I. Executive Summary

The Company is a wealth management company that offers comprehensive financial services to high net worth individuals, families, businesses, and select institutions through its 9 wholly-owned and 2 majority-owned subsidiaries. The Company offers a full range of wealth management services through three core financial disciplines: private banking, wealth advisory, and investment management. Within the private banking discipline, the operating segments are Boston Private Bank, Borel, FPB, and Gibraltar. Within the wealth advisory and investment management disciplines, the operating segments are Westfield, DGHM, Sand Hill, BPVI, KLS, RINET, and Anchor. The Company also owns a minority interest in BOS and Coldstream Holdings. This Executive Summary provides an overview of the most significant aspects of our operations in 2006. Details of the matters addressed in this summary are provided elsewhere in this document and, in particular, in the sections immediately following.

Boston Private’s strategy remains to strive for exceptional shareholder value by providing a full complement of wealth management services through diversified affiliated companies. The Company typically seeks entry into geographically and demographically attractive areas through acquisitions and focuses on the organic growth of its entities.

In the past two years the Company has acquired two entities. See “Financial Statements and Supplementary Data—Note 2: Mergers and Acquisitions to the Consolidated Financial Statements” for additional information. The combined financial results of these acquired entities have had a significant impact on our 2006 results of operations and should be considered in comparing the Company’s results of operations. See “Financial Statements and Supplementary Data—Note 5: Business Segments to the Consolidated Financial Statements” for revenue and expense information. The following table provides additional detail for these acquisitions.

Name of Acquisition	Acquisition Date	Total Assets at acquisition(1)	Assets under Management and Advisory at acquisition

Gibraltar	October 1, 2005	$1.1 Billion	$707 Million
Anchor	June 1, 2006	$7.7 Million	$5.4 Billion

(1)	Excludes the effects of purchase accounting.

At December 31, 2006 the Company’s consolidated subsidiaries managed or advised $29.8 billion in client assets under management and had balance sheet assets of approximately $5.8 billion.

In 2006, through growth in its organic business efforts, and acquisitions, the Company earned revenues of $344.9 million, an increase of 31.0% over revenues of $263.3 million in 2005. Total operating expenses, including minority interest, was $254.1 million, an increase of 34.6% over operating expenses, including minority interest, of $188.8 million in 2005. Net income for 2006 was $54.4 million, or $1.43 per diluted share, compared to net income in 2005 of $43.5 million, or $1.38 per diluted share.

There were a number of significant factors in 2006 that impacted Boston Private’s financial and operational results. The following are the most important factors. The acquisition of Anchor on June 1, 2006, which added $5.4 billion in client assets managed at the time of acquisition, further diversified the Company’s revenue stream by entering into the separately managed account business. Boston Private benefited from the full year impact on net income from the 4th quarter 2005 acquisition of Gibraltar. Strong equity markets helped to increase assets under management (“AUM”), although the Company experienced significant outflows in one of the investment products at DGHM. The flat to inverted yield curve as well as the competitive market for deposits caused net interest margin compression at our Banks. The Company’s investments in new wealth management offices in Massachusetts, New York, Florida and California increased operating expenses and will continue to reduce net income in the short-term until the new offices can grow loans and deposits to a level to support the fixed operating costs.

The following table illustrates the Company’s revenue growth in each financial core discipline.

Discipline	Revenue 2006	Revenue 2005	% Increase
Private Banking	$218.9 Million	$160.4 Million	36.4%
Investment Management	$116.8 Million	$90.2 Million	29.5%
Wealth Advisory	$20.8 Million	$19.1 Million	8.8%

The Banks also provide investment advisory and or trust services and the revenue for this is included with Private Banking in the above table.

The Company’s private banking discipline was impacted in 2006 by a challenging interest rate environment. For most of 2006, the yield curve was either flat or inverted, putting pressure on the Banks’ net interest margin. Also, due to the strong loan growth outpacing deposit growth, the Banks funded the new loans by initially decreasing liquidity and then by adding additional FHLB borrowings which generally are more costly than deposits.

Net interest income increased 34.8% to $173.5 million versus $128.7 million in 2005. The $44.8 million increase in net interest income in 2006 is the net result of $54.4 million in increased business volumes, net of $9.6 million of increased cost of funds, which was partially offset by an increased yield on earning assets. The Company’s net interest margin, on a fully-taxable equivalent (“FTE”) basis, decreased 4 basis points to 3.84% in 2006 from 3.88% in 2005.

The Company believes that the primary interest rate risk is a prolonged flat or inverted yield curve which could lead to continued net interest margin compression at the Banks. A flat yield curve exists when there is little or no difference between short-term and long-term yields on loans and investments. An inverted yield curve exists when short-term yields are higher than long-term yields. Generally, the Banks pay deposit rates based on the short end of the yield curve and many loans and investments are priced at rates based on the long end of the yield curve. When the yield curve flattens or inverts, it compresses the Banks’ net interest margin. The Banks prefer to operate in an interest rate environment with a positive yield curve, i.e. short-term yields are lower than long-term yields.

Although the Company’s investment management discipline was faced with significant outflows in one of our investment products at DGHM (see II. Key Business Lines—Investment Management for additional details), Boston Private was able to benefit from increased performance fees at both Westfield and DGHM, market appreciation, and increased client assets under management driven by the Anchor acquisition. The Company’s client assets under management and advisory increased in 2006 to $29.8 billion from $21.3 billion in 2005, an increase of $8.5 billion, or 39.8%. Including the Company’s unconsolidated affiliates, Coldstream Holdings and BOS, total client assets under management and advisory increased to $32.7 billion, or 38.2%, versus 2005 year end levels. Of the $8.5 billion increase in assets under management and advisory noted above, approximately $3.4 billion resulted from overall market appreciation, $5.4 billion from the acquisition of Anchor, slightly offset by net outflows of $357 million from the affiliate firms. Excluding the net outflows at DGHM, the Company had positive organic net new flows of approximately $957 million.

The future growth in the investment management business line is primarily dependent upon the ability of our investment management firms to increase their AUM. Management fees are usually calculated as a percentage of AUM. Changes in AUM have an impact on revenues and earnings. Growth in AUM comes from net new business and changes in market values of the investments. Net new business includes new AUM, including net contributions to existing accounts, less lost accounts. The investment management firms generally have the ability to select the investments they manage so they have some control over changes in market value but they are not immune to changes in the market as a whole. Increases and decreases in market values can have a significant impact on AUM, related revenues and earnings.

Income tax expense was $30.2 million in 2006, reflecting an effective tax rate of 35.7%. Income tax expense for 2005 was $25.6 million, reflecting an effective tax rate of 37.0%. The effective tax rate was lower in 2006 due to changes in state income apportionment, successful settlement of an outstanding state tax issue and a change in investment strategy resulting in additional tax free income from bank owned life insurance. See “Financial Statements and Supplementary Data—Note 16: Income Taxes to the Consolidated Financial Statements” for additional information.

The return on average assets decreased 11 basis points to 1.02% for the year ended December 31, 2006, compared to 1.13% for the year ended December 31, 2005. Average assets increased $1.4 billion, or 37.3%, from $3.9 billion to $5.3 billion during 2006.

The return on average equity was 9.27% for the year ended December 31, 2006, a decrease of 196 basis points from 11.23% for the year ended December 31, 2005. Average equity increased 51.2% during 2006 to $586.5 million. The increase in the average equity is primarily due to purchase method accounting, common stock issued in the Gibraltar and Anchor acquisitions, and net income. Purchase method accounting requires recognition of goodwill and intangibles, increasing both assets and equity. The amortization of these intangibles reduces earnings.

On June 1, 2006 the Company successfully completed the acquisition of an 80% profits interests in each of Anchor Capital and Anchor/Russell. The acquisition was effected through the establishment of Anchor, a newly created holding company that owns an 80% profits interests in each of Anchor Capital and Anchor/Russell. The Company owns 100% of Anchor and the financial results of Anchor Capital and Anchor/Russell are consolidated for financial reporting purposes. The acquisition gives the Company access to the rapidly growing SMA market, expands the Company’s investment value disciplines and enhances asset allocation services within the Company. See “Financial Statements and Supplementary Data—Note 2: Mergers and Acquisitions to the Consolidated Financial Statements” for additional information.

Management will continue to focus on identifying attractive acquisition candidates in areas where the Company can build regional platforms from which to serve the targeted client base. The Company will continue to look at acquisition targets with an eye towards further geographic and business line diversification. By diversifying geographically, the Company mitigates the impact of regional economic risks. By diversifying by revenue stream between the three distinct lines of business, the Company expects to achieve more stable revenue and earnings. In evaluating any acquisition, management will consider the types of assets under management or advisory and the diversifying impact a potential acquisition may have on our existing investment management concentrations.

II. Key Business Lines

The underlying drivers of revenue growth in the Company’s business are growth in our private banking, investment management and wealth advisory business lines. The following analysis discusses business metrics that management considers to be the most important indicators of the financial performance of the Company’s lines of business.

Private Banking

In 2006, the Company conducted its private banking business through four wholly-owned subsidiaries. The following table shows a summary of certain financial components of these four banks at December 31, 2006.

	Total	Boston Private Bank	Borel	FPB	Gibraltar
	(In thousands)
Assets	$5,456,750	$2,455,651	$965,296	$552,844	$1,482,959
Loans	4,307,555	1,784,579	888,147	417,852	1,216,977
Deposits	4,099,129	1,822,304	865,025	459,413	952,387
Net Income during the year	48,991	19,246	13,611	7,439	8,695

The Company believes private banking is an attractive growth market and in 2006 realized 53.8% of its revenues from private banking net interest income. The Company believes net interest income, net interest margin, deposit growth, loan growth and loan quality are the important business metrics in evaluating the condition of its private banking business.

Net Interest Income. For 2006, the Company’s net interest income increased $44.8 million to $173.5 million, a 34.8% increase. On a FTE basis, net interest income increased by 34.3%, or $45.8 million, to $179.3 million, compared to $133.5 million in 2005. This growth in net interest income was accomplished through growing the Company’s loan portfolio with proceeds from increased deposits, additional borrowings and reduced investments and federal funds sold. The acquisition of Gibraltar in the fourth quarter of 2005 contributed to this growth as well. The $44.8 million increase in net interest income in 2006 is the net result of $54.4 million in increased business volumes, (change in average balance multiplied by the prior year average interest rate) net of a $9.6 million rate change due to an increased cost of funds, (change in average interest rate multiplied by the prior year average balance) which was partially offset by an increased yield on assets.

Net Interest Margin. On a FTE basis net interest margin declined 4 basis points to 3.84% for 2006 compared to 3.88% for 2005. This decrease in net interest margin was due to several factors. The competitive market for deposits caused the Banks to have to increase rates paid significantly to attract new deposits and retain current deposits. The strong growth in loans, as compared to deposits, required the Banks to increase FHLB borrowings which generally have higher rates than deposits. The interest expense incurred on the additional trust preferred debt in 2006 had approximately a 28 basis point negative impact on the net interest margin in 2006.

Deposits. In 2006, the Company’s deposits grew $329.7 million, or 8.8%, to $4.1 billion from $3.7 billion in 2005. The cost of deposits increased 115 basis points to 2.92% during 2006 due to the mix of deposits and the rates paid on interest bearing deposit accounts and certificates of deposit due to the rise in short-term interest rates. The increase in deposits can be attributed to organic growth and the opening of new private banking offices. The low growth rate of deposits compared to our historical average can be attributed to increased competition and, in some instances, customers moving a portion of their deposits to higher yielding money market mutual funds.

Loans. In 2006, the Company’s loan portfolio increased $687.0 million, or 19.0%, to $4.3 billion, as compared to $3.6 billion in 2005.

The commercial loan portfolio increased $303.5 million, or 19.4%. The increase in the commercial loan portfolio was due to a combination of the experienced loan officers at our Banks, the favorable economy, and the new banking offices.

The construction loan portfolio increased $153.3 million, or 32.0%. The increase in the construction loan portfolio is affected by the demand and the market for new construction which is highly dependent upon the local economies that each of our Bank’s operate in.

The residential loan portfolio increased $208.4 million, or 15.6%. The Banks generally keep variable rate residential loans originated in their portfolios and sell fixed rate loan originations in the secondary market. The increase in the residential loans is impacted by the mix between fixed and variable rate loan originations and the level of current customers refinancing their mortgage with a competitor.

The home equity and consumer loan portfolio increased $21.9 million, or 8.9%. The home equity and consumer loan portfolio is a small percentage of the overall loan portfolio. The balance of this category is primarily influenced by the amount of usage of customers home equity lines of credit. Generally, there is a substantial portion of available credit on unused lines of credit.

Loan Quality. The Company considers credit quality to be an extremely important priority in managing the Company’s loan portfolio. At the end of 2006, the ratio of non-accrual loans to total loans was 0.23% compared to 0.22% at the end of 2005. The allowance for loan losses to total loans was 1.01% at the end of 2006 compared to 1.04% at the end of 2005. The total allowance for loan losses at the end of 2006 is $43.4 million, representing coverage of 4.34 times our non-accrual loans of $10.0 million. This allowance is in line with the Company’s loan growth for the period and consistent with the Company’s methodology. In 2006, the Company had net loan charge-offs of $399 thousand.

Investment Management

The Company wholly-owns or majority-owns five investment management firms: Westfield, BPVI, DGHM, Sand Hill, and Anchor. In addition, the Banks have similar investment management divisions. RINET and KLS provide wealth advisory as well as some investment management services however; their revenues are included in wealth advisory fees in the Consolidated Statements of Operations. Wealth advisory revenues are typically less sensitive to market value fluctuations in the capital markets. For 2006, the Company’s revenues from investment management fees of $137.7 million were 39.9% of total revenues of $344.9 million.

Investment Management Fees. The company’s investment management revenues are generally determined by the amount of our AUM and to a lesser extent, the investment performance on certain products that have performance fee arrangements. Our investment management firms directly manage their AUM. These firms manage separate accounts for high net worth individuals, foundations and endowments, ERISA, public, and corporate funds. In 2006, total investment management fees were $137.7 million, up 30.1% from $105.9 million in 2005. Incentive performance fees are not recognized until any contingencies in the contract that could require the performance fee to be reduced have been eliminated. A significant portion of performance fees are paid to the portfolio managers. During 2006, the Company recorded performance fees of approximately $4.3 million compared to approximately $1.6 million in 2005. These amounts are included in total investment management fees above.

The company may also receive hedge fund incentive fees from its management and ownership of certain hedge funds. These fees are generally contingent upon investment performance in excess of certain benchmarks. These fees are included in “Earnings in Equity Investments” and were approximately $1.3 million for 2006 and approximately $722 thousand for 2005. A significant portion of these fees are paid to the portfolio managers.

The individual billing practices of the Company’s firms may impact the level of investment management fees earned in rising or falling markets. Anchor, BPVI, and Sand Hill bill quarterly in advance, while the remainder of the firms bill quarterly in arrears. Investment management fees billed in advance will not reflect subsequent changes in the market value of AUM for that period, while fees billed in arrears will reflect changes in the market value of AUM for that period.

Assets Under Management. The Company measures the level of AUM each reporting period to monitor how net flows and market value changes impact current and future revenues. Each individual firm measures AUM for billing purposes and provides data related to net flows and market value changes to the Company’s management. Certain estimates and allocations are made by the firms in providing this data to the Company’s management.

Boston Private’s growth in AUM and advisory in 2006 was strong. The Company’s AUM and advisory for 2006 was $29.8 billion, up 39.8% over 2005. The components of this growth and the impact of new business acquisitions on AUM and advisory can be seen in the table below:

	2006		2005
	AUM	% of Beg. AUM	AUM	% of Beg. AUM
	(In millions)
Consolidated AUM and advisory at beginning of year	$21,339		$19,306
Net new business	(357)	(1.7)%	78	0.4%
Market appreciation	3,412	16.0%	1,248	6.5%
Acquisitions	5,430	25.4%	707	3.6%

Total increase for the year	8,485	39.8%	2,033	10.5%

Consolidated AUM and advisory at December 31, 2006	$29,824		$21,339
Unconsolidated affiliate AUM and advisory:	2,867		2,315

Total AUM and advisory including unconsolidated affiliates	$32,691		$23,654

Net New Business. New assets under management, which include new investment management accounts and net new contributions to existing investment management accounts, less lost accounts, for 2006 decreased $357 million, or 1.7%, over AUM at December 31, 2005. Included in this amount is gross new business of approximately $2.3 billion, offset by lost business and net client withdrawals of approximately $2.6 billion. During 2006, each of the Company’s banks and investment managers recorded gross new sales.

Market Impact. The table below highlights the composition of AUM from nine of our firms that offer investment management services, excluding intercompany assets under subadvisory at DGHM and Sand Hill as of December 31, 2006. This table does not reflect the assets under advisory for our two wealth advisory affiliates, KLS and RINET. Combined, these affiliates have approximately $5.0 billion of assets under advisory, representing 16.7% of total consolidated AUM and advisory at year end.

	Growth		Value		Balanced		Fixed Income		Alternative		Total
	(In millions)
Boston Private Bank	$—	—	$—	—	$1,667	70.4%	$493	20.8%	$209	8.8%	$2,369
Borel	193	26.4%	—	—	—	—	175	23.9%	363	49.7%	731
Westfield	9,190	91.0%	—	—	231	2.3%	11	0.1%	670	6.6%	10,102
DGHM	—	—	2,115	92.2%	—	—	123	5.4%	57	2.5%	2,295
Sand Hill	166	16.3%	31	3.0%	280	27.4%	483	47.3%	61	6.0%	1,021
BPVI	—	—	792	82.4%	—	—	169	17.6%	—	—	961
Gibraltar	100	11.0%	75	8.3%	121	13.3%	484	53.4%	127	14.0%	907
Anchor	40	0.6%	4,808	74.6%	1,153	17.9%	80	1.2%	363	5.6%	6,444
FPB	—	—	—	—	1	20.0%	4	80.0%	—	—	5

Total	$9,689	39.0%	$7,821	31.5%	$3,453	13.9%	$2,022	8.1%	$1,850	7.5%	$24,835

During 2006, the S&P 500 Index appreciated 13.6%. This had a positive impact on our overall consolidated AUM due to the concentration of our AUM in the growth and value categories. Accordingly, any change in the stock market will have a significant impact on the value of the AUM and the related management fees, the majority of which are calculated as a percentage of AUM. The favorable market conditions in 2006 increased asset values by $3.4 billion, or 16.0%, for the year.

Acquisition of Assets. From time to time the Company acquires assets through acquisition of an investment management or wealth advisory business and through the hiring of senior professionals who bring assets to the Boston Private organization. The Company acquired approximately $5.4 billion in investment management assets in 2006, related to the acquisition of Anchor, which increased AUM and advisory by 25.4%.

Investment Performance. Investment performance is an important driver of new business growth and client retention.

During the year the Company enhanced its product mix and gained a national distribution channel though the acquisition of Anchor. As a well established mid-cap equity value manager, Anchor provides the Company with access to the rapidly growing SMA market segment. Under the SMA program Anchor provides investment management services to individual clients through relationships with approximately 22 broker/sponsors. Anchor experienced robust asset growth in the seven month period post acquisition, as AUM increased approximately $1 billion or 18.7%. This growth is due to both positive net asset flows and strong market performance. Post acquisition, Anchor earned revenues of approximately $16.7 million in 2006.

Westfield logged a strong year as AUM grew approximately $1.8 billion, or 21.3%, and ended the year at approximately $10.1 billion. Revenues increased approximately $8.9 million, or 17.5%, to $58.7 million in 2006. Westfield experienced positive net asset flows during the year, but most of the asset growth was driven by strong market performance.

DGHM experienced significant net asset outflows late in the year driven mostly by less than satisfactory investment performance in the small-cap equity category. In addition, in the fourth quarter a key employee left the firm. Annual impairment testing was conducted in the fourth quarter of 2006 and the Company concluded that no impairment existed at December 31, 2006, not withstanding the significant outflows and the loss of the key personnel. See Risk Factors and Critical Accounting Policies for additional information.

There was a slight decrease in year over year investment management fee income at DGHM; however the impact of the net outflows will be greater on 2007 revenues due to timing. Management is focused on enhancing its investment process, expects to launch a mutual fund in early 2007, and initiated an agreement with an independent sales and marketing contractor. DGHM has also reorganized its executive management structure to include an executive in charge of new marketing initiatives and also plans to hire an additional investment professional.

Wealth Advisory

Boston Private wholly owns or majority owns two wealth advisory firms, RINET and KLS. These firms offer wealth advisory capabilities which Boston Private considers to be an important component of the Company’s regionally based wealth management strategy. Wealth advisory adds profitable fee income to Boston Private’s revenue base that is more resistant to fluctuations in market conditions in comparison to investment management businesses since financial planning fees are usually not tied to the market value of assets under management. The firms offer an open architecture approach and capabilities including tax planning and preparation, asset allocation, estate planning, charitable planning and planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing. Wealth Advisory fees were 6.0% of the Company’s 2006 revenues and increased approximately $1.7 million, or 8.8%, over 2005.

III. Growth

Boston Private pursues growth opportunities in the following target markets.

High Net Worth Households. Boston Private considers high net worth households to be those with at least $2 million of investable assets. Boston Private considers these high net worth individuals and their families to be newly affluent, with wealth created after World War II, and/or wealth in transition where control of family wealth has recently been passed to the next generation, and/or established wealth where families have been preserving wealth over generations.

Institutions & Intermediaries. Boston Private considers corporate defined benefit plans, defined contribution plans, profit sharing plans, and subadvisory relationships to be attractive target clients in the institutional marketplace. Additionally, our affiliates also target small businesses with approximately $5 million to $100 million in annual sales. Key intermediaries include lawyers, venture capital firms and accountants as they provide access to clients who, by nature of their businesses, often require complex and comprehensive financial services.

Foundations & Endowments. Boston Private considers private/public foundations and endowments of at least $5 million to be attractive clients to target for wealth management services. In addition to servicing the foundations and endowments directly, the Company seeks to access additional high net worth individuals that manage and advise these organizations.

Boston Private’s mission is to build a national wealth management enterprise that delivers a comprehensive set of financial services on a regional platform. To achieve these results, the Company has identified three key growth objectives.

Growth by Acquisitions. The Company has identified top geographies in the United States where it plans to form clusters of financial services companies that meet the private banking, investment management and wealth advisory requirements of the wealth management marketplace. The Company’s bank supervisory and regulatory authorities regulate any acquisitions the Company seeks to make, and in many cases, approval by these authorities is required prior to the consummation of such acquisitions.

Organic Growth. Net new sales are critical to each affiliate achieving its growth goals. By investing in additional capabilities that add to core strengths, Boston Private and its affiliates are focused on building critical mass within each regional cluster and investing in activities that promote organic growth, such as adding complementary products/services. Where possible, the Company will seek to capitalize on synergies and cross selling opportunities within these regional clusters, but these efforts are not expected to be critical drivers of the Company’s growth.

Affiliate Management by Boston Private. The management of Boston Private has structured the governance of its affiliate enterprise to promote autonomy and independence in its affiliates. The Company expects each affiliate to meet the highest level of corporate governance mandates and expects each affiliate to adhere to the operational standards of the highly regulated financial services industry.

IV. Financial Condition

A. Liquidity

Liquidity is defined as the Company’s ability to generate cash adequate to meet its needs for day-to-day operations and material long and short-term commitments. The Company manages its liquidity based on demand, commitments, specific events and uncertainties to meet current and future financial obligations of a short-term nature. The Company’s objective in managing liquidity is to respond to the needs of depositors and borrowers as well as to earnings enhancement opportunities in a changing marketplace.

Management is responsible for establishing and monitoring liquidity targets as well as strategies to meet these targets. In general, the Company maintains a relatively high degree of liquidity. At December 31, 2006, consolidated cash and cash equivalents and securities available-for-sale amounted to $763 million, or 13.2% of total assets of the Company.

Liquidity at the Holding Company should also be considered separately from the consolidated liquidity as there are restrictions on the ability of the banking affiliates to distribute funds to the Holding Company. The Holding Company’s primary sources of funds are dividends from its subsidiaries, a $75 million committed line of credit with an unaffiliated bank, and access to the money and capital markets. The purpose of the line of credit is to provide short-term working capital to the Company and its subsidiaries, if necessary. The Company is required to maintain various loan covenants in conjunction with the revolving credit agreement. As of December 31, 2006, the Company was in compliance with these covenants and there were no outstanding borrowings under this line of credit. In the short-term, management anticipates the cost of borrowing under the line of credit will be lower than the cost of accessing the capital markets to issue additional common stock. However, it may be necessary to raise capital to meet regulatory requirements even though it would be less expensive to borrow the cash needed.

Dividends from the Banks are limited by various regulatory requirements relating to capital adequacy and retained earnings. See “Dividends.” Management believes that the Company has adequate liquidity to meet its commitments for the foreseeable future.

Bank Liquidity. Boston Private Bank is a member of the FHLB of Boston, and as such, has access to both short and long-term FHLB borrowings. At December 31, 2006 Boston Private Bank had available credit of $253.4 million from the FHLB. Liquid assets (i.e. cash and due from banks, federal funds sold, and investment securities) totaled $569.6 million, which equals 24.8% of Boston Private Bank’s total liabilities and 23.2% of Boston Private Bank’s total assets. Management believes that Boston Private Bank has adequate liquidity to meet its commitments for the foreseeable future.

Borel is a member of the FHLB of San Francisco, and as such, has access to short and long-term borrowings from the FHLB. At December 31, 2006, Borel had available credit of $203.1 million from the FHLB. Borel manages its cash position in a manner that avoids reliance on short-term borrowings or brokered deposits. Concentrations of deposits from any one source are also avoided. At December 31, 2006, liquid assets, (i.e. cash and due from banks, federal funds sold, and investment securities) totaled $56.0 million, or 6.4% of Borel’s total liabilities and 5.8% of its total assets. Management believes that Borel has adequate liquidity to meet its commitments for the foreseeable future.

FPB is a member of the FHLB of San Francisco, and as such, has access to short and long-term borrowings from the FHLB. At December 31, 2006, FPB had available credit of $97.9 million from the FHLB. At December 31, 2006, liquid assets, (i.e. cash and due from banks, federal funds sold, and investment securities), totaled $88.1 million, or 19.0% of FPB’s total liabilities and 15.9% of its total assets. Management believes that FPB has adequate liquidity to meet its commitments for the foreseeable future.

Gibraltar is a member of the FHLB of Atlanta, and as such, has access to short and long-term borrowings from the FHLB. At December 31, 2006, Gibraltar had available credit of $277.3 million from the FHLB. At December 31, 2006, liquid assets, (i.e. cash and due from banks, federal funds sold, and investment securities), totaled $28.8 million, or 2.4% of Gibraltar’s total liabilities and 1.9% of its total assets. Management believes that Gibraltar has adequate liquidity to meet its commitments for the foreseeable future.

In addition to the above liquidity, the Banks have access to the Federal Reserve Banks’ Discount Window facility which can provide short term liquidity as “lender of last resort.”

Holding Company Liquidity. At December 31, 2006, the estimated cash payments accrued under deferred purchase obligations was approximately $10.0 million which is to be paid in 2007, 2008, and 2009. The timing of these payments varies depending on the specific terms of each business acquisition agreement. Variability exists in these estimated cash flows because certain payments may be based on amounts yet to be determined, such as earn out agreements that may be based on adjusted earnings, revenues or selected AUM.

Additionally, the Company along with DGHM, KLS and Anchor have put and call options that would require the Company to purchase (and DGHM, KLS and Anchor shareholders to sell) the remaining minority ownership interests in these three companies at the then fair market value. Future payments under these put and call options can not be estimated due to the unpredictability of exercises of those rights and fair market values at future dates.

The Company is required to pay interest quarterly on its trust preferred debt. The estimated cash outlay for the interest payments in 2007 is approximately $13.2 million. The Company presently plans to pay cash dividends on its common stock on a quarterly basis. Based on the current dividend rate, the Company estimates the amount to be paid out in 2007 for dividends to shareholders will be approximately $13.2 million.

Cash flow comparison for the years ended December 31, 2006 and 2005

Net cash provided by operating activities totaled $74.5 million and $95.2 million for the years ended December 31, 2006 and 2005, respectively. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Cash provided by operating activities decreased $20.8 million from 2005 to 2006 due to lower net proceeds from the sale of mortgage loans, and other operating activities; partially offset by increases in net income and depreciation and amortization.

Net cash used in investing activities totaled $746.7 million and $455.3 million for the years ended December 31, 2006 and 2005, respectively. Investing activities of the Company include loan activities, investment activities and capital expenditures. The $291.4 million increase in cash used in investing activities was primarily due to increased growth of the Bank’s loan portfolio as compared to 2005, and cash paid for acquisitions, net of cash acquired, which include payments in the Anchor acquisition and certain earn-out payments from prior acquisitions.

Net cash provided by financing activities totaled $539.3 million and $603.5 million for the years ended December 31, 2006 and 2005, respectively. The $64.2 million decrease in cash provided by financing activities was due to the proceeds from the trust preferred debt and the settlement of the Company’s forward sale agreement to fund the Gibraltar acquisition in 2005; slower growth in deposits and increased use of borrowings to fund a portion of the loan growth in 2006.

Cash flow comparison for the years ended December 31, 2005 and 2004

Net cash provided by operating activities totaled $95.2 million and $18.9 million for the years ended December 31, 2005 and 2004, respectively. Cash provided by operating activities increased $76.3 million from 2004 to 2005 primarily due to increased proceeds from the sale of mortgage loans. Proceeds from the sale of mortgage loans is primarily dependent upon customer demand for fixed rate loans as the Banks typically sell the majority of fixed rate residential mortgage loan originations. Also, the Company acquired FPB in 2004 and this added to the additional increase in proceeds from sale of mortgage loans.

Net cash used in investing activities totaled $455.3 million and $575.7 million for the years ended December 31, 2005 and 2004, respectively. The $120.4 million decrease in cash used in investing activities was primarily due to increased proceeds from the sale and maturities of investments, net of purchases, and a decrease in net cash paid for acquisitions. These were partially offset by increased growth in the Bank’s loan portfolios, as compared to the growth in 2004.

Net cash provided by financing activities totaled $603.5 million and $592.2 million for the years ended December 31, 2005 and 2004, respectively. The increase in cash provided by financing activities was primarily due to the proceeds from the common stock issuance in the Gibraltar acquisition in 2005 which were offset by decreased use of FHLB borrowings.

Contractual obligations:

The schedules below present a detail of the maturities of the Company’s contractual obligations and commitments as of December 31, 2006. See “Financial Statements and supplementary Data—Notes 13 to 15 to the Consolidated Financial Statements” for terms of borrowing arrangements and interest rates.

	December 31, 2006 Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Federal Home Loan Bank borrowings	$602,903	$254,902	$125,972	$145,783	$76,246
Securities sold under agreements to repurchase	77,605	77,605	—	—	—
Junior subordinated debentures	234,021	—	—	—	234,021
Operating lease obligations	119,907	13,721	27,743	28,189	50,254
Deferred acquisition obligations (cash portion)	9,987	3,484	6,503	—	—
Bonus and commissions	39,781	37,181	1,600	1,000	—
Data processing	11,208	3,978	4,985	2,245	—
Other long-term obligations	27,637	2,197	101	—	25,339

Total contractual obligations at December 31, 2006	$1,123,049	$393,068	$166,904	$177,217	$385,860

The amounts below related to commitments to originate loans, unused lines of credit, and letters of credit are at the discretion of the customer and may never actually be drawn upon. The contractual amount of the Company’s financial instruments with off-balance sheet risk are as follows:

	December 31, 2006 Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Unadvanced portion of loans, unused lines of credit, and commitments to originate loans	$1,210,512	$954,818	$146,113	$8,336	$101,245
Letters of credit	38,532	37,254	1,278	—	—
Forward commitments to sell loans	33,854	33,854	—	—	—

Total commitments	$1,282,898	$1,025,926	$147,391	$8,336	$101,245

B. Capital Resources

Total Shareholders’ equity of the Company at December 31, 2006 was $635.2 million, compared to $539.3 million at December 31, 2005, an increase of $95.9 million. The increase was primarily the result of our common stock issued in connection with the acquisition of Anchor, combined with our current year earnings, proceeds from options exercised including tax benefits, if any, common stock issued in connection with stock grants to employees, common stock issued for contingent payments on acquisitions, and the change in accumulated other comprehensive income. These increases were partially offset by dividends paid to shareholders.

As a bank holding company, the Company is subject to a number of regulatory capital requirements that have been adopted by the Federal Reserve Board. At December 31, 2006, the Company’s Tier I leverage capital ratio stood at 8.22%, compared to 7.64% at December 31, 2005. The Company is also subject to a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2006, the Company had a Tier I risk-based capital ratio of 10.70% compared to

10.57% at December 31, 2005. The Company had a Total risk-based capital ratio of 12.24% at December 31, 2006, compared to 13.14% at December 31, 2005. The minimum Tier I leverage, Tier I risk-based, and Total risk-based capital ratios necessary to enable the Company to be classified for regulatory purposes as a “well capitalized” institution are 5.00%, 6.00% and 10.00%, respectively. The Company was considered to be “well capitalized” as of December 31, 2006 and 2005. See “Business—Bank Regulatory Considerations—Certain Restrictions on Activities and Operations of Boston Private—Capital Requirements.”

The decrease in the Company’s Total risk-based capital ratio, as compared to the prior year-end, resulted from the strong asset growth at the Banks and goodwill and intangibles recorded on the Company’s minority interests in BOS and Coldstream Capital. These items were partially offset by increases in equity in 2006 resulting from the common stock issued in the Anchor acquisition, net income, and stock option exercises.

At December 31, 2006, Boston Private Bank’s Tier I leverage capital ratio stood at 6.78%, compared to 6.54% at December 31, 2005. Boston Private Bank had a Tier I risk-based capital ratio of 10.15% and a Total risk-based capital ratio of 11.40% at December 31, 2006. This compares to a Tier I risk-based capital ratio of 9.90% and a Total risk-based capital ratio of 11.15% at December 31, 2005. Boston Private Bank was considered to be “well capitalized” as of December 31, 2006 and 2005.

At December 31, 2006, Borel’s Tier I leverage capital ratio stood at 9.60%, compared to 9.02% at December 31, 2005. Borel had a Tier I risk-based capital ratio of 9.74% and a Total risk-based capital ratio of 10.89% at December 31, 2006. This compares to a Tier I risk-based capital ratio of 10.17% and a Total risk-based capital ratio of 11.42% at December 31, 2005. Borel was considered to be “well capitalized” as of December 31, 2006 and 2005.

At December 31, 2006, FPB’s Tier I leverage capital ratio stood at 9.94%, compared to 9.22% at December 31, 2005. FPB had a Tier I risk-based capital ratio of 10.74% and a Total risk-based capital ratio of 11.90% at December 31, 2006. This compares to a Tier I risk-based capital ratio of 10.66% and a Total risk-based capital ratio of 11.86% at December 31, 2005. FPB was considered to be “well capitalized” as of December 31, 2006 and 2005.

At December 31, 2006, Gibraltar’s Tier I leverage capital ratio stood at 7.51% compared to 7.59% at December 31, 2005. Gibraltar had a Tier I risk-based capital ratio of 9.89% and a Total risk-based capital ratio of 11.06% at December 31, 2006. This compares to a Tier I risk-based capital ratio of 10.28% and a Total risk-based capital ratio of 11.41% at December 31, 2005. Gibraltar was considered to be “well capitalized” as of December 31, 2006 and 2005.

C. Condensed Consolidated Balance Sheet and Discussion

	December 31,		Increase/ (Decrease)	% Change
	2006	2005*
	(In thousands)
Assets:
Total cash and investments	$817,299	$957,176	$(139,877)	(14.6)%
Loans held for sale	5,224	12,883	(7,659)	(59.5)%
Total loans	4,311,252	3,624,240	687,012	19.0%
Less: allowance for loan losses	43,387	37,607	5,780	15.4%

Net loans	4,267,865	3,586,633	681,232	19.0%
Goodwill and intangible assets	460,964	384,407	76,557	19.9%
Other assets	212,192	177,469	34,723	19.6%

Total assets	$5,763,544	$5,118,568	$644,976	12.6%

Liabilities and Equity:
Deposits	$4,077,831	$3,748,141	$329,690	8.8%
Total borrowings	914,529	703,379	211,150	30.0%
Other liabilities	135,987	127,700	8,287	6.5%

Total liabilities	5,128,347	4,579,220	549,127	12.0%
Total shareholders’ equity	635,197	539,348	95,849	17.8%

Total liabilities and shareholders’ equity	$5,763,544	$5,118,568	$644,976	12.6%

*	Adjusted to include the impact of stock-based compensation expense.

Total Assets. Total assets increased $645.0 million, or 12.6%, to $5.8 billion at December 31, 2006 from $5.1 billion at December 31, 2005. The acquisition of Anchor in 2006 increased total assets by approximately $88.3 million including the purchase method accounting entries. The remaining increase of $557.0 million in total assets was due to organic growth at our existing companies and the increase in equity primarily from the Company’s issuance of common stock and net income.

Investments. Total cash and investments securities decreased $139.9 million from the prior year. The decrease was primarily due to the Banks’ loan growth exceeding deposit growth and the Banks’ decreased investments to fund a portion of the new loan growth.

The Banks acquire securities for various purposes such as providing a source of income through interest income, or subsequent sale of the securities, liquidity, and to manage interest rate and liquidity risk. Total investments (consisting of cash, federal funds sold, money market investments, investment securities, and stock in the Federal Home Loan Bank and Bankers Bank) were $817.3 million, or 14.2% of total assets, at December 31, 2006. The Bankers Bank is a specially chartered correspondent bank that is owned by and dedicated to serving the needs of community financial institutions.

Investment maturities, principal payments and sales provided $400.2 million of cash proceeds; and $380.4 million was spent on purchases of new investments. The timing of sales and reinvestments is based on various factors, including management’s evaluation of interest rate trends and the Company’s liquidity. The investment portfolio carried a total of $667 thousand of unrealized gains and $4.1 million of unrealized losses at December 31, 2006, compared to $385 thousand of unrealized gains and $6.2 million of unrealized losses at December 31, 2005. The investments held at December 31, 2006 are not considered to be other-than-temporary impaired, because the decline in market value is primarily attributable to changes in interest rates and not credit quality, and because the Company has the intent and ability to hold these investments until a market price recovery or maturity. Management periodically evaluates the investment alternatives to properly manage the overall balance sheet and its related risks.

Loans Held for Sale. Loans held for sale decreased $7.7 million to $5.2 million at December 31, 2006 from $12.9 million at December 31, 2005. This decrease was primarily the result of the timing of loan sales, the type of residential loans originated at the Banks, and in the case of FPB, liquidity and the availability of this product from an unaffiliated loan broker. The Banks generally sell their fixed rate residential loan originations and hold all variable rate loans to mitigate interest rate risk.

Loans. Total portfolio loans increased $687.0 million, or 19.0%, in 2006 to $4.3 billion, or 74.8% of total assets, at December 31, 2006, compared with $3.6 billion, or 70.8% of total assets, at December 31, 2005. This increase was primarily driven by organic growth at the Banks.

Commercial loans increased $303.5 million, or 19.4%, to $1.9 billion at December 31, 2006 from $1.6 billion at December 31, 2005. The increase in the commercial loan portfolio was primarily driven by organic growth at the Banks, and the customer demand for this type of loan product.

Construction loans increased $153.3 million, or 32.0%, to $632.3 million at December 31, 2006 from $479.0 million at December 31, 2005. The increase in the construction loan portfolio was primarily driven by organic growth at the Banks, and the market for new construction.

Residential mortgage loans increased $208.4 million or 15.6%, to $1.5 billion at December 31, 2006 from $1.3 billion at December 31, 2005. The increase in the residential loan portfolio was primarily driven by organic growth at the Banks, the decrease in the amount of customers refinancing their loan with a competitor, and the mix of origination type between fixed and variable. The Banks generally sell fixed rate residential loans and hold variable rate loans in their portfolio.

Deposits. The Company experienced an increase of $329.7 million, or 8.8%, in deposits during 2006, to $4.1 billion, or 70.8% of total assets, at December 31, 2006 from $3.7 billion, or 73.2% of total assets, at December 31, 2005. The increase can be attributed to strong sales organizations, successful expansion of banking offices, retention of clients, and competitive products.

Borrowings. Total borrowings (consisting of securities sold under agreements to repurchase (“repurchase agreements”), FHLB borrowings, and junior subordinated debentures) increased $211.2 million, or 30.0%, during 2006 to $914.5 million from $703.4 million at December 31, 2005.

FHLB borrowings increased $240.9 million in 2006, or 66.5%, to $602.9 million from $362.0 million at December 31, 2005. The increase in FHLB borrowings can be attributable to the strong loan growth outpacing deposit growth and the Banks having to rely on FHLB borrowings to fund a portion of the loan growth.

D. Asset Quality

The Company’s non-performing assets include non-accrual loans, other real estate owned (“OREO”), and repossessed assets. The following table sets forth information regarding non-accrual loans, OREO, repossessed assets, loans past due 90 days or more, but still accruing, and delinquent loans 30-89 days past due as to interest or principal, held by the Company at the dates indicated.

	December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Loans accounted for on a non-accrual basis	$9,999	$7,900	$1,137	$1,311	$1,057
OREO	—	—	377	—	—
Repossessed Assets	550	—	—	—	—

Total non-performing assets	$10,549	$7,900	$1,514	$1,311	$1,057

Loans past due 90 days or more, but still accruing	$24	$132	$—	$—	$—
Delinquent loans 30-89 days past due	$13,424	$7,907	$3,965	$3,686	$3,981
Non-accrual loans as a % of total loans	0.23%	0.22%	0.05%	0.08%	0.08%
Non-performing assets as a % of total assets	0.18%	0.15%	0.05%	0.06%	0.06%
Delinquent loans 30-89 days past due as a % of total loans	0.31%	0.22%	0.18%	0.23%	0.31%

E. Risk Elements of the Loan Portfolio

The Banks discontinue the accrual of interest on a loan when the collectibility of principal or interest is in doubt. In certain instances, loans that have become 90 days past due may remain on accrual status if the value of the collateral securing the loan is sufficient to cover principal and interest and the loan is in the process of collection. OREO consists of real estate acquired through foreclosure proceedings and real estate acquired through acceptance of a deed in lieu of foreclosure. In addition, the Company may, under certain circumstances, restructure loans as a concession to a borrower.

Non-Performing Assets. Total non-performing assets increased from $7.9 million, or 0.15% of total assets at December 31, 2005, to $10.5 million, or 0.18% of total assets, at December 31, 2006 an increase of $2.6 million, or 33.5%. The increase in non-performing assets was primarily due to one new non-accrual loan of approximately $6.4 million and a repossessed asset with a carrying amount of $550 thousand in the third quarter of 2006 at FPB. These increases were partially offset by payoffs on the previously reported non-accrual loans and non-accrual loans returning to performing status.

The Company continues to evaluate the underlying collateral of each non-performing loan and pursues the collection of interest and principal. The repossessed asset is currently being marketed for sale. Also see “Financial Statements and Supplementary Data—Note 7: Loans Receivable and Note 8: Allowance for Credit Losses to Consolidated Financial Statements” for further information on non-performing assets.

Delinquencies. At December 31, 2006, $13.4 million, or 0.31% of total loans, were 30 to 89 days past due, an increase of $5.5 million, or 69.8%, from the $7.9 million, or 0.22% of total loans, at December 31, 2005. There were $24 thousand of loans 90 days past due and still accruing as of December 31, 2006, a decrease of $108 thousand, from December 31, 2005. The increase in loan delinquencies is primarily due to the growth of the Banks’ loan portfolios. A significant amount of the loans 30 to 89 days past due were brought current in January 2007. The Company believes most of these loans are adequately secured and the payment performance of these borrowers varies from month to month.

Potential Problem Loans. The Banks’ management adversely classifies certain loans using an internal rating system based on criteria established by federal bank regulatory authorities. These loans evidence weakness or potential weakness related to repayment history, the borrower’s financial condition, or other factors. Delinquent loans may or may not be adversely classified depending upon management’s judgment with respect to each individual loan. At December 31, 2006, the Company had classified $35.1 million of loans as substandard, special mention, doubtful, or loss based on the rating system adopted by the Company, compared to $12.1 million at December 31, 2005. The increase in classified loans was primarily due to a $7.0 million loan at Boston Private Bank, a $6.4 million loan at FPB, and the increased loan portfolio.

Allowance for Loan Losses. The allowance for loan losses is established through provisions charged to operations. Assessing the adequacy of the allowance for loan losses involves substantial uncertainties and is based upon management’s evaluation of the amounts required to meet estimated charge-offs in the loan portfolio after weighing various factors. Among these factors are the risk characteristics of the loan portfolio, the quality of specific loans, the level of nonaccruing loans, current economic conditions, trends in delinquencies and charge-offs, and the value of underlying collateral, all of which can change frequently. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

While management evaluates currently available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review a financial institution’s allowance for loan losses and carrying amounts of OREO. Such agencies may require the financial institution to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

F. Off-Balance Sheet Arrangements

The Company and its subsidiaries own equity interests in certain limited partnerships and limited liability companies. Most of these are investment vehicles that are managed by one of the Company’s investment adviser subsidiaries. The Company accounts for these investments under the equity method of accounting so the total amount of assets and liabilities of the investment partnerships are not included in the consolidated financial statements of the Company.

G. Income/Expense

In 2006, Boston Private demonstrated strong growth in the fundamental drivers of its business within the Company’s control. The Company is also strategically aligned to benefit from stock market appreciation while continuing to manage the impact of a competitive deposit environment and an inverted yield curve.

1. Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volumes (changes in average balance multiplied by prior year average rate) and (ii) changes attributable to changes in rate (change in average interest rate multiplied by prior year average balance). Changes attributable to the combined impact of volumes and rates have been allocated proportionately to separate volume and rate categories.

	2006 vs. 2005			2005 vs. 2004
	Change Due To			Change Due To
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)
INTEREST INCOME ON INTEREST-EARNING ASSETS:
Cash and investments	$5,882	$(1,172)	$4,710	$5,633	$1,885	$7,518
Loans:
Commercial and construction	11,110	48,394	59,504	12,234	31,153	43,387
Residential mortgage	7,643	26,027	33,670	1,667	12,539	14,206
Home equity and other consumer loans	1,824	10,334	12,158	1,337	2,897	4,234

Total interest income	26,459	83,583	110,042	20,871	48,474	69,345

INTEREST EXPENSE ON INTEREST-BEARING LIABILITIES:
Deposits:
Savings and NOW	$4,127	$974	$5,101	$1,010	$174	$1,184
Money market	18,389	8,414	26,803	7,564	3,408	10,972
Certificates of deposit	9,228	6,494	15,722	4,726	3,294	8,020
Borrowed funds	4,305	13,337	17,642	1,165	7,844	9,009

Total interest expense	36,049	29,219	65,268	14,465	14,720	29,185

NET INTEREST INCOME	$(9,590)	$54,364	$44,774	$6,406	$33,754	$40,160

2. Net Interest Income and Margin

Net interest income represents the difference between interest earned, primarily on loans and investments, and interest paid on funding sources, primarily deposits and borrowings. Interest rate spread is the difference of the average rate earned on total interest earning assets and the average rate paid on total interest-bearing liabilities. Net interest margin is the amount of net interest income, on a fully taxable-equivalent basis, expressed as a percentage of average interest-earning assets. The average rate earned on earning assets is the amount of taxable equivalent interest income expressed as a percentage of average earning assets. The average rate paid on interest-bearing liabilities is equal to interest expense expressed as a percentage of average interest-bearing liabilities. The following table sets forth the composition of the Company’s net interest margin for the years ended December 31, 2006, 2005, and 2004.

	Years Ended December 31
	2006			2005			2004
	Average Balance	Interest Earned/ Paid	Avg. Rate	Average Balance	Interest Earned/ Paid	Avg. Rate	Average Balance	Interest Earned/ Paid	Avg. Rate
	(In thousands)
ASSETS
Earning assets:
Cash and investments(1)	$701,653	$30,824	4.39%	$734,314	$25,882	3.52%	$641,488	$18,168	2.81%
Loans:(2)
Commercial and construction	2,226,396	172,002	7.70%	1,581,658	111,760	7.06%	1,116,592	67,880	6.08%
Residential mortgage	1,466,182	82,255	5.61%	988,799	48,585	4.91%	732,263	34,379	4.75%
Home equity and other consumer	263,045	20,714	7.75%	128,673	8,556	6.61%	82,053	4,322	5.24%

Total earning assets	4,657,276	305,795	6.55%	3,433,444	194,783	5.67%	2,572,396	124,749	4.84%

Less: Allowance for loan losses	40,101			29,744			24,141
Cash and due from banks	60,681			54,300			50,970
Other assets	633,886			410,399			245,669

Total assets	$5,311,742			$3,868,399			$2,844,894

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Deposits:
Savings and NOW	$453,587	$6,754	1.49%	$315,967	$1,653	0.52%	$243,826	$469	0.19%
Money market	1,768,655	49,002	2.77%	1,347,872	22,199	1.65%	1,071,663	11,227	1.05%
Certificates of deposit	767,736	31,506	4.10%	571,843	15,784	2.76%	423,125	7,764	1.84%
Borrowed funds	858,976	39,257	4.54%	556,099	21,615	3.89%	352,175	12,606	3.58%

Total interest-bearing liabilities	3,848,954	126,519	3.28%	2,791,781	61,251	2.19%	2,090,789	32,066	1.51%

Noninterest bearing demand deposits	735,224			582,960			374,393
Payables and other liabilities	141,098			105,899			85,305

Total liabilities	4,725,276			3,480,640			2,550,487
Shareholders’ equity	586,466			387,759			294,407

Total liabilities and Shareholders’ equity	$5,311,742			$3,868,399			$2,844,894

Net interest income		$179,276			$133,532			$92,683
Interest rate spread			3.27%			3.48%			3.33%
Net interest margin			3.84%			3.88%			3.61%

(1)	Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 35% for each year presented. These adjustments were $5.8 million, $4.8 million, and $4.1 million for the years ended December 31, 2006, 2005, and 2004, respectively.
(2)	Loans held for sale and non-accrual loans are included in average loan balances.

3. Condensed Consolidated Statement of Operations

	Year Ended December 31,			2006		2005
	2006	2005*	2004*	Increase	%	Increase	%
	(In thousands, except share data)
Net interest income	$173,513	$128,739	$88,579	$44,774	34.8%	$40,160	45.3%
Fees and other income:
Investment management and trust fees	137,732	105,873	92,147	31,859	30.1%	13,726	14.9%
Wealth advisory fees	20,760	19,086	7,898	1,674	8.8%	11,188	141.7%
Earnings in equity investments	3,034	1,556	1,019	1,478	95.0%	537	52.7%
Gain on sale of loans, net	1,972	1,774	1,424	198	11.2%	350	24.6%
Other income	7,843	6,298	5,725	1,545	24.5%	573	10.0%

Total fees and other income	171,341	134,587	108,213	36,754	27.3%	26,374	24.4%

Total revenues	344,854	263,326	196,792	81,528	31.0%	66,534	33.8%

Provision for loan losses	6,179	5,438	4,285	741	13.6%	1,153	26.9%
Operating expenses
Salaries and employee benefits	163,438	123,387	97,110	40,051	32.5%	26,277	27.1%
Occupancy and equipment	29,149	21,053	15,702	8,096	38.5%	5,351	34.1%
Professional services	13,346	10,270	7,477	3,076	30.0%	2,793	37.4%
Amortization of intangibles	13,649	7,634	4,664	6,015	78.8%	2,970	63.7%
Other expenses	30,867	23,925	18,091	6,942	29.0%	5,834	32.2%
Minority interest	3,699	2,512	1,428	1,187	47.3%	1,084	75.9%

Total operating expenses and minority interest	254,148	188,781	144,472	65,367	34.6%	44,309	30.7%

Income before income taxes	84,527	69,107	48,035	15,420	22.3%	21,072	43.9%
Income tax expense	30,154	25,561	16,802	4,593	18.0%	8,759	52.1%

Net income	$54,373	$43,546	$31,233	$10,827	24.9%	$12,313	39.4%

Diluted earnings per share	$1.43	$1.38	$1.10	$0.05	3.6%	$0.28	25.5%

*	Adjusted to include the impact of stock-based compensation expense.

4. Comparison of Years Ended December 31, 2006 and 2005

Net Income. The Company reported net income of $54.4 million, or $1.43 per diluted share, for 2006 compared to $43.5 million or $1.38 per diluted share, in 2005. The increase of $10.8 million in net income was the result of the Company’s expansion through acquisitions and organic growth. The Company recognized 39.8% growth in its consolidated AUM and advisory and 12.6% growth in its total assets. The growth in AUM was primarily due to the acquisition of Anchor and market action. The increase in total assets was primarily due to strong loan growth at the Banks.

Net Interest Income. Net interest income increased $44.8 million, or 34.8%, from $128.7 million in 2005 to $173.5 million in 2006. The growth in net interest income was accomplished through growing the Company’s loan portfolio with proceeds from increased deposits and borrowings coupled with the acquisition of Gibraltar in 2005. The $44.8 million increase in net interest income in 2006 is the net result of $54.4 million in increased business volumes (change in average balance multiplied by the prior year average rate) net of $9.6 million from rate changes (change in average interest rate multiplied by the prior year average balance).

Interest and Dividend Income. Interest and dividend income increased $110.0 million, or 57.9%, from $190.0 million in 2005 to $300.0 million in 2006 as a result of increases in interest income on loans (commercial and construction, residential, and home equity and other consumer) and investments (taxable investment securities, non-taxable investment securities, mortgage-backed securities, federal funds sold, FHLB dividends, and other). 58.6%, or $64.4 million, of the $110.0 increase in interest and dividend income was due to the acquisition of Gibraltar. The remaining increase was due to the strong loan growth at the Banks.

Interest income on commercial and construction loans increased $59.5 million, or 53.9%, from $110.3 million in 2005 to $169.8 million in 2006 as a result of a 40.8% increase in average balances and a 9.1% increase in the average yield. The increase in the average balance of commercial and construction loans was due to a combination of the acquisition of Gibraltar in 2005 as well as organic growth of the loan portfolios at the Banks. The increase in the yield is primarily due to the rising short-term interest rate environment and the majority of loan rates based on the Prime rate or the London Inter Bank Offering Rate (“LIBOR”). 46.2%, or $27.5 million, of the $59.5 million increase in commercial and construction loan income is attributable to the acquisition of Gibraltar.

Interest income from residential mortgage loans increased $33.7 million, or 69.3%, from $48.6 million in 2005 to $82.3 million in 2006 as a result of a 48.3% increase in average balances and a 14.3% increase in the average yield. The increase in the average balance of residential loans was due to a combination of the acquisition of Gibraltar in 2005 as well as organic growth of the loan portfolios at the Banks. The increase in the yield was primarily due to adjustable rate mortgage (“ARM”) loans repricing at higher rates. 77.2%, or $26.0 million, of the $33.7 million increase in residential mortgage loan income is attributable to the acquisition of Gibraltar.

Interest income from home equity and other consumer loans increased $12.2 million, or 142.1%, from $8.6 million in 2005 to $20.7 million in 2006 as a result of a 104.4% increase in average balances and a 17.2% increase in the average yield. The increase in the average balance of home equity and other consumer loans was due to a combination of the acquisition of Gibraltar as well as organic growth of the loan portfolios at the Banks. The increase in the yield was primarily due to the majority of home equity loan rates based on the Prime rate which has increased 100 basis points from December 31, 2005 to December 31, 2006. 87.0%, or $10.6 million, of the $12.2 million increase in home equity and other consumer loan income is attributable to the acquisition of Gibraltar.

Investment income increased $4.7 million, or 20.9%, from $22.5 million in 2005 to $27.2 million in 2006 as a result of an 81 basis point increase, or 22.3%, in average yield, partially reduced by a $32.7 million decrease in the average balance of investments. The decrease in the average balance was due to lower liquidity at the Banks, which was partially offset by the acquisition of Gibraltar. Investment decisions are made based on anticipated liquidity, loan demand, and asset liability management decisions. 8.0%, or $377 thousand, of the $4.7 million increase in investment income is attributable to the acquisition of Gibraltar.

Interest Expense. Interest paid on deposits and borrowings increased $65.3 million, or 106.6%, from $61.3 million in 2005 to $126.5 million in 2006. 47.4%, or $30.9 million of the $65.3 million increase in interest paid on deposits and borrowings is attributable to the acquisition of Gibraltar and the interest expense on the junior subordinated debentures associated with the acquisition.

Interest paid on deposits increased $47.6 million, or 120.2%, from $39.6 million in 2005 to $87.3 million in 2006 as a result of a $754.3 million, or 33.7%, increase in the average balance and a 115 basis point, or 65.0%, increase in the average rate paid. The increase in the average balance of deposits was due to the acquisition of Gibraltar and organic growth at the Banks. The increase in the average rate paid was due to the rising short-term interest rate environment and the competition in the market for deposits. 38.4%, or $18.3 million, of the $47.6 million increase in interest paid on deposits is attributable to the acquisition of Gibraltar.

Interest paid on borrowings increased $17.6 million, or 81.6%, from $21.6 million in 2005 to $39.3 million in 2006 as a result of a $302.9 million, or 54.5%, increase in the average balance and a 65 basis point, or 16.7%, increase in the average rate paid. The increase in the average balance of borrowings was due to the issuance of the junior subordinated debentures that took place at the end of the third quarter of 2005 to fund a portion of the acquisition of Gibraltar, the additional FHLB borrowings used by Boston Private Bank and Gibraltar to fund a portion of their loan portfolios, and the assumption of Gibraltar’s junior subordinated debentures. Interest expense on the junior subordinated debentures assumed in the Gibraltar acquisition combined with the debentures issued in the third quarter 2005 was $7.4 million during 2006, compared to $1.9 million in 2005. 71.7%, or $12.6 million, of the $17.6 million increase in interest paid on borrowings is attributable to the acquisition of Gibraltar, including the interest expense on the junior subordinated debentures.

Provision for Loan Losses. The provision for loan losses increased $741 thousand, or 13.6%, from $5.4 million in 2005 to $6.2 million in 2006. These provisions reflect continued loan growth and the acquisition of Gibraltar in 2005. Management evaluates several factors including new loan originations, estimated charge-offs, and risk characteristics of the loan portfolio when determining the provision for loan losses. These factors include the level and mix of loan growth, the level of non-accrual and delinquent loans, and the level of charge-offs and recoveries. Charge-offs, net of recoveries were $399 thousand in 2006 compared to charge-offs, net of recoveries of $46 thousand for the same period in 2005.

Fees and Other Income. Total fees and other income increased $36.8 million, or 27.3%, from $134.6 million in 2005 to $171.3 million in 2006. 62.6%, or $23.0 million, of the increase is driven by the acquisitions of Gibraltar and Anchor. The remaining $13.7 million increase is due to increases in our investment management and trust fees primarily due to growth in AUM, wealth advisory fees, and earnings in equity investments.

Investment management and trust fees increased $31.9 million, or 30.1%, from $105.9 million in 2005 to $137.7 million in 2006. 67.7%, or $21.6 million, of the increase is driven by the acquisitions of Gibraltar and Anchor. The remaining $10.3 million is due to increased AUM primarily as a result of market action. AUM, excluding the assets from the wealth advisors KLS and RINET, increased $7.8 million, or 45.5%, from $17.1 billion at December 31, 2005 to $24.8 billion at December 31, 2006. Anchor had $6.4 billion in AUM at December 31, 2006.

Wealth advisory fees increased $1.7 million, or 8.8%, from $19.1 million in 2005 to $20.8 million in 2006. The increase is primarily due to the increase in the number of client relationships and fee increases from existing clients. AUM, managed by the wealth advisors KLS and RINET, increased $720.0 million, or 16.9%, from $4.3 billion at December 31, 2005 to $5.0 billion at December 31, 2006.

Earnings in equity investments increased $1.5 million, or 95.0%, from $1.6 million in 2005 to $3.0 million in 2006. Earnings in equity investments includes: partnership earnings in the Company’s unconsolidated affiliates and performance fee earnings on hedge funds. Partnership earnings increased $863 thousand primarily due the Company’s ownership increase in BOS from 39.7% at December 31, 2005 to 49.7% at December 31, 2006. Performance fee earnings on hedge funds increased $614 thousand as a result of increased investment returns.

Other income increased $1.3 million, or 25.7%, from $4.9 million in 2005 to $6.2 million in 2006. 34.9%, or $439 thousand, of the increase is driven by the acquisitions of Gibraltar and Anchor. The remaining $818 thousand increase is primarily due to the increase in the cash surrender value on Boston Private Bank’s investment in bank owned life insurance (“BOLI”). In the fourth quarter of 2006 Boston Private Bank invested $30 million in BOLI and the Company’s growth.

Operating Expenses and Minority Interest. Total operating expenses and minority interest were $254.1 million in 2006, an increase of $65.4 million, or 34.6%, from 2005 to 2006. 73.0%, or $47.7 million, of the increase is driven by the acquisitions of Gibraltar and Anchor. The remaining $17.6 million increase is due to increases in salaries and benefits as well as other operating expenses resulting from the Company’s growth.

Salaries and employee benefits increased $40.1 million, or 32.5%, from $123.4 million in 2005 to $163.4 million in 2006. 68.3%, or $27.3 million, of the increase is driven by the acquisitions of Gibraltar and Anchor. The remaining $12.7 million increase is primarily due to a 7.7% increase in the number of employees due to growth, as well as normal salary increases and the related taxes and benefits thereon, and staffing at the new banking offices.

Occupancy and equipment expense increased $8.1 million, or 38.5%, from $21.1 million in 2005 to $29.1 million in 2006. 62.1%, or $5.0 million, of the increase is driven by the acquisitions of Gibraltar and Anchor. Included in the $5.0 million increase, is the effect of Gibraltar opening one new location in February 2006 in Naples, Florida and another in New York City in November 2006. The remaining $3.1 million increase is primarily due to the development and opening of new banking offices at Boston Private Bank and Borel. In December 2005 and June 2006 Boston Private Bank opened its Lexington and Hingham, Massachusetts offices and is scheduled to open in Beverly, Massachusetts in 2007. Borel opened its Los Altos, California office in December 2005. Other drivers include increases in technology hardware and software costs, and an increase in rent expense as a result of growth and expansion. In addition, Sand Hill recognized approximately $450 thousand in additional occupancy and equipment expense in 2006 as a result of the new location that was leased in 2006. The additional expense for Sand Hill includes rent on two locations during construction at the new location, write-off of the unamortized leasehold improvements and obsolete equipment associated with the old space.

Professional services increased $3.1 million, or 30%, from $10.3 million in 2005 to $13.3 million in 2006. 81.1%, or $2.5 million, of the increase is driven by the acquisitions of Gibraltar and Anchor. Professional services include legal fees, consulting fees, director fees and other professional services such as audit and tax preparation. The remaining $580 thousand increase is primarily due to Director compensation.

Marketing and business development expense increased $1.9 million, or 28.2%, from $6.8 million in 2005 to $8.7 million in 2006. 85.2%, or $1.6 million, of the increase is driven by the acquisitions of Gibraltar and Anchor. The remaining $284 thousand increase is due to increased marketing initiatives and growth.

Amortization of intangibles increased $6.0 million, or 78.8%, from $7.6 million in 2005 to $13.6 million in 2006. The Anchor acquisition on June 1, 2006, the Gibraltar acquisition of October 1, 2005, as well as the increased investments in the minority interests of BOS and Coldstream increased amortization by $6.6 million. Amortization of the DGHM and KLS intangibles decreased $553 thousand due to the accelerated amortization methods used. The Company expects amortization of intangibles to increase slightly in 2007 due to having a full year of amortization of the intangibles from the Anchor acquisition, partially offset by reduced amortization at DGHM, KLS, and Gibraltar due to the accelerated amortization methods used.

Other expenses increased $4.0 million, or 30.4%, from $13.1 million in 2005 to $17.0 million in 2006. 75.5% or $3.0 million of the increase is driven by the Gibraltar and Anchor acquisitions. Other expenses include insurance, supplies, telephone, mailing expense, publications and subscriptions, employee training, interest on deferred acquisition payments and other miscellaneous business expenses. The remaining $974 thousand increase is due to growth.

Income Tax Expense. Income tax expense was $30.2 million, reflecting an effective tax rate of 35.7%, in 2006 compared to $25.6 million and 37.0%, respectively, in 2005. The effective tax rate was lower in 2006 due to changes in state income apportionment, successful settlement of an outstanding state tax issue and a change in investment strategy resulting in additional tax free income from BOLI.

5. Comparison of Years Ended December 31, 2005 and 2004

Net Income. The Company reported net income of $43.5 million, or $1.38 per diluted share for 2005 compared to $31.2 million or $1.10 per diluted share, in 2004. The increase of $12.3 million in net income was the result of the Company’s expansion through acquisitions, organic growth, and the Banks’ increased net interest margins. The Company recognized 10.5% growth in its AUM and advisory and 56.3% growth in its total assets, which was fueled by deposit growth of 57.1% and loan growth of 61.2%.

Net Interest Income. Net interest income increased $40.2 million, or 45.3%. The increase was attributable to the increased volumes which added approximately $33.8 million of interest income and increased interest rates, which added approximately $6.4 million. The additional volume was due to the acquisition of Gibraltar in 2005 and FPB and Encino in 2004 as well as organic growth. The increased rates were due to the rise in short-term interest rates in 2005.

Interest and Dividend Income. Interest and dividend income increased $69.3 million, or 57.5%, in 2005 as a result of increases in interest income on loans (commercial and construction, residential, and home equity and other consumer) and investments (taxable investment securities, non-taxable investments securities, mortgage-backed securities, federal funds sold, FHLB dividends, and other).

Interest income on commercial and construction loans increased $43.4 million, or 64.8%, in 2005 as a result of a 41.7% increase in average balances and a 16.4% increase in average yield. The increase in the average balance of commercial and construction loans was due to a combination of the acquisitions of Gibraltar, FPB and Encino as well as organic growth of the loan portfolios at the Banks.

Interest income from residential mortgage loans increased $14.2 million, or 41.3%, in 2005 as a result of a 35.0% increase in average balances and a 4.7% increase in average yield. The increase in the average balance of residential loans was due to a combination of the acquisitions of Gibraltar, FPB and Encino as well as organic growth of the loan portfolios at the Banks.

Interest income from home equity and other consumer loans increased $4.2 million, or 98.0%, in 2005 as a result of a 56.8% increase in average balances and a 26.2% increase in average yield. The increase in the average balance of home equity and other consumer loans was due to a combination of the acquisitions of Gibraltar, FPB and Encino as well as organic growth of the loan portfolios at the Banks.

Investment income increased $7.5 million, or 50.1%, in 2005 as a result of a $31.4 million increase in the average balance and a 69 basis point increase, or 24.3%, in average yield. The increase in the average balance was due to a combination of the acquisitions of Gibraltar, FPB and Encino as well as additional liquidity and the corresponding investment or lending alternatives made by the Banks. Investment decisions are made based on anticipated liquidity, loan demand, and asset liability management decisions.

Interest Expense. Interest paid on deposits and borrowings increased $29.2 million, or 91.0%, in 2005. Interest paid on deposits increased $20.2 million as a result of a $497.1 million, or 28.6%, increase in the average balance and a 65 basis point or 58.1% increase in the average rate paid. The increase in the average balance of deposits was due to the acquisitions of FPB and Encino in 2004 and the acquisition of Gibraltar in 2005 as well as organic growth at the Banks. The increase in the average rate paid was due to the rise in short-term interest rates in 2005. Interest paid on borrowings increased $9.0 million, or 71.5%, as a result of a $203.9 million increase in the average balance and a 31 basis point, or 8.7%, increase in the average rate paid. The increase in the average balance of borrowings was primarily due to additional FHLB borrowings by Boston Private Bank and the FHLB borrowings at Gibraltar, which was acquired in 2005, and the issuance of junior subordinated debentures in October of 2004 and September of 2005.

Provision for Loan Losses. The provision for loan losses increased $1.2 million, or 26.9%, to $5.4 million for 2005, from $4.3 million for 2004. These provisions reflect continued loan growth and the acquisitions of FPB and Encino in 2004 and Gibraltar in 2005. Management evaluates several factors including new loan originations, estimated charge-offs, and risk characteristics of the loan portfolio when determining the provision for loan losses. These factors include the level and mix of loan growth, the level of non-accrual and delinquent loans, and the level of charge-offs and recoveries. Charge-offs, net of recoveries were $46 thousand in 2005 compared to charge-offs, net of recoveries of $4 thousand for the same period in 2004.

Fees and Other Income. Total fees and other income increased $26.4 million, or 24.4%. This increase is primarily attributable to the increases in our investment management and trust fees and wealth advisory fees. This increase in investment management and trust fees was primarily due to an increase in AUM from the acquisitions of DGHM and Gibraltar, market action, and net new business. Market action, or general appreciation in the market prices of securities, resulted in an increase of $1.2 billion of AUM in 2005. Organic net new sales totaled $78 million for 2005. The acquisition of Gibraltar accounted for an in increase of $707 million in AUM in 2005. Investment management and trust fees increased $13.7 million, or 14.9%, primarily due to increased AUM and advisory. Wealth advisory fees increased $11.2 million, or 141.7%, this increase is primarily attributable to the acquisition of KLS.

Earnings in equity investments increased $537 thousand, or 52.7%, to $1.6 million. $492 thousand of the increase was due to the additional investments in BOS in 2004 and 2005. The remaining change was due to the amount of performance fees earned and cost method investments.

Gains on sale of loans were $1.8 million for 2005, a 24.6% increase from 2004. The Banks generally sell their fixed rate mortgages and earn a gain on the sale of the loans. The amount of loans available for sale is impacted by the availability of fixed rate loans originated by the Banks.

Gain on sale of investments decreased $353 thousand, or 94.6%, to $20 thousand. There was very low activity by the Banks in 2005 selling securities due to the rising interest rate environment. In 2004, Boston Private Bank and Borel took profits on their fixed rate investments which increased in value in 2003 as rates declined. Also, the sale of investments is affected by the Banks liquidity, loan demand, and interest rate risk management.

Other income increased $768 thousand, or 18.6%, to $4.9 million. The increase was primarily due to an unusually large amount of loan prepayment fees received as well as growth of the Company.

Operating Expenses and Minority Interest. Total operating expenses and minority interest were $188.8 million in 2005, an increase of $44.3 million, or 30.7%, from 2004 to 2005. The increase is primarily attributable to the acquisitions in 2004 and 2005 and the associated salaries and benefits and other operating expenses as well as the Company’s growth.

Salaries and employee benefits increased $26.3 million, or 27.1%, from $97.1 million in 2004 to $123.4 million in 2005. This increase was primarily due to the increase in the number of employees due to the acquisition of Gibraltar in 2005 and KLS, Encino, and FPB in 2004; increased incentive-based compensation, normal salary increases, and the related taxes and benefits thereon.

Occupancy and equipment expense increased $5.4 million, or 34.1%, from $15.7 million in 2004 to $21.1 million in 2005. This increase was primarily due to the additional offices related to the acquisition of Gibraltar in 2005 and KLS, Encino, and FPB in 2004; new offices opened by Boston Private Bank and Borel, and normal increases.

Professional services increased $2.8 million, or 37.4%, from 2005. The increase is due to additional growth and acquisitions and the related costs for legal, consulting, audit and tax preparation.

Amortization of intangibles increased $2.9 million, from $4.7 million in 2004 to $7.6 million in 2005. This increase was due to the intangibles associated with the Gibraltar acquisition in 2005, and the KLS, Encino, and FPB acquisitions in 2004. The Company expects amortization of intangibles to increase in 2006 due to having a full year of amortization of the intangibles from the Gibraltar acquisition which closed on October 1, 2005.

Other expenses increased $5.8 million, or 32.2%, from $18.1 million in 2004 to $23.9 million in 2005 due to additional growth and acquisitions. Other expenses include contract services and processing, marketing and business development, insurance and other administrative expenses.

Income Tax Expense. Income tax expense was $25.6 million, reflecting an effective tax rate of 37.0%, in 2005 compared to $16.8 million and 35.0%, respectively, in 2004. The difference in the effective tax rate between years resulted primarily from increased state tax expense due to growth in states with higher tax rates and the reduced benefit received from tax exempt earnings and tax credits due to the growth of the Company.

H. Critical Accounting Policies

Critical accounting policies are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. The Company believes that its most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments are as follows:

Allowance for Loan Losses

The allowance for loan losses is established through a charge to operations. When management believes that the collection of a loan’s principal balance is unlikely, the principal amount is charged against the allowance. Recoveries on loans that have been previously charged-off are credited to the allowance as amounts are received.

The allowance for loan losses is determined using a systematic analysis and a disciplined procedure based on historical experience, product types, and industry benchmarks. The allowance is segregated into three components: “general,” “specific” and “unallocated.” The general component is determined by applying coverage percentages to groups of loans based on risk. The Banks routinely review loans to assess the inherent risk and assign risk ratings to each loan individually. Coverage percentages applied are determined based on industry practice and management’s judgment. The specific component is established by allocating a portion of the allowance for loan losses to individual classified loans on the basis of specific circumstances and assessments. The unallocated component supplements the first two components based on management’s judgment of the effect of current and forecasted economic conditions on borrowers’ abilities to repay, an evaluation of the allowance for loan losses in relation to the size of the overall loan portfolio, and consideration of the relationship of the allowance for loan losses to non-performing loans, net charge-off trends, and other factors. While this evaluation process utilizes historical and other objective information, the classification of loans and the establishment of the allowance for loan losses rely to a great extent on the judgment and experience of management.

While management evaluates currently available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review a financial institution’s allowance for loan losses. Such agencies may require the financial institution to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Valuation of Goodwill/Intangible Assets and Analysis for Impairment

For acquisitions accounted for using the purchase method of accounting, assets acquired and liabilities assumed are required to be recorded at their fair value. Intangible assets acquired are primarily comprised of investment management advisory contracts and core deposit intangibles. The values of these intangible assets were estimated using valuation techniques, based on discounted cash flow analysis. They are being amortized over the period the assets are expected to contribute to the cash flows of the Company, which reflect the expected pattern of benefit. These intangible assets are amortized using an accelerated method based upon the projected cash flows the Company will receive from the customer relationships during the estimated useful lives.

These intangible assets are subject to impairment tests in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The carrying value of the investment advisory contracts and core deposit intangibles are reviewed for impairment on an annual basis, or sooner, whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. Assets under management are analyzed to determine if there has been a reduction since acquisition that could indicate possible impairment of the advisory contracts. Deposit levels and interest rate changes are also reviewed for banks with core deposit intangibles to determine if there is potential impairment. Impairment would be recognized if the carrying value exceeded the sum of the undiscounted expected future cash flows from the intangible assets. Impairment would result in a write-down to the estimated fair value based on the anticipated discounted future cash flows.

The Company makes certain estimates and assumptions that affect the determination of the expected future cash flows from the advisory contracts and the core deposit intangibles. These estimates and assumptions include account attrition, market appreciation for assets under management, discount rates and anticipated fee rates, interest rates, projected costs and other factors. Significant changes in these estimates and assumptions could cause a different valuation for the intangible assets. Changes in the original assumptions could change the amount of the intangible recognized and the resulting amortization. Subsequent changes in assumptions could result in recognition of impairment of the intangible assets.

Goodwill is recorded as part of the Company’s acquisitions of businesses where the purchase price exceeds the fair market value of the net tangible and identifiable intangible assets. Goodwill is not amortized, but rather is subject to ongoing periodic impairment tests upon the occurrence of significant adverse events such as the loss of key clients or management and at least annually in accordance with Statement of Financial accounting Standards No. 142, “Goodwill and Other Intangible Assets.” See “Risk Factors” for additional information. Goodwill was reviewed during the fourth quarter of 2006 using discounted cash flow analysis and by reviewing market data for sales of investment management and banking firms. It was determined that the estimated fair value exceeded the carrying value so no impairment was recognized.

The discounted cash flow analysis is based on the projected net cash flows discounted at a rate that reflects both the current return requirements of the market and the risks inherent in the specific entity that is being tested. Significant assumptions used to test goodwill for impairment include estimated discount rates and the timing and amount of projected cash flows. These assumptions are susceptible to change based on changes in economic conditions and other factors. Any change in the estimates which the Company uses to determine the carrying value of the Company’s goodwill and identifiable intangible assets, or which otherwise adversely affects their value or estimated lives could adversely affect our results of operations.

Stock-Based Compensation

At December 31, 2006, the Company has three stock-based compensation plans, which are described more fully in “Financial Statements and Supplementary Data—Note 17: Employee Benefits to the Consolidated Financial Statements”. These plans encourage and enable the officers, employees, non-employee directors and other key persons of the Company to acquire a proprietary interest in the Company. Prior to January 1, 2006, the Company accounted for these plans under the intrinsic-value based method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by the Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (“FAS 123(R)”), using the modified retrospective application method.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option-pricing model that factors in assumptions for expected volatility, expected dividend yield, expected term (in years), and a risk-free rate assumption. That model is most sensitive to changes in expected volatility and expected term which are reviewed on an annual basis in accordance with applicable accounting guidance.

Under the modified retrospective application method, the Company adjusted the 2004 and 2005 financial statements to reflect the effects of applying FAS 123(R) and has recorded the cumulative effect of the change upon adoption of FAS 123(R) on periods prior to those in the carrying amounts of assets and equity as of January 1, 2004.

Tax estimates

The Company accounts for income taxes by deferring income taxes based on estimated future tax effects of differences between the tax and book basis of assets and liabilities considering enacted tax laws. These differences result in deferred tax assets and liabilities, which are included in the Company’s consolidated balance sheets. The Company also will assess the likelihood that any deferred tax assets will be recovered from future taxable income and establish a valuation allowance for those assets determined to not likely be recoverable. Management judgment is required in determining the amount and timing of recognition of the resulting deferred tax assets and liabilities, including projections of future taxable income. Although the Company has determined a valuation allowance is not required for deferred tax assets at December 31, 2006, there is no guarantee that these assets will ultimately be realized.

Due to the continued historical ability of the Company to generate taxable income, management believes it is more likely than not, that the balance of deferred tax assets at December 31, 2006 is realizable and no valuation allowance is needed.

I. Impact of Accounting Estimates

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amount of assets, liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

J. Impact of Inflation and Changing Prices

The Consolidated Financial Statements and related Notes thereto, presented in Part II, Item 8 “Financial Statements and Supplementary Data,” have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Unlike many industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company’s performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

K. Recent Accounting Pronouncements

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, (“FAS 155”). FAS 155 amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and allows an entity to remeasure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. FAS 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact the statement will have on the financial statements and believes that, when adopted, will not have a material impact on the Company’s financial condition or results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140 (“FAS 156”). FAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. FAS 156 is effective for fiscal years that begin after September 15, 2006. The Company does not believe that the adoption of FAS 156 will have a material impact on the Company’s financial condition or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty with respect to income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes by providing guidance on the recognition, derecognition and classification of taxes, interest and penalties and the accounting during interim periods of uncertain tax positions including financial statement disclosure. This interpretation will become effective for fiscal years beginning after December 15, 2006 and will be adopted using a cumulative-effect adjustment to retained earnings. The adoption of this standard did not have a material impact on the Company’s financial condition or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States and requires certain disclosures about fair value measurements. FAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy of three levels based on the inputs to valuation techniques used to measure fair value. Required disclosures will focus on the inputs used to measure fair value, fair value measurements, and the effects of the measurements in the financial statements. FAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier application allowed. Management is currently evaluating the impact of adopting this statement on the Company’s financial position and results of operations.

In September 2006, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements which requires recognition of a liability for future benefits associated with endorsement split-dollar life insurance arrangements with employees. The consensus is effective for fiscal years beginning after December 15, 2007 and should be adopted as a cumulative-effect adjustment to retained earnings or through retrospective application to all prior periods. Management is currently evaluating the impact of adopting this consensus on the Company’s financial position and results of operations.

In September 2006, the FASB ratified EITF Issue No. 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4. This consensus consists of three issues related to accounting for life insurance policies purchased by entities to provide employee benefits and to protect against the loss of “key persons.” The consensus clarifies how an entity should determine the amount that could be realized under the insurance contract and whether the determination should be on an individual or group policy basis. The consensus is effective for fiscal years beginning after December 15, 2006 and should be adopted as a cumulative-effect adjustment to retained earnings or through retrospective application to all prior periods. Management is currently evaluating the impact of adopting this consensus on the Company’s financial position and results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to measure certain financial assets and financial liabilities at fair value and amended FASB Statement No. 115, Accounting for Investments in Debt and Equity Securities. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings. FAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of adopting this statement on the Company’s financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity and Market Risk

Management considers interest rate risk to be the most significant market risk for the Company. Interest rate risk is the exposure to adverse changes in the net income of the Company as a result of changes in interest rates. Consistency in the Company’s earnings is related to the effective management of interest rate sensitive assets and liabilities due to changes in interest rates, and on the degree of fluctuation of investment management fee income due to movements in the bond and equity markets.

Fee income from investment management and trust services is not directly dependent on market interest rates and may provide the Company a relatively stable source of income in varying market interest rate environments. However, this fee income is generally based upon the value of assets under management and, therefore, can be significantly affected by changes in the values of equities and bonds. Furthermore, performance fees and partnership income earned by Westfield and DGHM, as managers of limited partnerships, are directly dependent upon short-term investment performance that can fluctuate significantly with changes in the capital markets. The Company does not have any trading operations for its own account.

In addition to directly impacting net interest income, changes in the level of interest rates can also affect (i) the amount of loans originated and sold by the Company, (ii) the ability of borrowers to repay adjustable rate loans, (iii) the average maturity of loans and mortgage-backed securities, (iv) the rate of amortization of premiums paid on securities and, (v) the amount of unrealized gains and losses on securities available-for-sale.

The principal objective of the Banks’ asset and liability management is to maximize profit potential while minimizing the vulnerability of its operations to changes in interest rates by means of managing the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. The Bank’s actions in this regard are taken under the guidance of their respective Asset/Liability Committees (“ALCO”), which are comprised of members of senior management. These committees are actively involved in formulating the economic assumptions that the Banks use in their respective financial planning and budgeting processes and establish policies which control and monitor the sources, uses and pricing of funds. Boston Private Bank utilizes hedging techniques to reduce interest rate risk where possible. See Part II, Item 8 “Financial Statements and Supplementary Data—Note 9: Derivatives to the Consolidated Financial Statements” for additional information.

The ALCOs use both interest rate “gap” sensitivity and interest income simulation analysis to measure inherent risk in the Banks’ balance sheets at a specific point in time. The simulations look forward at one and two year increments with gradual and sustained changes in interest rates of up to 200 basis points, and take into account the repricing, maturity and prepayment characteristics of individual products and investments. The simulation results are reviewed to determine whether the exposure of net interest income to interest rate changes is within the following guidelines: (i) projected net interest income during the first 12 months of the simulation will not be reduced by more than 10%, and (ii) projected net interest income during the first 24 months of the simulation will not be reduced by more than 20%. These guidelines are set and monitored at both the ALCO and Board levels. The Banks were in compliance with their applicable guidelines at all times during the year. The ALCO’s review the results with regard to the established tolerance levels and recommend appropriate strategies to manage this exposure.

Generally, the Banks hold variable rate mortgage loans. When possible the Banks make use of the secondary mortgage loan market to sell fixed rate mortgages to investors. This provides fee income and reduces interest rate risk. As a hedge against rising interest rates, Boston Private Bank uses fixed rate borrowings from the Federal Home Loan Bank of Boston.

As of December 31, 2006, the net interest income simulation indicated that the Banks’ exposure to changing interest rates was within the established tolerance levels described above. The shift in pro forma net interest income, from January 1, 2006 to January 1, 2007 was due to the increase in short-term interest rates in 2006 as well as loans that have interest rates that are at interest rate ceilings. While the ALCOs review simulation assumptions to ensure that they reflect historical experience, it should be noted that income simulation may not always prove to be an accurate indicator of interest rate risk because the actual repricing, maturity, and prepayment characteristics of individual products may differ from the estimates used in the simulations. The following table presents the impact of gradual and sustained interest rate changes on pro forma net interest income for the Banks over a 12 month period:

	Twelve months beginning 1/1/07
	Dollar Change	Percent Change
	(In thousands)
Up 200 basis point ramp	$(8,397)	(4.27)%
Down 200 basis point ramp	$(2,262)	(1.15)%

	Twelve months beginning 1/1/06
	Dollar Change	Percent Change
	(In thousands)
Up 200 basis point ramp	$601	0.32%
Down 100 basis point ramp	$(8,707)	(4.63)%

Model Methodologies

•

The base model is built as a static balance sheet simulation. Growth and/or contraction are not incorporated into the base model to avoid masking of the inherent interest rate risk in the balance sheet as it stands at a point in time.

•

The model’s yield curve is derived from the Federal Reserve Statistical Release H.15. Other market rates used in this analysis include the Prime rate and Fed Funds rate, which were 8.25% and 5.25%, respectively, at December 31, 2006. All interest rate changes are assumed to occur over 12 months and remain flat thereafter. All points on the treasury yield curve increase/decrease congruently.

•

Short-term interest rates (e.g. Prime & LIBOR) are assumed to drive nonmaturity deposit (Savings, NOW and MMDA) pricing. Term deposit (CD, IRA) pricing changes are reflective of changes in the treasury curve. For rising and falling rate environments, prepayment speeds accelerate/decelerate over a 12 month period and remain flat thereafter.

The Banks also use interest rate sensitivity “gap” analysis to provide a general overview of their interest rate risk profile. The effect of interest rate changes on the assets and liabilities of a financial institution may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely.

Boston Private Bank has historically sought to maintain a relatively narrow gap position and has, in some instances, foregone investment in higher yielding assets when such investment, in management’s opinion, exposed Boston Private Bank to undue interest rate risk. At December 31, 2006, Boston Private Bank and Gibraltar’s balance sheets are liability sensitive. Borel and FPB’s balance sheets are asset sensitive. However, the Banks do not attempt to perfectly match interest rate sensitive assets and liabilities and will selectively mismatch their assets and liabilities to a controlled degree when they consider such a mismatch both appropriate and prudent. There are a number of relevant time periods in which to measure the gap position, such as at the 30, 60, 90, or 180 day points in the maturity schedule. Management monitors the Banks’ gap position at each of these maturity points, and also tends to focus closely on the gap at the one-year point in making funding decisions. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the repricing schedule. These assumptions are inherently uncertain and, as a result, the repricing schedule cannot precisely measure net interest income or predict the impact of fluctuations in interest rates on net interest income.

The repricing schedule for the Banks’ interest-earning assets and interest-bearing liabilities is measured on a cumulative basis. The simulation analysis is based on expected cash flows and repricing characteristics, and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment speeds of certain assets and liabilities. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies. The following table presents the repricing schedule for the Company’s interest-earning assets and interest-bearing liabilities at December 31, 2006:

	Within Three Months	Over Three to Six Months	Over Six to Twelve Months	Over One Year to Five Years	Over Five Years	Total
	(In thousands)
Interest earning assets(1):
Cash and due from banks	$115,951	$—	$—	$—	$—	$115,951
Federal funds sold	123,445	—	—	—	—	123,445
Investment securities	115,102	41,202	103,076	206,103	72,324	537,807
FHLB stock	40,096	—	—	—	—	40,096
Loans held for sale	5,224	—	—	—	—	5,224
Loans-fixed rate	73,445	52,061	71,421	439,151	400,166	1,036,244
Loans-variable rate	1,292,527	163,419	195,616	1,381,199	242,247	3,275,008

Total interest earning assets	1,765,790	256,682	370,113	2,026,453	714,737	5,133,775

Interest bearing liabilities(2):
Savings and NOW accounts(3)	531,548	—	—	—	—	531,548
Money market accounts	1,892,164	—	—	—	—	1,892,164
Certificates of deposit under $100,000	39,076	58,199	37,721	8,071	39	143,106
Certificates of deposit $100,000 or greater	344,635	205,862	104,285	49,990	11,870	716,642
Securities sold under agreements to repurchase	77,605	—	—	—	—	77,605
FHLB borrowings	213,516	15,135	47,833	283,049	43,370	602,903
Junior subordinated debentures	22,681	—	—	103,093	108,247	234,021

Total interest bearing liabilities	3,121,225	279,196	189,839	444,203	163,526	4,197,989

Net interest sensitivity gap during the period	$(1,355,435)	$(22,514)	$180,274	$1,582,250	$551,211	$935,786
Cumulative gap	$(1,355,435)	$(1,377,949)	$(1,197,675)	$384,575	$935,786
Interest-sensitive assets as a percent of interest-sensitive liabilities (cumulative)	56.57%	59.48%	66.64%	109.53%	122.29%
Cumulative gap as a percent of total assets	(23.52)%	(23.91)%	(20.78)%	6.67%	16.24%

(1)	Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans are included in the periods in which they are scheduled to mature.
(2)	Does not include $794.4 million of demand accounts because they are non-interest bearing.
(3)	While savings, NOW and money market accounts can be withdrawn any time, management believes they have characteristics that make their effective maturity longer.

The preceding table does not necessarily indicate the impact of general interest rate movements on the Banks’ net interest income because the repricing of various assets and liabilities is discretionary and is subject to competitive and other factors. As a result, assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rates.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MANAGEMENT INFORMATION

Information Regarding Directors

The following table sets forth certain information regarding the Directors of the Company, based on information furnished by them to the Company:

		Age	Director Since
Class I—Term Expires 2007
Eugene S. Colangelo*(1)	Westborough, MA	59	1987
Allen L. Sinai*	Lexington, MA	67	1995
Timothy L. Vaill	Andover, MA	65	1993
Stephen M. Waters*	Greenwich, CT	60	2004

Class II—Term Expires 2008
Peter C. Bennett(1)*	Osterville, MA	68	1986
Kathleen M. Graveline*	Needham, MA	55	2003
Walter M. Pressey	Belmont, MA	62	2001
William J. Shea*	North Andover, MA	59	2004

Class III—Term Expires 2009
Herbert S. Alexander*	Westborough, MA	64	1991
Lynn Thompson Hoffman*#	Sante Fe, NM	58	1994
Richard I. Morris, Jr.*	London, England	57	2003

*	Independent Director.
#	Lead Director.
(1)	Includes service as a director of Boston Private Bank & Trust Company (“Boston Private Bank”) prior to the formation of the holding company structure in 1988.

The Board of Directors of the Company have determined that each Director is “independent” in accordance with the definition in the Marketplace Rules of the National Association of Securities Dealers, Inc. (the “NASDAQ Rules”), the listing standards applicable to the Company, except for Mr. Vaill and Mr. Pressey. Under the NASDAQ Rules, a director is considered independent only if the director is not an executive officer or employee of the Company and the Board affirmatively determines that the director does not have a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the NASDAQ Rules, the Board may not make a valid finding of independence if the director, or a family member of such director, had certain relationships or received certain compensation from the Company. In making its determinations, the Board considered the following factors including, but not limited to, any compensation received from the Company, other than director’s fees, in excess of $120,000 during the last three years, whether the Director or any member of their family was employed as an executive officer of the Company during the last three years, and whether the Director or any member of their family is or was a partner of the Company’s independent registered public accounting firm or worked on the Company’s audit as a partner or employee of the Company’s independent registered public accounting firm during the last three years.

The principal occupation and business experience during the last five years of each Director is set forth below:

Herbert S. Alexander. Mr. Alexander is founder, President and Chief Executive Officer of Alexander, Aronson, Finning & Co., P.C., a firm of certified public accountants and consultants established in 1973. He serves on the Alumni Board of Boston University School of Management and on the Investment Committee of Morgan Memorial Goodwill Industries in Boston, Massachusetts, and formerly served on the Board of Directors of the Massachusetts Society of Certified Public Accountants and the Massachusetts Easter Seal Society. Additionally, he is a member of the Advisory Council of the Northeastern University Graduate School of Professional Accounting, Co-Chair of the YWCA of Central Massachusetts Capital Campaign, and Chair of the Easter Seals Annual Campaign in Central Massachusetts and President and Chairman of the Board of Directors of the International Association of Practicing Accountants. Mr. Alexander is also a director of Boston Private Bank.

Peter C. Bennett. Mr. Bennett is a private investor and former Executive Vice President and director of State Street Research & Management Company where he was a senior executive from 1984 to 2001, when he retired. Mr. Bennett is Chairman of the Board of Directors of Christian Camps & Conferences, Inc., Boston, Massachusetts, and is Chairman of the Board of Trustees of Gordon College where he also serves on the Audit and Finance Committees. Additionally, he serves on the Boards of Advisors of Business Technology Alliance in Boston and Manomet Center for Conservation Sciences.

Eugene S. Colangelo. Mr. Colangelo is Chairman of the Board of Julio Enterprises and has served as such since the early 1980s. Julio Enterprises, a conglomerate headquartered in Westborough, Massachusetts, operates numerous businesses including retail, publishing and real estate. He is a member of the Board of Directors of Morgan Memorial Goodwill Industries in Boston, Massachusetts, and is currently Chairman of the Retail Oversight Committee. Mr. Colangelo serves as Chairman of the Board of Directors of Boston Private Bank.

Kathleen M. Graveline. Ms. Graveline is a retired financial services executive. She was formerly Executive Vice President of John Hancock Financial Services (1996-2001) where she was responsible for managing all facets of the Retail Sector. She also spent three years as Senior Vice President of Alternative Channels and Product Management at John Hancock. Prior to joining Hancock, she held the position of Senior Vice President of Fidelity Investments High Net Worth Group. Her other roles have included serving as Managing Partner of the Communique Group, a marketing and promotions firm, and Senior Vice President of The Boston Company where she held various positions in the marketing and product development areas of the bank. Ms. Graveline has served on the Board of Overseers of WGBH since 1996 and co-chairs its Marketing and Public Relations Committee. Ms. Graveline is also on the Board of Directors of Boston Private Bank.

Lynn Thompson Hoffman. Mrs. Hoffman is an attorney and private investor and serves as the Lead Director of the Company. Mrs. Hoffman is a Director of the Museum of New Mexico Foundation and serves on the Executive, Finance and Investment Committees. A former investment banker with Paine Webber and publisher with Houghton Mifflin Company, Mrs. Hoffman has served as Director of First Mutual Bank, the American Association of Publishers and the Massachusetts Society for the Prevention of Cruelty to Children where she chaired the Finance and Investment Committee. She has also served as Overseer of the New England Conservatory, Harvard Community Health Plan, and Babson College and was the past President of the Shirley Eustis House Association.

Richard I. Morris, Jr. Mr. Morris retired as Vice Chairman of Putnam Lovell NBF on December 31, 2002. He joined Putnam Lovell (formerly known as Putnam Lovell Securities, Inc.), a financial services investment banking firm, in July 1997 as Chief Operating Officer and Managing Director and established the firm’s London office. Mr. Morris was elected President of Putnam Lovell in June 2001 and became Vice Chairman following the company’s acquisition by National Bank Financial Inc., a subsidiary of National Bank of Canada, in June 2002. Mr. Morris was a co-founder, Principal and Chief Financial Officer of the Cursitor companies, an international asset management and research group. Mr. Morris currently serves as an advisor to TA Associates, a leading private equity investor, identifying and developing asset management investments in Europe. He is also an advisor to FRM Holdings Limited, a leading manager of funds of hedge funds. Mr. Morris is a member of the Advisory Council of the Franciscan Sisters of the Eucharist. He formerly served as a director of Arrowstreet Capital L.P.

Walter M. Pressey. Mr. Pressey is President and Director of Boston Private Financial Holdings, Inc., which he joined in September of 1996. He also serves on the Board of Directors of Anchor Capital Holdings, LLC, Coldstream Capital Holdings, Inc. and RINET Company, LLC all of which are affiliates of the Company. He served as Chief Financial Officer of the Company from 1996 until 2004 and became President of the Company in 2000. Prior to joining Boston Private, Mr. Pressey served in various senior executive capacities with Boston Safe Deposit & Trust Company and its parent, The Boston Company. His career at The Boston Company spanned twenty-six years and included, among other assignments, Treasurer and Chief Financial Officer of The Boston Company and its subsidiaries, Chief Planning Officer of The Boston Company, and Manager of Cash Management Services. Mr. Pressey serves as Vice Chairman and Treasurer on the Board of Trustees of the CBR Institute for Biomedical Research, a non-profit medical research firm affiliated with the Harvard Medical School and Children’s Hospital in Boston. He is past President and Director of the Financial Executives International—Boston Chapter and currently serves on the Nominating Committee. Formerly, Mr. Pressey was President of the Treasurers Club of Boston, President of the Harvard Business School Alumni Association of Boston, Director of the Harvard Alumni Association, Director of the Harvard Business School Alumni Association, and served as Founder, Director and Treasurer of the Foundation for Belmont Education. He also was Director and Treasurer of the Massachusetts Horticultural Society. Mr. Pressey served as a First Lieutenant with the U. S. Army Chemical Corps at Edgewood Arsenal in Maryland and in the Vietnam theater.

William J. Shea. Mr. Shea is a managing partner of DLB Capital, LLC, a start-up private equity company located in Wilton, Connecticut. He served as Executive Chairman of Royal & Sun Alliance USA, Inc. from 2005 to 2006. Mr. Shea served as President and Chief Executive Officer of Conseco, Inc. from 2001 to 2004 where he successfully managed that firm’s restructuring process. Prior to joining Conseco, Mr. Shea served as Chairman of the Board for Centennial Technologies, a public manufacturing company. Mr. Shea also served as Vice Chairman and Chief Financial Officer of BankBoston, Inc. prior to its acquisition by Fleet, where he had responsibility for all financial aspects of the corporation, investor relations, risk management, capital markets and private banking, among other areas. He began his career in the financial services area with Coopers & Lybrand, where he spent twenty years, and rose to serve as Vice Chairman and Firm Council Member. Mr. Shea formerly served on the Board of the Executive Committee for the Boston Stock Exchange and the Boards of Trustees for Children’s Hospital in Boston and Northeastern University. Mr. Shea has served as the Chairman of the Board of Demoulas Supermarkets since 1999 and serves on the Board of AIG SunAmerica.

Dr. Allen L. Sinai. Dr. Sinai is President, Chief Executive Officer and Chief Global Economist/Strategist of Decision Economics, Inc. (“DE”). Dr. Sinai is responsible for the DE forecasts and analyses of the U.S. and world economic and financial markets and translating this information for use in bottom-line decisions by senior level decision-makers in financial institutions, corporations and government. Dr. Sinai also is responsible for the business operations and financial performance of DE. Previously, Dr. Sinai served for over 13 years at Lehman Brothers, where he was Managing Director and Chief Global Economist, and the Director of Lehman Brothers Global Economics. He also served as Executive Vice President and Chief Economist of The Boston Company, a subsidiary of Shearson Lehman Brothers. Prior to Lehman Brothers, Dr. Sinai was Chief Financial Economist and Senior Vice President at the Lexington, Massachusetts based Data Resources, Inc. (DRI). Dr. Sinai has taught at numerous universities, including Brandeis, the Massachusetts Institute of Technology, Boston University, New York University and the University of Illinois-Chicago. He is a past President and Fellow of the Eastern Economic Association and a past President of the North American Economics and Finance Association. He has been Chairman of the Committee on Developing American Capitalism and a past member of the Time Magazine Board of Economists.

Timothy L. Vaill. Mr. Vaill is Chairman of the Board of Directors and Chief Executive Officer of the Company, which he joined on January 1, 1993. He also serves on the Board of Directors of Boston Private Bank, Borel Private Bank & Trust Company, First Private Bank & Trust, Gibraltar Private Bank & Trust Company,

Westfield Capital Management Company, LLC, Sand Hill Advisors, Inc., Boston Private Value Investors, Inc., and Dalton, Greiner, Hartman, Maher & Co., LLC, all of which are affiliates of the Company. Prior to joining the Company, Mr. Vaill was President of Boston Safe Deposit & Trust Company, and Executive Vice President of its parent, The Boston Company, serving as a director of both companies. He was with The Boston Company in various executive capacities for 18 years, and among other assignments, directed all of its international activities. In 1992, Mr. Vaill served in a senior consulting capacity for Fidelity Investments in Boston where he created a new business for the high net worth marketplace. Mr. Vaill serves on the Board of The Schreiber Corporation and also serves as a Director for the New England Aquarium, The New Hampshire Music Festival, the Squam Lakes Conservation Society, The BAA, Inc. and the Board of Trustees at Bay State College in Boston. He is also on the Board of Overseers for New England Medical Center and the New England Conservatory.

Stephen M. Waters. Mr. Waters is a partner at Compass Advisers, an independent advisory firm established in 2001, and Chairman of the Board and Chief Executive Officer of Compass Partners International, which he founded in 1996. Prior to this, Mr. Waters spent over twenty years advising corporate and financial entities both in the U.S. and internationally. Mr. Waters served from 1992 to 1996 as Co-Chief Executive Officer of Morgan Stanley Europe and was a member of Morgan Stanley’s worldwide 12-person Operating Committee. Mr. Waters joined Morgan Stanley as a Managing Director in the Mergers and Acquisitions Department in June 1988 and was Co-Director of that department from January 1990 to early 1992. Mr. Waters was Co-Director of the Mergers and Acquisition Department at Shearson Lehman Brothers from 1985 to 1988. He is Chief Executive of Compass Partners European Equity Fund, serves as Vice Chairman of the Harvard College Fund, Chair of Harvard University’s Committee on Student Excellence and Opportunity and is a member of the Board of Visitors to Harvard Business School and the Investment Committee of Princeton Theological Seminary. He is also Vice Chairman of the United States Naval Institute and Chairman of the Naval Institute Foundation.

Information Regarding Executive Officers

The following table lists the name, age and position of each executive officer of the Company.

Name	Age	Position
Margaret W. Chambers	47	Executive Vice President, General Counsel and Secretary of the Company; Director—KLS Professional Advisors Group, LLC

J. H. Cromarty	50	President—Eastern Region of the Company; Director—Anchor Capital Holdings LLC, Boston Private Value Investors, Inc., KLS Professional Advisors Group, LLC, RINET Company, LLC, Boston Private Bank & Trust Company and Gibraltar Private Bank & Trust Company

Kathryn A. Kearney	38	Executive Vice President—Corporate Development Manager

Jonathan H. Parker	61	President—Western Region of the Company; Director—Sand Hill Advisors, Inc., Borel Private Bank & Trust Company, First Private Bank & Trust, and Bingham, Osborn & Scarborough, LLC

Walter M. Pressey(1)	62	President and Director of the Company; Director—Anchor Capital Holdings LLC, Coldstream Holdings, Inc., and RINET Company, LLC

Timothy L. Vaill	65	Chairman of the Board of Directors and Chief Executive Officer of the Company; Director—Boston Private Bank & Trust Company, Westfield Capital Management Company, LLC, Sand Hill Advisors, Inc., Borel Private Bank & Trust Company, First Private Bank & Trust, Boston Private Value Investors, Inc., Dalton, Greiner, Hartman, Maher & Co., LLC, and Gibraltar Private Bank & Trust Company

Robert J. Whelan(2)	45	Executive Vice President and Chief Financial Officer of the Company

(1) Effective March 30, 2007, Mr. Pressey is Boston Private’s interm Chief Financial Officer.

(2)	Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.

Pursuant to the by-laws of the Company, the President, Treasurer and Secretary of the Company hold office until the first meeting of the Directors following the next annual meeting of shareholders, or any special meeting held in lieu thereof. Other officers shall hold office for the same term described above, unless a shorter term is specified in the vote electing or appointing them.

Margaret W. Chambers. Ms. Chambers is Executive Vice President and General Counsel for the Company. She has over 20 years of experience in the legal arena focusing on financial services matters. She is responsible for overseeing the Company’s operations from a legal perspective including merger and acquisition activities, regulatory examinations, board materials and relations, regulatory filings, real estate, employment and insurance matters. Ms. Chambers serves as the firm’s Secretary, and is also Assistant Secretary for Boston Private Bank & Trust Company. Prior to joining Boston Private in January of 2002, Ms. Chambers served as Executive Vice President and General Counsel for Funds Distributor, Inc., a Boston Institutional Group company. Before joining Funds Distributor, she served as Vice President and Assistant General Counsel at the investment management firm of Loomis, Sayles & Company, L.P. Prior to her position with Loomis, she was an associate with the law firm of Ropes & Gray focusing on securities regulatory matters, including investment company, investment advisory, broker-dealer, and securities offering matters. Ms. Chambers serves on the Board of Directors of KLS Professional Advisors Group, LLC. Ms. Chambers is a member of the Company’s Senior Policy Group.

J. H. Cromarty. Mr. Cromarty joined the Company in 2004 as President-Eastern Region, with responsibility for expanding and overseeing the firm’s wealth management capabilities in the eastern regions of the U.S. Prior to joining the Company, Mr. Cromarty was President and a director of State Street Global Alliance, LLC, an asset management holding company jointly owned by State Street Global Advisors and ABP, the Dutch pension plan for civil servants. In that capacity, he was responsible for building and managing a portfolio of eight asset management companies based in the U.S., Europe and Asia. While at State Street, he also served as managing director for the firm’s high net worth and fiduciary outsourcing businesses. Mr. Cromarty’s professional career started at The Boston Company, where he worked for over ten years before becoming a founding director of PanAgora Asset Management. Mr. Cromarty serves on the Boards of Directors of Anchor Capital Holdings, LLC, RINET Company, LLC, Boston Private Value Investors, Inc., KLS Professional Advisors Group, LLC, Boston Private Bank and Gibraltar Private Bank & Trust Company. Mr. Cromarty is a member of the Company’s Senior Policy Group.

Kathryn A. Kearney. Ms. Kearney is Executive Vice President and Corporate Development Manager at the Company. She is responsible for mergers and acquisitions, coordinates strategic planning for the enterprise, and is a member of the company’s Senior Policy Group. She has over 10-years of experience in the financial services industry. Prior to joining Boston Private in June 2000, Katie served as an Associate at Lesavoy Financial Perspectives, Inc., an independent fee-based financial planning firm in New York, New York. During her five-years there, Ms. Kearney’s responsibilities included financial analysis of high net worth individuals and their families, focusing on tax planning, retirement planning and estate analysis. She also supported client relationships, business development and office management.

Jonathan H. Parker. Mr. Parker is President-Western Region, with responsibilities for the West Coast affiliates of the Company. Prior to joining the Company as Executive Vice President in January 2003, he worked with the Company as a consultant focusing on acquisition matters. Mr. Parker is a respected expert on marketing and corporate strategy, with sub-specialties in mergers and acquisitions, and turnarounds. He has more than thirty years experience planning and directing business expansion for national and global businesses in a variety of industries. He was a founding Partner in 1980 of the management consulting firm of Edgar, Dunn & Company, a strategy firm headquartered in San Francisco with operations in London, Atlanta, and Sydney. Mr. Parker led the firm’s marketing and branding practice and was engaged by CEOs and Boards to advise them on brand strategy, new product development, diversification, new product launches, and acquisitions. He serves as a Director of Nelson Staffing, and the Sonoma Valley Boys and Girls Club. Mr. Parker also serves on the Boards of Directors of Sand Hill Advisors, Inc., Borel Private Bank & Trust Company, First Private Bank & Trust, and Bingham, Osborn & Scarborough, LLC. Mr. Parker is a member of the Company’s Senior Policy Group.

Robert J. Whelan. Mr. Whelan joined Boston Private in December 2004 as Executive Vice President and Chief Financial Officer. Mr. Whelan has over 20 years experience in the financial services industry. Most recently, he was Chief Financial Officer of MFS Investment Management and held additional senior positions at the firm over the last eight years as corporate controller, director of strategic planning and group vice president, business and technology planning. Previously, Mr. Whelan directed several strategic planning and new business development initiatives for BankBoston’s consumer bank and was an engagement manager with Deloitte & Touche Consulting Group. He began his career with Bank of New England, N.A. where he held responsibilities in the Bank’s treasury and capital markets division, as an asset and liability management portfolio manager and the Bank’s finance/operations management development program. Mr. Whelan was a member of the Company’s Senior Policy Group. Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.

For biographical information regarding Walter M. Pressey and Timothy L. Vaill, see “Information Regarding Directors”.

EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

The Compensation Discussion and Analysis (CD&A) provides a narrative overview of the Company’s executive compensation philosophy, programs and policies. It is intended to highlight for investors material information relating to the Company’s executive compensation programs and includes analysis on the compensation earned by its Named Executive Officers (NEOs) as detailed in the executive compensation tables. The NEOs include individuals who served as the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), as well as the other three most highly compensated executive officers of the Company, who served in such capacities during the 2006 fiscal year.

Role of the Compensation Committee and Executive Officers in Compensation Decisions

The Compensation Committee of the Board of Directors (the “Compensation Committee”) operates pursuant to a charter which gives the Compensation Committee responsibility on matters of executive and director compensation and related benefits. The Compensation Committee publishes a formal calendar each year with official meeting dates and matters to be considered at each meeting including all required authorizations and approvals of CEO and NEO compensation actions. The Compensation Committee meets in executive sessions when discussing CEO performance and specific actions related to CEO compensation.

The Compensation Committee relies on management and outside advisers for staff work and technical guidance in conducting its affairs. The Compensation Committee retains full authority to engage independent third party advisers. For the past several years the Compensation Committee has retained W. T. Haigh & Company, a compensation consulting firm in Cambridge, Massachusetts, to conduct independent studies and provide objective advice on executive and director compensation. W.T. Haigh & Company attends meetings and conducts its work on an “as requested basis” by the Compensation Committee. The Company also retains Goodwin Procter LLP for legal and advisory services on executive compensation matters, including the drafting of legal plan documents, and Towers Perrin for all actuarial work related to the CEO Supplemental Executive Retirement Plan (“SERP”). The Company may use other firms from time to time in the normal course of business.

The CEO and the Senior Vice President of Human Resources attend most meetings. In addition, other members of management may attend as requested by the Compensation Committee. The Senior Vice President of Human Resources, working closely with the Compensation Committee Chair, is responsible for the administrative aspects of all meetings including taking the official meeting minutes and preparing the meeting agendas. The Compensation Committee approves all compensation actions with respect to the Company’s CEO and, based on the recommendations by the CEO, all of the Company’s other Executive Officers.

Executive Compensation Philosophy

The Company’s executive compensation philosophy is to pay what is necessary to attract, motivate, engage and retain executive talent for the long term so that its executives can stay focused on the Company’s mission of building a highly successful, diversified wealth management firm on a national scale. As a firm committed to long-term relationships, the Company strives to create an entrepreneurial environment where its employees feel valued and rewarded for their contributions to the Company’s sustainable growth plan. The long-term goal is that high-performing individuals remain with the Company.

The Company has evolved over the years from a small private banking organization to a growth-oriented, diversified wealth management firm with 13 affiliated companies. The Company has embraced the principle of establishing aggressive but achievable goals as a key part of its compensation philosophy as it continues to grow and diversify. Selecting appropriate goals and performance measures for inclusion in its compensation programs requires constant assessment and re-evaluation by the Compensation Committee, with input from management and outside advisers, to reflect market dynamics, changing business and strategic priorities and the Company’s growth phase. Key to this approach is retaining flexibility and exercising sound judgment to ensure that the programs appropriately motivate executives to manage the Company at all levels in the organization for long-term growth and viability and to increase value for its shareholders.

Program Objectives

The Company’s executive compensation programs are designed around four key objectives:

1. Aligning executive interests with shareholder interests through strong performance-oriented incentive programs.

2. Motivating and rewarding the achievement of annual and long-term growth goals.

3. Attracting, retaining and engaging individuals critical to the long-term success of the Company.

4. Reinforcing an entrepreneurial, success-sharing culture.

In support of these objectives, the Company believes that executive compensation should be linked to overall Company performance, reflect each executive’s role and individual performance, and include a sizable equity component.

Principles for Setting Compensation Levels

The factors considered by the Company in setting executive compensation levels are:

1. Performance (short-term and long-term results against pre-set targets/goals).

2. Overall cost (relative to budget and what the Company can afford).

3. Internal relationships/relative value of positions.

4. Market competitiveness (market benchmarking against diversified financial peer group and general industry).

Performance and overall cost considerations are reviewed as part of the Company’s annual executive compensation cycle. The Compensation Committee considers the overall financial performance of the Company, as well as individual performance and contributions, and uses a disciplined review process to assess the performance of its executives and overall results.

Compensation actions are also reviewed in the context of tax and regulatory considerations, the overall budget and, most recently, relative to industry costs. The Compensation Committee reviews the cost of its executive programs for reasonableness both in terms of absolute dollars and relative to performance. In addition, the Compensation Committee has begun to look at internal ratios across executive positions (for example, the President’s total compensation as a percentage of the CEO’s total compensation) to ensure that the Compensation Committee remains comfortable with the internal executive pay progression. Lastly, the Compensation Committee looks at market competitiveness as a key influencer (how much it pays for its executives relative to how much the market pays for similar positions). The process for conducting market benchmarking and determining market competitiveness is described in more detail below.

The Compensation Committee believes that the aggregate total compensation as reported in the Summary Compensation Table (“SCT”) for its NEOs is reasonable and fair from a performance, cost, internal equity and market competitiveness standpoint. Specifically:

•	NEO compensation is tied to, and varies with, the overall performance of the Company.

•	NEO compensation is within the Company’s established financial plan.

•

CEO total direct compensation (i.e., base salary, annual incentive and long-term incentive) is at a ratio of 2.4 times the average for all other NEOs, and well within a reasonable ratio when considering relative role and internal value.

•	Total direct compensation is within the targeted competitive market range for all NEO positions, consistent with the Company’s stated compensation philosophy.

•	Executive perquisite offerings are kept to a minimum and are within competitive norms for the diversified financial services industry, and the general industry more broadly.

Total Compensation Market Benchmarking and Peer Group

As the Company grows, diversifies and becomes more complex, defining a peer group for the market benchmarking of executive compensation is increasingly challenging. In particular, there are few publicly traded companies exactly like Boston Private of a similar size. As a result, the Company relies on the following criteria to aid in the selection of a relevant compensation peer group:

•	Competitors for executive talent in the wealth management industry.

•	United States public companies (to be able to access data).

•	Growth-oriented companies, typically with positive revenues and earnings growth over prior three years.

•	Companies that are effective competitors in business segments that overlap with that of the Company.

•	Inclusion of financial holding companies, wherever possible.

The Company’s peer group covers a broad size range (based on revenue and market capitalization). For compensation comparison purposes, the data compiled from the peer group is adjusted for size and validated against broader financial services and general industry data.

Based on these factors the Company currently uses a peer group consisting of the following companies:

Affiliated Managers Group	Northern Trust Corporation
AllianceBernstein Holding LP	PrivateBancorp
Bryn Mawr Bank Corporation	Southwest Bancorp
City National Corporation	S.Y. Bancorp, Inc.
CoBiz Inc.	Synovus
Cullen/Frost	T. Rowe Price Group, Inc.
Eaton Vance	Waddell & Reed Financial Inc.
First Republic Bank	Washington Trust
Janus Capital Group Inc.	Wilmington Trust
Legg Mason, Inc.	Wintrust Financial
Mellon Financial Group

The Company’s peer group was last reviewed in 2006. At the time of the review, the Company was below the median of the peer group in terms of size (revenue and market capitalization) but above the median for performance metrics such as revenue growth, net income growth and total shareholder return. The Company will continue to review its peer group (at least annually) for relevancy and overall fit with Boston Private.

The Company’s peer group for compensation benchmarking is different from the peer group used in the Company’s stock performance graph in the Company’s Form 10-K because the stock performance graph peer group relies on readily available, consistent indices/composites such as the NASDAQ composite and the SNL index, both relevant for purposes of comparing the Company’s total shareholder return. The peer group detailed above has evolved as the Company’s mix of business has evolved. As a result, the peer group has been used more as an internal management tool for performance and executive compensation benchmarking than as a formal reporting tool for stock performance comparison purposes for the Company’s public filings. In addition to the peer group, the Company considers proxy information of more comparably sized organizations across the financial services and general industry groups as additional market inputs for total compensation comparisons.

The Company relies on qualified third-party advisers for the development of competitive market ranges for its executive positions after consideration of all relevant data sources and factors (such as adjusting for the size of the peer group organizations). Judgment is exercised in developing the competitive market ranges for each position (rather than a formulaic approach) and to the extent possible, consistent peer group criteria and approach to market analysis is used. The Company conducts periodic competitive market reviews approximately every two years.

Total Compensation Positioning versus Market

The Company targets total direct pay for executives in the 50th – 75th percentile of the competitive market range as determined by the total compensation market benchmarking and peer group analysis described above. Actual compensation positioning versus market will vary year-to-year based on Company and individual performance and overall cost considerations. Based upon the last competitive market review (2006), direct pay for the Company’s NEOs was positioned within the 50th – 75th percentile of the competitive market range.

Program Components and Policies

Compensation Elements and Targeted Mix

The compensation elements used for the Company’s executives include the following:

Direct Compensation

•	Base salary

•	Annual incentive bonus

•	Long-term equity incentive

A substantial portion of total direct compensation is allocated to variable, performance-based annual and long-term incentives. This is done to link executive compensation closely to the achievement of targeted results and performance as measured over a one-year and three-year period. The incentive components are intended to reinforce the larger scope of responsibilities, higher degree of decision-making and the potential impact of each executive’s performance. As a result of this emphasis on performance-based incentives, it is expected that there will be variability in executive pay year to year.

The direct compensation mix for the NEOs as a group (including the CEO) is targeted to deliver approximately one third of compensation through base salary, one third through the annual incentive bonus, and one third through the long-term equity incentive, with some variation across positions.

Indirect Compensation

•	Benefits

•	Perquisites

The Company’s executives participate in Company-sponsored benefit programs available to all employees. In addition, the Company maintains certain executive benefit and perquisite programs consistent with market practice and does not intend for the value from these programs to make up a significant percentage of total executive compensation (with the exception of the CEO SERP which is described below). In 2006, the compensation value from executive perquisites for the CEO was 2.9% of total reported compensation as reported in the SCT. For other NEOs on average as a group, the value of executive benefits and perquisites was less than 2.0% of total reported compensation.

Base Salary

The purpose of base salary is to attract and retain key executives by providing a basic level of income comparable to that of executives in similar positions at other companies, taking into account the individual’s performance and experience. Normal cost of living and appropriate merit and promotional adjustments are made periodically in line with the salary guidelines used for all of the Company’s employees.

The Compensation Committee reviews the salaries of its NEOs annually. The amount of salary increases is generally based on each executive’s performance within specific areas of accountability as measured against achievement and satisfaction of quantitative and qualitative objectives. The Company’s general philosophy is to pay NEO base salaries relatively close to the median of the competitive market range with the incentive components driving an executive’s ability to achieve a higher total compensation positioning within the competitive market range.

Based upon a comprehensive review in 2006, NEO salaries are positioned between the 50 th and the 75th percentile of the competitive market. As a result, the Compensation Committee is being more conservative with NEO base salary increases effective January 2007 to align with the philosophy of paying closer to the median.

Base salaries were increased by 1.2%, on average, for the NEO group in 2007. This compares to an average increase of 6.5% for the NEO group in 2006. The following table itemizes base salary increases by position (annualized salaries as of December 31 of each year):

Executive	2005 Actual	2006 Actual	2007 Projected	2006 % Increase	2007 % Increase
T. Vaill	$585,000	$620,000	$620,000	6.0%	0.0%
R. Whelan(1)	$240,000	$275,000	$300,000	14.6%	9.1%
W. Pressey	$400,000	$450,000	$450,000	12.5%	0.0%
J. Cromarty	$325,000	$350,000	$350,000	7.7%	0.0%
J. Parker(2)	$345,000	$360,000	$360,000	4.3%	1.2%

Average	$379,000	$411,000	$416,000	8.4%	1.2%

(1)	Mr. Whelan was hired in December of 2004. Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.
(2)	Mr. Parker’s actual salary rate will be 90% of the above amount for 2007 and in 2005 and 2006 was 80% of the above amounts.

Salary increases in 2006, for the most part, reflected increases in job scope and responsibility for most NEO positions as the Company continued to grow, diversify and expand its core businesses. In particular, Mr. Pressey’s increase reflected his expanded role as President and increasing focus on the Company’s acquisition strategy.

The Company did not increase NEO salaries in 2007 with the exception of Mr. Whelan’s salary, which was adjusted to be more in line with the relative positioning of other executive salaries after consideration of market data for Chief Financial Officers within the financial services industry. The Company believes that NEO salaries are fair and within a reasonable market range reflecting each executive’s role, experience, tenure with the Company and sustained performance over time.

Annual Incentive

The purpose of annual incentives is to motivate and reward executives for the achievement of the Company’s financial targets and individual performance goals.

Annual Incentives for the CEO and President

Annual incentives for the CEO and President are administered under the Company’s Annual Executive Incentive Plan (the “Plan”) adopted by the Board and approved by shareholders in 2004. This plan enables incentive payments to qualify as “performance-based compensation” under Section 162(m) of the Code. Under the Plan, the Compensation Committee utilizes a performance-based incentive framework to calculate individual incentive awards based on the attainment of pre-established objectives.

Each year, the Compensation Committee conducts a detailed performance-based review taking into account specific financial and non-financial performance categories linked to the Company’s strategic plan. Although complex to administer, the Compensation Committee selects a number of key metrics to ensure a balanced performance focus in support of the Company’s long-term strategy. Both short-term and long-term financial measures are included, as well as other factors to reinforce the emphasis on attaining goals described in the Company’s growth and strategic plan, ensuring the effective use of the Company’s capital, infrastructure building and overall leadership of the enterprise. The Company believes in using a holistic, long-term approach to performance, as ultimately the Company’s success depends on sustained performance across multiple financial and non-financial measurement categories to grow value for its shareholders over the long term.

The 2006 performance categories and targets for the CEO were:

•	Short-term financial results (40% weighting) including a revenue target of $347.4 million, operating income target of $56.3 million and cash earnings per share target of $1.83 per share.

•

Long-term financial results (20% weighting) including 3-year rolling average earnings per share growth target of 12%, 3-year rolling average ROE target of 14% and 3-year total shareholder return versus peers (target percentile ranking between the 50th – 75th% percentile).

•

Operational excellence (20% weighting) based on a subjective assessment by the Compensation Committee considering such factors as infrastructure building and progress against acquisition strategy and return on invested capital.

•	Leadership (20% weighting) based on the results of a formal Board evaluation survey of CEO effectiveness.

The 2006 performance categories and targets for the President were essentially the same as for the CEO with some differences across the non-financial categories based on goals defined for the President in 2006.

A target annual incentive payout (125% of base salary) and range of potential payout (0%-225% of base salary) are defined with actual awards calculated based on the attainment of performance in each category. Threshold and significant overachievement performance levels are also defined in order to calibrate and calculate the final awards. The Compensation Committee approves the performance-based incentive frameworks, including target award levels, and all related performance goals and formulas within the first 90 days of each calendar year.

Annual Incentives for other NEOs

Through 2006 annual incentive awards for the Company’s other NEOs have been based on the CEO’s assessment of relative individual performance and results against goals established at the beginning of the year for each executive, taking into account the overall performance of the Company. In 2007, the Company is developing performance-based incentive frameworks for all of its NEOs, and modifying the performance basis and measurement categories as appropriate, with the continued goal of optimal alignment with the Company’s strategic plan.

2006 Annual Incentive Awards (CEO and President)

On January 23, 2007, the Compensation Committee approved an annual incentive award (relating to the 2006 performance year) for Mr. Vaill of $810,000, or 131% of base salary, versus a target of 125% of base salary. The Committee also approved an annual incentive award (relating to the 2006 performance year) for Mr. Pressey of $625,500, or 139% of base salary, versus a target of 125% of base salary. The approved amounts for Mr. Vaill and Mr. Pressey represented 105% and 111% of their 2006 target awards respectively. Bonuses for 2006 for Mr. Vaill and Mr. Pressey were lower than their approved 2005 bonuses of $934,000 and $648,000, respectively, as a result of the Company’s financial performance in 2006 relative to 2005 performance.

The following table provides a comparison of the bonuses paid to the Company’s NEOs for 2006 and 2005 performance.

Executive	2006 Bonus	2005 Bonus (1)	$ change	% change
T. Vaill	$810,000	$934,000	$(124,000)	(13.3)%
R. Whelan(2)	$200,000	$150,000	50,000	33.3%
W. Pressey	$625,500	$648,000	$(22,500)	(3.5)%
J. Cromarty	$360,000	$300,000	60,000	20.0%
J. Parker	$360,000	$300,000	60,000	20.0%

Average	$411,000	$416,000	4,7000	1.0%

(1)	Bonus amounts reflects amounts awarded to Mr. Vaill and Mr. Pressey. Actual amounts paid to Mr. Vaill and Mr. Pressey for 2005 performance were slightly lower than the 2005 amounts approved by the Compensation Committee as Mr. Vaill and Mr. Pressey both elected to take reduced bonuses in 2005 in order to re-allocate bonus dollars to other executives.
(2)	Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.

2006 Annual Incentive Awards (Other NEOs)

Annual incentive awards for 2006 for the other NEOs were discretionary based on the CEO’s assessment of each executive’s performance, with final approval by the Compensation Committee. Annual incentive awards for 2006 for all other NEOs as a group represented 93% of base salary, on average.

Long-Term Equity Incentive

The Company’s long-term incentive program is an equity-only program administered under the Company’s 2004 Stock Option and Incentive Plan. Each year the amount of the share pool for equity grants is determined based on the Company’s performance tied to three-year rolling average EPS growth and three-year rolling average ROE. A performance matrix is used as a funding guideline for purposes of determining the preliminary share pool each year. The range of the potential share pool is set at 2%-4% of the number of shares outstanding at the end of the preceding calendar year. The Compensation Committee, after consideration of the matrix calculation, exercises discretion in determining and approving the final share pool each year.

The Company currently uses restricted stock and stock options as the two primary grant forms. The Company believes both forms play an important role in attracting, retaining and motivating executives to focus on long-term value creation. The Company uses stock options because stock options, granted at fair market value (i.e., not at a discount), only deliver value when the stock price goes up, and when shareholders receive value. All of the Company’s stock options are granted at the fair market value (closing price) on the date of grant.

The Company also uses restricted stock because with restricted stock, executives receive full value shares and become shareholders of record at the date of grant. As a result, restricted stock provides immediate ownership while enhancing executive retention as a result of a forfeiture restriction in the event that the executives leave the Company before the end of the stated vesting period (or when the restrictions lapse). The Company uses an annual grant process for determining long-term incentive awards for its executives.

Long-Term Incentives for the CEO and President

For the CEO and President, the performance based incentive framework criteria used for the annual incentive awards are also used to determine the long-term incentive (LTI) awards with heavier weighting on long-term performance measures. The CEO LTI target is 125% of base salary with a potential award value range of 0%-200% of base salary based on performance in each category. The President LTI target is 100% of base salary with a potential award value range of 0%-160% of base salary based on performance in each category.

The LTI award value as calculated per the performance-based incentive framework is determined before the grant date and converted to restricted stock and stock options using the daily average stock price for the previous year. This is done to provide an equity award that considers the share price of the Company over the prior year performance period, as opposed to one trading day. Once the number of restricted stock and stock options are determined and approved by the Compensation Committee, they are granted at the closing price on the grant date, consistent with the Company’s equity grant practices and policies. The CEO and President typically receive approximately 50% of their long-term award value in the form of restricted stock and 50% in stock options.

Long-Term Incentives for other NEOs

Through 2006 the Company’s other NEOs have received discretionary long-term incentive awards and allocations across the two grant forms at the CEO’s recommendation with approval by the Compensation Committee. In 2007, performance based incentive frameworks will be used to determine long-term incentive awards for all of the Company’s NEOs.

NEO 2006 and 2007 Stock and Option Awards

Stock awards for 2006 and 2007 were granted in tandem with stock options to the Company’s NEOs. The following table presents the grant date fair value of 2006 and 2007 stock and option awards for the Company’s NEOs. The 2007 stock and option awards were approved by the Compensation Committee on February 7, 2007 with the grant date set as February 15, 2007, consistent with the Company’s equity grant policy as described below. (Note: The SCT reflects actual FASB Statement No. 123 (Revised) Share-based Payments (“FAS 123(R)”) expense related to outstanding, unvested awards attributable to 2006 as opposed to the 2006 grant date fair value reported here.)

	2006 Awards					2007 Awards (3)
Executive	Grant Date	# Options	Grant Date Fair Value (1)	# Stock Awards	Grant Date Fair Value (2)	Grant Date	# Options	# Stock Awards
T. Vaill	02/17/06	64,000	$473,600	16,000	$475,840	02/15/07	50,000	12,500
R. Whelan(4)	02/17/06	8,000	$59,200	2,000	$59,480	02/15/07	10,000	2,500
W. Pressey	02/17/06	36,000	$266,400	9,000	$267,660	02/15/07	30.400	7,600
J. Cromarty	02/17/06	16,000	$118,400	4,000	$118,960	02/15/07	18,000	4,500
	08/16/06	—	—	10,000	$255,700	—	—	—
J. Parker	02/17/06	16,000	$118,400	4,000	$118,960	02/15/07	18,000	4.500

(1)	Fair value calculated in accordance with FAS 123(R) option valuation assumptions.
(2)	Based upon the closing price on February 17, 2006 of $29.74 for all options with the exception of Mr. Cromarty’s August 16, 2006 grant which was granted at the closing price of $25.57. Said grant represented a one-time, off cycle grant which was pre-determined as part of his new hire offer letter effective August 16, 2004.
(3)	Fair value will be calculated in accordance with FAS 123(R) option valuation assumptions and reported in the first quarter 10-Q filed with the Securities and Exchange Commission.
(4)	Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.

Factors considered in granting these awards were:

•	The Company’s overall share pool funding and the Company’s performance in the respective years.

•	Individual performance and contributions.

•	Targeted total compensation level and targeted mix of equity compensation based on each executive’s role.

•	Market competitiveness.

Stock options vest ratably over three years beginning on the anniversary of the grant date. All stock options have a ten-year option term. Restricted stock usually vests at the end of three years, on the third anniversary of the grant date.

Equity Grant Policy

The Company adopted an Equity Grant Policy in January of 2007 to ensure that its equity granting practices are maintained in strict compliance with the Company’s equity plans and policies and with all applicable laws, and to specifically prevent the backdating of any equity grant, or the manipulation of the timing of equity grants with the public release of material information with the intent of benefiting a grantee under an equity award. The policy will be effective for equity grants made after March 31, 2007. The Company’s policy is that equity grants occur on a pre-established day during each calendar quarter after the Company’s financial results for the prior quarter have been publicly disclosed. Accordingly, the grant date for all equity grants will generally be set on the 15th day of the month (or the last business day before the 15th day of the month) following the quarterly Board meeting. The four scheduled grant dates for each calendar are established at the beginning of each calendar year. The grant date shall not precede the date the grant was authorized by the Compensation Committee, and the grant date for any new hire shall not precede the employee’s date of hire. In addition, the policy provides that all awards and award terms are approved by the Compensation Committee in advance of the grant date; Boston Private executives do not have the ability to select a grant date; and the option exercise price is the closing price of the underlying stock on the date of grant.

In prior years the Company’s share pool and certain executive awards were approved annually by the Compensation Committee with a grant date set within a reasonable time period after the date of Compensation Committee approval (typically within 2-3 weeks of the Compensation Committee approval date). The grant date was always set after the date the Compensation Committee approved the awards to allow sufficient time to allocate share pools to the Company’s affiliates, determine individual awards (below the NEO level) and communicate the awards and award terms to affected associates. The CEO was delegated authority for the allocation of the approved share pool and for any off-cycle grants (i.e., grants that did not take place as part of the annual grant process) and all such grants were made at the closing price of the Company’s stock on the date of grant.

Stock Ownership Guidelines

The Company encourages its executive officers to have a meaningful investment in the common stock of the Company. The Company has not adopted a formal share ownership policy or requirement for its executive officers, but expects its officers’ ownership of Company stock to be at a level appropriate to the personal circumstances of the officer so as to align his or her individual interests with those of the shareholders. As of December 31, 2006, the CEO owned 1.31% and other NEOs as a group owned 1.00% of the Company’s common stock. This includes all options, vested and unvested, granted to the NEOs.

Perquisite Program and Other Benefits

Certain perquisite benefits are provided as part of Mr. Vaill’s employment agreement as follows: annual physical examination and any related medical testing, annual tax planning and tax preparation services, periodic estate planning and will preparation services and personal legal services. In addition, the Company provides Company-paid term life insurance with a gross death benefit of no less than $2,000,000 and a bonus, grossed up for applicable taxes, to cover the insurance premium related to a life insurance policy issued by Mass Mutual and owned by the Vaill Insurance Trust 1995 (Boston Private Bank & Trust Company, trustee). The value of all perquisites, which was $97,163 for 2006 as detailed in footnote 5 to the SCT (excluding the 401k match and dividends paid on unvested restricted stock), is capped at $100,000 annually. For the past three years, Mr. Vaill’s actual perquisite usage has remained below the annual cap of $100,000.

Other NEOs are entitled to a financial services benefit annually of $20,000 for the President and $10,000 for other NEOs. NEOs are also eligible for an annual physical exam. The full value of all perquisites is reported as income to the individuals and, accordingly, is subject to tax.

The CEO and all other NEOs are also eligible for Company-sponsored benefit programs available broadly to Boston Private employees, including healthcare and dental benefits, short-term and long-term disability, life insurance, the Company’s 401(k) and Profit Sharing Plan and the Company’s Employee Stock Purchase Plan.

CEO Supplemental Executive Retirement Plan (“SERP”)

The Company entered into a SERP Agreement in May 2001, which was subsequently amended in July 2004 as part of Mr. Vaill’s employment agreement. The SERP provides Mr. Vaill with a retirement benefit and in exchange extends Mr. Vaill’s full vesting in the benefit to age 70.

The Company’s decision to provide the SERP was based on Mr. Vaill’s long tenure and significant contributions as CEO and the desire on the part of the Company to keep Mr. Vaill employed as CEO past what is defined as the “normal retirement” age for purposes of the Agreement. The Company believes that the SERP benefit is reasonable in light of these factors. The Company also believes it is providing a competitive benefit based on retirement benefit offerings for CEOs at other companies.

The SERP is intended to deliver approximately 57% of final average pay, before any SERP offsets as defined in the Agreement, based on Mr. Vaill’s retirement at age 70 with 19 years of service. As of December 31, 2006, Mr. Vaill had 14 years of credited service. Mr. Vaill is currently 70% vested in this retirement benefit. Mr. Vaill’s SERP benefit will be paid in monthly installments commencing with the calendar month following retirement.

Executive Deferred Compensation Plan

The Company offers a deferred compensation plan that enables certain executives to defer a portion of their income. The amounts excluded are deferred from the executive’s taxable income and are not deductible by the Company until paid. The executives select from a limited number of mutual funds and the deferred amounts are increased or decreased to correspond to the market value of these underlying hypothetical mutual fund investments. The increase in value is recognized as compensation expense. The Company maintains a Rabbi Trust with respect to these obligations.

Executive Severance/Change In Control Protection

The Company provides Change In Control Protection Agreements for certain key employees, including its NEOs, to minimize the potential for any significant client, leadership or management disruptions in the running of the day to day operations of the Company during, and up to a reasonable amount of time after, a Change in Control event. In exchange for such protection, the NEOs are subject to non-solicitation/non-accept and confidentiality agreements, for a 2-year period. Mr. Vaill is also subject to a non-competition agreement as part of his employment agreement. Additional information regarding the agreements for the Company’s NEOs is provided under the heading “Executive Agreements and Potential Payments Upon Termination or Change In Control”.

Tax, Regulatory and Accounting Implications

The Company believes it is in compliance with respect to all tax, regulatory and accounting standards. Furthermore, the Compensation Committee will continue to review each element of compensation and take the appropriate steps to ensure tax deductibility if that can be accomplished without sacrificing flexibility and other important objectives of the overall compensation program for its executives.

Executive Compensation Tables

The following tables and footnote disclosure sets forth information concerning the compensation paid to or earned by the Company’s NEOs including the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Company, who served in such capacities during 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus (1)	Stock Awards ($) (1)	Option Awards ($) (2)	Non- Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and NQ Deferred Compensation Earnings ($)		All Other Compensation ($)		Total
(a)	(b)	(c)		(d)	(e)	(f)	(g)	(h)		(i)		(j)
Timothy L. Vaill,	2006	$620,000		—	$508,020	$328,227	$810,000	$913,366	(4)	$124,389	(5)	$3,304,003
Chairman and Chief Executive Officer
Robert J. Whelan,	2006	$275,000		$200,000	$106,582	$32,838	—	—		$10,280	(7)	$624,700
Executive Vice President and Chief Financial Officer(6)
Walter M. Pressey,	2006	$450,000		—	$225,818	$173,035	$625,500	—		$36,305	(8)	$1,510,657
President(8)
J. H. Cromarty,	2006	$350,000		$360,000	$143,229	$59,397	—	—		$26,641	(9)	$939,266
President-Eastern Region
Jonathan J. Parker,	2006	$288,020	(10)	$360,000	$114,663	$93,503	—	—		$25,412	(11)	$881,578
President-Western Region

(1)	The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of stock awards pursuant to the 2004 Stock Option and Incentive Plan. As a result, amounts may include amounts from awards granted prior to fiscal year 2006. See footnote 17 in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007 for the assumptions related to the calculation of these amounts.
(2)	The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) of options pursuant to the 2004 Stock Option and Incentive Plan. As a result, amounts may include amounts from awards granted prior to fiscal year 2006. See footnote 17 in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007 for the assumptions related to the calculation of these amounts.
(3)	The amounts in column (g) reflect the cash annual incentive awards to the named individuals under the 2004 Annual Executive Incentive Plan, which is discussed in further detail in the CD&A section under the heading “Annual Incentive”.
(4)	The amounts in column (h) reflect the actuarial increase in the present value of Mr. Vaill’s SERP as described in more detail under “Pension Benefits”. The significant increase in the actuarial present value of Mr. Vaill’s SERP is attributable to the short time period over which the Company is accruing this benefit given that the benefit was put in place relatively late in Mr. Vaill’s career with Boston Private.
(5)	Includes a $6,600 matching contribution by the Company to Mr. Vaill’s 401(k) for Plan year 2006, $26,376 for life insurance premiums, $33,416 for tax and financial planning services, $1,735 for legal services, $1,500 for executive medical services benefits $34,136 for tax gross-ups relating to select perquisites and benefits and $20,626 for dividends paid on unvested stock grants.
(6)	Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.
(7)	Includes a $6,600 matching contribution by the Company to Mr. Whelan’s 401(k) for Plan year 2006 and $3,680 for dividends paid on unvested stock grants.
(8)	Mr. Pressey is Interim Chief Financial Officer as of March 30, 2007.

(9)	Includes a $6,600 matching contribution by the Company to Mr. Pressey’s 401(k) for Plan year 2006, $12,728 for tax and financial planning services, $2,250 for executive medical services benefits $6,967 for tax gross-ups relating to specified perquisites and $7,760 for dividends paid on unvested stock grants.
(10)	Includes a $6,600 matching contribution by the Company to Mr. Cromarty’s 401(k) for Plan year 2006, $10,184 for tax and financial planning services, $4,737 for tax gross-ups relating to specified perquisites and $5,120 for dividends paid on unvested stock grants.
(11)	Mr. Parker’s base salary is prorated to reflect a reduced work week (80% pay rate based on an annualized salary of $360,000).
(12)	Includes a $6,600 matching contribution by the Company to Mr. Parker’s 401(k) for Plan year 2006, $10,000 for tax and financial planning services, $4,652 for tax gross-ups relating to specified perquisites and $4,160 for dividends paid on unvested stock grants.

Grants Of Plan-Based Awards

Name	Grant Date	Estimate Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($) (share)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Timothy L. Vaill	02/17/06	—	—	—	—	—	—	16,000	64,000	$29.74	$949,440
	N/A	$155,000	$775,000	$1,395,000
Robert J. Whelan(2)	02/17/06	—	—	—	—	—	—	2,000	8,000	$29.74	$118.680
Walter M. Pressey	02/17/06	—	—	—	—	—	—	9,000	36,000	$29.74	$534,060
	N/A	$112,500	$562,500	$1,012,500
J. H. Cromarty	02/17/06	—	—	—	—	—	—	4,000	16,000	$29.74	$237,360
	08/16/06	—	—	—	—	—	—	10,000	—	—	$255,700
Jonathan H. Parker	02/17/06	—	—	—	—	—	—	4,000	16,000	$29.74	$255,700

(1)	The amounts shown in column (c) reflect the minimum threshold payment levels which are 20% of the target amount shown in column (d). The amount shown in column (e) is 180% of the target amount shown in column (d).
(2)	Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.

Outstanding Equity Awards At Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(2) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Timothy L. Vaill	—	64,000	—	$29.74	02/17/16	4,000	$112,840	—	—
	15,000	30,000	—	$27.06	02/11/15	15,000	$423,150	—	—
	30,000	15,000	—	$27.16	02/27/14	15,000	$423,150	—	—
	35,700	—	—	$16.72	02/14/13	16,000	$451,360	—	—
	46,000	—	—	$22.26	01/17/12	18,458	$520,686	—	—
	60,000	—	—	$18.72	01/18/11	—	—	—	—
	11,450	—	—	$8.56	01/20/10	—	—	—	—
Robert J. Whelan(4)	—	8,000	—	$29.74	02/17/16	10,000	$282,100	—	—
	2,500	5,000	—	$27.06	02/11/15	2,000	$56,420	—	—
Walter M. Pressey	—	36,000	—	$29.74	02/17/16	4,000	$112,840	—	—
	8,333	16,667	—	$27.06	02/11/15	6,000	$169,260	—	—
	6,667	6,667	—	$27.16	02/27/14	7,500	$211,575	—	—
	6,000	—	—	$16.72	02/14/13	9,000	$253,890	—	—
J.H. Cromarty	—	16,000	—	$29.74	02/17/16	6,000	$169,260	—	—
	4,000	8,000	—	$27.06	02/11/15	3,000	$84,630	—	—
	—	—	—	—	—	4,000	$112,840	—	—
	—	—	—	—	—	10,000	$282,100	—	—
Jonathan H. Parker	—	16,000	—	$29.74	02/17/16	4,000	$112,840	—	—
	4,666	9,334	—	$27.06	02/11/15	2,000	$56,420	—	—
	10,000	5,000	—	$27.16	02/27/14	4,000	$112,840	—	—
	5,000	—	—	$19.61	01/16/13	4,000	$112,840	—	—

(1)	All securities issued under either Boston Private Financial Holdings, Inc. 1997 Long-Term Incentive Plan or Boston Private Financial Holdings, Inc. 2004 Stock Option and Incentive Plan.
(2)	Most options vest in equal installments over three years.
(3)	Most shares vest three years from date of grant.
(4)	Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.

Option Exercises & Stock Vested

Name	Number of Shares Acquired on Exercise (#) (1)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)		Value Realized on Vesting ($)
(a)	(b)	(c)	(d)		(e)
Timothy L. Vaill	80,000	$1,604,137	18,053	(2)	$523,134
Robert J. Whelan (3)	—	—	—		—
Walter M. Pressey	19,625	$189,418	6,000		$179,760
J.H. Cromarty	—	—	2,000		$50,500
Jonathan H. Parker	—	—	2,500		$74,425

(1)	All securities issued under either Boston Private Financial Holdings, Inc. 1997 Long-Term Incentive Plan or Boston Private Financial Holdings, Inc. 2004 Stock Option and Incentive Plan.
(2)	Includes 6,153 shares vesting in Mr. Vaill’s SERP.
(3)	Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Timothy L. Vaill	Boston Private Financial Holdings, Inc. Supplemental Executive Retirement Agreement	14	$4,275,169	—

(1)	The annual benefit payable at retirement is equal to the product of: (i) 3.0%, (ii) the number of years of service, and (iii) Mr. Vaill’s final average pay, as defined in the agreement. The resulting amount is offset by: (a) the annual Social Security Benefit payable at retirement multiplied by years of service divided by 40, (b) the annuitized value of the employer-provided 401(k) balance, and (c) the annuitized value of the vested portion of 24,610 shares of common stock granted on October 3, 2001 pursuant to the Restated 1997 Long-Term Stock Incentive Plan.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions In Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (1)
(a)	(b)	(c)	(d)	(e)	(f)
J.H. Cromarty	$80,072	—	$13,466	—	$119,943
Jonathan H. Parker	$14,400	—	$29,678	—	$212,774
Walter M. Pressey	$237,332	—	$48,814	—	$368,286

(1)	Deferred compensation accounts are invested in mutual funds managed by third party administrators and selected by each individual.

Executive Agreements and Potential Payments Upon Termination or Change In Control

CEO Employment Agreement

The Company entered into an Executive Employment Agreement effective January 1, 2004 (the “Employment Agreement”) to extend, amend and restate the terms of Mr. Vaill’s then existing employment agreement, which expired in accordance with its terms on December 31, 2003. The Employment Agreement provides for a three-year term, which expired on December 31, 2006, and is automatically extended by successive one-year terms each December 31st. The term of the Employment Agreement is automatically extended unless the Company provides thirty days’ prior written notice to the contrary to Mr. Vaill. Notwithstanding the foregoing, pursuant to the terms of the Employment Agreement, the Company may terminate Mr. Vaill for cause (as defined in the Employment Agreement). If the Company terminates the Employment Agreement without cause (as defined in the Employment Agreement), Mr. Vaill will be entitled to receive, among other things, an amount equal to 2.99 times his current base salary plus the average of his three most recent bonus payments in the years prior to termination and a pro-rata bonus for the year in which the termination occurs. If Mr. Vaill terminates his employment for good reason (as defined in the Employment Agreement) within three years following a change in control (as defined in the Employment Agreement), Mr. Vaill will be entitled to receive a payment equal to that which he would receive if terminated without cause. The Company will not be required to make any payment in the event of Mr. Vaill’s termination to the extent such payment would constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Internal

Revenue Code of 1986, as amended (a “Parachute Payment”). The Employment Agreement also provides (i) that upon any voluntary termination by Mr. Vaill of his employment (other than with good reason), he shall not be employed by any significant competitor of the Company (as defined in the Employment Agreement) for two years following such termination, and (ii) that Mr. Vaill shall not disclose any confidential information obtained by him during his employment. Mr. Vaill is also eligible to receive stock options under the 2004 Stock Option and Incentive Plan and certain incentive payments under the 2004 Annual Executive Incentive Plan.

In addition, the Company has entered into a Supplemental Executive Retirement Agreement with Mr. Vaill, which provides for payments to Mr. Vaill upon his retirement or termination of employment with the Company, other than for cause, as described above.

Change In Control Protection Agreements

The Company entered into Change in Control Protection Agreements with its NEOs effective the date of their respective agreements. The Agreements provide for certain payments and other benefits upon the occurrence of a change in control as defined in the Agreements, and including, but not limited to, the consolidation or merger of the Company or a change in the beneficial ownership of the Company as defined in the Agreements at any time during the three years after a change in control. The key provisions of the Change In Control Protection Agreements for the Company’s NEOs are as follows:

•	Lump-sum cash severance payment equal to 2.5-2.99 times annual compensation (sum of base salary and average bonus payments for the three most recent taxable years preceding termination).

•	Pro-rata bonus (for fiscal year in which termination occurs).

•	Accelerated vesting of outstanding, unvested stock option and stock awards.

Notwithstanding the foregoing, the Company will not be required to make any payment under the Agreements to the extent such payment would constitute a Parachute Payment.

The following table provides quantification of the above benefits, including benefits for Mr. Vaill as part of his Employment Agreement, assuming termination as of December 31, 2006. Estimated stock and option values calculated assuming the closing price of the Company’s stock on December 31, 2006 of $28.21.

Executive Benefit and Payments Upon Change In Control Termination

	Timothy L. Vaill	Robert J. Whelan (2)	Walter M. Pressey	J.H. Cromarty	Jonathan H. Parker
Multiple of compensation	2.99	2.50	2.99	2.99	2.99
Lump-sum cash severance	$4,333,507	$1,125,000	$3,112,590	$1,803,967	$1,983,367
Pro-rated bonus for fiscal year of termination (1)	$810,000	$200,000	$625,500	$360,000	$360,000
Accelerated vesting of outstanding options and nonvested stock grants	$1,460,750	$344,270	$773,732	$658,030	$410,924

Total	$6,604,257	$1,669,270	$4,511,822	$2,821,997	$2,754,291

(1)	Assumes full-year bonus for 2006.
(2)	Mr. Whelan resigned as Boston Private’s Chief Financial Officer effective March 30, 2007.

Mr. Vaill is eligible for additional three-year service credits upon a Change in Control for purposes of the SERP (for vesting purposes only). He is also eligible for the continuation of his perquisites and other employee benefits under any of the Company’s plans upon the same terms as in effect on the date of termination for a period up to three years following such termination or until such earlier time as the Executive becomes eligible for equivalent coverage(s) under another group benefit plan.

All payments calculated in respect to the Company’s Change In Control Protection Agreements shall be reduced to the extent needed to ensure tax deductibility by the Company thereby bringing them within the limitations of Section 280G of the Internal Revenue Code of 1986.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Messrs. Colangelo, Bennett, and Mr. Straus (until Mr. Straus’s resignation in October 2006), Ms. Graveline and Mrs. Hoffman served as members of the Compensation Committee of the Board of Directors of the Company during the fiscal year ended December 31, 2006. None of these individuals has ever been an officer or employee of the Company or any of its subsidiaries.

Compensation of Directors

Directors of the Company who are not full-time employees of the Company or any of its subsidiaries receive compensation under a compensation program which became effective May 1, 2006. The annual retainer fee for Directors of the Company who are not full-time employees of the Company is $30,000; the lead director’s retainer is $42,000. The annual retainer fees are payable 100% in cash. In addition, Non-Employee Directors who serve as committee members receive an additional annual retainer fee, payable in cash, of $12,000 for audit committee and $9,000 for all other committees. Chairpersons of committees receive a higher annual retainer fee than committee members, payable in cash, of $18,000 for audit committee and $12,000 for all other committees to reflect the increased role and time commitment required as Chairperson. In addition to the foregoing, any non-employee director serving simultaneously as a member of the Board of Directors of the Company and the board of directors of a subsidiary may receive retainer fees for each board on which he or she serves. Directors of the Company also receive $30,000 in shares of common stock and $30,000 in options, both calculated based on the closing price as of May 15, on an annual basis pursuant to the 2004 Stock Option and Incentive Plan (the “2004 Plan”) (See description below).

In 2004, the Company’s Board of Directors and shareholders voted to approve and adopt the 2004 Plan for officers, employees, Non-Employee Directors and other key persons of the Company and its subsidiaries. The 2004 Plan replaced the Directors’ Stock Option Plan (the “Directors’ Plan”) that was originally approved in 1993, and upon adoption of the 2004 Plan, grants are no longer made under the Directors’ Plan. The 2004 Plan provides that during each fiscal year each Non-Employee Director of the Company may be granted, at the discretion of the Administrator (as defined in the 2004 Plan), Non-qualified Options to acquire up to 7,500 shares of common stock. Each Non-Qualified Option granted to a Non-Employee Director will have an exercise price equal to the fair market value of the shares of common stock of the Company on the grant date and will expire upon its tenth anniversary. Unless otherwise determined by the Administrator, these stock options will be exercisable after the first anniversary of the grant date. The Administrator may also grant shares (at no cost or for a purchase price determined by the Administrator) of common stock that are free from any restrictions under the 2004 Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation due to such participant. As with the Directors’ Plan, the 2004 Plan also provides that any Director who retires after serving 12 years on the Board is eligible for a one-time award of an option to purchase 10,000 shares of Common Stock.

Director Compensation

Name and Principal Position	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and NQ Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Board of Directors
Herbert S. Alexander, CPA	2006	$54,750	$52,954	$31,488	—	—	—	$139,192
Peter C. Bennett	2006	$61,500	$37,954	$31,488	—	—	—	$130,942
Eugene S. Colangelo	2006	$47,750	$52,954	$31,488	—	—	—	$132,192
Kathleen M. Graveline	2006	$74,000	$37,954	$31,488	—	—	—	$143,442
Lynn Thompson Hoffman	2006	$60,250	$52,954	$31,488	—	—	—	$144,692
Richard I. Morris, Jr.	2006	$49,250	$52,954	$31,488	—	—	—	$133,692
William J. Shea	2006	$51,687	$52,954	$31,488	—	—	—	$136,129
Dr. Allen L. Sinai	2006	$46,500	$52,954	$31,488	—	—	—	$130,942
John A. Straus(2)	2006	$35,750	$52,954	$31,488	—	—	—	$120,192
Stephen M. Waters	2006	$49,563	$52,954	$31,488	—	—	—	$134,005

(1)	Stock awards include a full year of 2006 stock payments and the 2005 fourth quarter amount issued in the first quarter of 2006.
(2)	Mr. Straus resigned from the Company’s Board of Directors effective October 16, 2006.

RELATED PARTY TRANSACTIONS

The Company sends out questionnaires to its directors and officers, and those of its majority or wholly-owned subsidiaries regarding related party transactions. If there are any affirmative responses the Board reviews them and the terms and conditions of any such transactions. There are two related party transactions.

Stephen M. Waters, who is a director of the Company, has two loans for approximately $7.8 million with Boston Private Bank. In addition to this loan, Mr. Waters is also a guarantor on one loan with Boston Private Bank for approximately $236 thousand at December 31, 2006. Mr. Waters also has an unsecured standby letter of credit with a line of $465 thousand and a zero balance as of December 31, 2006 with Gibraltar. The loans with Boston Private Bank were originated prior to Mr. Waters becoming a director of the Company. All of the loans are current as of December 31, 2006. All loans were made in the ordinary course of business under normal credit terms, including interest rates and collateral requirements prevailing at the time of origination for comparable transactions with other persons, and do not represent more than normal credit risk.

Robert J. Whelan, who was Executive Vice President and Chief Financial Officer of the Company until March 30, 2007, has an outstanding residential mortgage loan for approximately $198 thousand, as of December 31, 2006, with Boston Private Bank. This loan was originated prior to Mr. Whelan being employed by the Company. This loan was current as of December 31, 2006. This loan was made in the ordinary course of business under normal credit terms, including interest rate and collateral requirements prevailing at the time of origination for comparable transactions with other persons, and does not represent more than normal credit risk.

INFORMATION CONCERNING CHARTER FINANCIAL

Charter Financial

Charter Financial is a bank holding company regulated by the Federal Reserve and located at 10885 N.E. 4th Street, Suite 100, Bellevue, Washington 98004 and our telephone number is 425-586-5000. We are a Washington corporation that owns all of the outstanding shares of Charter Bank and Banc Support, Inc. Our primary business activity is to support our two wholly owned subsidiaries.

Charter Financial pays dividends to shareholders, if and when declared by its Board of Directors and funds subsidiary activities through a line of credit and trust preferred security debt issuances and shareholders equity.

As of December 31, 2006 Charter Financial and subsidiaries had consolidated assets of $321.8 million, deposits of $249.1 million, net loans receivable of $218.6 million and shareholders equity of $20.7 million.

Charter Bank

Charter Bank is a commercial bank that was chartered by the State of Washington and opened for business in January 1998. We are a private bank for family owned businesses, their owners and employees. We offer an array of traditional deposit and loan services to our clients who are primarily located throughout King, Pierce and Snohomish Counties, Washington. This area is generally know as the Puget Sound Basin and has approximately three million residents.

In additional to its main office in Bellevue, Charter Bank has three offices located in Redmond, Kent and Seattle Washington (all in King County). Each office is led by an Executive Vice President or Senior Vice President who has broad authority to deliver product decisions to the client. All four office locations are leased.

The primary source of income generated for Charter Bank is the interest and fee income earned from our loans and interest earned on the investment portfolios. To develop business, Charter Bank relies to a significant extent on the personalized approach of our relationship managers, directors, and referrals from satisfied clients. Loan products are highly customized and are e generally private banking and commercial banking loans, which includes lines of credit, term loans, and various real estate loan products. We specialize in speculative and custom construction lending, land development, commercial construction and owner occupied and investment real estate lending. Additionally, we enjoy a specialty niche in providing banking services to doctors and dentists.

In accordance with our internal policy, we limit our real estate loans to no more than 70% of our total loans. We have a policy on concentrations of credit and we limit these loans to a multiple of our capital and these loans are monitored quarterly.

Charter Bank provides a variety of deposit and related products including checking accounts, savings accounts, money market accounts, repurchase agreements and certificates of deposits. Deposit services include internet banking and customized treasury management services. Deposits are made in person at one of our four branches, mailed to one of our branches or picked up via couriers. Our deposit clients are predominately business professionals, small to medium sized commercial businesses and non-profit organizations. The primary source of core deposits comes from within our primary market area. Deposits are solicited by our experienced relationship managers and directors or are a result of referrals from satisfied clients.

For the convenience of our clients, we offer drive through services in Bellevue and Kent. Additionally, our clients can use our debit card to access cash at any ATM worldwide. We reimburse our clients for ATM charges.

Charter Bank’s deposits are insured with the FDIC and we employ 53 banking professionals.

We operate in a highly competitive metropolitan market place. Our primary competitors are large “national” banks, community banks, savings banks, credit unions, finance companies, insurance companies, mortgage bankers and brokers, and non-financial institutions many of whom are much larger than we are.

Banc Support, Inc

Banc Support, Inc is located in Kent, Washington in leased space adjacent to our Kent branch office. Banc Support, Inc provides loan documentation services to Charter Bank as well as other community banks, credit unions and finance companies. Presently the company provides documentation services for six clients (including Charter Bank).

Charter Financial Selected Financial Information

Charter Financial is providing the following selected consolidated financial information to help you analyze the financial aspects of the merger. The information is derived from Charter Financial’s audited financial statements for 2002 through 2006. You should not rely on the historical information as being indicative of results expected for any future interim period.

	As of and for the Years Ended December 31
	2006	2005	2004	2003	2002
	($ in thousands, except per share data)
Total assets	$321,835	$272,157	$231,609	$194,519	$166,110
Net loans	218,624	190,301	156,393	135,471	122,120
Allowance for loan losses	2,309	2,168	2,005	2,054	1,862
Investment securities	37,676	44,193	53,188	37,539	23,927
Cash and cash equivalents	32,238	28,403	12,265	14,158	13,689
Deposits	249,117	220,179	185,445	158,939	138,653
Borrowings	49,371	33,373	30,000	21,000	14,100
Stockholders’ equity	20,694	16,355	14,704	13,109	11,751
Nonperforming assets	—	—	—	—	—
Interest income	19,510	15,082	10,620	9,524	8,740
Interest expense	7,861	5,121	2,530	2,100	2,544
Net interest income	11,649	9,961	8,090	7,424	6,196
Provision for loan losses	146	175	52	230	441
Net interest income after provision for loan losses	11,503	9,786	8,038	7,194	5,755
Non-interest income	685	709	1,030	977	931
Non-interest expense	7,959	7,323	6,406	5,810	5,216
Income before provision for income taxes	4,229	3,172	2,662	2,361	1,470
Provision for income tax expense	1,227	996	838	776	464
Net Income	3,002	2,176	1,824	1,584	1,006
Per Share Data:
Basic earnings per share	$2.15	$1.64	$1.42	$1.36	$0.87
Diluted earnings per share	$2.05	$1.52	$1.28	$1.28	$0.84
Weighted average basic common shares outstanding	1,394,799	1,324,454	1,288,729	1,160,757	1,150,105
Weighted average diluted common shares outstanding	1,527,741	1,458,518	1,458,492	1,239,640	1,199,668
Selected Operating Ratios:
Return on average assets	1.13%	0.89%	0.89%	0.90%	0.68%
Return on average equity	16.53%	14.05%	13.09%	12.77%	9.15%
Interest-rate spread (1)	3.76%	3.75%	3.86%	4.18%	4.07%
Net interest margin (1)	4.64%	4.32%	4.21%	4.52%	4.50%
Non-interest income/total revenue (2)	5.55%	6.64%	11.29%	11.63%	13.06%
Asset Quality Ratios:
Nonperforming loans to total loans	—	—	—	—	—
Nonperforming assets to total assets	—	—	—	—	—
Allowance for loan losses to nonperforming loans	0.00%	0.00%	0.00%	0.00%	0.00%
Net loans charged-off (recovered) to average loans	0.00%	0.01%	0.00%	0.03%	0.03%
Other Ratios:
Equity to Assets Ratio	6.43%	6.01%	6.35%	6.74%	7.07%

(1)	Interest rate spread represents the difference between the weighted average yield on interest-earning assets on a fully taxable equivalent basis, and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income on a fully-taxable equivalent basis as a percent of average interest-earning assets.
(2)	Total revenue is defined as net interest income plus non-interest income.

Share Ownership Of Principal Shareholders, Management And Directors Of Charter Financial

The following table shows, as of March 31, 2007, the beneficial ownership of Charter Financial common stock by (i) each person known by Charter Financial to be the beneficial owner more than 5% of Charter Financial’s outstanding common stock, (ii) each of Charter Financial directors and executive officers; and (iii) all of Charter Financial’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

NAME	SHARES BENEFICIALLY OWNED	PERCENTAGE OF CLASS
Directors
Douglas A. Cruickshank	11,590	0.79%
Michael K. Hubbard	6,220	0.42
Keith B. Jackson	69,188	4.73
Randy C. James	54,117	3.70
Patrick G. McDermott	13,872	0.95
Terry Peterson	68,134	4.65
A.P. Simon	44,088	3.01
Nicholas N.Westlund	26,278	1.79
Kathleen P. Wilcox	13,677	0.93

Executive Officers who are Not Directors

Richard C. Darrow	37,597	2.57
Alan W. Fulp	27,472	1.88

All Directors And Executive Officers As A Group	372,233	25.42

COMPARISON OF SHAREHOLDERS’ RIGHTS

Boston Private and Charter Financial are incorporated in Massachusetts and Washington, respectively. The rights of Charter Financial shareholders are currently governed by the Chapter 23B of the Washington Code, also known as the Washington Business Corporation Act, (the “WBCA”), Charter Financial’s articles of incorporation and by-laws. Upon completion of the merger, unless you perfect your dissenter’s rights or receive only cash consideration in the merger, you will become a stockholder of Boston Private, and your rights will be governed by the Massachusetts Business Corporation Act, (the “MBCA”), and Boston Private’s articles of organization and by-laws. The following is a summary of the material differences between your rights as a shareholder of Charter Financial and the rights of shareholders of Boston Private, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the WBCA, MBCA, Charter Financial’s articles of incorporation and by-laws and Boston Private’s articles of organization and by-laws.

Capitalization

Boston Private. The total authorized capital stock of Boston Private consists of 70.0 million shares of common stock, par value $1.00 per share, and 2.0 million shares of undesignated preferred stock, par value $1.00 per share. As of                     , there were              shares of Boston Private common stock issued and outstanding. All shares of Boston Private common stock are generally non-assessable.

Charter Financial. The total authorized capital stock of Charter Financial consists of 4,976,640 shares of common stock with no par value per share, and 250,000 shares of preferred stock with no par value. As of             , there were              shares of Charter Financial common stock issued and outstanding and              shares held in treasury. Charter Financial common stock is generally non-assessable.

Accordingly, both Boston Private and Charter Financial may issue preferred stock without any further action by shareholders.

Voting Rights

Boston Private. Each holder of Boston Private common stock is entitled to one vote for each share held of record. Boston Private’s articles do not permit its shareholders to cumulate their votes for the election of directors.

Charter Financial. Each holder of Charter Financial’s common stock is entitled to one vote for each share held of record. Charter Financial’s articles do not permit its shareholders to cumulate their votes for the election of directors.

Thus, Boston Private’s and Charter Financial’s voting rights are substantially identical.

Board Authority to Issue Stock

Boston Private. Boston Private’s board of directors is authorized to issue, without stockholder approval, shares of common stock and undesignated shares of preferred stock from time to time in one or more series. Subject to limitations of the MBCA and Boston Private’s articles and by-laws, the board may determine the number of shares of common stock to issue and the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions concerning dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board.

Charter Financial. Charter Financial’s board of directors is authorized to issue, without shareholder approval, shares of common stock and shares of preferred stock. Subject to limitations of the WBCA and Charter Financial’s articles and by-laws, the board may determine the number of shares to issue.

Accordingly, both Boston Private and Charter Financial’s boards have the authority to issue shares of common stock and shares of preferred stock without stockholder approval.

Preemptive Rights

Boston Private’s shareholders do not have preemptive rights. Charter Financial shareholders do not have preemptive rights to acquire unissued shares of capital stock of the corporation, or to acquire any obligations issued or sold which are convertible into stock of the corporation, unless the Charter Financial board determines so.

Distributions to Shareholders

Boston Private. The Federal Reserve Board has authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve Board has indicated generally that it may be an unsafe and an unsound practice for bank holding companies to pay dividends unless the bank holding company’s net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization’s capital needs, asset quality, and overall financial condition. Boston Private’s ability to pay dividends is dependent upon the flow of dividend income to it from its subsidiaries, including its bank subsidiaries. The ability of Boston Private’s banks to pay dividends may be affected or limited by similar regulatory restrictions imposed by other federal or state bank regulatory agencies. Payments of dividends by Boston Private’s banks are subject to banking law restrictions such as:

•	the FDIC’s authority to prevent a bank from paying dividends if such payment would constitute an unsafe or unsound banking practice or reduce the bank’s capital below safe and sound levels;

•

federal legislation which prohibits FDIC-insured depository institutions from paying dividends or making capital distributions that would cause the institution to fail to meet minimum capital requirements or if it is already undercapitalized;

•

California banking law restrictions which preclude a California state chartered bank from paying dividends in an amount which exceeds the lesser of the retained earnings of the bank or the net income of the bank’s last three fiscal years (less the amount of any distribution made by the bank to its shareholders during such period); and

•

Massachusetts banking law restrictions which preclude a Massachusetts trust company from paying dividends unless the aggregate value of its capital stock and surplus account are equal to at least ten percent of its deposit liabilities.

•

The OTS’s capital restrictions on capital distributions of federal savings associations when the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income for that year through the date of the proposed capital distribution plus the retained net income for the preceding two years and the OTS’s restriction on making a capital distribution that would cause a federal savings association to fail to be well capitalized.

Under the MBCA, a corporation may make distributions to shareholders so long as the action:

•	is not taken when the corporation is insolvent;

•	does not render the corporation insolvent; and

•	does not violate the corporation’s articles.

Charter Financial. Charter Financial is also a bank holding company, it is subject to the same federal regulatory scheme outlined above regarding distributions to shareholders as well as various state banking agency regulations. Charter Financial’s ability to pay dividends is also limited by state corporation law. Under the WBCA, a corporation may make distributions to shareholders so long as the action:

•	does not render the corporation unable to pay its liabilities as they become due in the usual course of business; and

•	does not violate the corporation’s articles.

Boston Private and Charter Financial are both subject to certain limitations on declaring dividends based upon their assets and liabilities, as well as additional regulatory restrictions.

Meetings of Shareholders; Notice

Boston Private. A special meeting of shareholders may be called only by the president, by the board or by the secretary upon the written application of one or more shareholders who hold at least two-thirds (or such lesser percentage as is required by law) in interest of the capital stock entitled to vote at the meeting. Under Boston Private’s by-laws, it must give each stockholder of record written notice stating the date, place, hour and purpose of an annual or special meeting at least seven days before the meeting.

Charter Financial. Under Charter Financial’s by-laws, a special meeting of shareholders may be called by the president, any member of the board of directors or by holders of at least one-third of all shares of stock of the corporation entitled to vote at the meeting. Written notice of the meeting must be given at least ten days but not more than sixty days before the date of the meeting, stating the date, time and place of the meeting. For meetings involving certain purposes, there is a requirement that notice be given at least twenty days before the date of the meeting.

A smaller number of shareholders of Charter Financial, the holders of at least one third of all shares of stock, can call a special meeting of shareholders. Holders of at least two-thirds of Boston Private capital stock entitled to vote are required to call a special meeting.

Stockholder Action by Written Consent

Boston Private. Boston Private’s articles provide that stockholder actions can be taken only at a duly called annual or special meeting and not by written consent.

Charter Financial. Charter Financial’s by-laws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent resolution, setting forth the action taken, is signed by all shareholders entitled to vote on the action and is delivered to the corporation. Upon delivery, the consent resolution has the same force and effect as a unanimous vote of the shareholders.

Boston Private’s shareholders may only take actions at an annual or special meeting, whereas Charter Financial’s shareholders may also take actions by written consent of all shareholders entitled to vote on the action.

Stockholder Proposals

Boston Private. Boston Private’s by-laws provide that for stockholder nominations of directors and stockholder proposals to be brought properly before an annual meeting, the stockholder must notify Boston Private of the nomination or proposal 60 but not more than 120 days before the anniversary date of the prior year’s annual meeting. However, if the annual meeting is scheduled to be held more than 30 days before or 60 days after the anniversary date of the prior year’s annual meeting, then notice must be delivered within 120 days of the date of the meeting and before the later of 60 days prior to the date of the meeting and 10 days after the date of the meeting is publicly disclosed.

Charter Financial. Neither Charter Financial’s by-laws nor the WBCA provide special procedures for shareholder proposals. However, Charter Financial’s articles provide that nominations for election to the board of directors, other than those made by the board of directors, must be made in writing, contain certain information, and be delivered or mailed to the Chairman of the corporation at least fourteen days but not more than sixty days prior to any meeting called for the election of directors. Other notice time periods apply in the case of a meeting called where less than twenty-one days notice is given to shareholders.

Accordingly, in order to have a shareholder proposal brought before its annual meeting, Boston Private’s by-laws require shareholders to give prior notice of such proposal whereas Charter Financial’s by-laws permit shareholders to present any proper matter at the annual meeting; however, shareholders must give prior notice of nominations for election to the board of directors.

Quorum for Meeting of Shareholders

Boston Private. The holders of a majority in interest of all outstanding stock entitled to vote at a Boston Private stockholder meeting, present in person or represented by proxy, constitutes a quorum for transacting business at a meeting.

Charter Financial. Charter Financial’s by-laws provide that the presence, in person or by proxy, of a majority of the votes in a voting group entitled to vote on a matter at a shareholders’ meeting constitutes a quorum for that voting group for action taken on that matter during the meeting.

Boston Private’s and Charter Financial’s quorum requirements are substantially identical.

Stockholder Inspection

Boston Private. Under the MBCA, Massachusetts corporations are required to maintain the following records, which any stockholder may, after at least five business days’ prior written notice, inspect and copy: (1) the articles and by-laws, (2) certain board and stockholder resolutions, (3) certain written communications to shareholders, (4) names and addresses of current directors and officers and (5) the most recent annual report. In addition, shareholders are entitled to inspect and copy other books and records of the corporation during regular business hours if the stockholder gives at least five business days’ prior written notice to the corporation and (a) the stockholder’s demand is made in good faith and for a proper purpose, (b) the demand describes with particularity its purpose and the records to be inspected or copied (c) the requested records are directly connected with such purpose and (d) the corporation did not determine in good faith that disclosure of the records sought would adversely affect the corporation in the conduct of its business or, in the case of a public corporation, constitute material non-public information at the time when the shareholder’s notice of demand to inspect and copy is received by the corporation.

Charter Financial. Under the WBCA, Washington corporations are required to maintain the following records, which any shareholder of record may, after at least five business days’ prior written notice, inspect and copy: (1) the articles and by-laws, (2) minutes of all shareholder meetings, (3) certain written communications to shareholders, (4) names and addresses of current directors and officers, (5) the most recent annual report, (6) records of actions taken by shareholders without a meeting for the past three years, and (7) certain financial statements. In addition, shareholders are entitled to inspect and copy other books and records of the corporation during regular business hours if the shareholder gives at least five business days’ prior written notice to the corporation and (a) the shareholder’s demand is made in good faith and for a proper purpose, (b) the demand describes with particularity its purpose and the records to be inspected or copied and (c) the requested records are directly connected with such purpose.

Accordingly, Boston Private has the right to refuse to provide records if it determines in good faith that disclosure of the records sought would adversely affect the corporation in the conduct of its business or, in the case of a public corporation, constitute material non-public information at the time when the shareholder’s notice of demand to inspect and copy is received by the corporation. Charter Financial cannot refuse to provide records under such circumstances.

Number of Directors

Boston Private. Boston Private currently has 11 directors. Boston Private’s by-laws provide that the board shall consist of not less than three directors. The number of directors is fixed by the board and may be increased at any time by a vote of a majority of the directors then in office or at any special meeting of shareholders called at least in part for such purpose.

Charter Financial. Charter Financial’s articles provide that the board of directors shall consist of not fewer than five or more than fifteen persons. Charter Financial’s articles of incorporation and by-laws provide that the exact number of directors shall consist of such number as is set from time to time by resolution of the board. The articles provide that the board may not, between annual meetings of the shareholders, increase by more than two the number of directors elected by the shareholders at the last preceding annual meeting. Furthermore, no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

Both Charter Financial and Boston Private may alter the number of directors serving on their boards, however, Boston Private’s shareholders and directors have more flexibility to do so.

Vacancies

Boston Private. Vacancies on the board as a result of an increase in the number of directors on the board may be filled by the shareholders at the special meeting at which they enlarged the board or by a majority of the directors then in office. Otherwise, vacancies may only be filled by a majority of the directors then in office.

Charter Financial. Charter Financial’s by-laws provide that vacancies may be filled by the remaining directors constituting a quorum or by the shareholders entitled to vote for the positions vacated. Those elected to fill vacancies will hold office during the unexpired term of their predecessors and until their successors are elected and qualified. If the vacant spot was occupied by a director elected by those holding one or more authorized classes or series of shares, only holders of those classes or series may vote to fill that particular vacancy.

Accordingly, both Boston Private’s and Charter Financial’s boards may generally fill vacancies, however, Charter Financial’s shareholders have a greater ability to fill vacancies.

Classification of Board of Directors

Boston Private. Boston Private’s articles provide that the board will consist of three classes, with each class being as equal in size as possible. Each class of directors is elected for a three-year term at alternating annual meetings of shareholders.

Charter Financial. Charter Financial’s board is not classified.

Removal of Directors

Boston Private. Directors of Boston Private may be removed only for cause by the affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock. Under Boston Private’s by-laws, vacancies on the board may be filled by a majority of the directors then in office.

Charter Financial. Under the WBCA, shareholders may remove a director with or without cause, unless the articles provide otherwise and Charter Financial’s articles do not. Charter Financial’s by-laws specifically provide that the shareholders of a majority of the shares then entitled to vote at an election of directors may remove one or more directors, with or without cause, at a special meeting called expressly for that purpose. The WBCA also provides that if a director is elected by holders of one or more authorized classes or series of shares, only the holders of that group may participate in the vote to remove the director. Under the WBCA, where cumulative voting is not authorized, as is the case with Charter Financial, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove him or her. Shareholders may remove a director of a Washington corporation only at a special meeting called for the purpose of such removal.

Accordingly, Charter Financial’s directors may be removed for cause or without cause, whereas Boston Private’s directors may only be removed for cause. Further, a special majority vote is required to remove a director of Boston Private.

Limitation on Personal Liability of Directors and Officers

Boston Private. Boston Private’s articles provide that directors shall not be personally liable to Boston Private or its shareholders for monetary damages for breaching their fiduciary duties except to the extent that such liability is imposed by applicable law:

•	for any breach of the director’s duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for the amount of any illegal distributions which are not repaid or the amount of any loans made to directors that are not repaid or ratified by a majority of disinterested directors or shares; and

•	for any transaction from which the director derived an improper personal benefit.

•	In addition, the MBCA provides that a corporation may not eliminate or limit the personal liability of a director for improper distributions to shareholders under section 6.40 of Chapter 156D.

Charter Financial. Under the WBCA, provisions eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director are permitted in a corporation’s articles so long as the provisions do not eliminate or limit the liability of a director for acts or omissions involving a director’s intentional misconduct, knowing violation of law, conduct involving an unlawful distribution as set out in Title 23B.08.310 of the WBCA, or for any transaction from which the director will derive an improper personal benefit in money, property or services. The WBCA also provides that a director is not liable for any action taken as a director, or any failure to take action, if the director performed the duties of the director’s office in compliance with Title 23B.08.300 of the WBCA which outlines general standards for directors. Charter Financial’s articles generally provide that no director, officer-director, former director or former officer-director shall be personally liable to the corporation or its shareholders for monetary damages for conduct as a director or officer-director unless the conduct is finally adjudged by clear and convincing evidence to have been egregious conduct. Egregious conduct is defined as intentional misconduct, knowing violation of law, conduct violating the WBCA or participation in a transaction from which the person will personally receive benefits to which the person is not entitled.

Accordingly, both Boston Private and Charter Financial have limited the liability of their officers and directors to the fullest extent permitted by applicable law.

Indemnification of Directors and Officers

Boston Private. The MBCA permits, and Boston Private’s articles provide for, indemnification of directors, officers, employees and agents and any person who serves at the request of Boston Private as a director, officer, employee or agent of another entity for all expenses and liabilities incurred by them in connection with any proceeding in which they may become involved by reason of serving or having served as directors or officers. Indemnification is denied, however, if the person is found not to have acted in good faith in the reasonable belief that his or her action was in Boston Private’s best interest. Additionally, indemnification for compromise payments and any advances of expenses shall only be made if approved by (1) a majority of disinterested directors or, if there are less than two disinterested directors, by a majority of the directors provided they have obtained a legal opinion that the director or officer acted in good faith in the reasonable belief that his action was in the best interests of the corporation, (2) holders of a majority of the shares of stock, or (3) by a court of competent jurisdiction.

The MBCA and Boston Private’s articles permit Boston Private to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Boston Private against any liability incurred by that person in any capacity, or arising out of that person’s status as such, whether or not Boston Private would have the power to indemnify that person against such liability.

The MBCA does not explicitly address indemnifying persons against judgments in actions brought by or in the right of corporation. The previously discussed standard applies to these cases.

Charter Financial. Under the WBCA, a Washington corporation may generally indemnify, and, under certain conditions, advance expenses to, its officers, directors, former directors, employees and agents against liability incurred in a proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Prior to such indemnification, a determination that indemnification of the director is permissible in the circumstances must be made in accordance with certain procedural provisions set out in Title 23B.08.550 of the WBCA. Unless the articles provide otherwise, to the extent that a director or officer has been wholly successful in the defense of any proceeding, they must be indemnified by the corporation against reasonable expenses incurred in connection therewith. The corporation may not, however, indemnify a director in connection with a proceeding by or in the right of the corporation in the event the director has been adjudged liable to the corporation or has been adjudged liable on the basis of an improper receipt of benefit by the director. Indemnification is limited to the reasonable expenses incurred in connection with the proceeding. The WBCA also provides that subject to any limitations in a corporation’s articles, a director or officer who is a party to a proceeding may seek, and a court may order, indemnification or advance of expenses under certain circumstances. Finally, the WBCA requires the corporation to report the indemnification or advance of expenses to a director in the form of a notice to the shareholders delivered with or before the notice of the next shareholders’ meeting. Under the WBCA, a corporation is also permitted to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability incurred by that person in any capacity, or arising out of that person’s status as such, whether or not the corporation would have the power to indemnify that person against such liability.

Charter Financial’s articles provide for the mandatory indemnification of any person who is or was a director, officer-director, or subsidiary outside director and who is, or is threatened to be made, a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, formal or informal, made by or in the right of the corporation, by its shareholders or by any other party against judgments, penalties or penalty taxes, fines, settlements and reasonable expenses, including attorneys’ fees, actually incurred in connection with such action, suit or proceeding. This mandatory indemnification provision does not apply if the liability and expenses were on account of conduct finally adjudged to be egregious conduct. The articles also provide for the advancement of expenses for those entitled to mandatory indemnification upon receipt of a written, unsecured promise of such person to repay the expenses if such person is finally adjudged ineligible for indemnification. The corporation’s articles note that the indemnification provisions do not apply to any expenses incurred to assert any claim against the corporation (except a claim to enforce rights to indemnification). With respect to either an administrative proceeding or a civil action instituted by a federal banking agency, the indemnification and advancement of expenses provisions apply to the extent permitted, and in the manner prescribed by, any state or federal laws or regulations applicable to the corporation, or any formal polices adopted by a regulatory agency having jurisdiction over the corporation. Charter Financial’s articles permit the maintenance of insurance with respect to regulatory proceedings to the extent permitted under banking regulations.

Accordingly, Boston Private and Charter Financial indemnification provisions provide for advancement of expenses in certain situations to its officers and directors and allow the maintenance of directors’ and officers’ liability insurance. However, Charter Financial’s officers and directors are not indemnified for compromise payments.

Amendments to Articles

Boston Private. Under Boston Private’s articles or organization, the affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock is required to amend any provision of its articles or organization other than its name or the par value or number of authorized shares of a class of its capital stock. The affirmative vote of the holders of a majority of the outstanding shares of common stock is required to amend the articles of organization to change its name or the par value or number of authorized shares of a class of its capital stock.

Charter Financial. Provided the articles of incorporation do not require a different percentage, under the WBCA, an amendment to a Washington corporation’s articles generally requires approval by two-thirds of (or, in the case of a public company, a majority of) the group holding the votes entitled to be cast on the amendment at issue and of each other voting group entitled under the articles or the WBCA to vote separately on the amendment, except for certain amendments which do not require shareholder approval. The WBCA also provides that the board of directors may condition its submission of a proposed amendment on the basis of the affirmative vote of a specified percentage of shares held by a voting group not otherwise entitled to vote as a separate group on the proposed amendment. Furthermore, in certain specified instances the WBCA provides that holders of the outstanding shares of a class or series are entitled to vote as a separate class or series on a proposed amendment that would affect the class or series.

Charter Financial’s articles provide that the corporation reserves the right to amend all or change or repeal any provision contained in the articles in any manner now or hereafter prescribed or permitted by law.

Accordingly, Boston Private and Charter Financial have substantially similar provisions on amendment of the articles. However, a smaller number of votes is required to amend certain sections of Boston Private’s articles.

Amendments to By-laws

Boston Private. Boston Private’s by-laws may be amended by the majority vote of the board of directors, subject to a vote of the holders of a majority of the issued and outstanding repealing or changing such vote of the board of directors.

Charter Financial. Under the WBCA, an amendment to the by-laws may generally be adopted by the board of directors without shareholder approval, unless the articles reserve this power exclusively to the shareholders in whole or in part, or the shareholders, in the process of amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal the particular bylaw. The WBCA allows shareholders to amend or repeal by-laws or adopt new by-laws even if the by-laws can also be amended or repealed or adopted by the board of directors. The WBCA includes other provisions relating to the amendment, repeal or adoption of by-laws that increase the quorum or voting requirements for directors. Charter Financial’s by-laws provide that its by-laws may be amended, altered, or repealed at any regular or special meeting of the shareholders if notice of the proposed alteration or amendment is contained in the notice of the meeting. In addition, the by-laws may be amended, altered, or repealed by the affirmative vote of a majority of the whole board of directors at any regular or special meeting of the board. Charter Financial’s by-laws, however, do not permit the board of directors to amend, alter, or repeal any bylaw in such a way as to affect the qualification, classifications, term of office or compensation of the directors. Furthermore, the board’s action with respect to the amendment, alteration or repeal of the by-laws is expressly subject to change or repeal by the shareholders.

Accordingly, generally, both the board and the shareholders of each of Boston Private and Charter Financial are authorized to amend its respective by-laws. However, the board of Charter Financial cannot amend its by-laws in a manner that will affect the qualification, classification, term of office or compensation of directors.

Anti-Takeover Statutes; Fair Price Provision

Boston Private. The Business Combination statute (Chapter 110F of the Massachusetts General Laws) prohibits a Massachusetts corporation from engaging in a business combination with an interested stockholder (a person owning 5% or more of the corporation’s voting stock) for three years from the time the person became an interested stockholder, unless:

•	the board approves the stock acquisition or the combination transaction before the person becomes an interested stockholder;

•	the interested stockholder acquires 90% of the outstanding voting stock of the company (excluding stock owned by directors-officers or some employee stock plans) in one transaction; or

•	the combination transaction is approved by the board and by two-thirds of the outstanding voting stock not owned by the interested stockholder.

Boston Private is subject to the Massachusetts Business Combination statute unless it elects, with stockholder approval, not to be. Boston Private has not made that election.

Charter Financial. The WBCA contains provisions set forth in Title 23B.19.040 of the WBCA which govern “significant business transactions” designed to deter uninvited takeovers of Washington corporations. “Significant business transactions” are defined in Title 23B.19.020(15) of the WBCA and, for example, include, among many others, transactions involving a merger, share exchange, or consolidation of a target corporation or a subsidiary of a target corporation with (i) an acquiring person or (ii) any corporation, which is, or would be after the transaction, an affiliate or associate of the acquiring person. An acquiring person is defined in Title 23B.19.020(1) of the WBCA as a person or group of persons, other than the target corporation or a subsidiary of the target corporation, who beneficially owns 10% or more of the outstanding voting shares of the target corporation. Under the WBCA, a target corporation shall not, for a period of five years after an acquiring person’s share acquisition, engage in a significant business transaction. This stipulation, however does not apply:

•	in certain situations involving an “inadvertent acquisition” as set forth under Title 23B.19.030 of the Washington Code; or

•	when a majority of the members of the board of directors of the target corporation approves the transaction or purchase of shares made by the acquiring person prior to the share acquisition time.

If a good faith proposal for a significant business transaction is made in writing to the board of directors of the target corporation prior to the significant business transaction or prior to the share acquisition time, the board of directors shall respond in writing within 30 days or any such shorter period as may be required, setting forth its reasons for its decisions regarding the proposal. Unless it responds affirmatively in writing within the required time period to a good faith written proposal to purchase shares, the board shall be deemed to have disapproved of the purchase. Excluding significant business transactions that are approved as discussed above, a target corporation may not engage at any time in any significant business transaction with any acquiring person of such a corporation unless the transaction meets all of the conditions of Title 23B.19.040(2)(a-c) of the WBCA relating to consideration received or is approved pursuant to Title 23B.19.040(2)(d) of the WBCA by a majority of shareholder votes entitled to be counted within each voting group entitled to vote (excluding shares held or controlled by the acquiring person) no earlier than five years after the acquiring person’s share acquisition time.

Charter Financial’s articles provide that, in addition to any requirements that may be imposed by any provision of applicable law, the by-laws or any other provision of the articles of incorporation, any transaction between a corporation, or any subsidiary thereof, and any person or group of affiliated persons who beneficially own 20% or more of the outstanding voting shares of a corporation, i.e. “an interested shareholder,” constitutes an “interested shareholder transaction.” The articles provide that an interested shareholder transaction must be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of each class entitled to vote thereon and of the total shares entitled to vote excluding shares owned by or voted under the control of the interested shareholder. Approval by shareholders is not required, however, if:

•

the transaction is approved by a majority vote of the board of directors, excluding the votes of directors who are directors or officers of, or have a material financial interest in, an interested shareholder and who were first elected as a director within twenty-four months of the proposed transaction; or

•

the fair market value of the consideration paid to the noninterested shareholders for shares of any class of which shares are owned by any interested shareholder is determined by a majority of disinterested directors to be not less than the highest fair market value of the consideration paid by an interested shareholder in acquiring those shares of the same class within twenty-four months of the proposed transaction

Accordingly, both Boston Private and Charter Financial require additional actions to be taken prior to entering into a business combination with an interested shareholder.

Provisions Relating to Some Business Combinations

Boston Private. Under the MBCA, mergers must be adopted by the board of directors and generally approved by the affirmative vote of two-thirds of the outstanding shares entitled to vote, in addition to two-thirds of the shares in any voting group entitled to vote separately on the matter. A corporation’s articles of organization may provide that the approval of less than two-thirds, but not less than a majority, of the outstanding shares is sufficient to approve a merger.

The MBCA sets forth that, unless the articles of organization otherwise provide, approval by the corporation’s shareholders of a plan of merger or share exchange is not required if:

•	the corporation will survive the merger or is the acquiring corporation in a share exchange;

•	its articles of organization will not be changed except for amendments by the board of directors that do not require stockholder approval;

•

each shareholder of the corporation whose shares were outstanding immediately before the effective date of the merger or share exchange will hold the same number of shares, with identical preferences, limitations, and relative rights, immediately after the effective date of the merger or share exchange; and

•	the number of shares of any class or series to be issued in connection with the merger does not exceed 20% of the shares of the corporation of the same class or series outstanding prior to the merger.

•	if the merger is of a subsidiary into a parent, provided the parent owns at least 90% of the outstanding shares of each class of the subsidiary.

Charter Financial. Under the WBCA, a merger or share exchange requires (a) approval by the board of directors and (b) the affirmative vote of two-thirds of the voting group comprising the votes entitled to vote thereon. The WBCA allows the board of directors or the articles of incorporation to establish a greater or lesser vote requirement but not less than a majority of all votes entitled to be cast.

The WBCA does not require shareholder approval for a merger if:

•	the articles of the surviving corporation will not differ, with certain exceptions, from its articles before the merger;

•

each shareholder of the surviving corporation whose shares were outstanding immediately prior to the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after;

•

the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, will not exceed the total number of voting shares of the surviving corporation authorized by its articles immediately before the merger;

•

the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed the total number of participating shares authorized by its articles immediately before the merger; and

•	if the merger is of a subsidiary into a parent, provided the parent owns at least 90% of the outstanding shares of each class of the subsidiary.

Accordingly, the provisions applicable to both Boston Private and Charter Financial, are generally similar.

ELECTION OF CHARTER FINANCIAL DIRECTORS

Charter Financial’s Articles of Incorporation provide for the election of directors for a one year term. Current Directors Douglas A. Cruickshank, Michael K. Hubbard, Keith B. Jackson, Randy C. James, Patrick G. McDermott, Terry Peterson, A.P. Simon, Nicholas N. Westlund and Kathleen P. Wilcox, whose terms expire with the 2007 Annual Meeting, have been nominated for reelection.

The following table lists the nominees for election at this Annual Meeting. All nominees are members of the present Board of Directors of Charter Financial and will be elected for a one (1) year term to expire at the 2008 Annual Meeting or until their successors have been elected and qualified.

Name	Principal Occupation
Douglas A. Cruickshank, CPA, JD	Director of Clark Nuber, P.S.
Michael K. Hubbard	Principal, Capstone Partners
Keith B. Jackson	Chairman, and CEO of Charter Financial Corporation
Randy C. James	Director of ING America Insurance Holdings, Inc.
Patrick G. McDermott	Owner, MCD & Associates
Terry Peterson	President of Charter Financial
A.P. Simon	President, Mariner Investments
Nicholas N. Westlund	Owner, Wesmar Investments
Kathleen P. Wilcox, JD	President & CEO, WSA

If any nominee should refuse or be unable to serve, the proxy will be voted for such person as shall be designated by the Board to replace such nominee. The Board presently has no knowledge that any of the nominees will refuse or be unable to serve.

Other nominations, if any, may be made only in accordance with the prior notice provisions contained in Charter Financial’s articles of incorporation.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts will pass upon the validity of the shares of Boston Private common stock offered by this document for Boston Private and upon certain federal income tax consequences of the merger for Boston Private and its shareholders. Silver, Freedman and Taff, LLP will pass upon certain federal income tax consequences of the merger for Charter Financial and its shareholders.

EXPERTS

The consolidated financial statements of Boston Private as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included in this proxy statement/prospectus have been included in reliance upon the reports of KPMG LLP and Hacker, Johnson & Smith, PA, independent registered public accounting firms, included herein, and upon the authority of said firms as experts in accounting and auditing. KPMG LLP’s report dated February 28, 2007, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, contains an explanatory paragraph that states that Boston Private acquired Anchor Capital Holdings, LLC (“Anchor”) on June 1, 2006, and management excluded from its assessment of the effectiveness of Boston Private’s internal control over financial reporting as of December 31, 2006, Anchor’s internal control over financial reporting. KPMG’s audit of internal control over financial reporting of Boston Private also excluded an evaluation of the internal control over financial reporting of Anchor. Also, the audit report covering the December 31, 2006 consolidated financial statements refers to a change in accounting for share-based payments.

The consolidated financial statements of Charter Financial as of December 31, 2006 and for each of the years in the three-year period ended December 31, 2006, included in this proxy statement/prospectus, which are referred to and made a part of this registration statement, have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in their report herein and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Boston Private files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Boston Private files with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference rooms at the following locations:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Boston Private’s Securities and Exchange Commission file number is 0-17089.

Reports, proxy statements and other information concerning Boston Private may also be inspected at the offices of NASDAQ Global Select Market, located at 1735 K Street, N.W., Washington, D.C. 20006.

Boston Private has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Boston Private common stock to be issued to Charter Financial shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Boston Private in addition to being a proxy statement of Charter Financial for the annual meeting of shareholders of Charter Financial.

As allowed by the Securities and Exchange Commission’s rules, this proxy statement/prospectus does not contain the exhibits to the registration statement. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this proxy statement/prospectus in light of that exhibit.

You may request a copy of Boston Private’s filings, and any exhibits specifically incorporated by reference as an exhibit in this document, at no cost, by writing or telephoning Boston Private at the following address: Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attention: Margaret W. Chambers, Clerk. Telephone requests may be directed to Margaret W. Chambers at (617) 912-1900.

You should rely only on the information contained in this proxy statement and prospectus. Boston Private has supplied all information contained in this document relating to Boston Private and its subsidiaries, and Charter Financial has supplied all such information relating to Charter Financial and its subsidiaries. Boston Private and Charter Financial have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated                     , 2007. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to Charter Financial shareholders nor the issuance of Boston Private common stock in the merger creates any implication to the contrary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Boston Private Financial Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Boston Private Financial Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Gibraltar Private Bank & Trust Company, a wholly-owned subsidiary, which statements reflect total assets constituting 25.7 percent and total revenues constituting 17.7 percent in 2006 of the related totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Gibraltar Private Bank & Trust Company, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boston Private Financial Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 17 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, using the modified retrospective application method and, accordingly, has adjusted all prior periods.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expresses an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Boston, Massachusetts

February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Gibraltar Private Bank & Trust Company

Coral Gables, Florida:

We have audited the consolidated balance sheets of Gibraltar Private Bank & Trust Company and Subsidiary (the “Bank”) as of December 31, 2006 and December 31, 2005, and the related consolidated statement of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2006 and the three month period ended December 31, 2005. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gibraltar Private Bank & Trust Company and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006 and the three-month period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expresses an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting and an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

Fort Lauderdale, Florida

February 26, 2007

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability and preparation of published financial statements in accordance with accounting principles generally accepted in the United States of America. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company used the criteria set forth in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on management’s assessment, the Company believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on the criteria established in Internal Control-Integrated Framework. The Company acquired Anchor on June 1, 2006, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, Anchor’s internal control over financial reporting, with associated assets of $88.3 million and total revenue of $16.7 million generated by Anchor that was included in the Company’s consolidated financial statements as of and for the year ended December 31, 2006.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by the Company’s independent registered public accounting firms: KPMG LLP and Hacker Johnson & Smith PA, as stated in their reports which are included elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Boston Private Financial Holdings, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Boston Private Financial Holdings, Inc. the (“Company”) maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit. We did not audit the effectiveness of internal control over financial reporting of Gibraltar Private Bank and Trust Company, a wholly-owned subsidiary, whose financial statements reflect total assets and total revenues constituting 25.7 and 17.7 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. The effectiveness of Gibraltar Private Bank and Trust Company’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Gibraltar Private Bank and Trust Company’s internal control over financial reporting is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our report and the report of the other auditors, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company acquired on June 1, 2006, Anchor Capital Holdings LLC (“Anchor”), a newly created holding company that owns 80% of Anchor Capital and Anchor/Russell and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, Anchor’s internal control over financial reporting, with associated assets of $88.3 million and total revenue of $16.7 million generated by Anchor that was included in the Company’s consolidated financial statements as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Anchor.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements. We did not audit the financial statements of Gibraltar Private Bank & Trust Company, a wholly-owned subsidiary, which statements reflect total assets constituting 25.7 percent and total revenue constituting 17.7 percent in 2006 of the related totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion on the financial statements, insofar as it relates to the amounts included for Gibraltar Private Bank & Trust Company, is based solely on the report of the other auditors.

Boston, Massachusetts

February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Gibraltar Private Bank & Trust Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Gibraltar Private Bank & Trust Company and Subsidiary (the “Bank”) maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A bank’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Bank maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Bank as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2006, and the three-month period ended December 31, 2005, and our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

Fort Lauderdale, Florida

February 26, 2007

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	December 31, 2006	December 31, 2005*
ASSETS:
Cash and due from banks	$115,951	$116,925
Federal funds sold	123,445	255,391

Cash and cash equivalents	239,396	372,316
Investment securities:
Available-for-sale (amortized cost of $527,190 and $518,398, respectively)	523,848	512,742
Held-to-maturity (fair value of $13,819 and $44,208, respectively)	13,959	44,400

Total investment securities	537,807	557,142
Loans held for sale	5,224	12,883
Loans:
Commercial	1,863,971	1,560,485
Construction	632,263	478,958
Residential mortgage	1,546,965	1,338,607
Home equity and other consumer loans	268,053	246,190

Total loans	4,311,252	3,624,240
Less: allowance for loan losses	43,387	37,607

Net loans	4,267,865	3,586,633
Stock in Federal Home Loan Banks and Banker’s Bank	40,096	27,718
Premises and equipment, net	35,641	28,680
Goodwill	335,633	286,751
Intangible assets, net	125,331	97,656
Fees receivable	28,248	24,681
Accrued interest receivable	22,913	19,159
Other assets	125,390	104,949

Total assets	$5,763,544	$5,118,568

LIABILITIES:
Deposits	$4,077,831	$3,748,141
Securities sold under agreements to repurchase	77,605	107,353
Federal Home Loan Bank borrowings	602,903	362,005
Junior subordinated debentures	234,021	234,021
Accrued interest payable	10,964	6,335
Deferred acquisition obligations	20,921	17,628
Other liabilities	104,102	103,737

Total liabilities	$5,128,347	$4,579,220
Commitments and contingencies (Notes 10, 19, 23, 24, 25, 26)
STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value; authorized: 70,000,000 shares; issued: 36,589,727 shares in 2006 and 34,800,393 shares in 2005	36,590	34,800
Additional paid-in capital	424,787	374,818
Retained earnings	176,111	133,190
Accumulated other comprehensive loss	(2,291)	(3,460)

Total stockholders’ equity	635,197	539,348

Total liabilities and stockholders’ equity	$5,763,544	$5,118,568

*	Adjusted to include the impact of stock-based compensation expense; see Note 17: Employee Benefits for additional information.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)	Year Ended December 31, 2006	Year Ended December 31, 2005*	Year Ended December 31, 2004*
INTEREST AND DIVIDEND INCOME:
Loans	$272,795	$167,463	$105,636
Taxable investment securities	11,242	8,329	5,650
Non-taxable investment securities	6,504	6,012	5,744
Mortgage-backed securities	1,619	1,548	1,738
Federal funds sold and other	7,872	6,638	1,877

Total interest and dividend income	300,032	189,990	120,645

INTEREST EXPENSE:
Deposits	87,262	39,636	19,460
Federal Home Loan Bank borrowings	23,244	12,823	10,337
Junior subordinated debentures	13,167	7,484	1,416
Other short-term borrowings	2,846	1,308	853

Total interest expense	126,519	61,251	32,066

Net interest income	173,513	128,739	88,579
Provision for loan losses	6,179	5,438	4,285

Net interest income after provision for loan losses	167,334	123,301	84,294

FEES AND OTHER INCOME:
Investment management and trust fees	137,732	105,873	92,147
Wealth advisory fees	20,760	19,086	7,898
Earnings in equity investments	3,034	1,556	1,019
Deposit account service charges	1,682	1,375	1,217
Gain on sale of loans, net	1,972	1,774	1,424
Gain on sale of investment securities, net	—	20	373
Other	6,161	4,903	4,135

Total fees and other income	171,341	134,587	108,213

OPERATING EXPENSE:
Salaries and employee benefits	163,438	123,387	97,110
Occupancy and equipment	29,149	21,053	15,702
Professional services	13,346	10,270	7,477
Marketing and business development	8,705	6,792	5,148
Contract services and processing	5,125	4,070	2,936
Amortization of intangibles	13,649	7,634	4,664
Other	17,037	13,063	10,007

Total operating expense	250,449	186,269	143,044

Minority interest	3,699	2,512	1,428

Income before income taxes	84,527	69,107	48,035
Income tax expense	30,154	25,561	16,802

Net income	$54,373	$43,546	$31,233

Per share data:
Basic earnings per share	$1.53	$1.48	$1.14
Diluted earnings per share	$1.43	$1.38	$1.10

Average basic common shares outstanding	35,452,880	29,425,157	27,313,171
Average diluted common shares outstanding	40,089,380	33,824,717	29,024,520

*	Adjusted to include the impact of stock-based compensation expense; see Note 17: Employee Benefits for additional information.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2003*	$25,167	$138,625	$73,183	$2,571	$239,546
Comprehensive income:
Net income*	—	—	31,233	—	31,233
Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for-sale, net of tax	—	—	—	(3,080)	(3,080)

Total comprehensive income, net of tax					28,153
Dividends paid: $0.24 per share	—	—	(6,451)	—	(6,451)
Proceeds from issuance of 2,215,644 shares of common stock	2,216	53,960	—	—	56,176
Issuance of 70,725 shares of incentive common stock grants	71	(71)	—	—	—
Amortization of incentive stock grants	—	2,249	—	—	2,249
Amortization of stock options and employee stock purchase plan	—	3,892	—	—	3,892
Stock options exercised	203	1,955	—	—	2,158
Excess tax savings on stock options exercised*	—	811	—	—	811

Balance at December 31, 2004*	$27,657	$201,421	$97,965	$(509)	$326,534
Comprehensive income:
Net income*	—	—	43,546	—	43,546
Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for-sale, net of tax	—	—	—	(2,910)	(2,910)
Change in unrealized gain (loss) on cash flow hedge, net of tax	—	—	—	(41)	(41)

Total comprehensive income, net of tax					40,595
Dividends paid: $0.28 per share	—	—	(8,321)	—	(8,321)
Proceeds from issuance of 6,192,954 shares of common stock	6,193	151,967	—	—	158,160
Issuance of 99,475 shares of incentive common stock grants	99	(99)	—	—	—
Amortization of incentive stock grants	—	3,260	—	—	3,260
Amortization of stock options and employee stock purchase plan	—	4,490	—	—	4,490
Stock options exercised	851	9,646	—	—	10,497
Excess tax savings on stock options exercised*	—	4,133	—	—	4,133

Balance at December 31, 2005*	$34,800	$374,818	$133,190	$(3,460)	$539,348
Comprehensive income:
Net income	—	—	54,373	—	54,373
Other comprehensive income, net of tax:
Change in unrealized gain (loss) on securities available-for-sale, net of tax	—	—	—	1,526	1,526
Change in unrealized gain (loss) on cash flow hedge, net of tax	—	—	—	(357)	(357)

Total comprehensive income, net of tax					55,542
Dividends paid: $0.32 per share	—	—	(11,452)	—	(11,452)
Proceeds from issuance of 1,158,955 shares of common stock	1,159	33,499	—	—	34,658
Issuance of 121,073 shares of incentive common stock grants	121	(121)	—	—	—
Amortization of incentive stock grants	—	3,229	—	—	3,229
Amortization of stock options and employee stock purchase plan	—	5,805	—	—	5,805
Stock options exercised	510	5,237	—	—	5,747
Excess tax savings on stock options exercised	—	2,320	—	—	2,320

Balance at December 31, 2006	$36,590	$424,787	$176,111	$(2,291)	$635,197

*	Adjusted to include the impact of stock-based compensation expense; see Note 17: Employee Benefits for additional information

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005*	Year Ended December 31, 2004*
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$54,373	$43,546	$31,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,403	21,873	15,895
Common shares issued as compensation	870	538	357
Provision for loan losses	6,179	5,438	4,285
Loans originated for sale	(168,815)	(608,958)	(345,427)
Proceeds from sale of loans held for sale	177,995	641,607	308,880
Net (increase) decrease in other operating activities	(22,536)	(8,802)	3,708

Net cash provided by operating activities	74,469	95,242	18,931

CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of short-term investments	—	—	100
Investment securities available-for-sale:
Purchases	(359,429)	(459,921)	(437,469)
Sales	72	48,281	81,992
Maturities, redemptions, and principal payments	348,580	412,686	305,757
Investment securities held-to-maturity:
Purchases	(20,930)	(128,272)	(43,725)
Maturities and principal payments	51,513	119,490	24,806
Investments in trusts	(888)	(7,590)	(11,276)
Investment in bank owned life insurance	(30,000)	—	—
Purchase of Federal Home Loan Banks stock	(12,378)	(3,935)	(8,890)
Net increase in portfolio loans	(680,120)	(433,474)	(399,975)
Capital expenditures, net of sale proceeds	(15,142)	(10,653)	(8,109)
Cash paid for acquisitions, including deferred acquisition obligations, net of cash acquired	(27,976)	8,057	(78,941)

Net cash used in investing activities	(746,698)	(455,331)	(575,730)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	329,690	388,455	378,486
Net (decrease) increase in securities sold under agreements to repurchase	(29,748)	22,803	18,780
Increase in short-term Federal Home Loan Bank borrowings	194,898	—	—
Increase in long-term Federal Home Loan Bank borrowings	46,181	45,279	77,337
Proceeds from issuance of trust preferred debt	—	103,092	104,506
Dividends paid to stockholders	(11,452)	(8,321)	(6,451)
Excess tax savings on stock options exercised	2,320	4,133	811
Proceeds from stock option exercises	5,747	10,497	2,158
Proceeds from issuance of common stock, net	1,673	37,553	16,598

Net cash provided by financing activities	539,309	603,491	592,225

Net (decrease) increase in cash and cash equivalents	(132,920)	243,402	35,426

Cash and cash equivalents at beginning of year	372,316	128,914	93,488

Cash and cash equivalents at end of year	$239,396	$372,316	$128,914

SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$121,890	$58,717	$31,238
Cash paid for income taxes, net of refunds received	30,328	21,656	25,889
Change in unrealized loss on securities available-for-sale, net of estimated income taxes	1,526	(2,910)	(3,080)
Change in unrealized loss on cash flow hedge, net of estimated income taxes	(357)	(41)	—
Non-Cash Transactions
Equity issued for acquisitions	$32,115	$120,069	$39,221

*	Adjusted to include the impact of stock-based compensation expense; see Note17: Employee Benefits for additional information

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Boston Private Financial Holdings, Inc. (the “Company” and/or “Boston Private”) is a holding company with wholly-owned and majority-owned subsidiaries, which consist of four private banks, and seven registered investment advisers. The Company’s four private banks include; Boston Private Bank & Trust Company (“Boston Private Bank”), a Massachusetts chartered trust company; Borel Private Bank & Trust Company (“Borel”) and First Private Bank & Trust (“FPB”), both California state banking corporations; and Gibraltar Private Bank & Trust Company (“Gibraltar”), a federal savings association. The Company’s seven registered investment advisers include: Westfield Capital Management Company, LLC (“Westfield”), Dalton, Greiner, Hartman, Maher & Co., LLC (“DGHM”), Sand Hill Advisors, Inc. (“Sand Hill”), Boston Private Value Investors, Inc. (“BPVI”), KLS Professional Advisors Group, LLC (“KLS”), RINET Company LLC (“RINET”), and Anchor Capital Holdings LLC (“Anchor”). In addition, the Company holds an approximately 28.4% minority interest in Coldstream Holdings, Inc., (“Coldstream Holdings”) and a 49.7% minority interest in Bingham, Osborn, & Scarborough, LLC (“BOS”). Coldstream Holdings is the parent company of Coldstream Capital Management Inc., a registered investment adviser and Coldstream Securities Inc., a registered broker dealer. BOS is a registered investment adviser. The Company conducts substantially all of its business through its wholly-owned and majority-owned subsidiaries, Boston Private Bank, Borel, FPB and Gibraltar, (together, the “Banks”), Westfield, Sand Hill, BPVI, DGHM, KLS, RINET, and Anchor (together, the “Registered Investment Advisers”). All significant intercompany accounts and transactions have been eliminated in consolidation. The minority investments in Coldstream Holdings and BOS are accounted for using the equity method, and are included in Other Assets.

Boston Private Bank pursues a “private banking” business strategy and is principally engaged in providing banking, investment and fiduciary products to high net worth individuals, their families and businesses in the greater Boston area and New England. Boston Private Bank offers its clients a broad range of deposit and loan products. In addition, it provides investment management and trust services to high net worth individuals and institutional clients. Boston Private Bank specializes in separately managed mid to large-cap equity and fixed income portfolios.

Borel serves the financial needs of individuals, their families and their businesses in northern California. Borel conducts a commercial banking business, which includes deposit and lending activities. Additionally, Borel offers trust services and provides a variety of other fiduciary services including investment management, advisory and administrative services to individuals.

FPB provides a range of deposit and loan banking products and services to its customers. Its primary focus is on small and medium-sized businesses and professionals located in the Los Angeles, San Bernardino, and Ventura counties. On October 1, 2004, FPB acquired Encino State Bank (“Encino”). Upon consummation of the acquisition, Encino was merged into FPB with FPB as the surviving entity.

Gibraltar provides private banking and wealth management services to professionals, as well as business owners, entrepreneurs, corporate executives and individuals primarily in Miami-Dade, Monroe, Broward, Collier, and Palm Beach counties. Gibraltar opened a private banking office in New York City in 2006.

Westfield serves the investment management needs of pension funds, endowments and foundations, mutual funds and high net worth individuals throughout the United States and abroad. Westfield specializes in separately managed domestic growth equity portfolios in all areas of the capitalization spectrum and acts as the investment manager for several limited partnerships.

DGHM is a value driven investment manager specializing in smaller capitalization equities. The firm manages investments for institutional clients and high net worth individuals in mid, small, and micro-cap portfolios. The firm is headquartered in New York City.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sand Hill provides wealth management services to high net worth investors and select institutions in northern California. The firm manages investments covering a wide range of asset classes for both taxable and tax-exempt portfolios.

BPVI serves the investment needs of institutions and high net worth individuals managing large capitalization US equities and balanced portfolios with a value orientation.

KLS is a wealth management firm specializing in investment management, estate and insurance planning, retirement planning, financial decision making and income tax planning services. The firm is headquartered in New York City.

RINET provides fee-only financial planning, tax planning and investment management services to high net worth individuals and their families in the greater Boston area, New England, and other areas of the United States. Its capabilities include tax planning and preparation, asset allocation, estate planning, charitable planning, planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing. It also offers an independent mutual fund rating service.

Anchor is the parent holding company of Anchor Capital and Anchor/Russell. Anchor Capital is a value-oriented investment adviser specializing in active investment management for families, trusts, and institutions, including foundations and endowments. Anchor Capital serves clients through its Discretionary Management Accounts division and its Separately Managed Accounts (“Wrap Accounts”) division, and offers four core disciplines, which include balanced, all-cap, mid-cap, and small-cap styles. Anchor Capital’s sister company, Anchor/Russell, structures diversified investment management programs for clients utilizing a host of sophisticated management solutions including institutional multi-manager, multi-style, multi-asset mutual funds and Separately Managed Accounts programs sponsored by the Frank Russell Company.

2. MERGERS AND ACQUISITIONS

The Company completed one business combination in 2006 and in 2005; both were accounted for under the purchase method of accounting. The results of operations prior to the date of acquisition are not included in the accompanying consolidated financial statements. Goodwill, investment advisory contracts, non-compete agreements, core deposit intangibles, and other purchase accounting adjustments, if applicable, were recorded upon the completion of each acquisition.

Boston Private’s strategy is to build a national wealth management enterprise by expanding into demographically attractive regions in the United States through acquisition. The Company is acquiring companies that participate in three core competencies: private banking, wealth advisory and/or investment management. Within each region the Company seeks to form “clusters” of independent affiliates that represent these core competencies. Boston Private focuses on purchasing firms with good performance and growth potential, which could require a purchase price premium over book value.

Westfield, RINET, Sand Hill, BPVI and Borel were acquired by merger prior to January 1, 2002. Except for Sand Hill, all of these mergers were accounted for as a “pooling of interests”.

On December 18, 2002, the Company acquired 26% of the outstanding capital stock of Coldstream Holdings, Inc. Since the initial acquisition the Company has increased its ownership to 28.4%. Coldstream Holdings, Inc. is the parent of Coldstream Capital Management, Inc. Coldstream Capital is a multi-client family office that provides comprehensive wealth management services to high net worth private clients. This investment is accounted for using the equity method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 5, 2004, the Company acquired a 20% interest in BOS, a financial planning and investment firm located in San Francisco, California. The Company made additional investments in BOS on August 11, 2004, July 29, 2005, and August 1, 2006, increasing its ownership to 49.7% as of December 31, 2006. Over the next two years, the Company has the option to increase its investment interest an additional 10% per year, up to approximately 70%. BOS has offices in San Francisco and Menlo Park, California. This investment is accounted for using the equity method.

On February 6, 2004, the Company acquired an 80% interest in DGHM. DGHM is a value style manager specializing in small-cap equities. DGHM was purchased for approximately $96.0 million, with approximately 86% payable in cash. Approximately 20% of the purchase price was deferred and the payments are contingent upon operating results of DGHM through a five-year earn-out period. $12.5 million has been accrued as of December 31, 2006, for the net present value of the estimated remaining deferred payments, which are determinable beyond a reasonable doubt. 20% of the remaining payments will be paid with Boston Private common stock valued using the volume weighted average price for the 30 days prior to the annual payments.

On February 17, 2004, the Company acquired First State Bancorp, the holding company of FPB, a commercial bank situated in Los Angeles county. In the transaction, the Company acquired 100% of First State Bancorp’s common stock through the issuance of approximately 886 thousand shares of Boston Private common stock valued at $21.1 million and $3.7 million in cash payments to shareholders. In addition, options to acquire First State Bancorp common stock were converted to options to acquire Boston Private common stock valued at $2.7 million for an aggregate transaction value of $27.5 million.

On October 1, 2004, the Company through its subsidiary, FPB, acquired Encino State Bank (“Encino”), a commercial bank located in southern California, for $33.1 million in cash. Encino was merged into FPB with FPB as the surviving entity.

On December 31, 2004, the Company acquired an 81% interest in KLS, a wealth management firm located in New York City. The transaction purchase price was approximately $30.0 million, with approximately 90% paid in cash and the remainder paid in Boston Private common stock. KLS has an option to put and the Company has an option to call, at a negotiated formula based on fair market value, the remaining 19% interest in KLS beginning in 2010.

On October 1, 2005, the Company acquired Gibraltar Financial Corp. (“Gibraltar Financial”), the holding company of Gibraltar, a federal savings bank headquartered in Coral Gables, Florida. The Company acquired 100% of the common stock of Gibraltar Financial through the issuance of approximately 4.3 million shares of Boston Private common stock and approximately $112.2 million in cash. The purchase price was approximately $248.2 million, which included the trust preferred debt assumed, the fair value of Gibraltar Financial’s stock options, and the Company’s transaction costs. The Company exchanged options to acquire Gibraltar Financial common stock for approximately 819 thousand options to acquire Boston Private common stock. The Company assumed Gibraltar Financial’s outstanding trust preferred debt of $16.0 million. In addition, the Company contributed $16.0 million of capital to Gibraltar at acquisition and an additional $3.0 million in December 2005.

On June 1, 2006, the Company acquired Anchor, a newly created holding company that owns 80% of the profits interests in Anchor Capital, a value-oriented investment adviser and 80% of the profits interests in Anchor/Russell, which structures disciplined and sophisticated investment management programs. The Company owns 100% of Anchor and the financial results of Anchor Capital and Anchor/Russell are consolidated for financial reporting purposes since the date of acquisition. At the closing of the transaction, the Company paid approximately $55.4 million plus acquisition costs of approximately $1.3 million, in a combination of cash and common stock, which represents approximately 68% of the total estimated consideration at closing. The remaining consideration will be paid over the next five years contingent upon Anchor’s financial performance. All earn-out payments will be paid with Boston Private common stock. The consideration paid at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

closing consisted of approximately 981 thousand shares of newly issued Boston Private common stock (of which 278,465 have been registered for resale on Form S-3, effective June 1, 2006) and approximately $25.4 million in cash. As of December 31, 2006, goodwill of approximately $38.5 million, which is not expected to be deductible for tax purposes, was recorded as part of the purchase price allocation.

The acquisition of Anchor gives the Company access to the rapidly growing Separately Managed Accounts (“SMA”) market, expands the Company’s investment value disciplines and enhances asset allocation services within the Company.

Contingent payments for the Anchor transaction are additional costs of the acquisition and will be recorded as goodwill. Anchor shareholders had the option of accelerating 100% of the deferred contingent merger consideration at the time of closing the acquisition, and therefore would not participate in the earn-out payments. Pursuant to the Anchor merger agreement, the earn-out payments for each of the years ended 2006 through 2010 are to be paid to the shareholders of Anchor Capital and Anchor/Russell who elected that option in proportion to their respective ownership immediately prior to the acquisition. The Company accrued approximately $8.4 million as of December 31, 2006, which represents the estimated contingent payment earned in 2006 and due in 2007. The remaining future payments are contingent upon Anchor achieving certain earnings goals through a five-year earn-out period and, therefore, are not determinable beyond a reasonable doubt. As such, the Company has not accrued these future payments. The annual earn-out payments are based on the compound annual growth rate (“CAGR”) of Anchor’s annual earnings before interest, taxes, depreciation, and amortization (“Anchor EBITDA”), as defined in the Anchor merger agreement, over the base year Anchor EBITDA. A multiple, which varies based on the CAGR is then applied to 80% of the annual Anchor EBITDA to calculate the amount of the contingent payment. The Anchor merger agreement does not provide for a minimum payment, nor does it cap the total amount that may be paid. Therefore, future contingent payments will depend on the financial results of Anchor.

In addition to the earn-out, certain employees and former shareholders of Anchor Capital and Anchor/Russell purchased, for fair value, profits interests units representing in the aggregate a 20% interest in the profits and losses of Anchor in periods following the acquisition, which is reflected in the accompanying consolidated balance sheets as a minority interest in “Other Liabilities” and is included in the “Other” category of operating expenses in the consolidated statements of operation. The profits interests units entitle the holder to share pro-rata in the earnings of Anchor for as long as they are held. Pursuant to the terms of the transaction, the Company and the profits interests unit holders have under certain circumstances, the right to call and put, respectively, the profits interests units at a price based on the then fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies used by management in preparing and presenting the consolidated financial statements.

Basis of Presentation

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. The Company’s wholly-owned subsidiaries include Boston Private Bank, Borel, FPB, Gibraltar, Westfield, Sand Hill, BPVI and RINET. The Company’s majority-owned subsidiaries include DGHM and KLS. The Company owns 100% of Anchor, which owns 80% of the profits interests in Anchor Capital and Anchor/Russell. All significant intercompany accounts and transactions have been eliminated in consolidation, and the portion of income allocated to owners other than the Company is included in minority interest in the consolidated statements of operations. Minority interest in the consolidated balance sheets includes the capital account of other owners in majority-owned subsidiaries and is included in Other Liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company applies the equity method of accounting to investments that the Company or a subsidiary do not hold a majority interest in but have the ability to exercise significant influence over operations. The Company includes its proportionate share of earnings of equity method investments as a separate line item on the consolidated statements of operations. Equity method investments at December 31, 2006, and 2005 of $33.2 million and $44.1 million, respectively, which include the minority interests in Coldstream Holdings, BOS, affordable housing partnerships, and other partnership holdings, are included in Other Assets on the consolidated balance sheets.

The financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”). Certain reclassifications have been made to prior year’s financial statements to conform to the current years presentation.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change, in the near term, relate to the determination of the allowance for loan losses as well as the evaluation of goodwill and other intangibles.

Investment Management and Wealth Advisory Fees

The Company generates fee income from providing investment management and trust services to its clients at the Banks and from providing investment management and wealth advisory services through the Registered Investment Advisors. These fees are generally based upon the value of assets under management and are billed monthly, quarterly or annually. Asset-based advisory fees are recognized monthly as services are rendered and are based upon a percentage of the market value of client assets managed. Certain wealth advisory fees are not asset based and are negotiated individually with clients. Any fees collected in advance are deferred and recognized as income over the period earned. Performance-based advisory fees are generally assessed as a percentage of the investment performance realized on a client’s account, generally over an annual period, and are not recognized until any contingencies in the contract that could require the performance fee to be reduced have been eliminated.

Investment management and trust assets under management at the Company’s consolidated affiliates totaled $29.8 billion, $21.3 billion and $19.3 billion at December 31, 2006, 2005, and 2004, respectively. These assets are not included in the consolidated financial statements since they are held in a fiduciary or agency capacity and are not assets of the Company.

Significant Group Concentrations of Credit Risk

Most of the Company’s activities are with customers within the New England, New York City, northern and southern California, and south Florida regions of the country. Note 6: Investment Securities, highlights the types of securities in which the Company invests and Note 7: Loans Receivable, describes the types of lending activities the Company engages in. The Company does not have any significant concentrations in any one industry or customer.

Statement of Cash Flows

For purposes of reporting cash flows, the Company considers cash and due from banks and federal funds sold, all of which have original maturities with 90 days or less, to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Due from Banks

Each Bank is required to maintain average reserve balances in a non-interest bearing account with the Federal Reserve Bank based upon a percentage of certain deposits. As of December 31, 2006, the daily amount required to be held for Boston Private Bank, Borel, FPB, and Gibraltar was $7.0 million, $260 thousand, $8.5 million, and $2.5 million, respectively.

Investment Securities

Investments available-for-sale are reported at fair value, with unrealized gains and losses credited or charged, net of estimated tax effect, to accumulated other comprehensive income. Investments held-to-maturity are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost.

Premiums and discounts on the investment securities are amortized or accreted into interest income by a method that approximates the level-yield method. Actual prepayment experience is reviewed periodically and the timing of the accretion and amortization is adjusted accordingly. Gains and losses on the sale of the investments available-for-sale are recognized at the time of sale on a specific identification basis. Dividend and interest income is recognized when earned.

Interest income is recorded on the accrual basis adjusted for amortization of premium and accretion of discount.

If a decline in fair value below the amortized cost basis of an investment security is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. To determine whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery. The Company also considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. The amount of the write down is included as a charge against gain on sale of investments and a new cost basis for the investment is established.

Loans Held for Sale

Loans originated and held for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Fair value is based on commitments on hand from investors or prevailing market prices. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans are carried at the principal amount outstanding generally including deferred loan origination fees and costs. Loan origination fees, net of related direct incremental loan origination costs, are deferred and recognized into income over the contractual lives of the related loans as an adjustment to the loan yield, using a method which approximates the level-yield method. When a loan is paid-off or sold, the unamortized portion of net fees is recognized into interest income, or gain/loss on sale of loans, respectively.

Impaired loans are loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreements. Impaired loans are accounted for at the present value of the expected future cash flows discounted at the loan’s effective interest rate, except those loans that are accounted for at fair value or at the lower of cost or fair value. Impairment is measured based on the fair value of the collateral if it is determined that foreclosure is probable. Accrual of interest income is discontinued and all interest previously accrued but not collected is reversed against current period income when a loan is initially classified as impaired. Interest received on impaired loans is either applied against principal or reported as income according to management’s judgment as to the collectibility of principal. At December 31, 2006, and 2005 the amounts of impaired loans were immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans on which the accrual of interest has been discontinued are designated non-accrual loans. Accrual of interest income on loans is discontinued when concern exists as to the collectibility of principal or interest. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period income. Loans are removed from non-accrual status when they become less than 90 days past due and when concern no longer exists as to the collectibility of principal or interest. Interest received on non-accrual loans is either applied against principal or reported as income according to management’s judgment as to the collectibility of principal.

Allowance for Loan Losses

The allowance for loan losses is established through a charge to operations. When management believes that the collection of a loan’s principal balance is unlikely, the principal amount is charged against the allowance. Recoveries on loans that have been previously charged-off are credited to the allowance as amounts are received.

The allowance for loan losses is determined using a systematic analysis and a disciplined procedure based on historical experience, product types, and industry benchmarks. The allowance is segregated into three components: “general,” “specific” and “unallocated.” The general component is determined by applying coverage percentages to groups of loans based on risk. A system of periodic loan reviews is performed to assess the inherent risk and assign risk ratings to each loan individually. Coverage percentages applied are determined based on industry practice and management’s judgment. The specific component is established by allocating a portion of the allowance for loan losses to individual classified loans on the basis of specific circumstances and assessments. The unallocated component supplements the first two components based on management’s judgment of the effect of current and forecasted economic conditions on borrowers’ abilities to repay, an evaluation of the allowance for loan losses in relation to the size of the overall loan portfolio, and consideration of the relationship of the allowance for loan losses to non-performing loans, net charge-off trends, and other factors. While this evaluation process utilizes historical and other objective information, the classification of loans and the establishment of the allowance for loan losses rely to a great extent on the judgment and experience of management.

While management evaluates currently available information in establishing the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies, as an integral part of their examination process, periodically review a financial institution’s allowance for loan losses. Such agencies may require the financial institution to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment consists of leasehold improvements, equipment and buildings. Equipment consists primarily of computer equipment, art, and furniture and fixtures. Premise and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over the estimated useful lives of the assets, or the terms of the leases, if shorter, for leasehold improvements. The estimated useful lives for leasehold improvements and buildings are 5-15 years and 40 years, respectively. The estimated useful life for furniture and fixtures is 2-10 years and is 3-5 years for computer equipment. The costs of improvements that extend the life of an asset are capitalized, while the cost of repairs and maintenance are expensed as incurred. Both land and art are not depreciated.

Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Other intangible assets identified in acquisitions generally consist of advisory contracts, core deposit intangibles and non-compete agreements. The value attributed to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

advisory contracts is based on the time period over which they are expected to generate economic benefits. Core deposit intangibles are valued based on the expected longevity of the core deposit accounts and the expected cost savings associated with the use of the existing core deposit base rather than alternative funding sources. Non-compete agreements are valued based on the expected receipt of future economic benefits protected by clauses in the non-compete agreements that restrict competitive behavior.

We test other intangible assets with definite lives for impairment by comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying amount of the asset is less than its undiscounted cash flows, then an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is reported as goodwill. Goodwill is not amortized but is tested for impairment at the segment level at least annually in the fourth quarter or more frequently whenever events or circumstances occur that indicate that it is more likely than not that an impairment loss has occurred. The fair value of each segment is determined using a discounted cash flow analysis and by review of comparable market multiples. If the carrying amount of the goodwill exceeds its estimated fair value, an impairment loss is recognized for the difference.

Debt Issuance Costs

Debt issuance costs for Boston Private Capital Trust I and Boston Private Capital Trust II (together the “Trusts”) and for the junior subordinated debentures assumed through the acquisition of FPB are recorded as an asset. The costs associated with the Trusts are amortized using the effective-yield method over the life of the securities. Debt issuance costs for the junior subordinated debentures assumed through the acquisition of FPB are amortized over a 65 month-period on a straight-line basis. The Company had approximately $3.7 million and $3.9 million in debt issuance costs at December 31, 2006, and 2005, respectively.

Investment Tax Credits

We record low-income housing and rehabilitation investment tax credits using the equity method in accordance with Emerging Issues Task Force (“EITF”) Abstract No. 94-1, Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects. The equity method recognizes tax credits in the same year they are allowed for tax reporting purposes.

Stock-Based Incentive Plans

At December 31, 2006, the Company has three stock-based compensation plans. These plans encourage and enable the officers, employees, non-employee directors and other key persons of the Company to acquire a proprietary interest in the Company. Prior to January 1, 2006, the Company accounted for these plans under the intrinsic-value based method in accordance with the Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (FAS 123). Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(Revised), Share-Based Payment (“FAS 123(R)”), using the modified retrospective application method. Under the modified retrospective application method, the Company has adjusted all applicable prior periods to reflect the effects of applying FAS 123(R). See Note 17: Employee Benefits, for more information on the adoption of FAS 123(R).

Derivative Instruments and Hedging Activities

As required by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged transactions.

Income Taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date.

Earnings Per Share

Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The dilutive effect of convertible securities are reflected in diluted EPS by application of the if-converted method. Under the if-converted method, the interest expense on the convertible securities, net of tax, is added back to net income and the convertible shares are assumed to have been converted at the beginning of the period. The if-converted method is only used if the effect is dilutive.

The following table is a reconciliation of the components of basic and diluted EPS computations for the three years ended December 31:

(In thousands, except per share data)	2006	2005	2004
Calculation of net income for EPS:
Net income as reported and for basic EPS	$54,373	$43,546	$31,233
Interest on convertible trust preferred securities, net of tax	3,060	3,059	672

Net income for EPS calculation using the if-converted method	$57,433	$46,605	$31,905

Calculation of average shares outstanding:
Average basic common shares outstanding(1)	35,453	29,425	27,313
Dilutive effect of:
Stock options, stock grants and other	1,453	1,071	936
Forward agreement(1)	—	147	119
Convertible trust preferred securities	3,183	3,182	657

Dilutive potential common shares	4,636	4,400	1,712

Average diluted common shares outstanding	40,089	33,825	29,025

Per Share Data:
Basic earnings per share	$1.53	$1.48	$1.14
Diluted earnings per share	$1.43	$1.38	$1.10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	On March 31, 2004, the FASB changed its interpretation of Statement of Financial Accounting Standards No. 128, Earnings Per Share, affecting the calculation of EPS for variable priced contracts. This interpretation applied to the Company’s Forward Stock Agreement (the “Agreement”). As a result, the Company amended this Agreement effective April 1, 2004, and such amendment eliminated the need to include the effect of the Agreement in basic shares after that date. The new interpretation required the Company to account for the original Agreement differently by including approximately 497 thousand and 132 thousand unissued shares in the calculation of basic EPS for the years ended December 31, 2004, and 2003, respectively.

On September 29, 2005, the Company exercised the Agreement. Under the settlement terms of the Agreement the Company received approximately $36.4 million in proceeds from the issuance of 1.6 million shares of the Company’s common stock.

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments, (“FAS 155”). FAS 155 amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and allows an entity to remeasure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. FAS 155 is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact the statement will have on the financial statements and believes that, when adopted, will not have a material impact on the Company’s financial condition or results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets —An Amendment of FASB Statement No. 140 (“FAS 156”). FAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. FAS 156 is effective for fiscal years that begin after September 15, 2006. The Company does not believe that the adoption of FAS 156 will have a material impact on the Company’s financial condition or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty with respect to income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, by providing guidance on the recognition, derecognition and classification of taxes, interest and penalties and the accounting during interim periods of uncertain tax positions including financial statement disclosure. This interpretation will become effective for fiscal years beginning after December 15, 2006, and will be adopted using a cumulative-effect adjustment to retained earnings. The adoption of this standard did not have a material impact on the Company’s financial condition or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States and requires certain disclosures about fair value measurements. FAS 157 provides guidance on how to measure fair value when required under existing accounting standards. The statement establishes a fair value hierarchy of three levels based on the inputs to valuation techniques used to measure fair value. Required disclosures will focus on the inputs used to measure fair value, fair value measurements, and the effects of the measurements in the financial statements. FAS 157 is effective for fiscal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

years beginning after November 15, 2007, with earlier application allowed. Management is currently evaluating the impact of adopting this statement on the Company’s financial position and results of operations.

In September 2006, the FASB ratified EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires recognition of a liability for future benefits associated with endorsement split-dollar life insurance arrangements with employees. The consensus is effective for fiscal years beginning after December 15, 2007, and should be adopted as a cumulative-effect adjustment to retained earnings or through retrospective application to all prior periods. Management is currently evaluating the impact of adopting this consensus on the Company’s financial position and results of operations.

In September 2006, the FASB ratified EITF Issue No. 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4. This consensus consists of three issues related to accounting for life insurance policies purchased by entities to provide employee benefits and to protect against the loss of “key persons.” The consensus clarifies how an entity should determine the amount that could be realized under the insurance contract and whether the determination should be on an individual or group policy basis. The consensus is effective for fiscal years beginning after December 15, 2006, and should be adopted as a cumulative-effect adjustment to retained earnings or through retrospective application to all prior periods. Management is currently evaluating the impact of adopting this consensus on the Company’s financial position and results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to measure certain financial assets and financial liabilities at fair value and amended FASB Statement No. 115, Accounting for Investments in Debt and Equity Securities. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings. FAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact of adopting this statement on the Company’s financial position and results of operations.

4. COMPREHENSIVE AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income represents the change in equity of the Company during a period from transactions and other events and circumstances from non-stockholder sources. It includes all changes in equity during a period except those resulting from investments by stockholders and distributions to stockholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s other comprehensive income and related tax effects for the years ended December 31, 2006, 2005, and 2004 is as follows:

(In thousands)	Pre-tax	Tax expense (benefit)	Net
Other comprehensive income:
2006
Unrealized gains (losses) on securities available-for-sale	$2,314	$788	$1,526
Unrealized gain (loss) on cash flow hedge	(454)	(93)	(361)
Less: adjustment for ineffective portion	6	2	4

Net unrealized gain (loss) on cash flow hedge	(448)	(91)	(357)

Other comprehensive income (loss)	$1,866	$697	$1,169

2005
Unrealized gains (losses) on securities available-for-sale	$(4,717)	$(1,818)	$(2,899)
Less: adjustment for realized gains	(20)	(9)	(11)

Net unrealized gains (losses) on securities available-for-sale	$(4,737)	$(1,827)	$(2,910)
Unrealized gain (loss) on cash flow hedge	(71)	(30)	(41)

Other comprehensive income (loss)	$(4,808)	$(1,857)	$(2,951)

2004
Unrealized gains (losses) on securities available-for-sale	$(5,045)	$(2,187)	$(2,858)
Less: adjustment for realized gains	(373)	(151)	(222)

Other comprehensive income (loss)	$(5,418)	$(2,338)	$(3,080)

The following table details the components of the Company’s accumulated other comprehensive income (loss) for the three years ended December 31:

(In thousands)	2006	2005	2004
Accumulated Other Comprehensive Income:
Unrealized gains (losses) on securities available-for-sale, net of tax	$(1,893)	$(3,419)	$(509)
Unrealized gain (loss) on cash flow hedge, net of tax	(398)	(41)	—

Accumulated other comprehensive income (loss)	$(2,291)	$(3,460)	$(509)

5. BUSINESS SEGMENTS

Management Reporting

The Company has twelve reportable segments: Boston Private Bank, Borel, FPB, Gibraltar, Westfield, DGHM, Sand Hill, BPVI, KLS, RINET, Anchor, and Boston Private Financial Holdings, Inc. (Parent Company only) (“HC”). The financial performance of the Company is managed and evaluated by business segment. The segments are managed separately as each business is a company with different clients, employees, systems, risks, and marketing strategies.

Description of Business Segments

A description of each business segment, except the HC, is provided in Note 1: Organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurement of Segment Profit and Assets

The accounting policies of the segments are the same as those described in Note 3: Summary of Significant Accounting Policies. Revenues, expenses, and assets are recorded by each segment, and management reviews separate financial statements.

Reconciliation of Reportable Segment Items

The following tables are a reconciliation of the revenues, net income, assets, and other significant items of reportable segments:

AT AND FOR THE YEAR ENDED DECEMBER 31, 2006

(In thousands)	Westfield	DGHM	Sand Hill	BPVI	KLS	RINET	Anchor	Total Registered Investment Advisers
Income Statement Data:
Revenue
Net interest income	$323	$153	$25	$22	$195	$51	$45	$814
Non-interest income	58,351	27,478	6,752	6,984	12,375	8,181	16,633	136,754

Total revenues	$58,674	$27,631	$6,777	$7,006	$12,570	$8,232	$16,678	$137,568
Non-interest expense and minority interest	34,625	19,640	6,163	5,579	10,101	7,243	13,077	96,428
Income taxes	10,079	3,642	239	600	1,170	424	1,525	17,679

Segment profit	$13,970	$4,349	$375	$827	$1,299	$565	$2,076	$23,461
Segment assets	$57,551	$98,655	$16,646	$5,742	$35,836	$6,180	$88,346	$308,956
Amortization of intangibles	$—	$3,540	$102	$238	$898	$—	$2,005	$6,783

(In millions)
Assets under management	$10,102	$2,302	$1,252	$961	$3,727	$1,262	$6,444	$26,050

(In thousands)	Boston Private Bank	Borel	FPB	Gibraltar	Total Banks	Total Registered Investment Advisers	HC	Inter- Segment	Total
Income Statement Data:
Revenue
Net interest income	$64,630	$41,705	$26,179	$52,920	$185,434	$814	$(12,858)	$123	$173,513
Non-interest income	17,691	5,448	2,081	8,199	33,419	136,754	2,012	(844)	171,341

Total revenues	$82,321	$47,153	$28,260	$61,119	$218,853	$137,568	$(10,846)	$(721)	$344,854
Provision for loan losses	2,708	706	826	1,939	6,179	—	—	—	6,179
Non-interest expense and minority interest	53,362	23,932	15,097	44,489	136,880	96,428	21,561	(721)	254,148
Income taxes	7,005	8,904	4,898	5,996	26,803	17,679	(14,328)	—	30,154

Segment profit	$19,246	$13,611	$7,439	$8,695	$48,991	$23,461	$(18,079)	$—	$54,373
Segment assets	$2,455,651	$965,296	$552,844	$1,482,959	$5,456,750	$308,956	$50,607	$(52,769)	$5,763,544
Amortization of intangibles	$—	$—	$819	$5,739	$6,558	$6,783	$308	$—	$13,649

(In millions)
Assets under management	$2,369	$731	$5	$907	$4,012	$26,050	$—	$(238)	$29,824

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT AND FOR THE YEAR ENDED DECEMBER 31, 2005

(In thousands)	Westfield	DGHM	Sand Hill	BPVI	KLS	RINET	Total Registered Investment Advisers
Income Statement Data:
Revenue
Net interest income	$78	$77	$20	$11	$112	$25	$323
Non-interest income	49,699	27,227	6,631	6,417	10,783	8,161	108,918

Total revenues	$49,777	$27,304	$6,651	$6,428	$10,895	$8,186	$109,241
Non-interest expense and minority interest	29,801	19,924	5,920	5,028	9,276	7,127	77,076
Income taxes	8,360	3,411	301	611	744	451	13,878

Segment profit	$11,616	$3,969	$430	$789	$875	$608	$18,287
Segment assets	$45,503	$103,117	$16,439	$5,806	$35,902	$5,582	$212,349
Amortization of intangibles	$—	$3,957	$102	$238	$1,034	$—	$5,331

(In millions)
Assets under management	$8,325	$3,259	$1,094	$867	$3,140	$1,129	$17,814

(In thousands)	Boston Private Bank	Borel	FPB	Gibraltar	Total Banks	Total Registered Investment Advisers	HC	Inter- Segment	Total
Income Statement Data:
Revenue
Net interest income	$62,145	$37,805	$21,579	$13,860	$135,389	$323	$(6,971)	$(2)	$128,739
Non-interest income	16,424	4,593	2,240	1,813	25,070	108,918	1,164	(565)	134,587

Total revenues	$78,569	$42,398	$23,819	$15,673	$160,459	$109,241	$(5,807)	$(567)	$263,326
Provision for loan losses	2,266	1,705	919	548	5,438	—	—	—	5,438
Non-interest expense and minority interest	50,098	20,208	12,892	9,824	93,022	77,076	19,250	(567)	188,781
Income taxes	7,065	7,635	3,968	2,109	20,777	13,878	(9,094)	—	25,561

Segment profit	$19,140	$12,850	$6,040	$3,192	$41,222	$18,287	$(15,963)	$—	$43,546
Segment assets	$2,231,513	$853,466	$476,175	$1,321,443	$4,882,597	$212,349	$57,523	$(33,901)	$5,118,568
Amortization of intangibles	$—	$—	$824	$1,479	$2,303	$5,331	$—	$—	$7,634

(In millions)
Assets under management	$2,310	$661	$—	$757	$3,728	$17,814	$—	$(203)	$21,339

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AT AND FOR THE YEAR ENDED DECEMBER 31, 2004

(In thousands)	Westfield	DGHM	Sand Hill	BPVI	KLS	RINET	Total Registered Investment Advisers
Income Statement Data:
Revenue
Net interest income	$56	$—	$3	$8	$—	$10	$77
Non-interest income	45,578	22,240	6,069	6,007	—	7,800	87,694

Total revenues	$45,634	$22,240	$6,072	$6,015	—	$7,810	$87,771
Non-interest expense and minority interest	27,028	17,077	5,596	5,111	—	6,881	61,693
Income Taxes	7,787	2,348	199	418	—	395	11,147

Segment profit	$10,819	$2,815	$277	$486	$—	$534	$14,931
Segment assets	$35,961	$104,841	$16,485	$5,043	$33,343	$4,556	$200,229
Amortization of intangibles	$—	$3,939	$104	$238	$—	$—	$4,281

(In millions)
Assets under management	$7,707	$3,353	$1,062	$860	$2,880	$1,051	$16,913

(In thousands)	Boston Private Bank	Borel	FPB	Total Banks	Total Registered Investment Advisers	HC	Inter- Segment	Total
Income Statement Data:
Revenue
Net interest income	$50,564	$28,625	$10,541	$89,730	$77	$(1,238)	$10	$88,579
Non-interest income	14,515	4,055	1,744	20,314	87,694	652	(447)	108,213

Total revenues	$65,079	$32,680	$12,285	$110,044	$87,771	$(586)	$(437)	$196,792
Provision for loan losses	2,375	1,575	335	4,285	—	—	—	4,285
Non-interest expense and minority interest	44,046	17,378	6,583	68,007	61,693	15,209	(437)	144,472
Income taxes	4,290	5,624	2,212	12,126	11,147	(6,471)	—	16,802

Segment profit	$14,368	$8,103	$3,155	$25,626	$14,931	$(9,324)	$—	$31,233
Segment assets	$1,888,341	$734,704	$427,586	$3,050,631	$200,229	$47,366	$(23,805)	$3,274,421
Amortization of intangibles	$5	$—	$378	$383	$4,281	$—	$—	$4,664

(In millions)
Assets under management	$2,010	$568	$—	$2,578	$16,913	$—	$(185)	$19,306

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. INVESTMENT SECURITIES

A summary of investment securities follows:

		Unrealized
(In thousands)	Amortized Cost	Gains	Losses	Market Value
At December 31, 2006
Available-for-sale securities at fair value:
U.S. Government	$18,041	$3	$(62)	$17,982
U.S. Agencies	182,033	22	(1,253)	180,802
Corporate bonds	23,686	—	(276)	23,410
Municipal bonds	232,068	598	(1,558)	231,108
Mortgage-backed securities	28,515	11	(721)	27,805
Other	42,847	33	(139)	42,741

Total	$527,190	$667	$(4,009)	$523,848

Held-to-maturity securities at amortized cost:
U.S. Government	$2,745	$—	$(6)	$2,739
U.S. Agencies	1,970	—	(23)	1,947
Mortgage-backed securities	7,660	—	(101)	7,559
Other	1,584	—	(10)	1,574

Total	$13,959	$—	$(140)	$13,819

At December 31, 2005
Available-for-sale securities at fair value:
U.S. Government	$22,618	$6	$(162)	$22,462
U.S. Agencies	185,311	8	(2,141)	183,178
Corporate bonds	45,586	8	(539)	45,055
Municipal bonds	225,933	363	(2,215)	224,081
Mortgage-backed securities	34,024	—	(942)	33,082
Other	4,926	—	(42)	4,884

Total	$518,398	$385	$(6,041)	$512,742

Held-to-maturity securities at amortized cost:
U.S. Government	$4,472	$—	$(28)	$4,444
U.S. Agencies	29,412	—	(27)	29,385
Mortgage-backed securities	9,439	—	(127)	9,312
Other	1,077	—	(10)	1,067

Total	$44,400	$—	$(192)	$44,208

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the maturities of investment securities available-for-sale, based on contractual maturity, at December 31, 2006, and the weighted average yields of such securities:

	U.S. Government			U.S. Agencies			Corporate Bonds
(In thousands)	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield
Within one year	$14,110	$14,073	4.40%	$74,598	$74,183	3.71%	$20,686	$20,528	3.75%
After one, but within five years	3,931	3,909	4.43%	103,223	102,487	4.61%	3,000	2,882	2.45%
After five, but within ten years	—	—	—	4,212	4,132	5.48%	—	—	—
After ten years	—	—	—	—	—	—	—	—	—

Total	$18,041	$17,982	4.41%	$182,033	$180,802	4.26%	$23,686	$23,410	3.59%

	Municipal Bonds			Mortgage-Backed Securities			Other Investment Securities
(In thousands)	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield
Within one year	$78,000	$77,561	2.60%	$—	$—	—	$37,879	$37,894	5.11%
After one, but within five years	68,617	67,833	3.18%	7,940	7,658	3.81%	2,500	2,466	4.01%
After five, but within ten years	76,772	77,078	3.74%	—	—	—	—	—	—
After ten years	8,679	8,636	3.36%	20,575	20,147	3.81%	2,468	2,381	4.36%

Total	$232,068	$231,108	3.18%	$28,515	$27,805	3.81%	$42,847	$42,741	5.00%

Mortgage-backed securities are shown based on their final maturity, but due to prepayments, they are expected to have shorter lives. Certain securities are callable before their final maturity.

The following table sets forth the maturities of investment securities held-to-maturity, based on contractual maturity, at December 31, 2006, and the weighted average yields of such securities:

	U.S. Government			U.S. Agencies			Mortgage-Backed Securities
(In thousands)	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Weighted Average Yield
Within one year	$2,745	$2,739	3.75%	$—	$—	—	$—	$—	—
After one, but within five years	—	—	—	1,970	1,947	4.23%	780	774	4.77%
After five, but within ten years	—	—	—	—	—	—	1,842	1,814	4.42%
After ten years	—	—	—	—	—	—	5,038	4,971	4.94%

Total	$2,745	$2,739	3.75%	$1,970	$1,947	4.23%	$7,660	$7,559	4.80%

	Other Investment Securities
(In thousands)	Amortized Cost	Market Value	Weighted Average Yield
Within one year	$—	$—	—
After one, but within five years	600	600	5.58%
After five, but within ten years	—	—	—
After ten years	984	974	4.80%

Total	$1,584	$1,574	5.10%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mortgage-backed securities are shown based on their final maturity, but due to prepayments, they are expected to have shorter lives. Included in U.S. Agencies is one investment which can be called prior to maturity.

The weighted average remaining life of investment securities available-for-sale at December 31, 2006, was 3.49 years. As of December 31, 2006, approximately $123.5 million of investment securities available-for-sale were callable before maturity. The weighted average yield is calculated based on average amortized cost which does not include the effect of changes in market value that are reflected as a component of stockholders’ equity.

The following table presents the sale of investment securities available-for-sale with the resulting realized gains, losses, and net proceeds from such sales:

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Amortized cost of securities sold	$72	$48,261	$81,619
Gains realized on sales	4	218	373
Losses realized on sales	(4)	(198)	—

Net proceeds from sales	$72	$48,281	$81,992

The following tables sets forth information regarding securities at December 31, 2006, and 2005, having temporary impairment, due to the fair market values having declined below the amortized costs of the individual securities, and the time period that the investments have been temporarily impaired.

	Less Than 12 Months		12 Months or Longer		Total
(In thousands)	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
At December 31, 2006
Available-for-sale securities:
U.S. Government	$990	$(5)	$6,883	$(57)	$7,873	$(62)
U.S. Agencies	40,733	(58)	124,587	(1,195)	165,320	(1,253)
Corporate bonds	—	—	20,410	(276)	20,410	(276)
Municipal bonds	47,834	(161)	107,730	(1,397)	155,564	(1,558)
Mortgage-backed securities	1,413	(6)	24,627	(715)	26,040	(721)
Other	140	(18)	4,347	(121)	4,487	(139)

Total	$91,110	$(248)	$288,584	$(3,761)	$379,694	$(4,009)

Held-to-maturity securities:
U.S. Government	$496	$(1)	$2,243	$(5)	$2,739	$(6)
U.S. Agencies	—	—	1,947	(23)	1,947	(23)
Mortgage-backed securities	—	—	7,560	(101)	7,560	(101)
Other	—	—	974	(10)	974	(10)

Total	$496	$(1)	$12,724	$(139)	$13,220	$(140)

At December 31, 2006, the above U.S. Government securities are comprised of four securities available-for-sale, and five securities held-to-maturity, which are guaranteed by the U.S. Government. The above U.S. Agencies securities are comprised of 69 securities available-for-sale, and one held-to-maturity security which is guaranteed by an agency of the U.S. Government. The above Corporate Bonds are comprised of nine securities available-for-sale with a Moody’s credit rating of at least Baa-2. The above municipal bonds are comprised of 150 securities available-for-sale which have a Moody’s credit rating of at least Aa-3. The above mortgage-backed securities are comprised of nine securities available-for-sale, and six securities held-to-maturity, which were guaranteed by either the Federal Home Loan Mortgage Corp. (“FHLMC”) or the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal National Mortgage Association (“FNMA”). Because the decline in market value is primarily attributed to changes in interest rates and not credit quality, and because the Company has the intent and ability to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired. Decisions to hold or sell securities are influenced by the Banks need for liquidity, alternative investments, risk assessment, and asset liability management.

	Less Than 12 Months		12 Months or Longer		Total
(In thousands)	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
At December 31, 2005
Available-for-sale securities:
U.S. Government	$6,933	$(38)	$6,970	$(124)	$13,903	$(162)
U.S. Agencies	95,714	(791)	75,348	(1,350)	171,062	(2,141)
Corporate bonds	19,654	(60)	13,839	(479)	33,493	(539)
Municipal bonds	115,979	(727)	75,762	(1,488)	191,741	(2,215)
Mortgage-backed securities	6,960	(82)	26,055	(860)	33,015	(942)
Other	4,884	(42)	—	—	4,884	(42)

Total	$250,124	$(1,740)	$197,974	$(4,301)	$448,098	$(6,041)

Held-to-maturity securities:
U.S. Government	$4,444	$(28)	$—	$—	$4,444	$(28)
U.S. Agencies	29,385	(27)	—	—	29,385	(27)
Mortgage-backed securities	9,312	(127)	—	—	9,312	(127)
Other	967	(10)	—	—	967	(10)

Total	$44,108	$(192)	$—	$—	$44,108	$(192)

At December 31, 2005, the above U.S. Government securities are comprised of seven securities available-for-sale, and five securities held-to-maturity, which are guaranteed by the U.S. Government. The above U.S. Agencies securities are comprised of 80 securities available-for-sale, and three held-to-maturity securities which are guaranteed by an agency of the U.S. Government. The above Corporate Bonds are comprised of 20 securities available-for-sale with a Moody’s credit rating of at least Baa-3. The above municipal bonds are comprised of 143 securities available-for-sale which have a Moody’s credit rating of at least Baa-1. The above mortgage-backed securities are comprised of eight securities available-for-sale, and ten securities held-to-maturity, which were guaranteed by either the FHLMC or FNMA. Because the decline in market value is primarily attributed to changes in interest rates and not credit quality, and because the Company has the intent and ability to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired. Decisions to hold or sell securities are influenced by the Banks need for liquidity, alternative investments, risk assessment, and asset liability management.

The following table sets forth the cost method investments, which are included in Other Assets, having temporary impairment, due to the fair market values having declined below the amortized costs of the individual investments, and the time period that the investments have been temporarily impaired:

	Less Than 12 Months		12 Months or Longer		Total
(In thousands)	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
At December 31, 2006
Cost Method Investments	$—	$—	$485	$(15)	$485	$(15)
Total	$—	$—	$485	$(15)	$485	$(15)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The cost method investment with unrealized losses at December 31, 2006, was comprised of one investment with an amortized cost of $500 thousand. Boston Private Bank invests primarily in low income housing partnerships which generate tax credits. Boston Private Bank also holds partnership interests in venture capital funds formed to provide financing to small businesses, and to promote community development. Temporary impairment is caused by the fact that the partnerships are still in the early stages of their lives, and have not yet invested all of their funds and/or have had enough time to fully develop their portfolio companies. Therefore, management does not believe these investments are other-than-temporarily impaired.

At December 31, 2005, there were no cost method investments having temporary impairment. The Company recorded a write-down of approximately $306 thousand for cost method investments in 2005 due to an other-than-temporary impairment. The Company had $22.3 million and $23.1 million in cost method investments included in Other Assets at December 31, 2006, and 2005 respectively.

The following table presents the concentration of securities with any one issuer that exceeds ten percent of stockholders’ equity as of December 31, 2006:

(In thousands)	Amortized Cost	Market Value
Federal Home Loan Bank	$101,047	$100,371
Federal National Mortgage Association	86,807	85,798

Total	$187,854	$186,169

7. LOANS RECEIVABLE

The Banks’ lending activities are conducted principally in New England, northern and southern California, and south Florida. The Banks originate single and multi-family residential loans, commercial real estate loans, commercial loans, construction loans, and home equity and consumer loans. Most loans are secured by borrowers’ personal or business assets. The ability of the Banks’ single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the lending area. Commercial borrowers’ ability to repay is generally dependent upon the health of the economy and the real estate sector in particular. Accordingly, the ultimate collectibility of a substantial portion of the Banks’ loan portfolio is susceptible to changing conditions in the New England, northern and southern California, and south Florida economies. Included in total loans are $5.0 million and $3.4 million of net deferred loan fees as of December 31, 2006, and 2005, respectively. Mortgage loans serviced for others totaled $17.8 million and $5.8 million at December 31, 2006, and 2005, respectively.

Loans to senior management, executive officers, and directors are generally made in the ordinary course of business, under normal credit terms, including interest rates and collateral requirements prevailing at the time of origination for comparable transactions with other persons, and do not represent more than normal credit risk. Gibraltar has an Employee Loan Program that provides eligible employees, including senior management and executive officers, with a beneficial rate on mortgage loans. Gibraltar had $10.6 million and $5.4 million in such loans at December 31, 2006, and 2005, respectively.

The following table presents a summary of the activity of loans to senior management, executive officers, and directors:

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005
Balance at beginning of year	$24,894	$24,145
Additions	13,961	4,912
Repayments	(10,142)	(12,524)
Addition due to acquisition	—	8,361

Balance at end of year	$28,713	$24,894

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a summary of risk elements within the loan portfolio:

(In thousands)	December 31, 2006	December 31, 2005
Non-accrual loans	$9,999	$7,900
Loans past due 90 days or more, but still accruing	24	132
Loans past due 30-89 days	$13,424	$7,907

Interest income that would have been recorded on non-accrual loans in accordance with the loans’ original terms would have been $935 thousand in 2006 and $338 thousand in 2005, compared with amounts that were actually recorded of $287 thousand and $174 thousand, respectively.

8. ALLOWANCE FOR CREDIT LOSSES

The allowance for loan losses and the reserve for unfunded loan commitments when combined are referred to as the allowance for credit losses. The allowance for loan losses is reported as a reduction of outstanding loan balances and the reserve for unfunded loan commitments is included within Other Liabilities.

The following table is an analysis of the Company’s allowance for credit losses for the periods indicated:

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Allowance for loan losses, beginning of period	$37,607	$25,021	$17,761
Provision for loan losses	6,179	5,438	4,285
Charge-offs	(898)	(250)	(65)
Recoveries	499	204	61
Addition due to acquisitions	—	7,194	2,979

Allowance for loan losses, end of period	$43,387	$37,607	$25,021

Reserve for unfunded loan commitments, beginning of period	$4,747	$2,916	$2,411
Provision for unfunded loan commitments(1)	839	513	282
Addition due to acquisitions	—	1,318	223

Reserve for unfunded loan commitments, end of period	$5,586	$4,747	$2,916

Total allowance for credit losses, end of period	$48,973	$42,354	$27,937

(1)	Expenses related to off-balance sheet credit risk are included in Other Expenses.

9. DERIVATIVES

Boston Private Bank entered into a $100 million prime-based interest rate floor (the “Floor”) with an effective date of November 1, 2005, and a maturity date of November 1, 2010, and is designated as a cash flow hedge of the risk of overall changes in the cash flows below the floor strike rate, when the Wall Street Journal published prime interest rate falls below 6.50%, for certain variable rate loans based on the prime rate.

The Floor had a fair value of $350 thousand and $798 thousand as of December 31, 2006, and 2005, respectively and is included in Other Assets. The decrease in the Floor’s fair value of $361 thousand and $41 thousand (net of income tax benefit of $93 thousand and $30 thousand) in 2006 and 2005, respectively, is separately disclosed in the statement of changes in stockholders’ equity and comprehensive income. Changes in fair value due to hedge ineffectiveness were immaterial in 2006, and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts reported in accumulated other comprehensive income related to the derivative will be reclassified to interest income as interest payments are received on Boston Private Bank’s variable rate assets. The change in the fair value of the Floor reflects an immaterial reclassification from accumulated other comprehensive income to interest expense in 2006, and 2005. During 2007, Boston Private Bank estimates that an additional $109 thousand will be reclassified.

During 2006, Boston Private Bank implemented a program to offer certain derivative products directly to qualified commercial borrowers. These programs are typically used if a borrower wished to fix an interest rate range on a variable rate loan, and Boston Private Bank wants to retain an unrestricted range on its variable rate asset. Boston Private Bank entered into one such derivative transaction, an interest rate collar, during 2006. Boston Private Bank economically hedged the collar executed with the commercial borrower by entering into an equal and offsetting collar with a third party. Derivative transactions executed as part of this program are not designated in qualifying hedging relationships and are, therefore, marked-to-market through earnings each period. However, because the derivatives have mirror-image terms, the majority of the changes in fair value offset through earnings. As of December 31, 2006, the fair value of the derivative asset and the fair value of the offsetting derivative liability is $162 thousand, which are included in Other Assets and Other Liabilities, respectively. Fees earned in connection with the execution of derivatives related to this program are recognized in Other Income.

10. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

(In thousands)	December 31, 2006	December 31, 2005
Leasehold improvements	$30,453	$21,982
Furniture, fixtures, and equipment	33,808	27,389
Buildings	1,393	1,403
Land	374	374

Subtotal	66,028	51,148

Less: accumulated depreciation and amortization	30,387	22,468

Premises and equipment, net	$35,641	$28,680

Depreciation and amortization expense related to premises and equipment was $8.5 million, $5.6 million, and $4.1 million for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company is obligated for minimum payments under non-cancelable operating leases. In accordance with the terms of these leases, the Company is currently committed to minimum annual payments as follows:

(In thousands)	Minimum Lease Payments
2007	$13,721
2008	13,922
2009	13,821
2010	14,023
2011	14,166
Thereafter	50,254

Total	$119,907

Rent expense for the years ended December 31, 2006, 2005, and 2004 was $13.4 million, $9.9 million, and $6.9 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. GOODWILL AND OTHER INTANGIBLE ASSETS

The following is an analysis of the activity in goodwill:

	2006			2005
(In thousands) Goodwill	Balance at December 31, 2005	Acquisitions and adjustments	Balance at December 31, 2006	Balance at December 31, 2004	Acquisitions and adjustments	Balance at December 31, 2005
Boston Private Bank	$2,403	$—	$2,403	$2,403	$—	$2,403
Sand Hill	13,417	(90)	13,327	13,417	—	13,417
BPVI	1,204	(15)	1,189	1,204	—	1,204
DGHM	56,890	(422)	56,468	57,106	(216)	56,890
FPB	34,633	(241)	34,392	37,240	(2,607)	34,633
KLS	22,829	—	22,829	19,116	3,713	22,829
Gibraltar	155,375	(878)	154,497	—	155,375	155,375
Anchor	—	38,463	38,463	—	—	—
Equity method investments	—	12,065	12,065	—	—	—

Total	$286,751	$48,882	$335,633	$130,486	$156,265	$286,751

The amount of additional goodwill recognized in 2006 was $42.1 million, which is due to the acquisition of Anchor in the 2nd quarter of 2006, the acquisition in certain equity method investments and other adjustments. Additionally, goodwill increased approximately $8.0 million, on a net basis, due to contingent consideration payments at Anchor and DGHM and decreased $1.2 million due to tax benefits of fully vested stock options issued to employees in previous acquisitions, primarily at FPB and Gibraltar.

The amount of goodwill related to new acquisitions recognized in 2005 was $155.4 million from the Gibraltar acquisition. Other changes in goodwill during 2005 related to contingent consideration payments and acquisition adjustments.

Goodwill is expected to be deductible for tax purposes except for Gibraltar’s, FPB’s which includes Encino, Anchor’s, and a portion of BPVI’s.

The following is an analysis of the activity in intangible assets:

	2006			2005
(In thousands) Other Intangibles	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Advisory contracts	$98,194	$17,693	$80,501	$60,490	$9,825	$50,665
Core deposit intangibles	47,800	7,497	40,303	47,800	2,233	45,567
Employment agreements	3,670	1,043	2,627	1,950	526	1,424
Trade names	1,900	—	1,900	—	—	—

Total	$151,564	$26,233	$125,331	$110,240	$12,584	$97,656

The Company acquired Anchor on June 1, 2006 and allocated approximately $30.0 million of the purchase price to goodwill, $35.9 million to amortizable intangible assets and $1.9 million to intangible assets not subject to amortization. $34.2 million of the amortizable intangible assets was allocated to advisory contracts and will be amortized over a weighted average period of 12.8 years and $1.7 million was allocated to non-compete agreements that will be amortized over a weighted average period of 7 years. These amortization periods are based upon estimates of their expected useful lives. The intangible asset not subject to amortization was the value attributed to the Anchor Capital and Anchor/Russell trade names.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated expense related to intangible assets subject to amortization was $13.6 million, $7.6 million and $4.7 million for 2006, 2005, and 2004, respectively. The estimated annual amortization expense for these intangibles over the next five years is:

(In thousands)
2007	$13,770
2008	$12,495
2009	$11,446
2010	$10,604
2011	$10,042

12. DEPOSITS

Deposits are summarized as follows:

(In thousands)	December 31, 2006	December 31, 2005
Demand deposits (non-interest bearing)	$794,371	$779,606
NOW	368,238	370,718
Savings	163,310	73,836
Money market	1,892,164	1,876,393
Certificates of deposit under $100,000	143,106	138,519
Certificates of deposit $100,000 or greater	716,642	509,069

Total	$4,077,831	$3,748,141

Certificates of deposit had the following schedule of maturities:

(In thousands)	December 31, 2006	December 31, 2005
Less than 3 months remaining	$383,711	$292,797
3 to 6 months remaining	264,061	156,992
6 to 12 months remaining	142,006	120,180
1 to 3 years remaining	51,990	58,698
3 to 5 years remaining	6,071	8,913
More than 5 years remaining	11,909	10,008

Total	$859,748	$647,588

Interest expense on certificates of deposit $100,000 or greater was $26.9 million, $12.8 million, and $6.1 million for the years ended December 31, 2006, 2005, and 2004, respectively.

$3.1 million and $2.2 million of overdrawn deposit accounts were reclassed to loans at December 31, 2006 and 2005, respectively.

13. FEDERAL HOME LOAN BANK BORROWINGS

Boston Private Bank is a member of the Federal Home Loan Bank (“FHLB”) of Boston. Borel and FPB are members of the FHLB of San Francisco. Gibraltar is a member of the FHLB of Atlanta. As members of a FHLB, the Banks have access to short and long-term borrowings. Borrowings from the FHLB are secured by the Bank’s stock in the FHLB and a blanket lien on “qualified collateral” defined principally as a percentage of the principal balance of certain types of mortgage loans. The percentage of collateral allowed varies between 50% and 75% based on the type of the underlying collateral. As of December 31, 2006, Boston Private Bank had $366.9 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of borrowings outstanding and available credit of $238.4 million. Boston Private Bank had additional short-term federal fund lines with the FHLB of $15.0 million at December 31, 2006. Borel had no outstanding borrowings at December 31, 2006. Borel had available credit with the FHLB of $203.1 million as of December 31, 2006. FPB had no outstanding borrowings at December 31, 2006. FPB also had available credit with the FHLB of $97.9 million as of December 31, 2006. Gibraltar had $235.4 million of borrowings outstanding and available credit of $277.3 million at December 31, 2006. The carrying amount of Gibraltar’s FHLB borrowings is $236.0 million due to the unamortized amount of the fair market valuation adjustment at the time of acquisition.

As members of the FHLB, the Banks’ are required to invest in FHLB stock based on a percentage of outstanding advances in addition to a membership stock requirement. The minimum requirements vary depending on the FHLB membership. As a member of the FHLB of Boston, Boston Private Bank is required to own FHLB stock at least equal to 4.5% of outstanding advances. As members of the FHLB of San Francisco, Borel and FPB are required to own FHLB stock at least equal to 4.7% of outstanding advances. Gibraltar, a member of the FHLB of Atlanta, is required to own FHLB stock at least equal to 4.5% of outstanding advances. FHLB stock owned in excess of the minimum requirements can be redeemed at par upon the FHLB’s request. The FHLB redeems excess stock at its option at par from time to time. The Banks’ may not redeem additional purchases of stock prior to a five year minimum holding period.

As of December 31, 2006, the Banks’ FHLB stock holdings totaled $40.0 million. The Banks’ investment in FHLB stock is recorded at cost and is redeemable at par after a five-year holding period.

A summary of borrowings, including Gibraltar’s fair market value adjustment, from the Federal Home Loan Banks is as follows:

	December 31, 2006		December 31, 2005
(In thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$254,902	5.16%	$39,715	3.72%
Over 1 to 2 years	62,440	4.09%	58,904	4.01%
Over 2 to 3 years	63,532	4.47%	56,621	3.99%
Over 3 to 5 years	145,783	5.10%	97,575	4.72%
Over 5 years	76,246	4.51%	109,190	4.54%

Total	$602,903	4.88%	$362,005	4.32%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. SHORT-TERM BORROWINGS

(In thousands)	Federal Funds Purchased	Securities Sold Under Agreement to Repurchase
2006
Outstanding at end of period	$—	$77,605
Maximum outstanding at any month-end	48,200	130,926
Average balance for the year	13,356	116,873
Weighted average rate at end of period	—%	2.01%
Weighted average rate paid for the period	5.33%	1.80%

2005
Outstanding at end of period	$—	$107,353
Maximum outstanding at any month-end	37,000	107,353
Average balance for the year	5,799	100,362
Weighted average rate at end of period	—%	1.02%
Weighted average rate paid for the period	3.29%	1.13%

2004
Outstanding at end of period	$—	$84,550
Maximum outstanding at any month-end	16,500	84,550
Average balance for the year	2,041	76,784
Weighted average rate at end of period	—%	1.02%
Weighted average rate paid for the period	1.43%	1.03%

The federal funds purchased and securities sold under agreements to repurchase generally mature within 30 days of the transaction date. The Company enters into sales of securities under agreements to repurchase with clients and brokers. These agreements are treated as financing and the obligations to repurchase securities sold are reflected as a liability in the Company’s consolidated balance sheet. The securities underlying the agreements remain under the Company’s control. Investment securities with a market value of $78.0 million and $107.7 million were pledged as collateral for the securities sold under agreements to repurchase at December 31, 2006 and 2005, respectively.

As of December 31, 2006, the Company had an unused line of credit from an unaffiliated bank, which totaled $75.0 million. The Company and its bank subsidiaries are required to maintain specified minimum balances or ratios for: capital, adjusted net tangible capital to adjusted tangible asset ratios, debt equity ratios, loan ratios, non-performing asset ratios, return on average assets ratio, and cash flow requirements for the nonbanks. The credit agreement also includes other covenants, including a restriction limiting dividends to 35% of earnings. The Company was in compliance with all the loan covenants as of December 31, 2006.

As of December 31, 2006, the Banks had unused federal fund lines with the FHLB and other correspondent banks of $154.0 million.

15. JUNIOR SUBORDINATED DEBENTURES

Boston Private Capital Trust II

On September 27, 2005 the Company and Boston Private Capital Trust II, a Delaware statutory trust (“Trust II”) entered into a Purchase Agreement for the sale of $100 million of trust preferred securities to be issued by Trust II and guaranteed by the Company on a subordinated basis. Trust II’s preferred securities pay interest quarterly and have an annual distribution rate of 6.25% up to, but not including, December 30, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequently, Trust II’s preferred securities will convert to a floating rate of a three-month London Inter Bank Offering Rate (“LIBOR”) plus 1.68%, provided, however, that the interest rate does not exceed the highest rate permitted by New York law, and may be modified by the United States law of general application.

Each of the Trust II preferred securities represents an undivided beneficial interest in the assets of Trust II. The Company owns all of Trust II’s common securities. Trust II’s only assets will be the junior subordinated debentures issued to it by the Company on substantially the same payment terms as Trust II’s preferred securities.

The junior subordinated debentures mature on December 30, 2035, and may not be redeemed prior to or on December 30, 2010, except that they may be redeemed at any time upon the occurrence and continuation of certain special events.

The Company has the following covenants with regard to Trust II:

•	for so long as Trust II’s preferred securities remain outstanding, the Company shall maintain 100% ownership of the Trust II’s common securities;

•

the Company will use its commercially reasonable efforts to ensure Trust II remains a statutory trust, except in connection with a distribution of debt securities to the holders of the Trust II securities in liquidation of Trust II, the redemption of all Trust II’s securities or mergers, consolidations or incorporation, each as permitted by Trust II’s declaration of trust;

•	to continue to be classified as a grantor trust for United States federal income tax purposes; and

•	the Company will ensure each holder of Trust II’s preferred securities is treated as owning an undivided beneficial interest in the junior subordinated debentures.

At December 31, 2006, the Company was in compliance with the above covenants.

So long as the Company is not in default in the payment of interest on the junior subordinated debentures, the Company has the right under the indenture to defer payments of interest for up to 20 consecutive quarterly periods. The Company has no current intention to exercise its right to defer interest payments on the junior debentures issued to Trust II. If the Company defers interest payments, it would be subject to certain restrictions relating to the payment of dividends on or purchases of its capital stock and payments on its debt securities ranking equal with or junior to the junior subordinated debentures.

Boston Private Capital Trust I

On October 5, 2004 the Company and Boston Private Capital Trust I, a Delaware statutory trust (“Trust I”), entered into a Purchase Agreement for the sale of $75 million of convertible trust preferred securities to be issued by Trust I and guaranteed by the Company on a subordinated basis. The convertible trust preferred securities have a liquidation amount of $50.00 per security, pay interest quarterly and have a fixed distribution rate of 4.875%. The quarterly distributions are cumulative. The junior subordinated convertible debentures will mature on October 1, 2034. The Company also granted the initial purchasers an option to purchase up to an additional $30 million of convertible trust preferred securities, which was exercised on November 1, 2004.

Each of the convertible trust preferred securities represents an undivided beneficial interest in the assets of Trust I. The Company owns all of Trust I’s common securities. Trust I’s only assets will be the junior subordinated debentures issued to it by the Company on substantially the same payment terms as the convertible trust preferred securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The initial conversion ratio was 1.5151 shares of the Company’s common stock, $1.00 par value, for each trust preferred security (equivalent to a conversion price of approximately $33.00 per share), subject to adjustment as described in the offering memorandum. The conversion ratio at December 31, 2006 was 1.5157. The trust preferred securities may not be redeemed prior to October 1, 2009, except that they may be redeemed at any time upon the occurrence of certain special events. The trust preferred securities may be redeemed in whole at any time or in part from time to time on or after October 1, 2009 if the closing price of Boston Private’s common stock for 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the mailing of the redemption notice exceeds 130% of the then prevailing conversion price of the trust preferred securities. Assuming all $105 million liquidation amount of convertible trust preferred securities are converted, the Company would issue approximately 3,182,970 shares of common stock, based on the December 31, 2006 conversion ratio.

The initial conversion ratio is subject to adjustment if the Company takes certain actions, including paying dividends to all holders of Boston Private common stock, excluding any quarterly cash dividend on Boston Private common stock to the extent that such quarterly cash dividend per share of Boston Private common stock in any quarter does not exceed the greater of (i) $0.060 and (ii) 1.00% multiplied by the average of the daily closing prices per share of Boston Private common stock for the ten consecutive trading days ending on the trading day immediately prior to the declaration date of the dividend. If an adjustment is required to be made as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded.

The Company has the following covenants with regard to Trust I:

•	to cause Trust I to remain a statutory business Trust and not try to voluntarily dissolve, wind-up, liquidate or terminate except as permitted by the Trust agreement;

•	to maintain directly or indirectly ownership of all of the common securities of Trust I;

•

to use its commercially reasonable efforts to ensure that Trust I will not be an “investment company” under the Investment Company Act of 1940, as amended from time to time, or any successor legislation; and

•	to take no action that would be reasonably likely to cause Trust I to be classified as an association or a partnership taxable as a corporation for United States federal income tax purposes.

At December 31, 2006, the Company was in compliance with the above covenants.

So long as the Company is not in default in the payment of interest on the junior subordinated convertible debentures, the Company has the right under the indenture to defer payments of interest. The Company has no current intention to exercise its right to defer interest payments on the junior subordinated convertible debentures issued to Trust I. If the Company defers interest payments, it would be subject to certain restrictions relating to the payment of dividends on or purchases of its capital stock and payments on its debt securities ranking equal with or junior to the junior subordinated convertible debentures.

FPB junior subordinated debentures

The Company, through the acquisition of FPB, assumed the outstanding amount of FPB’s junior subordinated debentures of $6 million. The trust preferred securities have a floating rate based on the 3 month LIBOR plus a margin of 3.15% with a maximum rate of 11.75% and pay interest quarterly. The interest rate on December 31, 2006 was 8.52%. The junior subordinated debentures will mature on March 26, 2033, and may not be redeemed prior to, or on March 26, 2008, except that they may be redeemed, in whole or in part from time to time, upon the occurrence and continuation of certain special events.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gibraltar junior subordinated debentures

The Company, through the acquisition of Gibraltar, assumed the outstanding amount of Gibraltar’s junior subordinated debentures of $16 million. The trust preferred securities pay interest quarterly at a floating rate based on the 3 month LIBOR plus a margin of 2.27%, provided, however, that the interest rate does not exceed the highest rate permitted by New York law, and may be modified by the United States law of general application. The interest rate on December 31, 2006 was 7.64%. The junior subordinated debentures will mature on February 23, 2035, and may not be redeemed prior to, or on February 23, 2010, except that they may be redeemed, in whole or in part from time to time, upon the occurrence and continuation of certain special events.

Debt issuance costs for the Trusts are recorded as an asset and amortized over the contractual life of the securities.

Management has determined that each of the trusts qualify as variable interest entities under FASB Interpretation 46 (Revised December 2003) Consolidation of Variable Interest Entities—An Interpretation of Accounting Research Bulletin No. 51 (“FIN 46(R)”). The trusts issued preferred securities to investors and loaned the proceeds to the Company. Each of the trusts holds, as its sole asset, subordinated debentures issued by the Company. The provisions of FIN 46(R) were required to be applied to certain variable interest entities, including each of the trusts, by March 31, 2004, at which time each was deconsolidated.

In March 2005, the Federal Reserve Board adopted a final rule that would continue to allow the inclusion of trust preferred securities in Tier 1 capital, but with stricter quantitative limits. Under the final rule, after a five-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25% of Tier 1 capital elements. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions.

16. INCOME TAXES

The components of income tax expense (benefit) are as follows:

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Current expense:
Federal	$24,716	$20,324	$16,852
State	6,675	7,860	5,682

Total current expense	31,391	28,184	22,534
Deferred expense (benefit):
Federal	(963)	(1,701)	(4,660)
State	(274)	(922)	(1,072)

Total deferred expense (benefit)	(1,237)	(2,623)	(5,732)

Income tax expense	$30,154	$25,561	$16,802

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense for 2006, 2005, and 2004 varied from the amount computed by applying the Federal statutory rate to income before income taxes. A reconciliation between the expected Federal income tax expense using the Federal statutory rate of 35% to actual income tax expense and resulting effective tax rate for 2006, 2005 and 2004 follows:

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local income tax, net of Federal tax benefit	4.9%	6.5%	6.2%
Tax exempt interest, net	(3.4)%	(3.6)%	(5.1)%
Tax credits	(1.5)%	(1.6)%	(2.1)%
Other, net	0.7%	0.7%	1.0%

Effective income tax rate	35.7%	37.0%	35.0%

The components of gross deferred tax assets and gross deferred tax liabilities are as follows:

(In thousands)	December 31, 2006	December 31, 2005
Gross deferred tax assets:
Allowance for losses on loans	$19,207	$16,209
Deferred and accrued compensation	11,272	10,404
Stock compensation	10,420	13,415
Unrealized loss on securities available-for-sale	1,526	2,257
Depreciation	2,043	389
Other	2,546	2,667

Total deferred tax assets	47,014	45,341
Gross deferred tax liabilities:
Goodwill and acquired intangible assets	31,574	19,820
Unrealized gain on investments	552	549
Investment in partnerships	79	113
Other	378	—

Total gross deferred tax liabilities	32,583	20,482

Net deferred tax asset	$14,431	$24,859

Management believes the existing net deductible temporary differences that give rise to the net deferred tax asset will reverse in periods the Company generates net taxable income. The Company would need to generate approximately $34.4 million of future net taxable income to realize the net deferred tax asset at December 31, 2006. Management believes that it is more likely than not that the net deferred tax asset will be realized based on the generation of future taxable income.

17. EMPLOYEE BENEFITS

Employee 401(k) Profit Sharing Plan

The Company established a corporate-wide 401(k) Profit Sharing Plan for the benefit of the employees of the Company and its affiliates, which became effective on July 1, 2002. The plan is a 401(k) savings and retirement plan that is designed to qualify as an ERISA section 404(c) plan. This plan is a continuation of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Boston Private Bank & Trust Company 401(k) plan. As of July 1, 2002, the assets of the Westfield Profit Sharing Plan, the RINET Company, Inc. Salary Reduction Contribution Plan, the Sand Hill Advisors, Inc. Profit Sharing 401(k) Plan, the E.R. Taylor Investments, Inc. 401(k) Profit Sharing Plan and the Borel Bank Salary Deferral 401(k) Plan were merged into this plan. The assets of the First State Bank of California 401(k) Plan and the KLS Professional Advisors Group, Inc. 401(k) Employee Savings Plan were merged into this plan during January 2006. The employees of DGHM joined the plan as new participants on January 1, 2006. Generally, employees that are at least twenty-one (21) years of age are eligible to participate in the plan on the first day of the calendar quarter following their date of hire. Employee contributions may be matched based on a predetermined formula and additional discretionary contributions may be made. Consolidated 401(k) expenses for all plans were $2.3 million, $1.8 million, and $1.5 million, in 2006, 2005 and 2004, respectively.

Salary Continuation Plans

Borel maintains a discretionary salary continuation plan for certain officers. The officers become eligible for benefits under the salary continuation plan if they reach a defined retirement age while working for Borel. In December 1990, Borel implemented a discretionary deferred compensation plan for directors. The compensation expense relating to each contract is accounted for individually and on an accrual basis. An individual covered under the plan resigned in October 2005 and forfeited his benefit. As of that date, $336 thousand had been accrued and was reversed. The expense, exclusive of the 2005 forfeiture, relating to these plans was $266 thousand, $274 thousand, and $275 thousand, for 2006, 2005 and 2004, respectively. The amount recognized in Other Liabilities was $2.5 million and $2.6 million at December 31, 2006 and 2005, respectively. Borel has purchased life insurance contracts to help fund these plans. Borel has single premium life insurance policies with cash surrender values totaling $5.8 million and $5.7 million, which are included in Other Assets on the accompanying balance sheets, as of December 31, 2006 and 2005, respectively.

FPB maintains a discretionary salary continuation plan for certain officers. The plan provides for payments to the participants at the age of retirement. The expense relating to these plans was $327 thousand and $296 thousand in 2006 and 2005, respectively. The net amount recognized in Other Liabilities was $1.5 million and $1.2 million at December 31, 2006 and 2005, respectively. FPB has purchased life insurance contracts to help fund these plans. These life insurance policies have cash surrender values totaling $3.2 million and $2.7 million, which are included in Other Assets on the accompanying balance sheets as of December 31, 2006 and 2005, respectively.

Deferred Compensation Plan

The Company offers a deferred compensation plan that enables certain executives to elect to defer a portion of their income. The amounts deferred are excluded from the employee’s taxable income and are not deductible by the Company until paid. The employee selects from a limited number of mutual funds and the deferred liability is increased or decreased to correspond to the market value of these underlying hypothetical mutual fund investments. The increase in value is recognized as compensation expense. The Company established and funded a Rabbi Trust to offset this liability. The Rabbi Trust holds similar assets and approximately mirrors the activity in the hypothetical mutual funds. Increases and decreases in the value of the mutual funds in the Rabbi Trust are recognized in Other Income.

Stock-Based Incentive Plans

At December 31, 2006, the Company has three stock-based compensation plans. These plans encourage and enable the officers, employees, non-employee directors and other key persons of the Company to acquire a proprietary interest in the Company. Prior to January 1, 2006, the Company accounted for these plans under the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

intrinsic-value based method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FAS 123. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS 123(R), using the modified retrospective application method. Under the modified retrospective application method, the Company has adjusted all applicable prior periods to reflect the effects of applying FAS 123(R).

The following table presents the difference between the Company’s previously reported financial results and adjustments for FAS 123(R):

	For the Year Ended December 31, 2005		For the Year Ended December 31, 2004
(In thousands, except per share data)	Adjusted	As Previously Reported	Adjusted	As Previously Reported
Income Statement Items:
Income before income taxes	$69,107	$73,597	$48,035	$51,927
Net income	$43,546	$46,318	$31,233	$33,634
Basic earnings per share	$1.48	$1.57	$1.14	$1.23
Diluted earnings per share	$1.38	$1.47	$1.10	$1.18
Cash Flow Items:
Net cash provided by operating activities	$95,242	$99,375	$18,931	$19,742
Net cash provided by financing activities	$603,491	$599,358	$592,225	$591,414
Shares Outstanding:
Average diluted common shares outstanding	33,824,717	33,666,358	29,024,520	28,963,856

	As of December 31, 2005
(In thousands)	Adjusted	As Previously Reported
Balance Sheet Items:
Total assets(1)	$5,118,568	$5,112,810
Additional paid-in capital(2)	$374,818	$354,064
Retained earnings(3)	$133,190	$148,186
Stockholders’ equity	$539,348	$533,590

(1)	Total assets and total stockholders’ equity increased as a result of recording the deferred tax assets related to stock option expense.
(2)	Additional paid-in capital as adjusted and as previously reported for December 31, 2005 also includes unearned compensation of $(4.5) million which was previously included as a separate line item.
(3)	The decrease in retained earnings was a result of recording the retrospective expense related to FAS 123(R)

Prior to the adoption of FAS 123(R), the Company was required to record tax savings resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. FAS 123(R) requires the cash flows resulting from the excess tax benefits resulting from tax deductions in excess of the compensation costs recognized for those options to be classified as financing cash flows. The $2.3 million, $4.1 million, and $811 thousand excess tax savings on stock options exercised classified as a financing cash inflow, for the twelve months ended December 31, 2006, 2005, and 2004, respectively, would have been classified as an operating cash inflow if the Company had not adopted FAS 123(R).

Under the 2004 Stock Option and Incentive Plan (the “Plan”), the Company may grant options or stock to its officers, employees, non-employee directors and other key persons of the Company for an amount not to exceed 5% of the total shares of common stock outstanding as of the last business day of the preceding fiscal year. Under the Plan, the exercise price of each option shall not be less than 100% of the fair market value of the stock on the date the options are granted except for non-employee directors in which the exercise price shall be equal to the fair market value on the date the stock option is granted. Generally, options expire ten years from the date

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

granted and vest over a three-year graded vesting period for officers and employees and a one-year or less period for non-employee directors. Stock grants generally vest over a one to five-year cliff vesting period.

The Company maintains both a qualified and non-qualified Employee Stock Purchase Plan (“the ESPP’s”) with similar provisions. The non-qualified plan was approved in 2006 and allows for employees of certain subsidiaries that are structured as limited liability companies to participate. Under the ESPP’s eligible employees may purchase common stock of the Company at 85 percent of the lower of the closing price of the Company’s common stock on the first or last day of a six month purchase period on the NASDAQ® stock exchange. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. Participants have a right to a full reimbursement of ESPP’s deferrals through the end of the offering period. Such a reimbursement would result in a reversal of the compensation expense, previously recorded, attributed to that participant. There were 72,551 shares issued under the plan during the year ended December 31, 2006. The Company issues shares under the ESPP’s in January and July of each year. As of December 31, 2006, there were 502,353 shares reserved for future issuance under the ESPP’s.

Share-based payments recorded in salaries and benefits are as follows:

(In thousands)	2006	2005	2004
Stock option and ESPP expense	$5,382	$4,490	$3,892
Nonvested share expense(1)	3,324	2,571	2,240

Subtotal	8,706	7,061	6,132
Tax benefit	3,328	2,767	2,402

Stock-based compensation expense, net of tax benefit	$5,378	$4,294	$3,730

(1)	Nonvested share expense has previously been reported in the Company’s statement of operations.

The above table does not include $381 thousand of share-based payments to directors in 2006, which is recorded in professional services.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. Expected volatility is determined based on historical volatility of the Company’s stock, historical volatility of industry peers and other factors. The Company uses historical data to estimate employee option exercise behavior, and post-vesting cancellation for use in determining the expected life assumption. The risk-free rate is determined on the grant date of each award using the yield on a U.S. Treasury zero-coupon issue with a remaining term that approximates the expected term for the award. The dividend yield is based on expectations of future dividends paid by the Company and the market price of the Company’s stock on the date of grant. Compensation expense is recognized using the straight-line method over the vesting period of the option. Options issued to retirement eligible employees are expensed on the date of grant. Option expense, related to options granted to employees who will become retirement eligible during the vesting period, are amortized over the period until the employee becomes retirement eligible. The Company did not accelerate vesting for options granted to retirement eligible employees prior to the adoption date of FAS 123(R) in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005	2004
Expected volatility	25%	25%	25%
Expected dividend yield	1.3%	1.0%	1.5%
Expected term (in years)	4.4	4.1	4.1
Risk-free rate	4.6%	3.7%	2.6%

Stock Options

A summary of option activity under the Plan for the year ended December 31, 2006 is as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value* (000s)
Outstanding at January 1, 2006	4,227,066	$18.18
Granted	867,498	$30.23
Exercised	(509,279)	$11.29
Forfeited or expired	(59,246)	$27.42

Outstanding at December 31, 2006	4,526,039	$21.17	6.39	$33,368

Exercisable at December 31, 2006	2,954,188	$17.24	5.27	$32,549

*	The intrinsic value was calculated by the excess value of the closing price of the Company’s common stock on December 31, 2006 as compared to the option exercise price. If the exercise price of the stock option was above the closing price, an intrinsic value of $0 was assigned.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was $7.60, $6.34 and $5.86, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $9.7 million, $13.3 million and $3.2 million, respectively. As of December 31, 2006, there was $10.8 million of total unrecognized compensation cost related to stock option arrangements granted under the Plan that is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock

A summary of the Company’s nonvested shares as of December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

	Shares	Weighted- Average Grant- Date Fair Value
Nonvested at January 1, 2006	368,510	$24.95
Granted	123,673	$29.96
Vested	(69,010)	$18.45
Forfeited	(2,500)	$25.78

Nonvested at December 31, 2006	420,673	$27.48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of nonvested shares is determined based on the closing price of the Company’s stock on the grant date. The weighted-average grant-date fair value of shares granted during the year ended December 31, 2006 and 2005 was $29.96 and $27.45 respectively. At December 31, 2006, there was $5.0 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements under the Plan. That cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of shares that vested during the years ended December 31, 2006, 2005 and 2004 was $3.7 million, $843 thousand and $1.3 million, respectively.

Supplemental Executive Retirement Plan

The Company has a non-qualified supplemental executive retirement plan (“SERP”) with an executive officer of the Company. The SERP, which is unfunded, provides a defined cash benefit based on a formula using average compensation, years of service, and age at retirement of the executive. The agreement was amended in July 2004. Expected benefits were increased and full vesting age was increased to age 68. The actuarial present value of the projected benefit obligation was $8.3 million and the accrued SERP liability was $3.9 million at December 31, 2006. The expense associated with the SERP was $1.5 million and $1.4 million in 2006 and 2005, respectively. The benefit will be fully accrued by November 2009. The discount rate used to calculate the SERP liability was 8.0% through July 2004, 6.5% from August 2004 through December 2005 and 5.75%, thereafter. On February 23, 2007, the full vesting age under the plan was increased to age 70.

18. OTHER OPERATING EXPENSE

Major components of other operating expense are as follows:

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Insurance	$3,756	$2,834	$2,296
Forms and supplies	2,030	1,551	1,089
Employee travel and meals	1,352	604	267
Telephone	1,197	827	576
Courier and express mail	952	759	585
Training and education	897	531	423
Provision for off-balance sheet risk	839	513	282
Publications and dues	762	719	536
Postage	737	587	520
Imputed interest on deferred acquisition liability	697	871	888
Other	3,818	3,267	2,545

Total	$17,037	$13,063	$10,007

19. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced portion of loans, unused lines of credit, letters of credit, and commitments to sell loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans, the unadvanced portion of loans, and the unused lines of credit are agreements to lend to a customer, provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower.

Letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Loans sold to investors have recourse to the Company on any loans that are deemed to have been fraudulent or misrepresented. In addition, investors would require the Company to repurchase any loan sold which has a first payment default.

Financial instruments with off-balance sheet risk are summarized as follows:

(In thousands)	December 31, 2006	December 31, 2005
Commitments to originate loans
Variable rate	$180,067	$238,933
Fixed rate	35,525	38,722

Total commitments to originate new loans	$215,592	$277,655

Unadvanced portion of loans and unused lines of credit	$994,920	$820,152
Letters of credit	$38,532	$24,304
Forward commitments to sell loans	$33,854	$21,489

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by using available quoted market information or other appropriate valuation methodologies. The aggregate fair value amounts presented do not represent the underlying value of the Company taken as a whole.

The fair value estimates provided are made at a specific point in time, based on relevant market information and the characteristics of the financial instrument. The estimates do not provide for any premiums or discounts that could result from concentrations of ownership of a financial instrument. Because no active market exists for some of the Company’s financial instruments, certain fair value estimates are based on subjective judgments regarding current economic conditions, risk characteristics of the financial instruments, future expected loss experience, prepayment assumptions, and other factors. The resulting estimates involve uncertainties and therefore cannot be determined with precision. Changes made to any of the underlying assumptions could significantly affect the estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The book values and fair values of the Company’s financial instruments are as follows:

	December 31, 2006		December 31, 2005
(In thousands)	Book Value	Fair Value	Book Value	Fair Value
FINANCIAL ASSETS:
Cash and cash equivalents	$239,396	$239,396	$372,316	$372,316
Securities:
Available-for-sale	523,848	523,848	512,742	512,742
Held-to-maturity	13,959	13,819	44,400	44,208
Loans, net (includes Loans held for sale)	4,273,089	4,266,711	3,599,516	3,628,376
Other assets	130,687	130,687	79,944	79,944
FINANCIAL LIABILITIES:
Deposits	4,077,831	4,075,765	3,748,141	3,745,378
Federal Home Loan Bank borrowings	602,903	598,844	362,005	358,592
Junior subordinated debentures	234,021	237,292	234,021	242,505
Other liabilities	88,569	88,569	113,688	113,688

Cash and Cash Equivalents

The carrying value reported in the balance sheet for cash and cash equivalents approximates fair value due to the short-term nature of their maturities.

Securities

The fair value presented for securities are based on quoted bid prices received from third party pricing services.

Loans

Fair value estimates are based on loans with similar financial characteristics. Fair values of commercial and residential mortgage loans are estimated by discounting contractual cash flows adjusted for prepayment estimates and using discount rates approximately equal to current market rates on loans with similar characteristics and maturities. The incremental credit risk for non-performing loans has been considered in the determination of the fair value of consumer loans. The fair value estimated for home equity and other loans is based on outstanding loan terms and pricing in each Bank’s local market.

Other Assets

Other financial assets consist primarily of accrued interest and fees receivable, Stock in Federal Home Loan Banks and Banker’s Bank, and the cash surrender value of bank-owned life insurance, for which the carrying amount approximates fair value.

Deposits

The fair values reported for deposits, equal their respective book values reported on the balance sheet. The fair values disclosed are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rates used are representative of approximate rates currently offered on certificates of deposit with similar remaining maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Federal Home Loan Bank Borrowings

The fair value reported for FHLB borrowings is estimated based on the discounted value of contractual cash flows. The discount rate used is based on the Company’s estimated current incremental borrowing rate for FHLB borrowings of similar maturities.

Junior Subordinated Debentures

The fair value of the junior subordinated debentures issued by Boston Private Capital Trust I was based on the current market price of the securities at December 31, 2006. The fair value of the junior subordinated debentures issued by Boston Private Capital Trust II was based on the present value of cash flows discounted using the current rate for similar securities. The fair value of the junior subordinated debentures acquired in the FPB and Gibraltar acquisition approximates book because of the floating rate nature of the securities.

Other Liabilities

Other financial liabilities consist of securities sold under agreements to repurchase and accrued interest payable for which the carrying amount approximates fair value.

Financial Instruments with Off-Balance Sheet Risk

The Company’s commitments to originate loans, and for unused lines and outstanding letters of credit are primarily at market interest rates and therefore there is no fair value adjustment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. BOSTON PRIVATE FINANCIAL HOLDINGS, INC. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(In thousands)	December 31, 2006	December 31, 2005
ASSETS:
Cash and cash equivalents	$6,683	$4,723
Investments securities held-to-maturity	—	27,464
Investment in wholly-owned and majority-owned subsidiaries:
Banks	621,097	567,586
Nonbanks	234,978	166,377
Investment in partnerships and trusts	10,126	20,148
Goodwill	12,065	—
Intangible assets, net	3,295	—
Other assets	20,111	15,049

Total assets	$908,355	$801,347

LIABILITIES:
Deferred acquisition obligations	$20,921	$16,839
Junior subordinated debentures	234,021	234,021
Other liabilities	18,216	11,139

Total liabilities	273,158	261,999
STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value per share; authorized: 70,000,000 issued: 36,589,727 shares in 2006, and 34,800,393 shares in 2005	36,590	34,800
Additional paid-in capital	424,787	374,818
Retained earnings	176,111	133,190
Accumulated other comprehensive loss	(2,291)	(3,460)

Total stockholders’ equity	635,197	539,348

Total liabilities and stockholders’ equity	$908,355	$801,347

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
INCOME:
Interest income	$453	$513	$259
Dividends from subsidiaries
Banks	—	—	425
Nonbanks	28,441	23,233	12,345
Other income	2,012	1,164	652

Total income	30,906	24,910	13,681

EXPENSES:
Salaries and employee benefits	13,824	12,422	9,516
Professional fees	3,703	3,554	3,132
Interest expense	13,311	7,484	1,497
Other expenses	4,034	3,274	2,561

Total expenses	34,872	26,734	16,706

Loss before income taxes	(3,966)	(1,824)	(3,025)

Income tax benefit	(14,328)	(9,094)	(6,471)
Income before equity in undistributed earnings of subsidiaries	10,362	7,270	3,446
Equity in undistributed earnings of subsidiaries	44,011	36,276	27,787

Net income	$54,373	$43,546	$31,233

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$54,373	$43,546	$31,233
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of subsidiaries:
Banks	(48,991)	(41,222)	(25,626)
Nonbanks	(23,461)	(18,287)	(14,931)
Dividends from subsidiaries:
Banks	—	—	425
Nonbanks	26,847	20,038	12,345
Depreciation and amortization	3,762	3,333	1,516
Net increase in other operating activities	(3,127)	(1,776)	(3,865)

Net cash provided by operating activities	9,403	5,632	1,097

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions, including deferred acquisition obligations	(34,644)	(122,700)	(104,431)
Capital investment in subsidiaries:
Banks	—	(22,000)	(40,198)
Nonbanks	—	—	(379)
Investment securities held-to-maturity:
Purchases	—	(126,179)	(43,725)
Maturities and principal payments	27,464	117,634	24,806
Investment in trusts	(384)	(3,387)	(3,555)
Net increase (decrease) in other investing activities	772	(588)	(161)

Net cash used in investing activities	(6,792)	(157,220)	(167,643)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of trust preferred debt	—	103,092	104,506
Dividends paid to stockholders	(11,452)	(8,321)	(6,451)
Excess tax savings on stock options exercised	1,183	4,133	811
Proceeds from stock options exercises	5,747	10,497	2,158
Proceeds from issuance of common stock, net	3,871	39,860	18,036

Net cash (used in) provided by financing activities	(651)	149,261	119,060

Net increase (decrease) in cash and cash equivalents	1,960	(2,327)	(47,486)
Cash and cash equivalents at beginning of year	4,723	7,050	54,536

Cash and cash equivalents at end of year	$6,683	$4,723	$7,050

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. SELECTED QUARTERLY DATA (UNAUDITED)

	2006 (1)
(In thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues
Net interest income	$43,385	$43,158	$43,402	$43,568
Non-interest income	47,534	45,389	40,137	38,282

Total revenues	90,919	88,547	83,539	81,850
Provision for loan losses	987	2,325	1,704	1,163
Non-interest expense and minority interest	66,058	64,802	62,775	60,513

Income before taxes	23,874	21,420	19,060	20,174

Income taxes	8,266	7,770	6,772	7,346

Net income	$15,608	$13,650	$12,288	$12,828

Earnings per share
Basic	$0.43	$0.38	$0.35	$0.37

Diluted	$0.40	$0.36	$0.33	$0.35

	2005(1)
(In thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues
Net interest income	$43,916	$30,052	$28,294	$26,477
Non-interest income	35,584	34,718	32,366	31,919

Total revenues	79,500	64,770	60,660	58,396
Provision for loan losses	2,070	1,728	778	862
Non-interest expense and minority interest	56,688	44,622	43,551	43,918

Income before taxes	20,742	18,420	16,331	13,616
Income taxes	7,583	7,004	6,075	4,900

Net income	$13,159	$11,416	$10,256	$8,716

Earnings per share
Basic	$0.38	$0.41	$0.37	$0.32

Diluted	$0.36	$0.38	$0.35	$0.30

(1)	Due to rounding, the sum of the four quarters may not add to the year to date total.

23. REGULATORY MATTERS

Investment Management

The Company’s investment management business is highly regulated, primarily at the federal level by the Securities and Exchange Commission, National Association of Securities Dealers, and by state regulatory agencies. Specifically, seven of the Company’s subsidiaries, including Westfield, Sand Hill, BPVI, DGHM, KLS, RINET, and Anchor are registered investment advisers under the Investment Advisers Act of 1940. The Investment Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary, record keeping, operational, and disclosure obligations. These subsidiaries, as investment advisers, are also subject to regulation under the federal and state securities laws and the fiduciary laws of certain states. In

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

addition, Westfield and DGHM act as sub-advisers to mutual funds, which are registered under the Investment Company Act of 1940 and are subject to that Act’s provisions and regulations. The Company’s subsidiaries are also subject to the provisions and regulations of the Employee Retirement Income Security Act of 1974 (“ERISA”), to the extent any such entities act as a “fiduciary” under ERISA with respect to certain of its clients. ERISA and the related provisions of the federal tax laws impose a number of duties on persons who are fiduciaries under ERISA, and prohibit certain transactions involving the assets of each ERISA plan which is a client, as well as certain transactions by the fiduciaries and certain other related parties to such plans.

Banking

The Company and its subsidiaries are also subject to extensive supervision and regulation by the Board of Governors of the Federal Reserve System, (the “Federal Reserve”), the Federal Deposit Insurance Corporation (“FDIC”), which insures the deposits of Boston Private Bank, Borel, FPB, and Gibraltar to the maximum extent permitted by law, by the Massachusetts Commissioner of Banks, the California Department of Financial Institutions, and by the Office of Thrift Supervision (“OTS”). The federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, and the nature and amount of collateral for certain loans. The laws and regulations governing the Banks generally have been promulgated to foster the safety and soundness of the Banks and protect depositors and not for the purpose of protecting stockholders.

The Company is subject to various regulatory capital requirements administered by federal agencies. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company’s financial statements. For example, under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks, which are wholly owned subsidiaries of the Company, must each meet specific capital guidelines that involve quantitative measures of each of the Banks’ assets and certain off-balance sheet items as calculated under regulatory accounting standards. The Banks’ respective capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Similarly, the Company is also subject to capital requirements administered by the Federal Reserve with respect to certain non-banking activities, including adjustments in connection with off-balance sheet items.

Current FDIC regulations governing capital requirements state that FDIC-insured institutions, to be adequately capitalized, have qualifying total capital to risk-weighted assets of at least 8%, of which at least 4% must be Tier I capital. Tier I capital is defined as common equity and retained earnings, less goodwill and purchased intangibles, and is compared to total risk-weighted assets. Assets and off-balance sheet items are assigned to four risk categories, each with appropriate weights. The resulting capital ratio represents Tier I capital as a percentage of risk weighted assets and off-balance sheet items. The risk-based capital rules are designed to make regulatory capital more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. As of December 31, 2006, management believes that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the Company meets the Federal Reserve requirements to be categorized as well capitalized under the regulatory framework for prompt corrective action. As of December 31, 2006, Boston Private Bank, Borel, FPB, and Gibraltar meet the FDIC requirements under the regulatory framework for prompt corrective action to be categorized as well capitalized. To be categorized as well capitalized the Company and the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2006 that management believes have adversely changed the Company’s or the Banks’ categories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Actual capital amounts and regulatory capital requirements as of December 31, 2006 and 2005 are presented in the tables below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2006
Total risk-based capital:
Company	$491,325	12.24%	$321,011	>8.0%	$401,264	>10.0%
Boston Private Bank	182,681	11.40	128,223	8.0	160,279	10.0
Borel	102,142	10.89	75,055	8.0	93,818	10.0
FPB	53,691	11.90	36,109	8.0	45,136	10.0
Gibraltar	107,544	11.06	77,791	8.0	97,239	10.0
Tier I risk-based:
Company	429,464	10.70	160,506	4.0	240,759	6.0
Boston Private Bank	162,625	10.15	64,111	4.0	96,167	6.0
Borel	91,423	9.74	37,527	4.0	56,291	6.0
FPB	48,498	10.74	18,054	4.0	27,082	6.0
Gibraltar	96,215	9.89	38,896	4.0	58,343	6.0
Tier I leverage capital:
Company	429,464	8.22	209,035	4.0	261,293	5.0
Boston Private Bank	162,625	6.78	95,879	4.0	119,849	5.0
Borel	91,423	9.60	38,098	4.0	47,622	5.0
FPB	48,498	9.94	19,525	4.0	24,406	5.0
Gibraltar	96,215	7.51	51,241	4.0	64,051	5.0

AS OF DECEMBER 31, 2005
Total risk-based capital:
Company	$450,819	13.14%	$274,391	>8.0%	$342,989	>10.0%
Boston Private Bank	158,567	11.15	113,767	8.0	142,209	10.0
Borel	86,278	11.42	60,429	8.0	75,537	10.0
FPB	44,261	11.86	29,844	8.0	37,305	10.0
Gibraltar	92,764	11.41	65,023	8.0	81,279	10.0
Tier I risk-based:
Company	362,598	10.57	137,196	4.0	205,793	6.0
Boston Private Bank	140,791	9.90	56,884	4.0	85,325	6.0
Borel	76,836	10.17	30,215	4.0	45,322	6.0
FPB	39,772	10.66	14,922	4.0	22,383	6.0
Gibraltar	83,563	10.28	32,512	4.0	48,767	6.0
Tier I leverage capital:
Company	362,598	7.64	189,887	4.0	237,358	5.0
Boston Private Bank	140,791	6.54	86,106	4.0	107,633	5.0
Borel	76,836	9.02	34,064	4.0	42,580	5.0
FPB	39,772	9.22	17,255	4.0	21,569	5.0
Gibraltar	83,563	7.59	44,045	4.0	55,057	5.0

Bank regulatory authorities restrict the Banks from lending or advancing funds to, or investing in the securities of, the Company. Further, these authorities restrict the amounts available for the payment of dividends by the Banks to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. LITIGATION AND CONTINGENCIES

Investment Management Litigation

On May 3, 2002, the Retirement Board of Allegheny County filed a complaint in Pennsylvania state court against Westfield and Grant D. Kalson & Associates bringing breach of contract and other claims for an alleged “opportunity loss,” notwithstanding that the Fund administered by the Retirement Board grew substantially under Westfield’s and Kalson’s management. Westfield and Kalson have defended the claim vigorously and will continue to do so. Discovery was completed on August 1, 2005. The Plaintiff has initiated no activity on the case since the close of discovery, and Westfield intends to file a motion for summary judgment in due course.

Trust Litigation

Since 1984, Borel has served as a trustee of a private family trust (“Family Trust”) that was a joint owner of certain real property known as the Guadalupe Oil Field. The field was leased for many years to Union Oil Company of California (d/b/a UNOCAL) for oil and gas production. Significant environmental contamination resulting from UNOCAL’s operations was found on the property in 1994. At that time Borel entered into negotiations to sell the property to UNOCAL, to settle UNOCAL’s liabilities to the Family Trust, and to obtain a comprehensive indemnity on the Trust’s behalf. Certain beneficiaries of the Family Trust brought a series of actions against Borel claiming that Borel had breached its fiduciary duties in managing the oil and gas leases and in negotiating with UNOCAL for settlement and for sale of the property. In the first lawsuit, the beneficiaries sought to remove Borel as trustee. Borel prevailed at trial and obtained final judgment in its favor, but the beneficiaries continued to pursue related litigation against Borel for many years afterwards. In 2002 Borel concluded a settlement with UNOCAL and sold the property to UNOCAL. In 2005 all of the parties, with one exception noted below, entered into a global settlement whereby UNOCAL agreed to pay the plaintiff beneficiaries certain amounts, and the beneficiaries dismissed all of their pending actions with prejudice, including all actions against Borel, which paid nothing in the settlement.

One beneficiary—a contingent remainder beneficiary—split with the other plaintiff beneficiaries in 2003, filed parallel actions in the state court against Borel, and refused to participate in the otherwise global settlement in 2005. The state court subsequently dismissed those parallel actions against Borel on the merits. The non-settling beneficiary, acting pro se, then filed a new action on June 24, 2005, in the United States District Court for the Northern District of California. In this action, the non-settling beneficiary makes claims similar to those made in the earlier actions that were dismissed by the state court. He seeks to invalidate the settlement with UNOCAL, to compel the return of the Guadalupe Oil Field to the Family Trust, and to recover damages against Borel and others for alleged mismanagement. The complaint does not specify an amount of damages, but in the trial of the action to remove Borel as trustee in 1998, the then plaintiff beneficiaries submitted expert testimony to the effect that Borel’s actions had damaged the Family Trust in the amount of $102 million. The trial court found this testimony unpersuasive in that context, and Borel and the other defendants prevailed. In the current federal litigation, in November 2005 the court dismissed the entire action as to Borel based on the prior final judgments in the state court and on lack of federal jurisdiction. The non-settling beneficiary appealed from the judgment. The matter is now fully briefed, but the appellate court has not yet scheduled oral judgment.

Borel will continue to litigate these matters vigorously. While the ultimate outcome of these proceedings cannot be predicted with certainty, at the present time, Borel’s management, based on consultation with legal counsel, believes there is no basis to conclude that liability with respect to this matter is probable or that such liability can be reasonably estimated.

Other

The Company is also involved in routine legal proceedings occurring in the ordinary course of business. In the opinion of management, final disposition of these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. RELATED PARTY TRANSACTIONS

Stephen M. Waters, who is a director of the Company, has two loans for approximately $7.8 million with Boston Private Bank. In addition to this loan, Mr. Waters is also a guarantor on one loan with Boston Private Bank for approximately $236 thousand at December 31, 2006. Mr. Waters also has an unsecured standby letter of credit with a line of $465 thousand and a zero balance as of December 31, 2006 with Gibraltar. The loans with Boston Private Bank were originated prior to Mr. Waters becoming a director of the Company. All of the loans are current as of December 31, 2006. All loans were made in the ordinary course of business under normal credit terms, including interest rates and collateral requirements prevailing at the time of origination for comparable transactions with other persons, and do not represent more than normal credit risk.

Robert J. Whelan, who is Executive Vice President and Chief Financial Officer of the Company, has an outstanding residential mortgage loan for approximately $198 thousand, as of December 31, 2006, with Boston Private Bank. This loan was originated prior to Mr. Whelan being employed by the Company. This loan was current as of December 31, 2006. This loan was made in the ordinary course of business under normal credit terms, including interest rate and collateral requirements prevailing at the time of origination for comparable transactions with other persons, and does not represent more than normal credit risk.

26. COMMON STOCK

In December of 2003 the Company entered into a forward sale agreement pursuant to which an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Merrill Lynch Affiliate”) agreed to borrow and sell 2.3 million shares of the Company’s common stock. In the first quarter of 2004, the Company drew down 700 thousand shares of stock under the forward sale agreement.

On November 1, 2004, the Company entered into an Amended and Restated Forward Sale Agreement (the “Amendment”) with the Merrill Lynch Affiliate. Pursuant to the original agreement, the Merrill Lynch Affiliate borrowed and sold shares of the Company’s common stock in December of 2003 with the proceeds of such sale to be received by the Company on a settlement date or dates to be specified at the Company’s discretion up to and including December 17, 2004 at an initial forward price determined in accordance with a pre-determined schedule subject to increases based on a floating interest factor equal to the federal funds rate, less a spread. Under the Amendment, the settlement date was extended until December 31, 2005.

On September 29, 2005 the Company settled the Amendment. Under the settlement terms of the forward sale agreement, the Company received approximately $36.4 million in proceeds from the issuance of 1.6 million shares of the Company’s common stock, at an initial forward price of $22.74 per share. The proceeds were used to assist in funding the Gibraltar acquisition.

The impact of the forward sale agreement, through settlement date, is reflected in the financial statements through an increase to diluted common shares outstanding.

Independent Auditor’s Report

To the Board of Directors and Stockholders

Charter Financial Corporation and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Charter Financial Corporation and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the three years ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charter Financial Corporation and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the three years ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Everett, Washington

April 13, 2007

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(DOLLARS IN THOUSANDS)

	DECEMBER 31,
	2006	2005
ASSETS
CASH AND DUE FROM BANKS	$15,603	$14,787
FEDERAL FUNDS SOLD	16,635	13,616

Cash and cash equivalents	32,238	28,403
INTEREST BEARING DEPOSITS IN BANKS	23,396	116
INVESTMENTS
Securities available-for-sale	37,676	44,193
Federal Home Loan Bank (FHLB) stock	1,384	1,384
LOANS	220,933	192,469
Less allowance for loan losses	(2,309)	(2,168)

Total loans, net	218,624	190,301

BANK PREMISES AND EQUIPMENT, net	271	460
ACCRUED INTEREST RECEIVABLE	1,617	1,354
CASH SURRENDER VALUE OF LIFE INSURANCE	4,785	4,574
OTHER ASSETS	1,844	1,372

Total assets	$321,835	$272,157

LIABILITIES AND STOCKHOLDERS’ EQUITY
DEPOSITS
Noninterest bearing	$49,490	$45,763
Interest bearing	199,627	174,416

Total deposits	249,117	220,179
ACCRUED INTEREST PAYABLE	539	482
BORROWINGS	25,000	26,000
REPURCHASE AGREEMENTS	20,371	3,373
JUNIOR SUBORDINATED DEBENTURES	4,000	4,000
OTHER LIABILITIES	2,114	1,768

Total liabilities	301,141	255,802

STOCKHOLDERS’ EQUITY
Common stock, no par value; 4,976,640 shares authorized; 1,450,062 and 1,353,814 issued and outstanding in 2006 and 2005, respectively	12,966	11,717
Retained earnings	8,414	5,623
Accumulated other comprehensive loss, net of tax	(686)	(985)

Total stockholders’ equity	20,694	16,355

Total liabilities and stockholders’ equity	$321,835	$272,157

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

	YEAR ENDED DECEMBER 31,
	2006	2005	2004
INTEREST INCOME
Loans, including fees	$17,803	$13,294	$8,995
Investments	1,446	1,670	1,552
Federal funds sold	232	106	63
Interest bearing deposits in banks	29	12	10

Total interest income	19,510	15,082	10,620

INTEREST EXPENSE
Deposits	6,139	4,053	1,901
Other borrowings	1,722	1,068	629

Total interest expense	7,861	5,121	2,530
NET INTEREST INCOME	11,649	9,961	8,090
PROVISION FOR LOAN LOSSES	146	175	52

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,503	9,786	8,038

NONINTEREST INCOME
Service charges on deposit accounts	183	208	262
Gain (Loss) on sale of investments	(90)	(42)	197
Increase in cash surrender value of life insurance	211	144	180
Other income	381	399	391

Total noninterest income	685	709	1,030

NONINTEREST EXPENSE
Salaries and employee benefits	4,781	4,677	3,993
Occupancy and equipment	932	968	953
Data processing	583	546	423
Marketing	210	173	164
Professional and regulatory	227	271	189
Postage and courier	196	173	162
Other expenses	1,030	515	522

Total noninterest expense	7,959	7,323	6,406

INCOME BEFORE PROVISION FOR INCOME TAXES	4,229	3,172	2,662
PROVISION FOR INCOME TAXES	1,227	996	838

NET INCOME	$3,002	$2,176	$1,824

PER SHARE DATA
Basic earnings per common share	$2.15	$1.64	$1.42
Earnings per common share assuming dilution	$2.05	$1.52	$1.28
WEIGHTED AVERAGE SHARES OUTSTANDING	1,394,799	1,324,454	1,288,729
WEIGHTED AVERAGE SHARES OUTSTANDING INCLUDING DILUTIVE STOCK OPTIONS	1,527,741	1,458,518	1,458,492

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(DOLLARS IN THOUSANDS EXCEPT OUTSTANDING SHARES)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income
	Shares	Amount
BALANCE, December 31, 2003	1,278,847	$11,073	$1,974	$62	$13,109
Issuance of common stock	37,444	373	—	—	319
Repurchase of common stock	(2,999)	(54)	—	—
Net income	—	—	1,824	—	1,824	$1,824
Other comprehensive income
Unrealized loss on securities net of tax benefit	—	—	—	(384)	(384)	(384)

Comprehensive income (loss)						$1,440

Cash dividend declared ($0.125 per share)	—	—	(164)	—	(164)

BALANCE, December 31, 2004	1,313,292	11,392	3,634	(322)	14,704
Exercise of stock options	43,371	379	—	—	325
Repurchase of common stock	(2,849)	(54)	—	—
Net income	—	—	2,176	—	2,176	$2,176
Comprehensive income (loss)
Unrealized loss on securities net of tax benefit	—	—	—	(577)	(577)
Minimum pension liability adjustment, net of tax	—	—	—	(86)	(86)	(663)

Comprehensive income						$1,513

Cash dividend declared ($0.14 per share)	—	—	(187)	—	(187)

BALANCE, December 31, 2005	1,353,814	11,717	5,623	(985)	16,355
Exercise of stock options	98,622	1,042	—	—	1,042
Repurchase of common stock	(2,374)	(55)	—	—	(55)
Stock option expense		3	—	—	3
Tax benefit associated with exercise of stock options	—	259	—	—	259
Net income	—	—	3,002	—	3,002	$3,002
Other comprehensive income
Unrealized gain on securities net of tax expense	—	—	—	269	269
Minimum pension liability adjustment, net of tax expense	—	—	—	30	30	299

Comprehensive income						$3,301

Cash dividend declared ($0.15 per share)	—	—	(211)	—	(211)

BALANCE, December 31, 2006	1,450,062	$12,966	$8,414	$(686)	$20,694

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS)

	YEAR ENDED DECEMBER 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,002	$2,176	$1,824
Adjustments to reconcile net income to net cash flows from operating activities
Provision for loan losses	146	175	52
Depreciation and amortization	411	413	382
Net accretion of investment security premiums	23	36	15
Net amortization of deferred loan fees	(848)	(726)	(493)
(Gain) Loss on sale of investments available-for-sale	90	42	(197)
Increase in cash surrender value of life insurance	(211)	(144)	(180)
FHLB stock dividend	—	(5)	(31)
Stock compensation expense	3	—	—
Tax benefit associated with exercise of options	(259)	—	—
Changes in operating assets and liabilities
Accrued interest receivable	(263)	(425)	(142)
Other assets	(158)	378	368
Deferred taxes	(120)	(389)	(148)
Accrued interest payable	57	240	53
Other liabilities	347	451	(64)

Net cash from operating activities	2,220	2,222	1,439

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in interest bearing deposits in banks	(23,280)	1,755	(1,781)
Purchases of investments available-for-sale	—	(1,012)	(37,609)
Proceeds from sales and maturities of investments available-for-sale	6,814	9,017	21,558
Deposit in bank-owned life insurance	—	(450)	—
Purchase of FHLB stock	—	(120)	(274)
Net change in loans made to customers	(27,622)	(33,258)	(20,481)
Additions to premises and equipment, net	(268)	(260)	(407)

Net cash from investing activities	(44,356)	(24,328)	(38,994)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of stock options, net	987	325	319
Net increase in noninterest bearing deposits	3,727	7,293	3,853
Net increase in interest bearing deposits	25,211	27,440	22,654
Proceeds on FHLB borrowings	86,000	53,000	51,500
Repayments on FHLB borrowings	(87,000)	(53,000)	(42,500)
Dividends paid	(211)	(187)	(164)
Net change in repurchase agreements	16,998	3,373	—
Tax benefit associated with exercise of options	259	—	—

Net cash from financing activities	45,971	38,244	35,662

NET CHANGE IN CASH AND CASH EQUIVALENTS	3,835	16,138	(1,893)
CASH AND CASH EQUIVALENTS, beginning of year	28,403	12,265	14,158

CASH AND CASH EQUIVALENTS, end of year	$32,238	$28,403	$12,265

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$7,804	$5,361	$2,584

Cash paid during the period for income taxes	$1,045	$940	$870

Unrealized loss on securities available-for-sale	$(410)	$(874)	$(489)

The accompanying notes are an integral part of these consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Operations—The consolidated financial statements include the transactions of Charter Financial Corporation and Subsidiaries (the Corporation) and its wholly-owned subsidiaries, Charter Bank (the Bank) and Banc Support, Inc. (Banc Support). All significant intercompany transactions and balances have been eliminated in consolidation. The Bank provides a full range of banking services to individual and corporate customers through its branches located in Bellevue, Redmond, Kent, and Seattle, Washington. The Bank is subject to significant competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Washington agencies, and undergoes periodic examinations by those regulatory authorities. Banc Support began operations in 2002 and provides loan documentation to other banks from its operations in Kent, Washington. During 2006, 2005 and 2004 activity in Banc Support was insignificant.

Variable Interest Entities—Charter Financial Trust I (the Trust) was formed in December 2003 for the exclusive purpose of issuing trust preferred securities and using the $4,000 in proceeds from the issuance to fund future asset growth in the Bank (Note 9). The Trust is considered a variable interest entity as defined in FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive the expected returns of the entity.

The Bank has a significant variable interest in the Trust, however it is not consolidated because the Bank is not the primary beneficiary.

Financial Statement Presentation and Use of Estimates—The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as of the date of the balance sheet, and revenues and expenses for the period. Actual results could differ from estimated amounts. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, deferred taxes, valuation of stock options, pension accrual, and valuation of real estate acquired in connection with foreclosures.

Cash and Cash Equivalents—For purposes of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts that have maturities of three months or less. The Bank places its cash with high credit quality institutions. The amounts on deposit fluctuate, and at times exceed the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Bank to credit risk. Generally, federal funds are purchased and sold for one-day periods. Investments in federal funds sold and interest bearing deposits in banks are made with major banks as approved by the Board of Directors.

Interest Bearing Deposits in Banks—Interest bearing deposits in banks mature within one year and are carried at cost. At times the Bank has balances that exceed FDIC insurance limits.

Investment Securities—The Bank classifies its securities into one of three categories: (1) held-to-maturity, (2) available-for-sale, or (3) trading. Investment securities are categorized as held-to-maturity when the Bank has the positive intent and ability to hold those securities to maturity. Securities which are held-to-maturity are stated at cost and adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment securities categorized as available-for-sale are generally held for investment purposes (to maturity), although unanticipated future events may result in the sale of some securities. Available-for-sale securities are recorded at estimated fair value, with the net unrealized gain or loss included in comprehensive income, net of the related tax effect.

Realized gains or losses on dispositions recorded on the trade date are based on the net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary are recognized by write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The Bank had no trading or held-to-maturity securities at December 31, 2006, 2005 and 2004.

Federal Home Loan Bank Stock—The Bank’s investment in Federal Home Loan Bank (FHLB) stock is carried at par value ($100 per share), which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specified percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are at the discretion of the FHLB.

Loans Held for Sale—Loans originated and intended for sale in secondary markets are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses on the sale of such loans are based on the specific identification method. There were no loans held for sale at December 31, 2006, 2005 and 2004.

Loans and Allowance for Loan Losses—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Interest income is accrued on the unpaid principal balance. The Bank’s policy is to defer loan origination and commitment fees as well as certain loan origination costs, and to amortize the net amount as an adjustment of the yield of the related loan over its contractual life using the interest method.

The Bank considers loans impaired when it is probable the Bank will be unable to collect all amounts as scheduled under the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. Changes in these values will be reflected in income and as adjustments to the allowance for probable loan losses.

The accrual of interest on impaired loans is discontinued when, in management’s opinion, (generally at the time the loan is 90 days past due unless the credit is well secured and in the process of collection) the borrower may be unable to meet payments as they become due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received, or payment is considered certain. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is maintained at a level management believes is adequate to provide for probable loan losses. The allowance is based on a continuing review of loans and loan commitments that includes consideration of actual loss experience, changes in the size and character of the portfolio, identification of individual problem situations which may affect the borrower’s ability to repay, and evaluations of the prevailing and anticipated economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). While management uses available information to recognize losses on loans, changes in economic conditions may necessitate revision of the estimate in future years. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additional losses based on their judgment using information available to them at the time of their examination.

Restricted Assets—Federal Reserve Board Regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The amounts of such balances on deposit were approximately $25 and $1,738 at December 31, 2006 and 2005, respectively.

Bank Premises and Equipment—Bank premises and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 10 years. Total depreciation expense was $246, $285, and $300 in 2006, 2005, and 2004, respectively. Total amortization expense on software was $165, $128, and $82 in 2006, 2005, and 2004, respectively.

Other Real Estate Owned—Other real estate owned consists principally of properties acquired through foreclosure and is stated at the lower of cost or estimated market value. Losses arising from the acquisition of property, in full or partial satisfaction of loans, are charged to the allowance for loan losses.

Subsequent to the transfer to foreclosed assets held-for-sale, these assets continue to be recorded at the lower of cost or fair value (less estimated costs to sell), based on periodic evaluations. Generally, legal and professional fees associated with foreclosures are expensed as incurred. Costs incurred to improve property prior to sale are capitalized; however, in no event are recorded costs allowed to exceed fair value. Subsequent gains, losses, or expenses recognized on the sale of these properties are included in noninterest income or expense.

Bank Owned Life Insurance—The carrying amount of bank owned life insurance approximates its fair value. Fair value of Bank owned life insurance is estimated using the cash surrender value, net of surrender charges.

Income Taxes—Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled under the liability method. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

through the provision for income taxes. Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between the Corporation’s financial statements and its tax returns. The principal items giving rise to these differences include depreciation, investment income, and loan loss reserves.

Financial Instruments—In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Advertising Costs—The Corporation expenses advertising costs as they are incurred. Total advertising expense was not significant.

Transfer of Financial Assets—Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Stock Option Plans—At December 31, 2006, the Bank has one share-based compensation plan, which is more fully described in Note 11. Prior to January 1, 2006, the Bank accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement 123, Accounting for Stock-Based Compensation, as amended. No share-based compensation cost was recognized in the Income Statement for the year ended December 31, 2005, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Corporation adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the prospective transition method. All grants prior to January 1, 2006 were granted under the minimum value method of FASB Statement No. 123 and will not result in future compensation expense.

Under the prospective transition method, compensation cost recognized includes all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). As a result of adopting Statement 123(R) on January 1, 2006, the Corporation’s income before income taxes and net income for the year ended December 31, 2006 is $3 and $2 lower, respectively, than if it had continued to account for share-based compensation under the minimum value method.

Prior to the adoption of Statement 123(R), the Corporation presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. Statement 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $259 tax benefit classified as financing cash inflow would have been classified as an operating cash inflow if the Bank had not adopted Statement 123(R).

Earnings Per Share (EPS) Data—Basic and diluted EPS are presented in the income statement. Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS is calculated under the treasury stock method and reflects the potential dilutive effect of stock options and is computed by dividing net income by the weighted average number of shares outstanding during the year, plus the dilutive common shares that would have been outstanding had the stock options been exercised. A reconciliation of the numerator and denominator used for the basic EPS to the numerator and denominator used for the diluted EPS is provided in Note 19—Earnings Per Share.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reclassifications—Certain reclassifications have been made in the December 31, 2005 and December 31, 2004 financial statements in order to conform with the December 31, 2006 presentation with no effect on previously reported net income or equity.

NOTE 2—INVESTMENT SECURITIES

Amortized cost and approximate fair values of investment securities at December 31 are summarized as follows:

		Gross Unrealized
	Amortized Cost	Gains	Losses Less Than 1 Year	Losses Greater Than 1 Year	Estimated Fair Value
2006
Available-for-sale securities
U.S. Treasury and obligations of U.S. government agencies	$22,004	$—	$—	$(514)	$21,490
Mortgage Backed Securities	16,626	2	—	(442)	16,186

	$38,630	$2	$—	$(956)	$37,676

		Gross Unrealized
	Amortized Cost	Gains	Losses Less Than 1 Year	Losses Greater Than 1 Year	Estimated Fair Value
2005
Available-for-sale securities
U.S. Treasury and obligations of U.S. government agencies	$25,994	$—	$—	$(855)	$25,139
Mortgage Backed Securities	19,563	3	—	(512)	19,054

	$45,557	$3	$—	$(1,367)	$44,193

Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. Management periodically evaluates each investment security in an unrealized loss position to determine if the impairment is temporary or other-than-temporary. Consideration is given to the length of time and the extent to which fair value has been less than cost, the financial condition and near-term prospects of the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Management has determined that no investment security is other than temporarily impaired. The unrealized losses are due solely to interest rate changes, and the Corporation has the ability and intent to hold all investment securities with identified impairments resulting from interest rate changes to the earlier of the forecasted recovery or the maturity of the underlying investment security. There are approximately 49 investment securities with unrealized losses. The Corporation anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market interest rate environment.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortized cost and estimated fair value of investment securities at December 31, 2006 by contractual or expected maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2006
	Available-For-Sale
	Amortized Cost	Estimated Fair Value
U.S. government agencies
Within one year	$9,506	$9,406
One to five years	12,498	12,084

Mortgage Backed Securities
One to five years	11,503	11,247
Five to ten years	480	479
After 10 years	4,643	4,460

	$38,630	$37,676

Proceeds from sales of securities were $3,923 in 2006, $4,748 in 2005, and $16,483 in 2004. Gross realized gains on sales of securities were $0 in 2006, $3 in 2005, and $217 in 2004. Gross realized losses were $90 in 2006, $45 in 2005, and $20 in 2004.

Investment securities with an amortized cost of $2,354 and an estimated fair value of $2,269 were pledged to secure U.S. government and public deposits as of December 31, 2006. Investment securities with an amortized cost of $2,064 and an estimated fair value of $1,996 were pledged to secure U.S. government and public deposits as of December 31, 2005.

Investment securities with an amortized cost of $22,932 and an estimated fair value of $22,389 were pledged to secure repurchase agreements as of December 31, 2006. Investment securities with an amortized cost of $4,506 and an estimated fair value of $4,316 were pledged to secure repurchase agreements as of December 31, 2005. A description of this agreement is at Note 6.

NOTE 3—LOANS

The major classifications of loans at December 31 are summarized as follows:

	2006	2005
Commercial	$86,464	$62,268
Real estate
Construction	36,363	31,484
Commercial	72,080	73,284
Residential	20,742	18,391
Consumer	8,366	7,726

Loans	224,015	193,153
Less: discount on purchased loans	(2,272)	—
Less: deferred loan fees	(810)	(684)

Total loans	$220,933	$192,469

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan maturities at December 31, 2006 are as follows:

	Total	Fixed	Variable
One year or less	$94,531	$4,668	$89,863
After one year through five years	64,597	33,785	30,812
After five years	64,887	18,045	46,842

	$224,015	$56,498	$167,517

The allowance for loan losses at December 31 and changes during the period from inception are as follows:

	2006	2005	2004
Beginning balance	$2,168	$2,005	$1,954
Provision charged to operating expenses for loan losses	146	175	52
Loans charged off	(6)	(12)	(2)
Recoveries	1	—	1

Balance at end of period	$2,309	$2,168	$2,005

A summary of past due loans at December 31 follows:

	2006	2005	2004
30 to 89 days past due and still accruing	$1,249	$—	$—
90 days or more past due and still accruing	$—	$—	$—

The Bank had no loans specifically classified as impaired at December 31, 2006, 2005, or 2004.

Subsequent to year end, the Bank began foreclosure proceedings on a loan for approximately $1,000. This loan was placed on non accrual and the amount of interest that was reversed against income in 2007 was $34. The amount of interest recorded in income on a cash basis related to this loan was $0. The Bank does not anticipate a loss at this time. There are no commitments to lend additional funds to borrowers with impaired loans.

NOTE 4—BANK PREMISES AND EQUIPMENT

Bank premises and equipment at December 31 are classified as follows:

	2006	2005
Leasehold improvements	$423	$423
Furniture and fixtures	1,043	1,021
Equipment	502	468

	1,968	1,912
Less accumulated depreciation and amortization	(1,697)	(1,452)

	$271	$460

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5—DEPOSITS

Deposits at December 31 consisted of the following:

Demand Accounts
Noninterest bearing	$49,490	$45,763
Interest bearing	24,431	23,567
Money market accounts	70,621	44,223
Savings accounts	2,275	1,186
Certificates of deposit under $100	50,446	48,445
Certificates of deposit over $100	51,854	56,995

	$249,117	$220,179

At December 31, 2006, the scheduled maturities of time deposits are as follows:

Scheduled maturity of time deposits
2007	$101,233
2008	567
2009	200
2010	100
2011 and after	200

$102,300

NOTE 6—REPURCHASE AGREEMENTS

Securities sold under agreements to repurchase (repurchase agreements) are classified as secured borrowings (short-term in nature), and are typically used to collateralize client cash management accounts. The Corporation may also use repurchase agreements as a short-term financing vehicle. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation may be required to provide additional collateral based on the fair value of the underlying securities.

A description of the securities pledged with respect to the agreements is in Note 2.

NOTE 7—CREDIT ARRANGEMENTS

The Bank is a member of the Federal Home Loan Bank of Seattle and as such, has a committed credit line of up to 30% of total eligible assets. Borrowings generally provide for interest at the then current published rates and are subject to certain reserve rates.

FHLB advances at December 31, 2006 are summarized as follows:

Maturity Date At December 31,	Amount	Weighted Average Interest Rate
2007	$14,000	5.16%
2008	6,000	4.16%
2009	—	0.00%
2010	—	0.00%
2011	5,000	4.92%

	$25,000	4.87%

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2006 and 2005, committed lines of credit agreements totaling approximately $15,500 were available to the Corporation from unaffiliated banks. Such lines generally provide for interest at the lending bank’s prime rate. There were no borrowings outstanding and no compensating balance requirements under these credit arrangements at December 31, 2006 and 2005, respectively.

NOTE 8—INCOME TAXES

The components of the provision for federal income taxes for the years ended December 31 are as follows:

	2006	2005	2004
Current	$1,347	$1,385	$986
Deferred	(120)	(389)	(148)

	$1,227	$996	$838

A reconciliation of the effective income tax rate with the federal statutory rate is as follows:

	2006		2005		2004
	Amount	Rate	Amount	Rate	Amount	Rate
Federal income tax at statutory rates	$1,438	34.0%	$1,078	34.0%	$905	34.0%
Effect of tax-exempt interest income	(161)	-3.8%	(133)	-4.2%	(87)	-3.2%
Other	(50)	-1.2%	51	1.6%	20	0.7%

	$1,227	29.0%	$996	31.4%	$838	31.5%

The nature and components of the Bank’s net deferred tax assets established at an estimated tax rate of 34% at December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax asset
Allowance for loan losses	$602	$552
SERP	208	177
Property and equipment depreciation	39	—
Unrealized loss on securities	353	463

	1,202	1,192

Deferred tax liability
FHLB stock	54	55
Deferred loan costs	43	41
Property and equipment depreciation	—	4
Other, net	39	36

	136	136

Net deferred tax asset	$1,066	$1,056

The Bank believes, based upon the available information, that the net deferred assets will be realized in the normal course of operations.

NOTE 9—JUNIOR SUBORDINATED (TRUST PREFERRED SECURITIES)

Charter Financial Trust I (the Trust) is a statutory business trust created for the exclusive purpose of issuing and selling capital securities and utilizing sale proceeds to fund future asset growth of the Corporation. On

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 12, 2003, the Trust issued $4,000 of trust preferred securities with a 30-year maturity, callable after the 5th year by the Corporation. The rate adjusts quarterly based on the 3-month LIBOR plus 2.85% (8.22% at December 31, 2006). The Corporation owns all of the common securities of the Trust.

Accordingly, on December 12, 2003 the Corporation issued a $4,000 junior subordinated debenture to the Trust. The debenture has a 30-year maturity with a rate that adjusts quarterly based on the 3-month LIBOR plus 2.85% (8.2% at December 31, 2006). The junior subordinated debenture is the sole asset of the Trust, and payments under the junior subordinated debenture will be the sole revenue of the Trust.

NOTE 10—STOCKHOLDERS’ EQUITY AND REGULATORY MATTERS

In addition to the 4,976,640 shares of common stock authorized, the Corporation is authorized to issue up to 250,000 shares of no par value preferred stock. The Board of Directors has the authority to determine the rights and privileges to be granted to holders of preferred stock. No preferred stock has been issued.

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets. Management believes, as of December 31, 2006 and 2005, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

At December 31, 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. Management believes the institution is well capitalized under the prompt corrective action provisions.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Actual capital amounts and ratios for the Corporation and the Bank are presented in the table below:

	Actual		Minimum Capital Requirement for Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
As of December 31, 2006
Total Capital (to risk weighted assets) Consolidated	$27,732	11.00%	$20,174	≥	8.00%	N/A
Bank	$26,797	10.64%	$20,145	≥	8.00%	$25,182	≥	10.00%
Tier I Capital (to risk weighted assets)
Consolidated	$25,323	10.04%	$10,087	≥	4.00%	N/A
Bank	$24,388	9.68%	$10,073	≥	4.00%	$15,109		≥6.00%
Tier I Capital (to average assets)
Consolidated	$25,323	9.00%	$11,256	≥	4.00%	N/A
Bank	$24,388	8.67%	$11,250	≥	4.00%	$14,063		≥5.00%

	Actual		Minimum Capital Requirement for Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
As of December 31, 2005
Total Capital (to risk weighted assets)
Consolidated	$23,522	11.06%	$17,019	≥	8.00%	N/A
Bank	$22,344	10.52%	$16,985	≥	8.00%	$21,231	≥	10.00%
Tier I Capital (to risk weighted assets)
Consolidated	$21,254	9.99%	$8,510	≥	4.00%	N/A
Bank	$20,076	9.46%	$8,492	≥	4.00%	$12,738		≥6.00%
Tier I Capital (to average assets)
Consolidated	$21,254	8.27%	$10,285	≥	4.00%	N/A
Bank	$20,076	7.82%	$10,271	≥	4.00%	$12,838		≥5.00%

Under Washington State law, approval from the State banking regulators is required prior to declaring cash dividends.

NOTE 11—STOCK OPTION AND INCENTIVE PLANS

Stock Option Plan—The Bank has one Stock Option Plan (the Plan), as amended, which is shareholder approved, and permits the grant of incentive stock options for employees and nonqualified stock options for directors, for a maximum of 317,937 to employees and 49,711 to non-employee directors shares of authorized common stock. There are a combined 30,195 shares remaining from both plans at December 31, 2006. The Bank believes that such awards better align the interests of its employees and directors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Bank’s stock at the date of grant; those option awards generally vest and become exercisable in incremental percentages over 5 years

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of continuous service from the grant date and expire after 10 years. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan). The compensation cost that has been charged against income for that plan was $3. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1. There was no compensation cost capitalized.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Bank’s stock and other factors. The Bank uses historical data to estimate option exercises and employee terminations, as separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of that analysis and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

2006
Risk-free interest rate	4.53%
Dividend yield rate	0.55%
Expected volatility	18.00%
Expected term (in years)	7.13

A summary of stock option transactions was:

	Granted Options for Common Stock	Weighted Average Exercise Price of Shares Under Plan	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	224,028	$13.47	5.13
Granted	2,000	24.00
Exercised	(98,622)	10.59
Forfeited	(3,241)	15.75

Outstanding at December 31, 2006	124,165	15.87	5.64	$1,382

Options exercisable at December 31, 2006	95,977	$14.64	4.92	$1,186

The weighted-average grant-date fair value of options granted during the year 2006 was $7.33. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $1,393, $576, and $323 respectively.

As of December 31, 2006, there was $11 of total unrecognized compensation cost related to non vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4 years.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2006, 2005, and 2004 was $987, $325, and $319, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $259, $0, and $0, respectively, for the years ended December 31, 2006, 2005, and 2004.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—OPERATING LEASE COMMITMENTS

The Bank leases its office premises for its operations. The leases expire at various times through January 31, 2010. The Bank generally has, as its option, the right to renew the leases for an additional 5-year term at rates to be mutually determined.

YEAR ENDING DECEMBER 31,	Amount
2007	$585
2008	602
2009	634
2010	657
2011	657

$3,135

Annual rental expense under operating leases was $575, $607, and $588 in 2006, 2005, and 2004, respectively.

NOTE 13—RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal stockholders are customers of, and have had banking transactions with the Bank, and the Bank expects to have such transactions in the future. All loans and commitments included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present any other unfavorable features. The amount of loans outstanding to directors, executive officers, principal stockholders and companies with which they are associated was approximately $857 and $1,422 at December 31, 2006 and 2005, respectively. During 2006 and 2005, loan advances totaled $0 and $682 and loan repayments totaled $565 and $496, respectively.

As of December 31, 2006 and 2005, the Bank held deposits of approximately $3,880 and $10,132, respectively, for related parties.

NOTE 14—EMPLOYEE BENEFITS

The Bank sponsors a 401(k) defined contribution plan for those employees who meet the eligibility requirements set forth in the plan. Contributions to the plan, adopted January 1998, are at the discretion of the Bank’s Board of Directors. Eligible employees can contribute up to 25% of compensation, based on total compensation. The Bank made contributions to the plan of $88 in 2006, $84 in 2005, and $63 in 2004. The Bank also sponsors a noncontributory profit sharing plan. This plan covers substantially all employees and is at the discretion of the Bank’s Board of Directors. The Bank made contributions of $51, $39, and $41 in 2006, 2005, and 2004, respectively.

During 2002, the Bank established a long-term care insurance plan (Plan) for certain key employees and directors. Participants vest in the benefit over a period of five years. In addition, the Bank established a Supplemental Executive Retirement Plan (SERP) for certain key employees, which provides additional compensation benefits, providing specific requirements are met, upon retirement or age 65 until death. Future compensation under the SERP is earned by the participants for services rendered and vests over a period of five years. The Bank accrues for the liability based on actuarially determined amounts. In conjunction with the implementation of the above Plans, the Bank purchased single premium universal life insurance policies on the

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

life of key employees. The Bank is the owner and beneficiary of these insurance policies. In July 2005, additional employees were added to the Plan and SERP and the benefits were modified. As a result, the benefit obligations are considered a plan, rather than individual contracts.

The date used to determine pension measurements was December 31, 2006 and 2005. Assumed discount rate for 2006 and 2005 of 6.50% is based on market averages for 2006 and 2005.

The accumulated benefit obligation was $812 and $664 at December 31, 2006 and 2005, respectively. Changes in the benefit obligation were as follows:

	2006	2005
Projected benefit obligation beginning of year	$664	$310
Actuarial gain	—	88
Interest cost	43	35
Service cost	105	98
Plan amendments	—	133

Projected benefit obligation, end of year	$812	$664

Net periodic expense for the benefit pension plan was as follows:

	2006	2005
Interest cost	$43	$35
Service cost	105	98
Amortization of gain or loss	1	2
Amortization of recognized prior service cost	9	9

Net periodic expense	$158	$144

The benefits expected to be paid in each of the next five fiscal years is $0, and in the aggregate for the next five fiscal years thereafter is $300:

The amounts recognized in the statements of financial condition are as follows:

Prepaid (accrued) benefit cost	$(812)	$(664)
Intangible asset	115	124
Accumulated other comprehensive income	56	86

Net amount recognized	$(641)	$(454)

NOTE 15—SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank’s business activity is with customers located within King County. The Bank originates commercial, real estate and consumer loans. Generally, loans are secured by accounts receivable, inventory, deposit accounts, personal property or real estate. Rights to collateral vary and are legally documented to the extent practicable. Although the Bank has a diversified loan portfolio, local economic conditions may affect borrowers’ ability to meet the stated repayment terms. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit in excess of $3,500 to any single borrower or group of related borrowers without prior approval from the Board of Directors.

NOTE 16—COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Bank’s involvement in particular classes of financial instruments.

The Corporation and Bank are parties to change in control severance agreements and change in control payments with certain key executives in the event of a merger. The severance agreements are generally based on a multiple of salary and the change in control payments range from $1.1 million to $1.3 million.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to Extend Credit and Financial Guarantees—Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank’s experience has been that approximately eighty percent of loan commitments are drawn upon by customers. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All guarantees are short-term. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral supporting those commitments, for which collateral is deemed necessary, generally amounts to one hundred percent of the commitment amount at December 31, 2006 and 2005.

The Bank has not been required to perform on any financial guarantees and has not incurred any losses on its commitments.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the notional amounts of the Bank’s financial instruments with off-balance sheet risk at December 31 follows:

	Notional Amount
	2006	2005
Commitments to extend credit	$65,369	$78,694
Commitments to extend letters of credit	8,734	3,724
Credit card arrangements	5,720	6,490

	$79,823	$88,908

NOTE 17—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of commitments to customers is not considered material since they are for relatively short periods of time and subject to customary credit terms. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due From Banks, Interest Bearing Deposits in Banks, Other Borrowed Funds and Federal Funds Sold—For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities—For securities, fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank Stock—The carrying amount is a reasonable estimate of fair value.

Loans—The fair value of loans generally is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For certain homogeneous categories of loans, such as Small Business Administration guaranteed loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Deposits—The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

FHLB and Borrowings—The fair value of FHLB advances and other borrowings is estimated based on discounting the estimated future cash flows using rates currently available to the Bank for debt with similar remaining maturity.

Commitments—The fair value of commitments to extend credit and letters of credit is not material since they are for a short period of time and subject to customary credit terms.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Limitations—The fair value estimates presented herein are based on pertinent information available to management as of the applicable date.

The estimated fair values of the Bank’s financial instruments at December 31 are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks, interest-bearing deposits in banks, and federal funds sold	$55,634	$55,634	$28,519	$28,519
Securities available-for-sale	37,676	37,676	44,193	44,193
Federal Home Loan Bank stock	1,384	1,384	1,384	1,384
Net loans	218,624	218,576	190,301	187,107
Bank owned life insurance	4,785	4,785	4,574	4,574
Financial Liabilities
Demand deposits, savings and money market accounts	146,817	146,817	114,739	114,739
Certificates of deposit	102,300	102,053	105,440	105,291
Borrowings and repurchase agreements	45,371	44,889	29,373	28,121
Junior subordinated debentures	4,000	4,000	4,000	4,000

NOTE 18—OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive Income—Comprehensive income includes net income and other comprehensive income that refers to unrealized gains and losses that under accounting principles generally accepted in the United States of America are excluded from net income.

Other comprehensive income (loss) components and related taxes were as follows:

	2006	2005	2004
Unrealized holding gains (losses) on securities available for sale	$(500)	$(916)	$(385)
Reclassification adjustments for gains (losses) later recognized in income	90	42	(197)

Net unrealized losses	(410)	(874)	(582)
Tax benefit	141	297	198

Net unrealized loss on securities net of tax benefit	(269)	(577)	(384)
Minimum pension liability adjustment	(30)	(86)	—

Other comprehensive loss, net	$(299)	$(663)	$(384)

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 19—EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Year ended December 31, 2006:
Basic EPS:
Income available to common shareholders	$3,002	1,394,799	$2.15

Effect of dilutive stock options		132,942

Diluted EPS:
Income available to common shareholders plus assumed stock options exercised	$3,002	1,527,741	$2.05

Year ended December 31, 2005:
Basic EPS:
Income available to common shareholders	$2,176	1,324,454	$1.64

Effect of dilutive stock options		134,064

Diluted EPS:
Income available to common shareholders plus assumed stock options exercised	$2,176	1,458,518	$1.52

Year ended December 31, 2004:
Basic EPS:
Income available to common shareholders	$1,824	1,288,729	$1.42

Effect of dilutive stock options		169,763

Diluted EPS:
Income available to common shareholders plus assumed stock options exercised	$1,824	1,458,492	$1.28

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—PARENT CORPORATION ONLY FINANCIAL STATEMENTS

Summary of condensed parent Corporation only financial information for Charter Financial Corporation for December 31, 2006 and 2005:

Statement of Financial Condition

	December 31,
	2006	2005
ASSETS
Cash	$348	$934
Investments in subsidiaries	24,004	19,431
Other assets	661	283

Total assets	$25,013	$20,648

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Junior subordinated debentures	$4,000	$4,000
Other liabilities	319	293

	4,319	4,293
Stockholders’ equity	20,694	16,355

Total liabilities and stockholders’ equity	$25,013	$20,648

Statement of Income

	Years Ended December 31,
	2006	2005	2004
INCOME
Equity in undistributed net income from subsidiaries	$3,273	$2,398	$1,953
Other	14	28	26

Total income	3,287	2,426	1,979

EXPENSE
Interest expense	334	266	179
Other	79	101	45

Total expense	413	367	224

Income before provision for federal income taxes	2,874	2,059	1,755
PROVISION FOR FEDERAL INCOME TAX BENEFIT	128	117	69

NET INCOME	$3,002	$2,176	$1,824

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Statement of Cash Flows

	Years Ended December 31,
	2006	2005	2004
OPERATING ACTIVITIES
Net income	$3,002	$2,176	$1,824
Adjustments to reconcile net cash from operating activities
Equity in undistributed earnings of subsidiaries	(3,273)	(2,398)	(1,953)
Tax benefit associated with exercise of options	259	—	—
Other assets, net	(117)	(109)	(63)
Other liabilities	26	39	120

Net cash provided (used) by operating activities	(103)	(292)	(72)

INVESTING ACTIVITIES
Dividends from subsidiaries	—	—	—
Investments in subsidiaries	(1,000)	(2,000)	—

Net cash provided (used) by operating activities	(1,000)	(2,000)	—

FINANCING ACTIVITIES
Dividends paid	(211)	(187)	(164)
Proceeds from exercise of stock options, net	987	325	319
Tax benefit associated with exercise of options	(259)	—	—

Net cash used by financing activities	517	138	155

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(586)	(2,154)	83
Beginning of year	934	3,088	3,005

End of year	$348	$934	$3,088

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 21—NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation is currently evaluating the impact of adopting FIN 48 on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Corporation does not expect the adoption of SFAS 157 to have a material impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This statement requires entities to recognize an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status in its balance sheet, with changes in funded status being recognized in comprehensive income in the year in which the changes occur. This requirement is effective for fiscal years ending after December 15, 2006. This statement also requires an entity to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employers’ fiscal year. This requirement is effective for fiscal years ending after December 15, 2008. The Corporation does not believe the adoption of SFAS No. 158 will have a material impact on the consolidated financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). The intent of SAB 108 is to reduce diversity in practice for the method companies use to quantify financial statement misstatements, including the effect of prior year uncorrected errors. SAB 108 establishes an approach that requires quantification of financial statement errors using both an income statement and a cumulative balance sheet approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of this statement did not have a material effect on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Corporation is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its consolidated financial position, results of operations or cash flows.

NOTE 22—SUBSEQUENT EVENT

Charter Financial Corporation entered into an Agreement and Plan of Merger by and between Charter Financial Corporation and Boston Private Financial Holdings, Inc. (Boston Private) dated March 3, 2007. The transaction is structured as a merger wherein Charter Financial Corporation will merge into Boston Private with Boston Private being the surviving entity. Following the merger, Charter Bank and Banc Support, Inc. would be wholly-owned subsidiaries of Boston Private.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Charter Financial Corporation shareholders will receive a combination of Boston Private stock and cash in exchange for their Charter Financial Corporation shares. The total consideration is approximately $70.8 million and will be allocated to ensure 40% of the outstanding shares of Charter Financial common stock immediately prior to the merger will be converted into the right to receive cash consideration and 60% of the outstanding shares of Charter Financial common stock will be converted into the right to receive the stock consideration.

Completion of the above Agreement and Plan of Merger by and between Charter Financial Corporation and Boston Private dated March 3, 2007, is subject to the prior approval of Charter Financial Corporation shareholders, the Federal Reserve Bank, the Washington Department of Financial Institutions, and other applicable regulatory agencies.

Annex A

AGREEMENT AND PLAN OF MERGER

By and Between

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

and

CHARTER FINANCIAL CORPORATION

Dated as of

March 3, 2007

i

ii

SCHEDULES

Buyer Disclosure Schedule
Section 3.1(b)
Section 3.1(d)
Section 3.2(a)
Section 3.3(b)
Section 3.4
Section 3.5(b)
Section 3.13(a)
Section 3.14
Section 3.19

Seller Disclosure Schedule
Section 4.1(d)
Section 4.2(a)
Section 4.2(b)
Section 4.2(c)
Section 4.3(a)
Section 4.3(b)
Section 4.7

Section 4.14(c)
Section 4.14(e)
Section 4.15(a)
Section 4.15(f)
Section 4.15(g)(iii)
Section 4.15(i)
Section 4.16
Section 4.18
Section 4.22
Section 4.26
Section 4.27(b)

Schedule 5.2(g)
Schedule 6.6(e)
Schedule 6.6(f)
Schedule 6.7(b)

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of March 3, 2007, by and between BOSTON PRIVATE FINANCIAL HOLDINGS, INC., a Massachusetts corporation (the “Buyer”), and CHARTER FINANCIAL CORPORATION, a Washington corporation (the “Seller”). The capitalized terms used in this Agreement, unless otherwise defined herein, are defined in Section 9.11.

WHEREAS, the boards of directors of each of the Buyer and the Seller have determined that it is in the best interests of their respective shareholders to consummate a business combination between Buyer and Seller, and have adopted and approved this Agreement and approved the business combination transactions provided for herein, in which, subject to the terms and conditions set forth herein, Seller will merge with and into the Buyer (such business combination, including the plan of merger in a form to be mutually agreed upon by Buyer and Seller, the “Merger”);

WHEREAS, the parties intend that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, also concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Buyer’s willingness to enter into this Agreement, the Buyer and each member of the Seller’s board of directors and certain senior officers of the Seller and its Subsidiaries are entering into shareholder voting agreements dated as of the date hereof (the “Shareholder Voting Agreements” and certain letters relating to Rule 145 of the Securities Act of 1933, as amended, dated as of the date hereof (the “Affiliate Letters”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Massachusetts Business Corporation Act (the “MBCA”) and Chapter 23B.11 of the Revised Code of Washington (the “Washington Code”), at the Effective Time, the Seller shall merge with and into the Buyer. The Buyer shall be the surviving corporation (the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of The Commonwealth of Massachusetts.

1.2 Alternative Transaction Structures. The parties agree that the Buyer may change the method of effecting the business combination with the Seller, and the Seller shall cooperate in such efforts, including, without limitation, by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that any actions taken pursuant to this Section 1.2 shall not (a) alter or change the kind or amount of consideration to be issued to holders of shares of common stock, no par value per share, of the Seller (“Seller Common Stock”) or the treatment of the Seller Options, (b) reasonably be expected to prevent, impede or delay receipt of any Requisite Regulatory Approval or the consummation of the transactions contemplated hereby, or (c) otherwise cause any closing condition not to be capable of being fulfilled (unless duly waived by the party or parties entitled to the benefits thereof).

1.3 Effective Time. The Merger shall become effective at the time and on the date when the articles of merger (the “Articles of Merger”) are received for filing and subsequently endorsed by the Secretary of State of The Commonwealth of Massachusetts and the Secretary of State of the State of Washington. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

1.4 Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m. Boston time on a date (the “Closing Date”) and at the offices of Goodwin Procter LLP in Boston, Massachusetts, which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that relate to action to be taken at the Closing), unless extended by mutual agreement of the parties.

1.5 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth herein and in the applicable provisions of the MBCA and the Washington Code.

1.6 Articles of Organization and Bylaws. The Articles of Organization of the Buyer, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of the Buyer, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law.

1.7 Seller Bank Board Representation. At the Effective Time, the board of directors of Seller Bank shall consist of the current directors of Seller Bank and two additional Persons designated by Buyer.

ARTICLE II

EFFECT OF THE MERGER ON THE SELLER CAPITAL STOCK; MERGER

CONSIDERATION; ELECTION AND EXCHANGE PROCEDURES

2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, the Seller or any shareholder of the Seller:

(a) Each share of common stock, par value $1.00 per share, of Buyer (“Buyer Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Seller Common Stock held as Treasury Stock (as defined in Section 9.11) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(c) Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock, Exception Shares and Dissenting Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in Section 2.1(f) either: (i) $45.70 in cash (the “Cash Consideration”); or (ii) 1.5951 shares, as adjusted pursuant to Section 2.4 (the “Exchange Ratio”) of Buyer Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Consideration.”

(d) Bank Common Stock. Each share of Bank Common Stock outstanding immediately prior to the Effective Time shall remain outstanding and shall be unaffected by the Merger.

(e) Cancellation of Old Shares. Each Exception Share shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares and Dissenting Shares, is hereinafter defined as an “Old Share.” Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an

“Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Consideration and cash in lieu of fractional shares of Buyer Common Stock in accordance with Section 2.1(c) and 2.2. “Exception Shares” means shares of Seller Common Stock owned or held by Buyer or by the Seller, other than shares owned or held in a bona fide fiduciary or agency capacity (“Trust Account Shares”) or in satisfaction of a debt previously contracted in good faith (“DPC Shares”).

(f) Election. Subject to the allocation procedures set forth in Section 2.1(g), each record holder of Seller Common Stock will be entitled to (i) elect to receive the Cash Consideration for all or a portion of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all or a portion of such holder’s shares (a “Stock Election”), or (iii) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”); provided that, notwithstanding any other provision of this Agreement, sixty percent (60%) of the total number of shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time, excluding any Treasury Stock (the “Stock Conversion Number”), shall be converted into the Stock Consideration and forty percent (40%) of such shares of Seller Common Stock shall be converted into the Cash Consideration. Shares of Seller Common Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Seller Common Stock as to which a Stock Election has been made are referred to herein as “Stock Election Shares.” Shares of Seller Common Stock as to which no election has been made (or as to which an Election Form is not properly completed and returned in a timely fashion to the Exchange Agent) are referred to herein as “Non-Election Shares.” The aggregate number of shares of Seller Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.” All such elections (each, an “Election”) shall be made on a form designed for that purpose and agreed to by Buyer and Seller (an “Election Form”). Any shares of Seller Common Stock for which the record holder has not, as of the Election Deadline (as defined in Section 2.3 (b) below), properly submitted to the Exchange Agent a properly completed Election Form will be deemed Non-Election Shares. A record holder acting in different capacities or acting on behalf of other Persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each Person for which it so acts. The exchange agent (the “Exchange Agent”) will be a bank or trust company in the United States selected by Buyer and reasonably acceptable to Seller. In order to make a valid election, the properly completed Election Form must be accompanied by certificates of the shares of Seller Common Stock to which such Election Form relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery; failure to deliver shares of Seller Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Buyer, in its sole discretion). Notwithstanding anything contained herein to the contrary, each share of Seller Common Stock owned by a subsidiary of Buyer or by a Subsidiary of Seller (in each case, other than Exception Shares) shall be converted in the Merger solely into Buyer Common Stock.

(g) Allocation Procedures. The allocation among the holders of shares of Seller Common Stock of rights to receive the Stock Consideration or the Cash Consideration will be made as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.2 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and the Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.2 hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.2 hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

2.2 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Buyer Common Stock will be issued pursuant to the Merger. Instead, Buyer will pay or cause to be paid to the holder of any Old Shares that would, pursuant to Section 2.1, otherwise be entitled to receive fractional shares of Buyer Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of the fraction of a share to which such holder would otherwise have been entitled multiplied by the average of the last sale prices of Buyer Common Stock, as reported on the NASDAQ Global Select Market (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the five (5) trading days immediately preceding the Closing Date, rounded to the nearest whole cent.

2.3 Exchange of Old Certificates for New Certificates.

(a) Exchange Agent. Until the sixth month anniversary of the Effective Time, Buyer shall make available or cause to be made available to the Exchange Agent certificates (each, a “New Certificate”) representing the shares of Buyer Common Stock (each, a “New Share”) and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II. Upon such anniversary, any such New Certificates and cash remaining in the possession of the Exchange Agent (together with any dividends or earnings in respect thereof) shall be delivered to Buyer. Any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and/or cash pursuant to this Article II shall thereafter be entitled to look exclusively to Buyer, and only as a general creditor thereof in the case of cash, for the shares of Buyer Common Stock and/or cash to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto, shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Exchange Procedures. At least thirty days prior to the expected Election Deadline, Buyer shall cause the Exchange Agent to mail or deliver to each Person who is a holder of record of Seller Common Stock an Election Form and a form of letter of transmittal in form reasonably satisfactory to Buyer and

Seller containing instructions for use in effecting the surrender of Old Certificates in exchange for New Certificates and any payments pursuant to this Article II. To be effective, the Election Form must be properly completed, signed and actually received by the Exchange Agent not later than 5:00 p.m., Boston time, on the business day that is the tenth (10th) business day prior to the anticipated Closing Date or such other date agreed upon by the Parties (which date shall be specified in the Election Form ) (the “Election Deadline”) and accompanied by the Old Certificates as to which such Election Form is being made, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Seller (or accompanied by an appropriate guarantee of delivery by an eligible organization) in the case of shares that are not held in book entry form. For shares that are held in book entry form, Buyer shall establish procedures for the delivery of such shares, which procedures shall be reasonably acceptable to Seller. The Exchange Agent shall make all computations contemplated by Section 2.1 hereof, and after consultation with Buyer and Seller, all such computations will be conclusive and binding on the parties hereto and on the former holders of Seller Common Stock absent manifest error. Any shares of Seller Common Stock for which the record holder has not, as of the Election Deadline, properly submitted to the Exchange Agent a properly completed Election Form will be deemed Non-Election Shares; provided, that the Exchange Agent shall, in its reasonable discretion, be permitted to waive immaterial defects in any completed Election Form. Any Election Form may be revoked, by the shareholder who submitted such Election Form to the Exchange Agent, only by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by Buyer and Seller that the Merger has been abandoned and the Exchange Agent shall promptly return Old Certificates. Promptly after the Effective Time but not later than seven (7) business days after the date of the Effective Time in the case of holders who surrender Old Certificates by the Election Deadline, each holder who has surrendered to the Exchange Agent an Old Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, shall be entitled to receive in exchange therefor a New Certificate representing the New Shares and/or a check in the amount to which such holder is entitled pursuant to this Article II, and the Old Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued, or cash payment made, in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of such New Certificate or the making of such cash payment in a name other than that of the registered holder of the Old Certificate surrendered, or shall establish to the satisfaction of Buyer and the Exchange Agent that any such taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provision of this Agreement, no dividends or other distributions in respect of New Shares with a record date on or after the date of the Effective Time shall be paid to any Person holding an Old Certificate until such Old Certificate has been surrendered for exchange as provided herein. Subject to the effect of applicable laws and the immediately preceding sentence, following surrender of any such Old Certificates, there shall be paid to the holder of the New Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the date of the Effective Time theretofore payable with respect to the New Shares represented thereby, as well as any dividends with respect to Seller Common Stock declared prior to the Effective time but unpaid.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of Buyer or Seller of Old Shares.

(e) Lost, Stolen or Destroyed Certificates. If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Buyer or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, Buyer or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and/or pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

2.4 Adjustment of Consideration. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the shares of Buyer Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the capitalization of Buyer, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

2.5 Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any shares of Seller Common Stock that are issued and outstanding as of the Effective Time and that are held by a shareholder who has properly exercised his dissenter’s rights under Chapter 23B.13 of the Washington Code (the “Dissenting Shares”) shall not be converted into the right to receive the Consideration unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his right to dissent from the Merger under the Washington Code, and shall receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the Washington Code. If any such holder shall have so failed to perfect or have effectively withdrawn or lost such right after the Election Deadline, each share of such holder’s Seller Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Stock Consideration or the Cash Consideration, or a combination thereof, as determined by Buyer in its sole discretion. The Seller shall give Buyer (i) prompt notice of any notice or demands regarding dissatisfaction by any dissenting stockholder with the Seller’s estimate of the fair value of such stockholder’s shares of Seller Common Stock received by Seller or the commencement of any court action to determine the fair value of a dissenting shareholder’s shares of Seller Common Stock, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. Seller shall not, without the prior written consent of Buyer, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands or court actions.

2.6 Withholding Rights. Buyer shall be entitled to deduct and withhold from the Consideration such amounts as it is required to deduct and withhold under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller shareholder in respect to which such deduction and withholding was made by Buyer.

2.7 Seller Options. At the Effective Time, each outstanding option to purchase shares of Seller Common Stock, whether through the issuance of shares of Seller Common Stock or otherwise, granted under a Seller Equity Compensation Plan (each, a “Seller Option”), shall be cancelled and the Buyer shall pay each holder thereof at or promptly after the Effective Time (but in no event later than seven business days after the Effective Time) for each such Seller Option cancelled an amount in cash (without interest) determined by multiplying (i) the excess, if any, of the Cash Consideration over the applicable exercise price of such Seller Option by (ii) the number of shares of Seller Common Stock subject thereto immediately prior to the Effective Time. In connection therewith, at least sixty (60) business days prior to the Closing Date, the Seller shall provide written notice to each holder of a then outstanding Seller Option (whether or not such Seller Option is then vested or exercisable), that (A) such Seller Option shall be, as at the date of such notice, exercisable in full, (B) such Seller Option shall terminate at the Effective Time and (C) if such Seller Option is not exercised prior to the Effective Time, such Seller Option shall be treated as set forth in the immediately preceding sentence.

2.8 Tax Treatment of Merger. Buyer and Seller intend that the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code and shall file all tax returns and reports consistent therewith.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer, except as set forth in the Buyer Disclosure Schedule, hereby represents and warrants to the Seller as follows:

3.1 Corporate Organization.

(a) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts.

(b) The Buyer has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Buyer is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer. The Buyer is a bank holding company registered with the FRB under the BHC Act. Except as set forth in Section 3.1(b) of the Buyer Disclosure Schedule, the Articles of Organization, certified by the Secretary of State of The Commonwealth of Massachusetts, and bylaws of the Buyer (the “Buyer Bylaws”), certified by the Buyer’s Secretary, copies of which have previously been made available to the Seller, are true, complete and correct copies of such documents as currently in effect, and no amendments are pending. The Buyer is not in violation of any provision of its Articles of Organization or the Buyer Bylaws. The minute books of the Buyer made available to the Seller reflect in all material respects all corporate actions taken since January 1, 2004 by the Buyer’s shareholders and board of directors (including committees of the Buyer’s board of directors).

(c) Each of Buyer’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Subsidiaries has all requisite power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer.

(d) Except as set forth in Section 3.1(d) of the Buyer Disclosure Schedule, the Buyer has no Subsidiaries and no material Equity Investments (other than investments in such Subsidiaries).

(e) The Articles of Incorporation and Bylaws or equivalent organizational documents of each of the Buyer’s Subsidiaries, copies of which have previously been made available to the Seller, are true, correct and complete copies of such documents as currently in effect and no amendments are pending to such documents. None of the Buyer’s Subsidiaries is in violation of any provision of its Articles of Incorporation, Bylaws or equivalent organizational documents. The minute books of each of the Buyer’s Subsidiaries made available to the Seller contain in all material respects true and complete records of all meetings held and corporate actions taken since January 1, 2004 of its shareholders and board of directors (including committees of its board of directors).

3.2 Capitalization.

(a) The authorized capital stock of the Buyer consists of 70,000,000 shares of Buyer Common Stock and 2,000,000 shares of Buyer Preferred Stock. As of February 28, 2007, there are (i) 36,747,387 shares of Buyer Common Stock issued and outstanding; (ii) no shares of Buyer Common Stock held in the treasury of the Buyer; and (iii) no shares of Buyer Preferred Stock issued and outstanding. In addition, as of February 28, 2007, there are 5,158,336 shares of Buyer Common Stock reserved for issuance upon exercise of outstanding stock options. The Buyer has no shares of Buyer Common Stock reserved for issuance other than as described above. All issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by law. Except for the Buyer stock option plans (which include director and employee stock options) or as reflected in Section 3.2(a) of the Buyer Disclosure Schedule, the Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Buyer to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Buyer Common Stock or any other equity security of the Buyer or any Subsidiary of the Buyer or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Buyer Common Stock or any other equity security of the Buyer or any Subsidiary of the Buyer or obligating the Buyer or any such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or any other similar agreements. Except as set forth in Section 3.2(a) of the Buyer Disclosure Schedule, there are no outstanding contractual obligations of the Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Buyer or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Buyer. Except for outstanding restricted stock with vesting schedules, there are no shares of Buyer Common Stock outstanding which are subject to vesting over time or upon the satisfaction of any condition precedent, or which are otherwise subject to any right or obligation of repurchase or redemption on the part of the Buyer.

(b) The Buyer Common Stock to be issued in the Merger has been, or prior to the Closing will be, duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, non-assessable and free of any preemptive rights.

3.3 Authority; No Violation.

(a) The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the board of directors of the Buyer. No other corporate proceedings on the part of the Buyer are necessary to consummate the Merger and the other transactions contemplated hereby and by the other Transaction Documents. This Agreement and the other Transaction Documents to which the Buyer is a party have been duly and validly executed and delivered by the Buyer and (assuming due authorization, execution and delivery by the Seller and any other parties thereto), constitute the valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally or by equitable principles.

(b) Neither the execution and delivery of this Agreement or the other Transaction Documents to which the Buyer is a party nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will, assuming that all consents, authorizations, permits, waivers and approvals referred to in Section 3.3(b) of the Buyer Disclosure Schedule have been obtained and all registrations, declarations, filings, notifications, approvals and consents described in Section 3.4 have been made and/or obtained and any waiting periods thereunder have terminated or expired, (i) conflict with or violate any provision of the Buyer’s Articles of Organization or Buyer Bylaws, (ii) conflict with or violate any statute, law, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Buyer or by which any property or asset of the Buyer is bound or affected or (iii) result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien, security interest, charge or other encumbrance upon any of the properties or assets of the Buyer pursuant to, any note, bond, mortgage, indenture, contract, deed of trust, license, lease, agreement or other instrument or obligation to which the Buyer is a party as issuer, guarantor or obligor, or by which it or any of its properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, for any such conflicts, violations, breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Merger, (2) otherwise prevent or materially delay performance by the Buyer of any of its material obligations under this Agreement or any of the other Transaction Documents or (3) have a Material Adverse Effect on the Buyer.

3.4 Consents and Approvals. No consents, authorizations, waivers or approvals of, or filings or registrations with, or notifications to any Governmental Authority or with any third party are necessary in connection with (a) the execution and delivery by the Buyer of this Agreement or any other Transaction Document, or (b) the consummation by the Buyer of the Merger and the other transactions contemplated hereby or thereby, except (i) approval and notice to the FRB, the Washington DOB, FDIC, MBBI and MHPF, and such other consents, authorizations, waivers, approvals, filings, notices and registrations the failure of which to obtain or make would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer, prevent or materially delay consummation of the Merger, prevent or materially delay performance by the Buyer of any of its material obligations under this Agreement or any of the Transaction Documents and (ii) such consents, authorizations, waivers, approvals, filings, notices and registrations as are listed in Section 3.4 of the Buyer Disclosure Schedule. The Buyer has no knowledge of any fact or circumstance relating to the Buyer or its Subsidiaries that is reasonably likely to materially impede or delay receipt of any consents of Governmental Authorities.

3.5 Reports.

(a) The Seller has had access through publicly-available information to (i) Buyer’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC (the “Buyer 10-K”), (ii) all proxy statements as filed with the SEC relating to Buyer’s meetings of shareholders to be held after January 1, 2007 and (iii) all other documents filed by Buyer with the SEC under the Exchange Act or the Securities Act since January 1, 2007 (the “Buyer SEC Reports”). As of their respective dates, such documents complied, and all documents to be filed by Buyer with the SEC under the Exchange Act or the Securities Act between the date of this Agreement and the Closing Date will comply, in all material respects with applicable SEC requirements and did not, or in the case of documents filed on or after the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications of the chief executive officer and chief financial officer of Buyer required by Rules 13a-14 and 15d-14 of the Exchange Act with respect to the Buyer SEC Reports, as applicable, are true and correct as of the date of this Agreement, as they relate to a particular Buyer SEC Report, as though made as of the date of this Agreement. Buyer has established and maintains disclosure controls and procedures, has conducted the procedures in accordance with their terms and has otherwise operated in compliance with the requirements under Rules 13a-15 and 15d-15 of the Exchange Act.

(b) Except as set forth in Section 3.5(b) of the Buyer Disclosure Schedule, since January 1, 2004, the Buyer and its Subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the MBBI; (ii) the MHPF; (iii) the FRB; and (iv) the FDIC (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Buyer Reports”) and have paid all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Buyer Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed and did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact. Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of the Buyer and its Subsidiaries, since January 1, 2004, no Bank Regulator has initiated any proceeding or, to the knowledge of the Buyer, investigation into the business or operations of the Buyer or any of its Subsidiaries. Except as set forth in Section 3.5(b) of the Buyer Disclosure Schedule, the Buyer and its Subsidiaries have resolved in all material respects all violations, criticisms or exceptions by any Bank Regulator with respect to any such normal periodic examination.

(c) The Buyer and its Subsidiaries have established and maintain internal controls and procedures to ensure that its financial statements are prepared so as to be fairly presented in conformity with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Buyer and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Buyer and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Buyer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Buyer’s and its Subsidiaries’ assets that could have a material effect on its financial statements.

(d) The Buyer has conducted an evaluation under the supervision and with the participation of its management, including the Buyer’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal controls and procedures, and has concluded based on such evaluation and as of the date thereof, (i) there were no material weaknesses in internal control over financial reporting and (ii) there was no fraud, whether or not material, that involved management or other employees of the Buyer or any of its Subsidiaries who have a significant role in the Buyer’s internal control over financial reporting.

3.6 Absence of Undisclosed Liabilities. As of December 31, 2006, Buyer and the Buyer Subsidiaries had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the balance sheet dated December 31, 2006 (or the notes thereto) included in the Buyer 10-K (the “Buyer Balance Sheet”) that were not adequately reflected or reserved against on the Buyer Balance Sheet. Buyer has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise of a type required to be reflected or described in a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (i) adequately reflected or reserved against on the Buyer Balance Sheet, (ii) incurred since December 31, 2006 in the ordinary course of business, or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer.

3.7 Financial Statements. The Buyer has made available to the Seller copies of the consolidated balance sheets of the Buyer and its Subsidiaries as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years 2004 through 2006, inclusive, accompanied by the audit report of KPMG LLP, independent registered public accounting firm for the Buyer. The Buyer Balance Sheet and the other financial statements referred to herein (including the related notes, where applicable) present fairly, in all material respects, and the financial statements of Buyer prepared by Buyer after the date hereof will present fairly, in all material respects, the consolidated financial position and results of the consolidated operations and cash flows and changes in stockholders’ equity of the Buyer and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments and the absence of footnotes.). The books and records of Buyer and its Subsidiaries have been, and are being, maintained in accordance with GAAP, to the extent applicable, and applicable legal and regulatory requirements.

3.8 Absence of Certain Changes or Events. Since December 31, 2006, the Buyer and each of Buyer’s Subsidiaries (a) have conducted their respective businesses in the ordinary course consistent with their past practices and (b) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on the Buyer.

3.9 Financing. The Buyer has or will have at the Closing immediately available to it all the funds necessary to perform its obligations under this Agreement, including consummating the transactions contemplated by this Agreement on the terms contemplated hereby and paying all of its fees and expenses relating to such transactions.

3.10 Compliance with Applicable Laws and Reporting Requirements.

(a) The Buyer and its Subsidiaries hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Authorities which are required for the operation of their respective businesses (the “Permits”). The Buyer and each of its Subsidiaries is in compliance with the terms of the Permits and all applicable laws and regulations, except where the failure so to hold or comply, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Buyer. The businesses of the Buyer and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Authority except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Buyer. No investigation by any Governmental Authority with respect to the Buyer or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Buyer.

(b) The business and operations of the Buyer and of any of the Buyer’s Subsidiaries through which the Buyer conducts its finance activities (including mortgage banking and mortgage lending activities and consumer finance activities) (together, the “Buyer Finance Subsidiaries”), have been conducted in compliance in all material respects with all applicable statutes and regulations regulating the business of consumer lending, including state usury laws, the Truth in Lending Act, RESPA, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act and other federal, state, local and foreign laws regulating lending (“Finance Laws”), and have complied in all material respects with all applicable collection practices in seeking payment under any loan or credit extension of such Buyer Finance Subsidiaries. In addition, there is no pending or, to the knowledge of the Buyer, threatened charge by any Governmental Authority that any of the Buyer Finance Subsidiaries has violated, nor any pending or, to the knowledge of the Buyer, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws where such violations would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer.

3.11 Regulatory Capitalization. Each of Boston Private Bank & Trust Company, Borel Private Bank & Trust Company, First Private Bank & Trust and Gibraltar Private Bank & Trust Company (collectively, the “Buyer Banks”), is “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. The Buyer is “well capitalized” and after the consummation of the Merger will be “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

3.12 CRA, Anti-Money Laundering, OFAC and Customer Information Security. Neither the Buyer nor any Buyer Bank is aware of, has been advised of, or has reason to believe (because of the Buyer Banks’ December 31, 2006 federal Home Mortgage Disclosure Act data filed with the FDIC or the Office of Thrift Supervision, as applicable, on or prior to March 1, 2006, or otherwise) that any facts or circumstances exist, which would cause a Buyer Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory;” (ii) to be deemed to be operating in violation of the Bank Secrecy Act, the PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by each Buyer Bank, other than Gibraltar Private Bank & Trust Company, pursuant to 12 C.F.R. Part 364, and by Gibraltar Private Bank & Trust Company, pursuant to 12 C.F.R. Part 570, except, with respect to clauses (i), (ii) and (iii) above, where such failure to be in compliance or where such operation in violation, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Buyer. Neither Buyer nor any Buyer Bank is aware of any facts or circumstances which would cause any of them to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Buyer or a Buyer Bank to undertake any remedial action, except for such facts or circumstances, individually or in the aggregate, as would not reasonably be expected to have a Material Adverse Effect on the Buyer. Furthermore, the board of directors of each Buyer Bank has adopted, and each Buyer Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the PATRIOT Act and the regulations thereunder, except where the failure so to comply or meet requirements, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on the Buyer.

3.13 Broker’s Fees; Fairness Opinion. Except as set forth in Section 3.13(a) of the Buyer’s Disclosure Schedule, neither the Buyer nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for fees incurred for legal, accounting and other professional fees payable in connection with the Merger and the other transactions contemplated hereby. The Buyer will be responsible for the payment of all such fees.

(b) The Buyer has received the opinion of Sandler O’Neill & Partners, L.P. to the effect that, as of the date hereof, the Consideration to be paid by the Buyer in the Merger is fair from a financial point of view to the Buyer, and such opinion has not been amended or rescinded and remains in full force and effect as of the date of this Agreement.

3.14 Legal Proceedings. Except as set forth in Section 3.14 of the Buyer Disclosure Schedule, there is no suit, action or proceeding pending, or to the knowledge of Buyer, threatened against or affecting Buyer or its Subsidiaries (and Buyer is not aware of the basis for any such suit, action, or proceeding) (i) that, individually or in the aggregate, is material to Buyer and its Subsidiaries, taken as a whole, or (ii) that is reasonably likely to prevent or delay Buyer in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

3.15 Buyer Information. None of the information supplied or to be supplied by Buyer specifically for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Seller Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement is made not misleading.

3.16 Agreements with Governmental Authorities. Neither the Buyer nor any of its Subsidiaries is subject to any cease and desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2004, a recipient of any supervisory letter from, or since January 1, 2004, has adopted any policies, procedures or board resolutions at the request or suggestion of any Bank Regulator or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Buyer Disclosure Schedule, a “Buyer Regulatory Agreement”), nor has the Buyer or any of its Subsidiaries been advised since January 1, 2004 by any Bank Regulator or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Buyer Regulatory Agreement.

3.17 Reorganization. Buyer and its Affiliates have not taken or agreed to take any action, have not failed to take any action and do not know of any fact, agreement, plan or other circumstance, in each case that would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.18 Derivative Transactions. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer, all Derivative Transactions (defined below) entered into by the Buyer or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Buyer and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Buyer and each of its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Buyer’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Buyer and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided, that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any Buyer stock options.

3.19 Environmental Liability. Except as set forth in Section 3.19 of the Buyer Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on the Buyer of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against the Buyer, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Buyer. To the knowledge of the Buyer, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Buyer. The Buyer is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Authority or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Buyer.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller, except as set forth in the Seller Disclosure Schedule, represents and warrants to the Buyer as follows:

4.1 Corporate Organization.

(a) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington.

(b) The Seller has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Seller is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in corporate good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller. The Seller is a bank holding company registered with the FRB under the BHC Act The Articles of Incorporation, certified by the Secretary of State of the State of Washington, and bylaws of the Seller (the “Seller Bylaws”), certified by the Seller’s Secretary, copies of which have previously been made available to the Buyer, are true, complete and correct copies of such documents as currently in effect, and no amendments are pending. The Seller is not in violation of any provision of its Articles of Incorporation or the Seller Bylaws. The minute books of the Seller made available to the Buyer reflect in all material respects all corporate actions taken since January 1, 2004 by the Seller’s shareholders and board of directors (including committees of the Seller’s board of directors).

(c) Each of Seller’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Subsidiaries has all requisite power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller.

(d) Except as set forth in Section 4.1(d) of the Seller Disclosure Schedule, the Seller has no Subsidiaries and no material Equity Investments (other than investments in such Subsidiaries).

(e) The Articles of Incorporation and Bylaws or equivalent organizational documents of each of the Seller’s Subsidiaries, copies of which have previously been made available to the Buyer, are true, correct and complete copies of such documents as currently in effect and no amendments are pending to such documents. None of the Seller’s Subsidiaries is in violation of any provision of its Articles of Incorporation, Bylaws or equivalent organizational documents. The minute books of each of the Seller’s Subsidiaries made available to the Buyer contain in all material respects true and complete records of all meetings held and corporate actions taken since January 1, 2004 of its shareholders and board of directors (including committees of its board of directors).

4.2 Capitalization.

(a) The authorized capital stock of the Seller consists of 4,976,640 shares of Seller Common Stock and 250,000 shares of preferred stock no par value per share (“Seller Preferred Stock”). As of the date hereof, there are: (i) 1,461,316 shares of Seller Common Stock issued and outstanding, (ii) no shares of Treasury Stock held by the Seller and (iii) no shares of Seller Preferred Stock issued and outstanding. Except for Trust Account Shares and DPC Shares, as of the date hereof, no shares of Seller Common Stock are held by the Seller’s Subsidiaries. In addition, as of the date hereof, there are 116,911 shares of Seller Common Stock reserved for issuance upon exercise of outstanding Seller Options. The Seller has no shares of Seller Common Stock reserved for issuance other than as described above. All issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by law. Except for the Seller Stock Option Plans (which include director and employee stock options), the Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Seller to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Seller Common Stock or any other equity security of the Seller or any Subsidiary of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Seller Common Stock or any other equity security of the Seller or any Subsidiary of the Seller or obligating the Seller or any such Subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or any other similar agreements. There are no outstanding contractual obligations of the Seller to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Seller or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Seller. Section 4.2(a) of the Seller Disclosure Schedule, as of the date hereof, sets forth (i) the name of each holder of a Seller Option, (ii) the date each Seller Option was granted, (iii) the number of shares of Seller Common Stock subject to each such Seller Option, (iv) the expiration date of each such Seller Option, and (v) the price at which each such Seller Option may be exercised. There are no shares of Seller Common Stock outstanding which are subject to vesting over time or upon the satisfaction of any condition precedent, or which are otherwise subject to any right or obligation of repurchase or redemption on the part of the Seller.

(b) The authorized capital stock of the Seller Bank consists of 2,880,000 shares of common stock, no par value per share (“Bank Common Stock”) and 250,000 shares of preferred stock, no par value per share (“Bank Preferred Stock”). As of the date hereof, (i) 725,552 shares of Bank Common Stock are issued and outstanding, which are owned directly by the Seller, and which is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by law, (ii) no shares of Bank Common Stock are held in the treasury of the Seller Bank, and (iii) no shares of Bank Common Stock are held by any of Seller’s Subsidiaries or Affiliates and (iv) no shares of Bank Preferred Stock are issued and outstanding except as provided in Section 4.2(b) of the Seller Disclosure Schedule, each share of Bank Common Stock owned by the Seller is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Seller’s voting rights, charges and other encumbrances of any nature whatsoever.

(c) Section 4.2(c) of the Seller Disclosure Schedule lists each of the Seller’s Subsidiaries and Equity Investments on the date of this Agreement and indicates for each such Subsidiary and Equity Investment as of such date: (i) the percentage and type of equity securities owned or controlled, directly or indirectly, by the Seller; (ii) the jurisdiction of organization; and (iii) the federal and/or state bank regulatory or other authority (including, without limitation, the specific regulatory provision) under which its shares are held, directly or indirectly, by the Seller. Neither the Seller nor any of its Subsidiaries manage any real property. The Seller (x) has made available to the Buyer all of the organizational or similar documents regarding the control, governance or voting power in respect of each Equity Investment, (y) has no obligation to make any capital contributions, or otherwise provide assets or cash, to any Equity Investment and (z) does not, directly or indirectly, control any Equity Investment. No Subsidiary of the Seller has or is bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for it to issue, deliver or sell, or cause to be issued, delivered or sold any of its equity securities or any equity security of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any such equity security or obligating such subsidiary to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or other similar agreements. There are no outstanding contractual obligations of any Subsidiary of the Seller to repurchase, redeem or otherwise acquire any of its capital stock or other equity interests. All of the shares of capital stock of each of the Subsidiaries and Equity Investments of the Seller held, directly or indirectly, by the Seller are validly issued, fully paid and nonassessable and, except for directors’ qualifying shares, are owned by the Seller free and clear of any claim, lien, encumbrance or agreement with respect thereto.

(d) The Seller Bank has its deposits insured by the FDIC in accordance with the FDIA to the fullest extent permitted by law. The Seller Bank is not obligated to make any payments for past due premiums and assessments and the Seller Bank has filed all reports required by the FDIA since January 1, 2004. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Seller, threatened.

4.3 Authority; No Violation.

(a) The Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Seller is a party, and the consummation of the transactions contemplated hereby and thereby have been duly and validly adopted and approved by the unanimous vote of the board of directors of the Seller. The board of directors of the Seller has directed that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to the shareholders of the Seller for adoption and approval at a meeting of such shareholders and, except for the adoption and approval of this Agreement and the Merger by the Seller’s shareholders, no other corporate proceedings on the part of the Seller are necessary to consummate the Merger and the other transactions contemplated hereby and by the other Transaction Documents. This Agreement and the other Transaction Documents to which Seller is a party have been duly and validly executed and delivered by the Seller and (assuming due authorization, execution and delivery by the Buyer any other parties thereto) constitute the valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, expect as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally or by equitable principles.

(b) Neither the execution and delivery of this Agreement or the other Transaction Documents to which the Seller is a party nor the consummation by the Seller of the transactions contemplated hereby or thereby, will, assuming that all consents, authorizations, permits, waivers and approvals referred to in Section 4.3(a) above and in Section 4.3(b) of the Seller Disclosure Schedule have been obtained and all registrations, declarations, filings and notifications, approvals and consents described in Section 4.4 have been made and/or obtained and any waiting periods thereunder have terminated or expired, (i) conflict with or violate any provision of the Seller’s Articles of Incorporation, the Seller Bylaws, the organizational documents of any of Seller’s Subsidiaries, or any shareholders’ agreement (to the extent any such agreement is then in full force and effect), (ii) conflict with or violate any statute, law, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Seller or any of Seller’s Subsidiaries or by which any property or asset of the Seller or any of Seller’s Subsidiaries is bound or affected or (iii) result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien, security interest, charge or other encumbrance upon any of the properties or assets of the Seller or any of Seller’s Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller or any of Seller’s Subsidiaries is a party as issuer, guarantor or obligor, or by which they or any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, for any such conflicts, violations, breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Merger, (2) otherwise prevent or materially delay performance by the Seller or any of Seller’s Subsidiaries of any of its material obligations under this Agreement or any of the other Transaction Documents or (3) have a Material Adverse Effect on the Seller.

4.4 Consents and Approvals. No consents, authorizations, waivers or approvals of, or filings or registrations with, or notifications to any Governmental Authority or with any third party are necessary in connection with (a) the execution and delivery by the Seller of this Agreement or any other Transaction Document, or (b) the consummation by the Seller of the Merger and the other transactions contemplated hereby or thereby, except approval and notice to the FRB, the Washington DOB, FDIC, MBBI and the MHPF, and such other consents, authorizations, waivers, approvals, filings, notices and registrations the failure of which to obtain or make would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller, prevent or materially delay consummation of the Merger, prevent or materially delay performance by the Seller of any of its material obligations under this Agreement or any of the other Transaction Documents. The affirmative vote (the “Requisite Affirmative Vote”) of holders of 66 2/3% of the outstanding shares of Seller Common Stock entitled to vote, is the only vote of the holders of any shares or series of capital stock or other securities of the Seller necessary to adopt this Agreement and approve the Merger. The Seller has no knowledge of any fact or circumstance relating to the Seller or its Subsidiaries that is reasonably likely to materially impede or delay receipt of any consents of Governmental Authorities.

4.5 Financial Statements. The Seller has made available to the Buyer copies of the audited consolidated balance sheets of the Seller and its Subsidiaries as of December 31 for the fiscal years 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years 2004 through 2006, inclusive, accompanied by the audit report of Moss Adams LLP, independent registered public accounting firm for the Seller. The December 31, 2006 consolidated balance sheet of the Seller and its Subsidiaries (the “Seller Balance Sheet”) and the other financial statements referred to herein (including the related notes, where applicable) and the other financial statements of the Seller referred to in this Section (including the related notes, where applicable) present fairly, in all material respects, and the financial statements of Seller prepared by Seller after the date hereof will present fairly, in all material respects, the consolidated financial position and results of the consolidated operations and cash flows and changes in shareholders’ equity of the Seller and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments and the absence of footnotes). The books and records of the Seller and its Subsidiaries have been, and are being, maintained in accordance with GAAP, to the extent applicable, and applicable legal and regulatory requirements.

4.6 Broker’s Fees; Fairness Opinion.

(a) Neither the Seller nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for fees and commissions incurred in connection with the engagement of Hovde Financial, Inc. (the “Seller’s Advisor”) and for legal, accounting and other professional fees payable in connection with the Merger and the other transactions contemplated hereby. The Seller will be responsible for the payment of all such fees. The fee payable to the Seller’s Advisor in connection with the transactions contemplated by this Agreement is as described in an engagement letter between the Seller and the Seller’s Advisor, a true and complete copy of which has heretofore been furnished to the Buyer.

(b) The Seller has received the opinion of the Seller’s Advisor to the effect that, as of the date hereof, the Consideration to be received by the shareholders of the Seller pursuant to the Merger is fair from a financial point of view to such shareholders, and such opinion has not been amended or rescinded and remains in full force and effect as of the date of this Agreement.

4.7 Absence of Certain Changes or Events. Except as set forth in Section 4.7 of the Seller Disclosure Schedule, since December 31, 2006, the Seller and each of Seller’s Subsidiaries (a) have conducted their respective businesses in the ordinary course consistent with their past practices and (b) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on the Seller.

4.8 Legal Proceedings. There is no suit, action or proceeding pending, or to the knowledge of Seller, threatened against or affecting Seller or its Subsidiaries (and Seller is not aware of the basis for any such suit, action, or proceeding) (i) that, individually or in the aggregate, is material to Seller and its Subsidiaries, taken as a whole, or (ii) that is reasonably likely to prevent or delay Seller in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

4.9 Reports.

(a) Seller is not required to file any forms, reports or documents with the SEC. No subsidiary of Seller is required to file any form, report or other document with the SEC.

(b) Since January 1, 2004, the Seller and its Subsidiaries have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the Washington DOB; (ii) the FDIC and (iii) the FRB (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Seller Reports”) and have paid all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Seller Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Governmental Authority with which they were filed and did not contain and, with respect to filings made after the date of this Agreement, will not at the date of filing contain, any untrue statement of a material fact. Except for normal periodic examinations conducted by a Bank Regulator in the regular course of the business of the Seller and its Subsidiaries, since January 1, 2004, no Bank Regulator has initiated any proceeding or, to the knowledge of the Seller, investigation into the business or operations of the Seller or any of its Subsidiaries. The Seller and its Subsidiaries have resolved in all material respects all violations, criticisms or exceptions by any Bank Regulator with respect to any such normal periodic examination.

(c) The Seller and its Subsidiaries have established and maintains internal controls and procedures to ensure that its financial statements are prepared so as to be fairly presented in conformity with GAAP, including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Seller and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Seller and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Seller and its Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Seller’s and its Subsidiaries’ assets that could have a material effect on its financial statements.

(d) The Seller has conducted an evaluation under the supervision and with the participation of its management, including the Seller’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal controls and procedures, and has concluded based on such evaluations and as of the date hereof, (i) there were no material weaknesses in internal control over financial reporting, and (ii) there was no fraud, whether or not material, that involved management or other employees of the Seller or any of its Subsidiaries who have a significant role in the Seller’s internal control over financial reporting.

4.10 Agreements with Governmental Authorities. Neither the Seller nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2004, a recipient of any supervisory letter from, or since January 1, 2004, has adopted any policies, procedures or board resolutions at the request or suggestion of any Bank Regulator or other Governmental Authority that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated financial holding companies or their Subsidiaries (each item in this sentence, whether or not set forth in the Seller Disclosure Schedule, a “Regulatory Agreement”), nor has the Seller or any of its Subsidiaries been advised since January 1, 2004 by any Bank Regulator or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement.

4.11 Material Interests of Certain Persons. Since December 31, 2006, all transactions in which any of the senior executive officers or directors of Seller or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such senior executive officers or directors (collectively, “Seller Insiders”), directly or indirectly, either individually or through any corporation, limited liability company, partnership, association or other entity, has borrowed from, loaned to, supplied or provided goods to, purchased assets from, sold assets to, or done business in any manner with, Seller or any of its Subsidiaries are in compliance with applicable laws, rules and regulations. No Seller Insider has any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by Seller or any of its Subsidiaries or in any liability, obligation or indebtedness of Seller or any of its Subsidiaries, except for deposits of Seller Bank.

4.12 Absence of Undisclosed Liabilities. As of December 31, 2006, Seller and the Seller Subsidiaries had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed on the Seller Balance Sheet that were not adequately reflected or reserved against therein. Seller has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise of a type required to be reflected or disclosed in a balance sheet prepared in accordance with GAAP or the notes thereto, other than liabilities (i) adequately reflected or reserved against on the Seller Balance Sheet or notes thereto, (ii) incurred since December 31, 2006 in the ordinary course of business, or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller.

4.13 Compliance with Applicable Laws and Reporting Requirements.

(a) The Seller and its Subsidiaries hold all material Permits which are required for the operation of their respective businesses and the Seller and each of its Subsidiaries is in compliance with the terms of the Permits and all applicable laws and regulations, except where the failure so to hold or comply, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Seller. The businesses of the Seller and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Authority, except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Seller. No investigation by any Governmental Authority with respect to the Seller or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Seller.

(b) The business and operations of the Seller and of any of the Seller’s Subsidiaries through which the Seller conducts its finance activities (including mortgage banking and mortgage lending activities and consumer finance activities) (together, the “Seller Finance Subsidiaries”), have been conducted in compliance in all material respects with all Finance Laws, and have complied in all material respects with all applicable collection practices in seeking payment under any loan or credit extension of such Seller Finance Subsidiaries. In addition, there is no pending or, to the knowledge of the Seller, threatened charge by any Governmental Authority that any of the Seller Finance Subsidiaries has violated, nor any pending or, to the knowledge of the Seller, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws where such violations would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller.

4.14 Taxes and Tax Returns.

(a) Each of Seller and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by any of Seller and its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Seller nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where any of Seller and its Subsidiaries does not file any Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Seller or any of its Subsidiaries.

(b) Each of Seller and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, depositor, shareholder, or other third party. Each of Seller and its Subsidiaries has timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any depositors, shareholders, or other payees.

(c) Neither Seller nor any director or officer (or employee responsible for Tax matters) of any of Seller and its Subsidiaries knows of any pending claim by any authority to assess any additional Taxes for any period for which Tax Returns have been filed. No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Seller or any of its Subsidiaries. Neither Seller nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Seller or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Seller or any of its Subsidiaries. Section 4.14(c) of the Seller Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to any of Seller and its Subsidiaries for taxable periods ended on or after December 31, 2001, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Seller has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of Seller and its Subsidiaries filed or received since December 31, 2001.

(d) Neither Seller nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is currently in effect.

(e) Except as set forth in Section 4.14(e) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law). Each of Seller and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither Seller nor any of its Subsidiaries is a party to a “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) that has not been reported in accordance with Treasury Regulation Section 1.6011-4. Neither Seller nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement, other than such an agreement exclusively between or among Seller and its Subsidiaries. Neither Seller nor any of its Subsidiaries (A) has been a member of an “affiliated group” (within the meaning of Code Section 1504(a)) filing a consolidated federal income Tax Return (other than an affiliated group of which Seller is or was the common parent or (B) has any liability for the Taxes of any Person (other than any of Seller and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) Prior to the Effective Time and as promptly as practicable after the date hereof, the Seller will provide to the Buyer the following information with respect to each of Seller and its Subsidiaries (or, in the case of clause (B) below, with respect to each of the Subsidiaries) as of December 31, 2006: (A) the basis of Seller or Subsidiary in its assets, and (B) the basis of the shareholder(s) of the Subsidiary in its stock. There are no net operating losses, net capital losses, unused investment or other credits, unused foreign taxes, or excess charitable contributions allocable to Seller or Subsidiary.

(g) The unpaid Taxes of Seller and its Subsidiaries (A) did not, as of December 31, 2006, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Seller Balance Sheet (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practice of Seller and its Subsidiaries in filing their Tax Returns. Since the date of the Seller Balance Sheet, neither Seller nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h) Other than as a result of an act of Buyer or any of its Subsidiaries, none of Seller and its Subsidiaries (including Buyer and its Affiliates as successors thereto) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(i) Neither Seller nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Section 361.

4.15 Employees.

(a) Except as set forth in Section 4.15(a) of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries has maintained or currently maintains, has provided or currently provides benefits under, or has contributed or currently contributes (or has been or is obligated to contribute) to, any “employee pension benefit plan” (the “Seller Pension Plans”), as such term is defined in Section 3(2) of ERISA, “employee welfare benefit plan” (the “Seller Benefit Plans”), as such term is defined in Section 3(1) of ERISA, stock option plan, restricted stock plan, stock purchase plan, deferred compensation plan, other employee benefit plan for employees of the Seller or any of its Subsidiaries, or any other plan, program or arrangement of the same or similar nature that provides benefits to non-employee directors of the Seller or any of its Subsidiaries (collectively, the “Seller Other Plans” and, together with the Seller Pension Plans and the Seller Benefit Plans, the “Seller Plans”).

(b) The Seller has made available to the Buyer complete and accurate copies of each of the following with respect to each of the Seller Plan: (i) plan document and any amendment thereto; (ii) trust agreement or insurance contract (including any fiduciary liability policy or fidelity bond), if any; (iii) most recent IRS determination letter, if any; (iv) the three (3) most recent actuarial reports, if any; (v) the three (3) most recent annual reports on Form 5500; and (vi) summary plan description.

(c) Each Seller Plan has been and is administered in compliance with its terms in all material respects and has been and is in compliance in all material respects with, to the extent applicable, the provisions of ERISA (including, but not limited to, the funding, fiduciary and prohibited transactions provisions thereof), the Code and all other applicable laws.

(d) Each Seller Pension Plan which is intended to be a qualified plan within the meaning of Code Section 401(a) has received a favorable determination letter from the IRS that such plan meets the requirements of Code Section 401(a) and that the trust associated with such Seller Pension Plan is tax exempt under Code Section 501(a), and, to the knowledge of the Seller, no fact or circumstance exists which would adversely affect the qualified status of any such plan.

(e) The Seller has made or provided for all contributions to the Seller Pension Plans required thereunder.

(f) Except as set forth in Section 4.15(f) of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries is a party to or maintains any contract or other arrangement with any employee or group of employees that provides for any kind of severance payments, stock or stock-equivalent payments or post-employment benefits.

(g) Neither the Seller nor any of its Subsidiaries (i) has ever maintained any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (ii) has ever maintained any plan subject to Title IV of ERISA, or (iii) except as provided in Section 4.15(g)(iii) of the Seller Disclosure Schedule is obligated to provide healthcare or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or state health continuation laws).

(h) No lawsuits, governmental administrative proceedings, claims (other than routine claims for benefits) or complaints to, or by, any Person or Governmental Authority have been filed, are pending, or to the knowledge of the Seller, threatened with respect to any Seller Plan. There is no material correspondence between the Seller or any of its Subsidiaries and any Governmental Authority related to any other Seller Plan concerning any matter that would reasonably be expected to result in any material liability to the Buyer, the Seller or any Seller Plan.

(i) Except as set forth in Section 4.15(i) of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries makes, is obligated to make or promises to make payments under a nonqualified deferred compensation plan, as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder (the “409A Plans”). Each 409A Plan complies or will comply prior to the Closing Date, in all material respects, in both form and operation with the requirements of Section 409A of the Code and the guidance thereunder. No payment to be made under any 409A Plan is, or to the knowledge of Seller will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j) Neither the Seller nor any of its Subsidiaries has any further financial obligation to any employee, director, former employee or former director with respect to any long-term care insurance or similar benefit.

4.16 Regulatory Capitalization. The Seller Bank is, as set forth on Section 4.16 of the Seller Disclosure Schedule, and immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. The Seller is “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

4.17 CRA, Anti-Money Laundering, OFAC and Customer Information Security. Neither the Seller nor the Seller Bank is aware of, has been advised of, or has reason to believe (because of the Seller Bank’s federal Home Mortgage Disclosure Act data for the year ended December 31, 2005 filed with the FDIC on or prior to March 1, 2006, or otherwise) that any facts or circumstances exist, which would cause the Seller Bank: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory;” or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Seller Bank pursuant to 12 C.F.R. Part 364, except, with respect to clauses (i), (ii) and (iii) above, where such failure to be in compliance or where such operation in violation, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Seller. Neither Seller nor the Seller Bank is aware of any facts or circumstances which would cause either to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either Seller or Seller Bank to undertake any remedial action, except for such facts or circumstances, individually or in the aggregate, as would not reasonably be expected to have a Material Adverse Effect on the Seller. Furthermore, the board of directors of the Seller Bank has adopted, and the Seller Bank has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the PATRIOT Act and the regulations thereunder, except where the failure so to comply or meet requirements, individually or in the aggregate, would not be reasonably be expected to have a Material Adverse Effect on the Seller.

4.18 Seller Contracts. Except as set forth in Section 4.18 of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (i) with respect to the employment of any directors or executive officers, or with any consultants that are natural persons, involving the payment of $125,000 or more per annum, (ii) which is a Material Contract, (iii) which expressly limits the ability of the Seller or any of its Subsidiaries to compete in any line of business, in any geographic area or with any Person, or which requires referrals of business or requires the Seller or any of its Subsidiaries to make available investment opportunities to any Person on a priority, equal or exclusive basis, and in each case which limitation or requirement would reasonably be expected to be material to the Seller and its Subsidiaries taken as a whole, (iv) with or to a labor union or guild (other than deposit and loan agreements but including any collective bargaining agreement), (v) in the case of a Seller Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the other Transaction Documents, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, or (vi) which would prohibit or materially delay the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents. The Seller has previously made available to the Buyer complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 4.18 (collectively referred to herein as the “Seller Contracts”). All of the Seller Contracts are valid and in full force and effect, except to the extent they have previously expired or expire in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Seller. Neither the Seller nor any of its Subsidiaries has, and to the knowledge of the Seller, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Seller Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Seller.

4.19 Property and Leases. Except as would not reasonably be expected to have a Material Adverse Effect on the Seller, the Seller or one of its Subsidiaries:

(a) has good and marketable title to all the properties and assets reflected in the Seller Balance Sheet as being owned by the Seller or one of its Subsidiaries or acquired after the date thereof, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (i) those reflected or disclosed in the Seller Balance Sheet or notes thereto (ii) statutory liens securing payments not yet due, (iii) liens on assets of Seller Bank incurred in the ordinary course of its banking business and (iv) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and

(b) is the lessee of all leasehold estates reflected in the Seller Balance Sheet or notes thereto or acquired after the date thereof and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Seller’s knowledge, the lessor.

4.20 Investment Securities. Except for pledges to secure public and trust deposits, Federal Reserve and Federal Home Loan Bank borrowings, repurchase agreements and reverse repurchase agreements entered into in arm’s-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the Seller Balance Sheet, and none of the material investments made by the Seller or any of its Subsidiaries since December 31, 2006, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

4.21 Derivative Transactions. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller, all Derivative Transactions entered into by the Seller or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Seller and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Seller and each of its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Seller’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Seller and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. For the avoidance of doubt, the term “Derivative Transactions” shall not include any Seller Options.

4.22 Insurance. The Seller or Seller Bank has in full force and effect the insurance policies with respect to its business, properties and assets (including errors and omissions liability insurance and all bonds required by ERISA and by any contract to which the Seller or Seller Bank is a party), and such policies are listed in Section 4.22 of the Seller Disclosure Schedule. Neither the Seller nor the Seller Bank is in material default under any such insurance policy. Immediately after the Closing, each such insurance policy or equivalent policies will be in full force and effect.

4.23 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on the Seller of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against the Seller, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller. To the knowledge of the Seller, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Seller. The Seller is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Authority or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller.

4.24 Takeover Laws and Provisions. Seller has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state. Seller has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement, and the transactions contemplated hereby comply with, the requirements of any Articles, Sections or provisions of Seller’s Articles of Incorporation and the Seller Bylaws concerning “business combinations”, “fair price”, “voting requirements”, “constituency requirements” or other related provisions.

4.25 Intellectual Property. The Seller and its Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the “Seller Intellectual Property”) necessary to carry on their business substantially as currently conducted, except where such failures to own or validly license such Seller Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller. Neither the Seller nor any such subsidiary has received any notice of infringement of or conflict with, and to the Seller’s knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any Seller Intellectual Property that individually or in the aggregate, in either such case, would reasonably be expected to have a Material Adverse Effect on the Seller.

4.26 Transactions with Affiliates. Except as provided in Section 4.26 of the Seller Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Seller or any of its Subsidiaries to, and neither the Seller nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder, director, employee or Affiliate of the Seller or any of its Subsidiaries, other than (1) loans made by Seller Bank in compliance with the FRB’s Regulation O or (2) as part of the normal and customary terms of such Persons’ employment or service as a director with the Seller or any of its Subsidiaries. Neither the Seller nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between the Seller and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

4.27 Loan Portfolio.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on the Seller, all of the written or oral loan agreements, notes or borrowing arrangements (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) with respect to loans in excess of $125,000 in original principal amount (collectively, “Loans”) originated and held currently and at the Effective Time by the Seller or any of its Subsidiaries, and any other Loans purchased and held currently and at the Effective Time by the Seller or any if its Subsidiaries, were solicited, originated and exist, and will exist at the Effective Time, in material compliance with all applicable loan policies and procedures of the Seller or such Subsidiaries. The information (including electronic information and information contained on tapes and computer disks) with respect to all loans of the Seller and its Subsidiaries furnished to the Buyer by the Seller is, as of the respective dates indicated therein, true and complete in all material respects; provided, however, that such information excludes such information as would identify the name and address or other similar personal information of any customer of the Seller. To the knowledge of the Seller, all loans originated, directly or through third parties, have been originated in material compliance with all federal, state and local laws, including, without limitation, RESPA.

(b) Section 4.27(b) of the Seller Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of the date hereof, of all Loans, other than non-accrual Loans, (ii) the aggregate outstanding principal amount, as of December 31, 2006, of all non-accrual Loans and assets classified as OREO, and (iii) a summary of Loans that were designated as “special mention”, “substandard”, “doubtful”, “loss” or words of similar import (“Criticized Assets”) as of December 31, 2006, by category of Loan (e.g., commercial and consumer), together with the aggregate principal amount of such Loans by category and (z) each asset of the Seller that, as of December 31, 2006, is classified.

4.28 Seller Information. None of the information supplied or to be supplied by Seller for inclusion in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Seller Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement is made, not misleading.

4.29 Reorganization. Seller and its Affiliates have not taken or agreed to take any action, have not failed to take any action and do not know of any fact, agreement, plan or other circumstance, in each case that would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or by any of the other Transaction Documents, the Seller shall, and shall cause each of its Subsidiaries to: (a) conduct its business in the usual, regular and ordinary course consistent with past practice; (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees; and (c) take no action which would have a Material Adverse Effect or materially delay the ability of the Seller to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or any of the other Transaction Documents.

5.2 Seller Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or any of the other Transaction Documents, as set forth in the Seller Disclosure Schedule, or with the prior written consent of the Buyer (which consent shall not be unreasonably withheld or delayed):

(a) Indebtedness. The Seller shall not, nor shall the Seller permit any of its Subsidiaries to, issue any debt securities or otherwise incur, create or assume any indebtedness for borrowed money or modify any of the terms of such outstanding indebtedness, issue warrants or rights to acquire any long-term debt securities, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than the creation of deposit liabilities, up to $62,500,000 of Federal Home Loan Bank borrowings, purchases of federal funds or sales of certificates of deposit in the ordinary course of business and consistent with past practice.

(b) Changes in Stock. The Seller shall not, nor shall the Seller permit any of its Subsidiaries to, (i) adjust, split, combine or reclassify any shares of its capital stock or issue any other securities in respect of, in lieu of, or in substitution for shares of its capital stock, (ii) make, declare or pay any dividend or make any other distribution on, whether payable in cash, stock, property or otherwise, other than cash dividends that do not exceed $0.09 on a semi-annual basis (iii) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into (whether currently convertible or only convertible after the passage of time or the occurrence of certain events) or exchangeable for any shares of its capital stock except Trust Account Shares or DPC Shares in the ordinary course of business and consistent with past practices, or (iv) grant any individual, corporation or other entity any right to acquire any shares of its capital stock. Notwithstanding the foregoing, the Seller shall be entitled to (x) receive dividends paid in accordance with applicable law by any of the wholly-owned Subsidiaries of the Seller to the Seller or any of its wholly-owned Subsidiaries, and (y) accept shares of Seller Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Seller Options, in accordance with past practice and the terms of the applicable award agreements. After the date hereof, the Seller shall coordinate with the Buyer regarding the declaration of any dividends in respect of the Seller Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of the Seller Common Stock shall not receive two dividends for any single calendar quarter with respect to their shares of Seller Common Stock and any shares of Seller Common Stock that such holders receive in exchange therefor in the Merger. Nothing herein shall preclude Seller from, and Seller shall be permitted to, declare and pay a pro rata semi-annual dividend relating to any period of time where there shall not be a duplication of dividend benefit.

(c) Issuance of Securities. The Seller shall not, nor shall it permit any of its Subsidiaries to, issue, sell, pledge or encumber any additional shares of capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, except the issuance of capital stock upon the exercise or settlement of stock options or obligations under the terms of the applicable Seller Plan in effect on the date hereof, and issuances by a wholly-owned subsidiary of the Seller of its capital stock to its parent or to another wholly-owned subsidiary of the Seller;

(d) Dispositions. Other than in the ordinary course of business, consistent with past practice, the Seller shall not, nor shall it permit any of its Subsidiaries to, sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of or agree to sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly-owned subsidiary (so long as no resulting internal reorganization or consolidation involving existing Subsidiaries would present a material risk to or any material delay in the receipt of all Requisite Regulatory Approvals) or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, except in each case, contemplated by contracts or agreements in force as of the date of this Agreement;

(e) Investments and Acquisitions. The Seller shall not, nor shall it permit its Subsidiaries to, except for transactions pursuant to contracts or agreements in force as of the date of this Agreement or in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary thereof, commit to make such an investment or increase or decrease its equity ownership position in any corporation or other entity in which Seller holds, as of the date of this Agreement, five percent (5%) or greater of any class of voting securities; provided, however, that the terms of this Section 5.2(e) shall not apply to the Seller’s investment securities portfolio or gap position, each of which is expressly covered by Section 5.2(j);

(f) Seller Contracts. The Seller shall not, nor shall it permit its Subsidiaries to, except for transactions in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force as of the date of this Agreement or changes to comply with law, enter into, terminate, renew or make any change in any Seller Contract;

(g) Compensation and Benefit Plans. Except as set forth in Schedule 5.2(g) hereto, the Seller shall not, nor shall it permit its Subsidiaries to, (i) adopt, amend, renew or terminate any Seller Plan or any plan or any agreement, arrangement or plan between the Seller or any of its Subsidiaries and one or more of its current or former directors, officers or employees other than amendments to comply with law, (ii) enter into, modify or renew any employment, severance or other agreement with any director, officer or employee of the Seller or any of its Subsidiaries, other than modifications to comply with law (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee, (iv) pay any bonus to any of its officers or employees, (v) increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or (vi) grant any stock options, stock appreciation rights, phantom stock or other equity-based awards, other than (A) in all cases contemplated by clause (iv) or (v) in the ordinary course of business consistent with past practice or (B) as may be required by applicable law (including as a condition of continued tax qualification or existing agreement);

(h) Litigation. The Seller shall not, nor shall it permit its Subsidiaries to, settle or compromise any material pending or threatened suit, action or claim, or which relates to this Agreement, the Merger or any of the other transactions contemplated hereby or by any of the other Transaction Documents;

(i) Governing Documents. The Seller shall not, nor shall it permit its Subsidiaries to, amend its Articles of Incorporation or other governance documents, or adopt any resolution granting dissenters’ rights or permit any subsidiary to enter into a plan of consolidation, merger or reorganization with any Person or entity other than a wholly-owned subsidiary of the Seller;

(j) Investment Portfolio. The Seller shall not, nor shall it permit its Subsidiaries to, other than in the ordinary course of business and in prior consultation with the Buyer, restructure or materially change its investment policies, investment securities portfolio, its hedging strategy or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) Lines of Business. The Seller shall not, nor shall it permit its Subsidiaries to, enter into any new line of business that is material to the Seller and its Subsidiaries, taken as a whole, or file any application to relocate or terminate the operations of any banking office of the Seller or any of its Subsidiaries;

(l) Capital Expenditures. The Seller shall not, nor shall it permit its Subsidiaries to, incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than in the ordinary course of business consistent with past practice;

(m) Significant Extensions of Credit. The Seller shall not, materially change its loan policies and it shall not, nor shall it permit its Subsidiaries to, make any individual extension of credit in excess of its legal lending limit as it may change from time to time in the ordinary course of business;

(n) Accounting. The Seller shall not, nor shall it permit its Subsidiaries to, implement or adopt any material change to its tax accounting or financial accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Seller’s independent accountants where the Buyer has been notified in advance of such changes;

(o) Agreements with Governmental Authorities; Licenses. The Seller shall not, nor shall it permit its Subsidiaries to, commit any act or omission which constitutes a material breach or default by the Seller or any of its Subsidiaries under any agreement with any Governmental Authority or under any material contract or material license to which any of them is a party or by which any of them or their respective properties is bound except to the extent required bylaw;

(p) Representations and Warranties. The Seller shall not, nor shall it permit its Subsidiaries to, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement or any of the other Transaction Documents, except, in every case, as may be required by applicable law;

(q) Regulatory Approval. The Seller shall not, nor shall it permit its Subsidiaries to, take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;

(r) Branches. The Seller and its Subsidiaries shall not establish or enter into a contractual obligation to establish any branch operations not in existence on the date of this Agreement;

(s) Other Agreements. The Seller shall not, nor shall it permit its Subsidiaries to, authorize or agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2; or

(t) Taxes. The Seller shall not make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, change (or make a request to any taxing authority to change) any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2005, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; provided, that for purposes of this subparagraph (t), “material” shall mean affecting or relating to $125,000 of taxable income.

5.3 Buyer Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Schedule 5.3 hereto or as expressly contemplated or permitted by this Agreement or any of the other Transaction Documents, the Buyer shall not, and the Buyer shall not permit any of its Subsidiaries to, without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed:

(a) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time or in any of the conditions of the Merger set forth in Article VII of this Agreement not being satisfied or in a violation of any provision of this Agreement or any of the other Transaction Documents, except, in every case, as may be required by applicable law;

(b) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;

(c) amend its Articles of Organization or other governance documents in any manner that would create a Materially Burdensome Regulatory Condition or otherwise be materially adverse to the Seller;

(d) declare or pay any extraordinary or special dividends on or make any other extraordinary or special distributions in respect of its capital stock;

(e) implement or adopt any material change to its tax accounting or financial accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Buyer’s independent accountants where the Seller has been notified in advance of such changes; or

(f) authorize or agree to, or make any commitment to, take any of the actions prohibited by this Section 5.3.

5.4 Control of the Seller’s Business. Nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to control or direct the operations of the Seller prior to the Effective Time. Prior to the Effective Time, each of the Seller and the Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.5 Communications and Notices. Neither the Seller nor the Buyer shall, and neither the Seller nor the Buyer shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of the Buyer, in the case of a proposed announcement or statement by the Seller, or of the Seller, in the case of a proposed announcement or statement by the Buyer; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the NASD.

5.6 Certain Tax Matters. (a) Commencing upon execution of this Agreement and continuing through to the Closing, each of Buyer and Seller shall use commercially reasonable efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) During the period from the date of this Agreement to the Effective Time, the Seller shall, and shall cause each of its Subsidiaries to: (a) timely file (taking into account any extensions of time within which to file) all Tax Returns (“Post-Signing Returns”) required to be filed by it, and such Post-Signing Returns shall be prepared in a manner reasonably consistent with past practice; (b) timely pay all Taxes shown as due and payable on such Post-Signing Returns that are so filed; (c) accrue a reserve in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which no Post-Signing Return is due prior to the Effective Time; and (d) promptly notify the Buyer of any material suit, claim, action, investigation, proceeding or audit pending against or with respect to the Seller or any of its subsidiaries in respect of any Tax matter, including without limitation, Tax liabilities and refund claims.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Seller Shareholders Meeting; Regulatory Matters.

(a) The Seller will as promptly as practicable, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Seller Shareholders Meeting”) to be held as soon as possible, and in no event more than thirty (30) days (subject to extension with the consent of the Buyer) following the time when the Registration Statement has become effective, including the Proxy Statement/Prospectus, for the purpose of adopting and approving this Agreement and the Merger.

(b) The Seller’s board of directors has declared this Agreement, each of the other Transaction Documents and the Merger advisable and has adopted a resolution recommending adoption and approval of this Agreement, each of the other Transaction Documents and the Merger by the Seller’s shareholders, and except as provided in Section 6.2, the board of directors of the Seller shall at all times recommend adoption and approval of this Agreement and the Merger by the Seller’s shareholders and such recommendation shall be included in the Proxy Statement/Prospectus. The board of directors of the Seller shall use its reasonable best efforts to obtain from the Seller’s shareholders the Requisite Affirmative Vote in favor of adoption of this Agreement and approval of the Merger, subject to Section 6.2.

(c) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities. The Buyer and the Seller shall have the right to review in advance, and, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, any filing made with, materials submitted to, or correspondence or communication with or received from, any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Notwithstanding the foregoing, nothing in this Section shall be deemed to require either Seller or Buyer to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing consents, approvals and authorizations of Governmental Authorities and having theretofore used reasonable best efforts hereunder to avoid having to take, or to otherwise mitigate, any such action, make any such commitment or agree to any such condition or restriction that would reasonably be expected to have a Material Adverse Effect on either Seller or Buyer (a “Materially Burdensome Regulatory Condition”). Each of Buyer and Seller represents and warrants to the other that, as of the date hereof, and based on all facts reasonably available to it, it has no reason to believe that a Materially Burdensome Regulatory Condition may be imposed. Notwithstanding the foregoing, no requirement that is consistent with applicable statutes or regulations, supervisory letters or other published guidance or published interpretations of a Governmental Authority as in effect as of the date hereof shall constitute a Materially Burdensome Regulatory Condition for purposes of any provision of this Agreement.

(d) The Buyer and the Seller shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Registration Statement, the Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of the Buyer or the Seller or any of their respective Subsidiaries or Affiliates to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement.

(e) The Buyer and the Seller shall promptly advise each other upon receiving (and the Buyer or the Seller shall so advise with respect to communications received by any subsidiary or Affiliate of the Buyer or the Seller, as the case may be) any communication from any Governmental Authority or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval or third-party consent will not be obtained, or will be subject to a Materially Burdensome Regulatory Condition, or that the receipt of any such approval will be materially delayed.

6.2 No Solicitation.

(a) The Seller agrees that it shall not, and shall not authorize or permit any of its Subsidiaries or any of its, or its Subsidiaries’, directors, officers, employees, agents or representatives (collectively, “Agents”) to, directly or indirectly, solicit, initiate, knowingly encourage, knowingly take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any offer or proposal regarding any Acquisition Transaction, or participate in any discussions or negotiations with, or provide any information to, any Person (other than the Buyer and its Affiliates or representatives) concerning any Acquisition Transaction, or enter into any definitive agreement, arrangement or understanding for any Acquisition Transaction or requiring it, in connection with an Acquisition Transaction, to abandon, terminate or fail to consummate the Merger or any of the other transactions contemplated hereby, or make or authorize any statement, recommendation or solicitation in support of any Acquisition Transaction; provided, that, at any time prior to obtaining the approval of the Seller’s shareholders of this Agreement and the Merger and so long as none of the Seller, its Agents and Subsidiaries and its Subsidiaries’ Agents shall have breached in any material respect any of the provisions of this Section 6.2, the Seller or its Agents may furnish or cause to be furnished information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers a bona fide written proposal for an Acquisition Transaction if and so long as (i) the board of directors of the Seller determines in good faith by a vote of a majority of the entire board (x) after considering the advice of its outside legal counsel, that taking such action is necessary in order for the directors to comply with their fiduciary duties under applicable law and (y) that such proposal for an Acquisition Transaction, after consultation with Seller’s Advisor (or any other nationally recognized investment banking firm), is reasonably likely to lead to a Superior Proposal and (ii) prior to furnishing any information to such individual or entity, the Seller shall enter into a confidentiality agreement with such individual or entity that is no less restrictive to the party making the proposal, in any respect, than the Confidentiality Agreement by and between the Buyer and the Seller (the “Confidentiality Agreement”), and the Seller shall enforce, and shall not waive any of the provisions of, any such confidentiality agreement.

(b) Neither the Seller’s board of directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger), the recommendation to the Seller’s shareholders required under Section 6.1(b), or make any statement, filing or release, in connection with the Seller Shareholders Meeting or otherwise, inconsistent with such recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of such recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause the Seller or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a Confidentiality Agreement entered into in accordance with the provisions of Section 6.2(a)) or (B) requiring the Seller to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(c) Notwithstanding Section 6.2(b), prior to the date of the Seller Shareholders Meeting, the Seller’s board of directors may approve or recommend to the shareholders of the Seller a Superior Proposal and withdraw, qualify or modify its recommendation in connection therewith (a “Seller Subsequent Determination”) after the seventh (7th) Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from the Seller advising Buyer that the Seller’s board of directors has determined, by a vote of the majority of the entire board, that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.2) constitutes a Superior Proposal (it being understood that the Seller shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that the Seller proposes to accept) if, but only if, but only if: (i) after considering the advice of the Seller’s outside legal counsel, the board of directors of the Seller determines in good faith by a vote of the majority of the entire board that that taking such action is necessary in order for the directors to comply with their fiduciary duties under applicable law; (ii) after consultation with Seller’s Advisor (or any other nationally recognized investment banking firm), the board of directors of the Seller has determined in good faith by a vote of the majority of the entire board that such proposal for an Acquisition Transaction is a Superior Proposal; (iii) during the seven (7) Business Day Period after receipt of the Notice of Superior Proposal by Buyer, the Seller and the Seller’s board of directors shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Seller to proceed with the board of director’s recommendation without a Seller Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, (iv) at the end of such seven (7) Business Day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Seller’s board of directors has again in good faith made the determination in clauses (i) and (ii) of this Section 6.2(c), and (v) the Seller and its Agents and Subsidiaries and its Subsidiaries’ Agents have complied in all material respects with this Section 6.2 (provided, that the foregoing shall in no way limit or otherwise affect the Buyer’s right to terminate this Agreement pursuant to Section 8.1(f)).

(d) The Seller immediately will cease, and shall cause its Agents and Subsidiaries and its Subsidiaries’ Agents to cease, all existing activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for an Acquisition Transaction and request the return or destruction of all confidential information regarding the Seller or its Subsidiaries provided to any such individual or entity prior to the date of this Agreement pursuant to the terms of any confidentiality agreements, and the Seller shall enforce, and shall not waive any of the provisions of, any such confidentiality agreement.

(e) From and after the execution of this Agreement, the Seller shall advise the Buyer within the Notice Period (as defined below) of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Transaction (including a summary of the material and significant terms and conditions thereof and the identity of the other individual or entity or individuals or entities involved), or its receipt of any request for information from any Governmental Authority with respect to an Acquisition Transaction, and promptly furnish to the Buyer a copy of any such request for information or written proposal in addition to a copy of any information (to the extent not already provided to Buyer)

provided to or by any third-party relating thereto. In addition, the Seller shall immediately advise the Buyer, in writing, if the board of directors of the Seller shall make any determination as to any Acquisition Transaction as contemplated by the proviso to the first sentence of Section 6.2(a).

(f) For the purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal for an Acquisition Transaction for 100% of the outstanding voting securities of the Seller made by a third party which was not solicited by the Seller or any of its Agents, which in the good faith judgment of the board of directors of the Seller after taking into account all legal, financial, and regulatory aspects of the Acquisition Transaction (including, without limitation, any financing conditions and the likelihood and anticipated timing of consummation), is more favorable from a financial point of view to the Seller’s shareholders than the Merger (including any adjustments to the terms and conditions proposed by the Buyer in good faith in response to such Acquisition Transaction). For purposes of this Agreement, “Acquisition Transaction” means (i) a merger, tender offer, recapitalization, or consolidation, or any similar transaction, involving the Seller or any of its Subsidiaries, (ii) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of the Seller or all or a substantial portion of the assets or deposits of any of its Subsidiaries, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty percent (20%) or more of the voting power of the Seller or any of its Subsidiaries, or (iv) any substantially similar transaction; provided, however, that the term “Acquisition Transaction” shall not include the Merger or the other transactions contemplated hereby or by any of the other Transaction Documents. For purposes of this Agreement, the term “Notice Period” shall mean (x) with respect to written inquiries or proposals or other written materials, written notice as promptly as practicable and in no event later than forty-eight (48) hours after receipt thereof and (y) with respect to oral inquiries, discussions, negotiations or proposals, oral notice as promptly as practicable and in no event later than forty-eight (48) hours after receipt thereof, followed by written notice in no event later than one (1) business day after receipt of such oral inquiries, discussions, negotiations or proposals.

6.3 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of the Seller and the Buyer, for purposes of such party verifying the representations and warranties of the other party and relating to the Merger and the other matters contemplated by this Agreement or any of the other Transaction Documents, shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records, and, during such period, each of the Seller and the Buyer shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws (other than reports or documents which the Buyer or Seller is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Each of Buyer and Seller also shall provide the other party with reasonable access to officers, employees and agents and with copies of all periodic reports to the its senior management. Neither the Seller or the Buyer nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of such party’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements, under circumstances in which the restrictions of the preceding sentence apply. No investigation by the Seller or the Buyer or their respective representatives shall affect the representations and warranties of the other party set forth herein.

(b) With respect to all information furnished by one party to the other party or its representatives under this Agreement, the parties shall comply with, and shall cause their respective representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

6.4 Legal Conditions to Merger. Each of the Buyer and the Seller shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Authority and any other third party that is required to be obtained by the Buyer or the Seller or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Registration Statement.

(a) The Seller and Buyer agree to cooperate with each other in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by the Buyer with the SEC for purposes of registering the issuance of the Buyer Common Stock in exchange for Seller Common Stock in connection with the Merger (including the prospectus for the issuance of such Buyer Common Stock and the proxy statement and other proxy solicitation materials of Seller constituting a part thereof (the “Proxy Statement/Prospectus”) and all related documents). Seller agrees to cooperate with the Buyer and the Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Seller’s Advisor and independent auditor in connection with the Registration Statement and the Proxy Statement/Prospectus. As promptly as reasonably practicable after the date hereof but in no event later than forty-five (45) days after the date hereof, the Buyer shall file the Registration Statement with the SEC in connection with the issuance of the Buyer Common Stock in the Merger. The Buyer agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. The Buyer also agrees to use reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, the Seller, at its expense, shall promptly mail the Proxy Statement/Prospectus to its shareholders.

(b) The Seller and Buyer each further agree that if either shall become aware prior to the Effective Time of any information that would cause any of the statements in the Registration Statement and/or the Proxy Statement/Prospectus previously provided to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, each shall promptly inform the other party thereof and shall take such steps as are reasonably necessary to amend or supplement the Proxy Statement/Prospectus.

(c) The Buyer will advise Seller, promptly after the Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose.

(d) The Buyer shall notify the Seller promptly of the receipt of any comments of the SEC with respect to the Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the Seller copies of all material correspondence between the Buyer or any representative of the Buyer and the SEC. The Buyer shall give the Seller and its counsel the opportunity to review and comment upon the Proxy Statement/Prospectus prior to its being filed with the SEC and shall give the Seller and its counsel the opportunity to review and comment upon all amendments and supplements to the Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. The Proxy Statement/Prospectus and all amendments and supplements thereto shall be in a form reasonably satisfactory to the Seller and its counsel. Each of the Buyer and the Seller agrees to use its reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement/Prospectus and all required amendments and supplements thereto to be mailed to the holders of Seller Common Stock entitled to vote at the Seller Shareholders Meeting referred to in Section 6.1(a) at the earliest practicable time (but in no event later than one (1) week following the time when the Registration Statement has become effective).

6.6 Employment and Benefit Matters.

(a) Provision of Benefits. Employees of the Seller and its Subsidiaries who remain so after the Effective Time (the “Seller Employees”) shall continue to participate in the Seller Pension Plans and Seller Benefit Plans (other than stock-based or incentive plans); provided, however, that no later than January 1, 2009, Seller Employees shall be enrolled in Buyer’s Section 401(k) Plan. The Buyer will treat, and cause its Section 401(k) Plan to treat, the service of the Seller Employees with the Seller or any Subsidiary of the Seller (or any of their predecessors) attributable to any period before the Effective Time as service rendered to the Buyer or any Subsidiary of the Buyer for purposes of eligibility to participate and vesting.

(b) Continuation of Employment. No provision of this Section 6.6 shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of the Seller or any Subsidiary of the Seller in respect of continued employment (or resumed employment) with the Buyer, or any of the Buyer’s Subsidiaries and no provision of this Section 6.6 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee program or any plan or arrangement which may be established by the Buyer or any of its Subsidiaries. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time any such plans or arrangements of the Buyer or any of its Subsidiaries.

(c) Health Coverage. Until the Effective Time, Seller or a Seller Subsidiary, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) and applicable state law with respect to qualified beneficiaries of Seller or a Seller Subsidiary, whichever is applicable, who incur a qualifying event before the Effective Time. Buyer or a Buyer Subsidiary, whichever is applicable, shall be liable for (i) all obligations for continued health coverage under COBRA and applicable state law with respect to each qualified beneficiary of Seller or a Seller Subsidiary who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA and applicable state law from and after the Effective Time for each qualified beneficiary of Seller or a Seller Subsidiary who incurs a qualifying event before the Effective Time.

(d) New Employment Agreement. At the request of Buyer and as a condition to Buyer agreeing to enter into this Agreement, prior to or concurrently with the execution of this Agreement, Buyer and Seller Bank shall enter into an employment agreement with Keith Jackson (which agreement shall become effective at the Effective Time or terminate and be void ab initio upon the termination of this Agreement) providing for (i) the terms of his future employment and (ii) the cancellation of his existing change in control severance agreement for the cancellation payment specified therein.

(e) Retention, confidentiality, nonsolicitation and nonacceptance agreements. In connection with this Agreement, prior to or concurrently with the execution of this Agreement, Buyer and each of the individuals named on Schedule 6.6(e) hereto shall enter into a retention, confidentiality, nonsolicitation and nonacceptance agreement (which agreement shall become effective at the Effective Time or terminate and be void ab initio upon the termination of this Agreement) providing for (i) grant of restricted stock, and (ii) a two year nonsolicitation and nonacceptance agreement.

(f) Change in Control Payment. It is agreed and acknowledged by the parties that at the Effective Time the executives listed on Schedule 6.6(f) hereto shall each be paid his or her change in control severance payment in the amount set forth in his or her change in control severance agreement as in effect on the date hereof, which amounts are set forth in Schedule 6.6(f). Payments to the other executives with change in control benefit agreements will be made in accordance with the terms of such agreements as in effect on the date hereof.

(g) Split Dollar Agreements. Buyer acknowledges that Seller Bank is a party to a split dollar agreement with each of the seven executive officers of Seller Bank who are parties to executive supplemental compensation agreements with the Seller and Seller Bank, and that each agreement and the underlying life insurance policy or policies must remain in effect during the life of such executive and the entitlement of such executive’s beneficiaries thereunder shall survive the death of such executive. Seller Bank represents and warrants that all premiums for the underlying life insurance policies are fully paid up.

(h) General Severance Plan. At and following the Effective Time, Buyer agrees to honor the general severance plan previously provided to Buyer in connection with the termination of employment of any Seller Employee, in such amounts, at such times and upon such conditions as set forth on said plan.

6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer, agent or employee of the Seller or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, agent or employee of the Seller, any of the Seller’s Subsidiaries or any of their respective predecessors or (ii) this Agreement or the other Transaction Documents or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, the Buyer shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including advancing reasonable attorneys’ fees and expenses as and when incurred prior to the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Buyer; provided, however, that (w) the Buyer shall have the right to assume the defense thereof (provided the Buyer confirms in writing to the Indemnified Party its obligations to indemnify such party to the fullest extent permitted by law and provided the Buyer is at least “adequately capitalized” as defined in the relevant prompt corrective action regulations) and upon such assumption the Buyer shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Buyer elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between the Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Buyer, and the Buyer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (x) the Buyer shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless the proposed counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest among such parties, in which case the Buyer shall pay the reasonable fees and expenses of one additional counsel to the extent necessary to avoid such conflict, (y) the Buyer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (z) the Buyer shall have no obligation under this Section 6.7(a) to any Indemnified Party when and if, and only to the extent, a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Buyer thereof, provided, that the failure to so notify shall not affect the obligations of the Buyer under this Section 6.7 except to the extent such failure to notify materially prejudices the Buyer. The Buyer’s obligations under this Section 6.7 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b) Buyer shall maintain Seller’s existing directors’ and officers’ liability insurance (the “D&O Insurance”) covering Persons who are currently covered by Seller’s D&O Insurance for six (6) years following the Effective Time on terms not less favorable than those in effect on the date hereof and shall at the Effective Time provide evidence to Seller of such extension of coverage; provided, however, that Buyer may substitute therefor policies providing equivalent coverage and containing terms and conditions no less favorable than those in effect on the date hereof; provided, that in no event shall Buyer be required to expend annually an amount in excess of 150% of the annual premiums currently paid by Seller (which current amount is set forth in Section 6.7 of the Seller Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if Buyer is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Buyer shall obtain as much comparable insurance as is available for the Insurance Amount.

(c) In the event the Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Buyer assume the obligations set forth in this section.

(d) The provisions of this Section 6.7 are intended to be for the benefit of, and enforceable by, each Indemnified Party and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Party and his or her heirs and representatives may have under the Articles of Incorporation or Bylaws of the Seller or the equivalent documents of any of the Seller’s Subsidiaries, any contract or applicable law.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and the other Transaction Documents or to vest Buyer with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and the other Transaction Documents and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the Buyer.

6.9 Advice of Changes. The Buyer and the Seller shall each promptly notify the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and provided, further, that no failure to provide notice pursuant to this Section 6.9 shall cause the failure to be satisfied of any condition set forth in Article VII or provide a basis for termination of this agreement under Article VIII unless the underlying change or event would cause such failure or provide such a basis.

6.10 Current Information.

(a) As soon as practicable, each of the Buyer and the Seller will furnish to the other party copies of all such financial statements and reports as it or any of its Subsidiaries shall send to its shareholders or any Governmental Authority, to the extent any such reports furnished to any such Governmental Authority are not confidential and except as legally prohibited thereby, and will furnish to the other party such additional financial data as the other party may reasonably request.

(b) Promptly upon receipt thereof, each of the Buyer and the Seller will furnish to the other copies of all reports submitted to it and its Subsidiaries by independent auditors in connection with each annual, interim or special audit of the books of it and its Subsidiaries made by such auditors.

(c) Each of the Buyer and the Seller will promptly notify the other party of any material change in the normal course of business or in the operation of the properties of it or any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving it or any of its Subsidiaries, and will keep the other party reasonably informed of such events.

6.11 Participation in Certain Actions and Proceedings. The Buyer shall have the right to participate in the defense of any action, suit or proceeding instituted against the Seller (or any of its directors of officers) before any Governmental Authority or threatened by any Governmental Authority, to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement or by any of the other Transaction Documents, or to seek damages or a discovery order in connection with such transactions.

6.12 Management. Except as otherwise required by applicable law or regulation, the Seller agrees, and agrees to cause its Subsidiaries, to manage their respective assets and liabilities in accordance with Seller’s asset and liability management policy as in effect on the date hereof, unless otherwise agreed by the parties. The Seller shall not, nor shall it permit its Subsidiaries to, amend or modify such policy or policies relating to lending, investment and other mutual operations, without express written consent of the Buyer. The Seller and the Buyer agree to consult on investment programs to be administered by the Seller Subsidiaries.

6.13 Reservation, Issuance and Registration of Buyer Common Stock. The Buyer shall reserve and make available for issuance in connection with the Merger and in accordance with the terms and conditions of this Agreement such number of shares of Buyer Common Stock to be issued to the shareholders of Seller in the Merger pursuant to Article I hereof.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) Shareholders’ Approval. This Agreement and the transactions contemplated hereby, including, without limitation, the Merger, shall have been adopted and approved by the Requisite Affirmative Vote of the holders of shares of Seller Common Stock entitled to vote at the Seller Shareholders Meeting in accordance with applicable law.

(b) Regulatory Approvals; No Materially Burdensome Regulatory Condition. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as “Requisite Regulatory Approvals”) and no Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c) Third Party Consents. All consents or approvals of all Persons (other than Governmental Authorities ) required for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect on Buyer or Seller.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the

Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits, materially restricts or makes illegal consummation of the Merger.

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for the purpose shall have been initiated or threatened by the SEC or any Governmental Authority.

(f) Blue Sky Approvals. All permits and other authorizations under state securities laws and other authorizations necessary to consummate the Merger shall have been received and be in full force and effect.

(g) NASDAQ Listing. The Buyer Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

7.2 Conditions to the Obligations of the Buyer. The obligation of the Buyer to effect the Merger is also subject to the satisfaction or waiver by the Buyer, at or prior to the Effective Time, of the following conditions:

(a) Absence of Material Adverse Changes. There shall not have occurred any change in the business, financial condition or results of operations of the Seller or any of its Subsidiaries which has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(b) Representations and Warranties. Each of the representations and warranties of the Seller contained in this Agreement, or portion thereof, which is qualified by Material Adverse Effect shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date) and each of the representations and warranties of the Seller contained in this Agreement, or portion thereof, which is not so qualified shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct in all material respects as of such date), except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Seller, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(c) Performance of Obligations of the Seller. The Seller shall have performed in all material respects the obligations required to be performed by it under this Agreement, including pursuant to the Transaction Documents, at or prior to the Closing Date, and the Buyer shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer to such effect.

(d) Dissenting Shares. Dissenting Shares shall comprise no more than ten percent (10%) of the outstanding Seller Common Stock.

(e) Employment of Seller CEO. Keith Jackson shall continue to be employed by the Seller or Seller Bank at the Closing, shall not have given notice or other indication that he is not willing or does not intend to be employed by the Buyer or a subsidiary of the Buyer following the Merger; provided, however that Mr. Jackson’s death or disability prior to the Effective Time shall not be considered a failure of this condition.

(f) Opinion of Tax Counsel. Buyer shall have received an opinion from Goodwin Procter LLP, special counsel to Buyer, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) each of Buyer and Seller will be a party to that reorganization within the meaning of Section 368(b) of the Internal

Revenue Code. In rendering its opinion, Goodwin Procter LLP may require and rely upon representations contained in certificates of officers of each of Buyer and Seller.

7.3 Conditions to the Obligations of the Seller. The obligation of the Seller to effect the Merger is also subject to the satisfaction or waiver by the Seller, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Buyer contained in this Agreement, or portion thereof, which is qualified by Material Adverse Effect shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date) and each of the representations and warranties of the Buyer contained in this Agreement, or portion thereof, which is not so qualified shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct in all material respects as of such date), except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Buyer, and Seller shall have received a certificate, dated the Closing Date, signed on behalf of the Buyer by the President and the Chief Financial Officer of Buyer to such effect.

(b) Performance of Obligations of the Buyer. The Buyer shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Seller shall have received a certificate signed by the President and the Chief Financial Officer to such effect.

(c) Opinion of Tax Counsel. Seller shall have received an opinion from Silver, Freedman and Taff, LLP, special counsel to Seller, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (2) each of Buyer and Seller will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. In rendering its opinion, Silver, Freedman and Taff, LLP may require and rely upon representations contained in certificates of officers of each of Buyer and Seller.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the transactions contemplated hereby by the shareholders of the Seller:

(a) by mutual consent of the Seller and the Buyer in a written instrument, by action of their respective boards of directors;

(b) by either the board of directors of the Buyer or the board of directors of the Seller if any Governmental Authority of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable, or any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (which order the parties shall have used their best efforts to lift);

(c) by either the board of directors of the Buyer or the board of directors of the Seller if the Merger shall not have been consummated on or before September 30, 2007, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either the board of directors of the Buyer or the board of directors of the Seller (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained herein (which breach would entitle the terminating party not to close under Article VII) which breach is not cured after thirty (30) days written notice thereof is given to the party committing such breach;

(e) by either the Buyer or the Seller if the approval of the Seller’s shareholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such party’s shareholders or at any adjournment thereof; or

(f) by the Buyer, if (i) the board of directors of the Seller shall have failed to publicly recommend to the shareholders of the Seller that such shareholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, (ii) the board of directors of the Seller shall have modified or qualified, in a manner adverse to the Buyer, or withheld or withdrew such recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Transaction shall be considered an adverse modification of the recommendation), or makes any statement, filing or release, in connection with the Seller Shareholders Meeting or otherwise , inconsistent with the recommendation, (iii) the Seller or any of its Agents or Subsidiaries or its Subsidiaries’ Agents shall have breached Section 6.2 of this Agreement, (iv) the Seller shall have breached its obligations to call, give notice of and commence the Seller Shareholders Meeting under Section 6.1(a), or (v) the board of directors of the Seller approves or recommends an Acquisition Transaction. Nothing in this subparagraph (f) shall prevent or impair the Seller in exercising its rights under subparagraph (g).

(g) by the Seller in connection with entering into a definitive agreement with respect to a Superior Proposal after making a Seller Subsequent Determination in accordance with Section 6.2; provided the Seller shall, concurrently with the termination of this Agreement pursuant to this subsection, make the cash payment to the Buyer required under Section 8.2(b).

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Buyer or the Seller as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Buyer, the Seller, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.3 (Access to Information), 8.2 (Effect of Termination), and 9.2 (Expenses) and all other obligations of the parties specifically and expressly intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; and (ii) notwithstanding anything to the contrary contained in this Agreement, neither the Buyer nor the Seller shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b) In the event this Agreement is terminated by:

(i) the Buyer pursuant to Section 8.1(f);

(ii) the Seller pursuant to Section 8.1(g)

(iii) either the Buyer or the Seller pursuant to Section 8.1(e), in circumstances where the board of directors of the Seller shall have (A) failed to publicly recommend to the shareholders of the Seller that such shareholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, (B) withdrawn, modified or amended such recommendation in a manner adverse to the Buyer or (C) failed to recommend rejection of a tender or exchange offer relating to the Seller Common Stock commenced by a third party or made no recommendation in connection therewith; or

(iv) either the Buyer or the Seller pursuant to Section 8.1(e), in circumstances where within twelve (12) months of such termination, the Seller shall have entered into a definitive agreement to engage in or shall have consummated an Acquisition Transaction (a “Subsequent Acquisition”) with any Person other than the Buyer or any Affiliate of the Buyer (the “Subsequent Acquiror”), and after the date hereof and prior to the time of such termination or event giving rise to such termination, either (x) it shall have been publicly announced that any Person (other than the Buyer or any Affiliate of the Buyer) shall have (A) made, or disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (B) filed an application (or given a notice), whether in draft or final form, with appropriate Governmental Authorities, for approval to engage in an Acquisition Transaction (either of the events in (A) or (B) being referred to as a “Pre-Termination Acquisition Transaction Offer”) or (y) a Pre-Termination Acquisition Transaction Offer by the Subsequent Acquiror shall have been made known to the Seller.

then Seller shall make a single cash payment to the Buyer in the amount of $2.8 million in the case of (i) (ii) or (iii), upon such termination and, in the case of (iv), upon the consummation of the Subsequent Acquisition. Any payment required under this Section 8.2(b) shall be payable by the Seller to the Buyer (by wire transfer of immediately available funds to an account designated by the Buyer) within two (2) business days after demand by the Buyer; provided, that the Seller shall make such payment prior to and as a condition of any termination of this Agreement by the Seller under the circumstances set forth in clause (ii) above.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken by the boards of directors of the parties hereto, at any time before or after approval of the matters presented in connection with the Merger to the shareholders of the Seller; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Seller, no amendment of this Agreement shall be made which by law requires further approval by the shareholders of the Seller without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of the Seller, no extension or waiver of this Agreement or any portion thereof shall be made which by law requires further approval by the shareholders of the Seller without obtaining such approval. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.6 (Employment and Benefit Matters) and 6.7 (Directors’ and Officers’ Indemnification and Insurance) and any other section which by its terms specifically applies in whole or in part after the Effective Time.

9.2 Expenses. All legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

9.3 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by prepaid registered or certified mail (return receipt requested) or by telecopy, cable, telegram or telex addressed as follows:

If to the Buyer, to:

Margaret W. Chambers, Esq.

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, MA 02109

Tel: (617) 912-1900

Fax: (617) 912-4491

with required copies to:

William P. Mayer, Esq.

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

Tel: (617) 570-1000

Fax: (617) 523-1231

If to the Seller, to:

Keith Jackson

Chairman and Chief Executive Officer

Charter Financial Corporation

10885 NE 4th Street, Suite 100

Bellevue, WA 98004

Tel: (425) 586-5000

Fax: (425) 586-5010

with required copies to:

John F. Breyer, Jr., Esq.

Breyer & Associates PC

8180 Greensboro Drive, Suite 785

McLean, Virginia 22102

Tel: (703) 883-1100

Fax: (703) 883-2511

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed or otherwise sent as provided above.

9.4 Interpretation. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require the Seller or the Buyer or any of their respective Subsidiaries or Affiliates to take any action which would violate applicable law, rule or regulation. The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to be March 3, 2007.

9.5 Counterparts. This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

9.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of The Commonwealth of Massachusetts without regard to any applicable conflicts of laws principles except to the extent mandatory provisions of federal law or the laws of the State of Washington apply.

9.8 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.9 Assignment; Reliance of Other Parties. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided herein, including Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

9.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11 Definitions. Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

“409A Plan” shall have the meaning ascribed thereto in Section 4.15(i) hereof.

“Acquisition Transaction” shall have the meaning ascribed thereto in Section 6.2(e) hereof.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Letters” shall have the meaning ascribed in the Preamble hereto.

“Agents” shall have the meaning ascribed thereto in Section 6.2(a) hereof.

“Agreement” shall have the meaning ascribed thereto in the preamble.

“Articles of Merger” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Bank Common Stock” shall have the meaning ascribed thereto in Section 4.2(b) hereof.

“Bank Preferred Stock” shall have the meaning ascribed thereto in Section 4.2(b) hereof

“Bank Regulator” shall mean and include, any pertinent federal or state Governmental Authority charged with the supervision of banks or bank or financial holding companies or engaged in the insurance of bank deposits including without limitation, the FRB, the FDIC, the Washington DOB, the MBBI and the MHPF.

“Bank Secrecy Act” shall mean the Federal Bank Secrecy Act, as amended, and its implementing regulations.

“BHC Act” shall mean the Bank Holding Company Act of 1956, as amended.

“Buyer” shall have the meaning ascribed thereto in the preamble.

“Buyer 10-K” shall have the meaning ascribed thereto in Section 3.5(a) hereof.

“Buyer Balance Sheet” shall have the meaning ascribed thereto in Section 3.6 hereof.

“Buyer Banks” shall have the meaning ascribed thereto in Section 3.11 hereof.

“Buyer Bylaws” shall have the meaning ascribed thereto in Section 3.1 hereof.

“Buyer Common Stock” shall have the meaning ascribed thereto in Section 2.1(a) hereof.

“Buyer Disclosure Schedule” shall mean the schedule delivered by Buyer to Seller setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations contained herein; provided, however, that the mere inclusion of an item in the Buyer Disclosure Schedule as an exception to a representation shall not be deemed an admission by Buyer that such item was required to be disclosed therein.

“Buyer Finance Subsidiaries” shall have the meaning ascribed thereto in Section 3.10(b) hereof.

“Buyer Preferred Stock” means shares of Buyer preferred stock, $1.00 par value per share.

“Buyer Regulatory Agreement” shall have the meaning ascribed thereto in Section 3.16 hereof.

“Buyer Reports” shall have the meaning ascribed thereto in Section 3.5 hereof.

“Buyer SEC Reports” shall have the meaning ascribed thereto in Section 3.5 hereof.

“Cash Consideration” shall have the meaning ascribed thereto in Section 2.1(c) hereof.

“Cash Election” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Cash Election Shares” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“C.F.R.” shall mean the Code of Federal Regulations.

“Closing” shall have the meaning ascribed thereto in Section 1.4 hereof.

“Closing Date” shall have the meaning ascribed thereto in Section 1.4 hereof.

“COBRA” shall have the meaning ascribed thereto in Section 6.6(c) hereof.

“Code” shall have the meaning ascribed thereto in the recitals.

“Confidentiality Agreement” shall have the meaning ascribed thereto in Section 6.2(a) hereof.

“Consideration” shall have the meaning ascribed thereto in Section 2.1(c) hereof.

“Continuing Employees” shall have the meaning ascribed thereto in Section 6.6(b) hereof.

“CRA” shall mean the Community Reinvestment Act of 1977, as amended.

“Criticized Assets” shall have the meaning ascribed thereto in Section 4.27(b) hereof.

“D&O Insurance” shall have the meaning ascribed thereto in Section 6.7(b) hereof.

“Derivative Transactions” shall have the meaning ascribed thereto in Section 3.18 hereof.

“Dissenting Shares” shall have the meaning ascribed thereto in Section 2.5 hereof.

“DPC Shares” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Effective Time” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Election” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Election Deadline” shall have the meaning ascribed thereto in Section 2.3(b) hereof.

“Election Form” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Equity Investment” shall mean any corporation, limited liability company, limited liability partnership, partnership, joint venture, trust, association or other entity which is not a subsidiary of the Person, and in which (a) the Person, directly or indirectly, owns or controls any shares in excess of five (5) percent of any class of the outstanding voting securities or other equity interests, including, without limitation, an equity investment, as such term as of the date hereof is defined in the FDIC’s rules and regulations regarding activities and investments of insured state banks at 12 C.F.R. § 362.2(g) or (b) the Person or one of its Subsidiaries is a general partner or member manager, or serves in a similar capacity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exception Share” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Exchange Ratio” shall have the meaning ascribed thereto in Section 2.1(c) hereof.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended, and the Federal Deposit Insurance Reform Act of 2005, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“Finance Laws” shall have the meaning ascribed thereto in Section 3.10(b) hereof.

“FRB” shall mean the Board of Governors of the Federal Reserve System or, to the extent that any matter is delegated by the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of Boston.

“GAAP” shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authority” shall mean any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including without limitation, the Bank Regulators, the applicable state securities authorities, the SEC and the NASD, courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Indemnified Parties” shall have the meaning ascribed thereto in Section 6.7(a) hereof.

“Insurance Amount” shall have the meaning ascribed thereto in Section 6.7(b) hereof.

“IRS” shall mean the Internal Revenue Service.

“Loans” shall have the meaning ascribed thereto in Section 4.27(a) hereof.

“Material Adverse Effect” shall mean, with respect to any Person, a change or effect that is materially adverse to the business, results of operations or financial condition of such Person and its Subsidiaries taken as a whole; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes, after the date hereof, in laws and regulations or interpretations thereof by Governmental Authorities generally applicable to depository institutions and their holding companies (including, without limitation, changes in state and federal tax law, and changes in insurance deposit assessment rates and special assessments with respect thereto) but not uniquely relating to Buyer or Seller, (b) changes, after the date hereof, in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, but not uniquely relating to Buyer or Seller, (c) actions and omissions of one party or any of its Subsidiaries taken with the prior written consent of the other party, (d) changes, after the date hereof, in general economic or market conditions affecting banks or their holding companies generally in the United States or in the Western United States (e) the payment of any amounts due to, or the provision of any other benefits to, directors, officers or employees of the Seller and its Subsidiaries under employment contracts, employee benefit plans, severance agreements or other arrangements in existence as of the date hereof (f) expenses incurred relating to this Agreement and the transaction contemplated hereby and (g) changes resulting from the announcement of this Agreement and the transactions contemplated hereby.

“Materially Burdensome Regulatory Condition” shall have the meaning ascribed thereto in Section 6.1(c) hereof.

“Material Contract” shall mean any contract or agreement which is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

“MBBI” shall mean the Massachusetts Board of Bank Incorporation or any successor thereto.

“MBCA” shall mean Chapter 156D of the General Laws of Massachusetts, also known as the Massachusetts Business Corporation Act.

“Merger” shall have the meaning ascribed thereto in the recitals.

“MHPF” shall mean the Massachusetts Housing Partnership Fund or any successor thereto.

“NASD” shall mean the National Association of Securities Dealers or any successor thereto.

“New Certificate” shall have the meaning ascribed thereto in Section 2.3(a).

“New Share” shall have the meaning ascribed thereto in Section 2.3(a).

“Non-Election” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Non-Election Shares” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Notice of Superior Proposal” shall have the meaning ascribed thereto in Section 6.2(c) hereof.

“Notice Period” shall have the meaning ascribed thereto in Section 6.2(e) hereof.

“Old Certificate” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Old Share” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“OREO” shall mean Other Real Estate Owned.

“PATRIOT Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and the regulations promulgated thereunder.

“Permit” shall have the meaning ascribed thereto in Section 3.10 hereof.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity, or any governmental agency or political subdivision thereof.

“Post-Signing Returns” shall have the meaning specified in Section 5.6(b) hereof.

“Pre-Termination Acquisition Transaction Offer” shall have the meaning ascribed thereto in Section 8.2(b) hereof.

“Proxy Statement/Prospectus” shall have the meaning ascribed thereto in Section 6.5(a) hereof.

“Registration Statement” shall have the meaning ascribed thereto in Section 6.5(a) hereof.

“Regulatory Agreement” shall have the meaning ascribed thereto in Section 4.10 hereof.

“Requisite Affirmative Vote” shall have the meaning ascribed thereto in Section 4.4 hereof.

“Requisite Regulatory Approvals” shall have the meaning ascribed thereto in Section 7.1(b) hereof.

“RESPA” shall mean the Real Estate Settlement Procedures Act of 1974, as amended.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning ascribed thereto in the preamble.

“Seller Balance Sheet” shall have the meaning ascribed thereto in Section 4.5 hereof.

“Seller Bank” shall mean Charter Bank, a Washington-chartered bank and subsidiary of the Seller.

“Seller Benefit Plans” shall have the meaning ascribed thereto in Section 4.15(a) hereof.

“Seller Bylaws” shall have the meaning ascribed to such term in Section 4.1(b) hereof.

“Seller Common Stock” shall have the meaning ascribed thereto in Section 1.2 hereof.

“Seller Contracts” shall have the meaning ascribed to such term in Section 4.18 hereof.

“Seller Disclosure Schedule” shall mean the schedule delivered by Seller to Buyer setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations contained herein; provided, however, that the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation shall not be deemed an admission by Seller that such item was required to be disclosed therein.

“Seller Employees” shall have the meaning ascribed thereto in Section 6.6(a) hereof.

“Seller Finance Subsidiaries” shall have the meaning ascribed thereto in Section 4.13(b) hereof.

“Seller Insider” shall have the meaning ascribed thereto in Section 4.11 hereof.

“Seller Intellectual Property” shall have the meaning ascribed thereto in Section 4.25 hereof.

“Seller Option” shall have the meaning ascribed thereto in Section 2.7 hereof.

“Seller Other Plans” shall have the meaning ascribed thereto in Section 4.15(a) hereof.

“Seller Pension Plans” shall have the meaning ascribed thereto in Section 4.15(a) hereof.

“Seller Plans” shall have the meaning ascribed thereto in Section 4.15(a) hereof.

“Seller Preferred Stock” shall have the meaning ascribed thereto in Section 4.11 hereof.

“Seller Reports” shall have the meaning ascribed thereto in Section 4.9(b) hereof.

“Seller Shareholders Meeting” shall have the meaning ascribed thereto in Section 6.1(a) hereof.

“Seller Stock Option Plan” shall mean the equity-based compensation plans of the Seller, including the Employee Stock Option Plan and the Non-Employee Director Stock Option Plan.

“Seller’s Advisor” shall have the meaning ascribed thereto in Section 4.6 hereof.

“Seller Subsequent Determination” shall have the meaning ascribed thereto in Section 6.2(c) hereof.

“Stock Consideration” shall have the meaning ascribed thereto in Section 2.1(c) hereof.

“Shareholder Voting Agreements” shall have the meaning ascribed thereto in the recitals.

“Shortfall Number” shall have the meaning ascribed thereto in Section 2.1(g) hereof.

“Stock Conversion Number” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Stock Election” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Stock Election Number” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Stock Election Shares” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Subsequent Acquisition” shall have the meaning ascribed thereto in Section 8.2(b)(iii) hereof.

“Subsequent Acquiror” shall have the meaning ascribed thereto in Section 8.2(b)(iii) hereof.

“Subsidiaries” shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least twenty percent (20%) of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” shall have the meaning ascribed thereto in Section 6.2(e) hereof.

“Surviving Corporation” shall have the meaning ascribed thereto in Section 1.1 hereof.

“Tax” shall mean any federal, state, country, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax, whether disputed or not.

“Transaction Documents” shall mean this Agreement, the Shareholder Voting Agreements and the Affiliate Letters.

“Treasury Stock” shall mean shares of Seller Common Stock held (i) in the Seller’s treasury or (ii) by the Seller or any of its Subsidiaries or by Buyer or any of its Subsidiaries, in each case other than in a fiduciary capacity (including custodial or agency).

“Trust Account Shares” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“U.S.” shall mean the United States.

“Washington DOB” shall mean the Washington Statement Department of Financial Institutions, Washington State Division of Banks or any successor thereto.

“Washington Code” shall have the meaning ascribed thereto in Section 1.1 hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Buyer and the Seller have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

By:	/s/ WALTER M. PRESSEY
Name: Walter M. Pressey
Title: President

CHARTER FINANCIAL CORPORATION

By:	/s/ KEITH B. JACKSON
Name: Keith B. Jackson
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

SHAREHOLDER VOTING AGREEMENT

SHAREHOLDER VOTING AGREEMENT (“Agreement”), dated as of             , 2007, by and between Boston Private Financial Holdings, Inc., a Massachusetts corporation (“Buyer”), and the undersigned (“Shareholder”) holder of common stock, par value $0.01 (“Common Stock”), of Charter Financial Corporation, a Washington corporation (“Seller”).

WHEREAS, the Buyer and Seller, have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be subsequently amended or modified, the “Agreement and Plan of Merger”), providing for the merger of the Seller with and into the Buyer (the “Merger”);

WHEREAS, the Shareholder beneficially owns and has sole or shared voting power with respect to the number of shares of Common Stock indicated beneath the Shareholder’s name on the signature page hereto (the “Shares”);

WHEREAS, it is a condition to the consummation of the Merger that the Shareholder execute and deliver this Agreement on a date even herewith which shall be applicable to the Shares; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Agreement and Plan of Merger.

NOW, THEREFORE, in consideration of, and as a condition to, the Buyer entering into the Agreement and Plan of Merger and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by the Buyer in connection therewith and of the registration rights agreement of even date herewith between Buyer and the Shareholder; the Shareholder and the Buyer agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date (as defined below), at any meeting of the Shareholders of the Seller, or in connection with any written consent of the Shareholders of the Seller, with respect to the Merger, the Agreement and Plan of Merger or any Acquisition Transaction or any adjournment thereof, Shareholder shall:

(a) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering all of the Shares that such Shareholder shall be entitled to so vote, whether such Shares are beneficially owned by such Shareholder on the date of this Agreement or are subsequently acquired, (i) in favor of adoption and approval of the Agreement and Plan of Merger and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation, or warranty or any other obligation or agreement of the Seller contained in the Agreement and Plan of Merger or of the Shareholder contained in this Agreement; and (iii) against any Acquisition Transaction, or any agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Agreement and Plan of Merger;

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (i) the day next following the date that the Shareholders of Seller vote on the Agreement and Plan of Merger; (ii) the date that the Agreement and Plan of Merger shall be terminated pursuant to Article VIII thereof, or (iii) upon mutual written agreement of the parties to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to termination hereof, which liability shall survive such termination.

3. Agreement to Retain Shares. From and after the date hereof until the Expiration Date, the Shareholder shall not, except as contemplated by this Agreement or the Agreement and Plan of Merger, directly or indirectly, sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in Section 4(c) below) after the date hereof), or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares. Notwithstanding the foregoing, the Shareholder may (a) make transfers by will or by operation of law, in which case this Agreement shall bind the transferee, (b) refinance any loan which is currently secured by Shares and (c) make transfers as the Buyer may otherwise agree in writing in its sole discretion.

4. Representations and Warranties of Shareholder. The Shareholder hereby represents and warrants to the Buyer as follows:

(a) the Shareholder has the power and the right to enter into and perform the terms of this Agreement;

(b) this Agreement (assuming this Agreement constitutes a valid and binding agreement of the Buyer) constitutes a valid and binding agreement with respect to the Shareholder, enforceable against the Shareholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(c) except as otherwise set forth on Schedule 1, the Shareholder beneficially owns the Shares, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares; and

(d) the execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Shareholder.

5. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder does hereby appoint Buyer with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of the undersigned’s rights with respect to the Shares, to vote, if the Shareholder is unable to perform his obligations under this Agreement, each of such Shares solely with respect to the matters set forth in Section 1 hereof. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement.

6. No Solicitation. From and after the date hereof until the Expiration Date, Shareholder, solely in his capacity as a Shareholder of the Seller, shall not, nor, to the extent applicable to Shareholder, shall he authorize any of his affiliates to, nor shall he authorize any partner, officer, director, advisor or representative of, Shareholder or any of its affiliates to, (i) solicit, initiate or knowingly encourage, take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries, proposals or offers from any person relating to a proposal regarding an Acquisition Transaction or participation in any discussions or negotiations with, or provide any information to, any Person (other than the Buyer and its Affiliates or representative) concerning any Acquisition Transaction, (ii) enter into any agreement with respect to an Acquisition Transaction (other than the Agreement and Plan of Merger), (iii) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Transaction (other than the Agreement and Plan of Merger) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Agreement and Plan of Merger, (iv) initiate a

Shareholders’ vote or action by consent of the Seller’s Shareholders with respect to an Acquisition Transaction, or (v) except by reason of this Agreement become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Seller that takes any action in support of an Acquisition Transaction.

7. Specific Enforcement. The Shareholder has signed this Agreement intending to be legally bound thereby. The Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the Shareholder. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

9. No waivers. No waivers of any breach of this Agreement extended by the Buyer to the Shareholder shall be construed as a waiver of any rights or remedies of the Buyer with respect to any other Shareholder of the Seller who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such Shareholder or with respect to any subsequent breach of the Shareholder or any other such Shareholder of the Seller. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

10. Miscellaneous. This Agreement to be governed by the laws of The Commonwealth of Massachusetts without giving effect to the principles of conflicts of laws thereof, subject to the application of any mandatory provisions of federal law or the Law of the State of Washington. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

11. Capacity as Shareholder. Notwithstanding any other provisions of this Agreement, the Shareholder signs this Agreement and is bound thereby solely in the Shareholder’s capacity as a Shareholder of the Seller, and not in any other capacity, including in the Shareholder’s capacity as a director, officer or employee of the Seller or any of its Subsidiaries or in the Shareholder’s capacity as a trustee or fiduciary of any ERISA plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director and/or officer of the Seller in the exercise of his or her duties as a director and/or officer of the Seller or any of its Subsidiaries or in his or her capacity as a trustee or fiduciary of any ERISA plan or trust or prevent or be construed to create any obligation or liability on the part of any director and/or officer of the Seller or any of its Subsidiaries or any trustee or fiduciary of any ERISA plan or trust to take or omit to take any action in his or her capacity as a director and/or officer of the Seller or any of its Subsidiaries.

12. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the board of directors of the Seller has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Seller’s Articles of Incorporation, the possible acquisition of the Shares by Buyer pursuant to the Agreement and Plan of Merger, (ii) the Agreement and Plan of Merger is executed by all parties thereto, and (iii) this Agreement is executed by all parties hereto.

13. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

[SIGNATURE PAGE FOLLOWS]

EXECUTED as of the date first above written.

[Name]

Name:

Shares:

[Voting Agreement Signature Page]

Annex C

Chapter 23B.13 RCW

Dissenters’ rights

Chapter Listing

RCW Sections

23B.13.010	Definitions.
23B.13.020	Right to dissent.
23B.13.030	Dissent by nominees and beneficial owners.
23B.13.200	Notice of dissenters’ rights.
23B.13.210	Notice of intent to demand payment.
23B.13.220	Dissenters’ rights—Notice.
23B.13.230	Duty to demand payment.
23B.13.240	Share restrictions.
23B.13.250	Payment.
23B.13.260	Failure to take action.
23B.13.270	After-acquired shares.
23B.13.280	Procedure if shareholder dissatisfied with payment or offer.
23B.13.300	Court action.
23B.13.310	Court costs and counsel fees.

23B.13.010

Definitions.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

[1989 c 165 § 140.]

23B.13.020

Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

[2003 c 35 § 9; 1991 c 269 § 37; 1989 c 165 § 141.]

23B.13.030

Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

[2002 c 297 § 35; 1989 c 165 § 142.]

23B.13.200

Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

[2002 c 297 § 36; 1989 c 165 § 143.]

23B.13.210

Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

[2002 c 297 § 37; 1989 c 165 § 144.]

23B.13.220

Dissenters’ rights—Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2) The notice must be sent within ten days after the effective date of the corporate action, and must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

[2002 c 297 § 38; 1989 c 165 § 145.]

23B.13.230

Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

[2002 c 297 § 39; 1989 c 165 § 146.]

23B.13.240

Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

[1989 c 165 § 147.]

23B.13.250

Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

[1989 c 165 § 148.]

23B.13.260

Failure to take action.

(1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

[1989 c 165 § 149.]

23B.13.270

After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

[1989 c 165 § 150.]

23B.13.280

Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

[2002 c 297 § 40; 1989 c 165 § 151.]

23B.13.300

Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

[1989 c 165 § 152.]

23B.13.310

Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

[1989 c 165 § 153.]

Annex D

Hovde

Financial

[                    ]

Board of Directors

Charter Financial Corporation

10885 Northeast Fourth Street, Ste. 100

Bellevue, WA 98004

Dear Members of the Board:

We understand that Charter Financial Corporation, a Washington corporation (the “Company”), and Boston Private Financial Holdings, Inc., a Massachusetts corporation (“BPFH”), are about to enter into an Agreement and Plan of Merger (the “Agreement”), to be dated March 3, 2007, pursuant to which the Company will merge with and into BPFH, with BPFH as the surviving entity (the “Merger”). In connection with the Merger, except as otherwise provided for in the Agreement and subject to certain restrictions and limitations contained therein, at the Effective Time (as defined in the Agreement), each issued and outstanding share of common stock of the Company, no par value (the “Company Common Stock”), shall be converted into the right to receive $45.70 or 1.5951 shares of common stock of BPFH, par value $1.00 per share (the “BPFH Common Stock”) (such amounts being collectively referred to herein as the “Merger Consideration”). In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of the Company.

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

We were retained by the Company to act as its financial advisor in connection with the Agreement and the Merger. We will receive compensation from the Company in connection with our services, all or a significant portion of which is contingent upon the consummation of the Merger. Additionally, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

www.hovde.com

1824 Jefferson Place, NW	1629 Colonial Parkway	222 N. Sepulveda Boulevard #1306	3908 S. Ocean Boulevard, Suite M122
Washington, DC 20036	Inverness, IL 60067	El Segundo, CA 90245	Highland Beach, FL 33487
Telephone 202.775.8109	Telephone 847.991.6622	Telephone 310-535-0030	Telephone 561.279.7199
Facsimile 202.293.5287	Facsimile 847.991.5928	Facsimile 310-535-9203	Facsimile 561.278.5856

Board of Directors

                    , 2007

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i) reviewed the Agreement and all attachments thereto;

(ii) reviewed certain historical publicly available business and financial information concerning the Company and BPFH;

(iii) reviewed certain internal financial statements and other financial and operating data concerning the Company;

(iv) analyzed certain financial projections prepared by the management of the Company;

(v) held discussions with members of the senior management of the Company for the purpose of reviewing its future prospects;

(vi) reviewed historical market prices and trading volumes of BPFH Common Stock;

(vii) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii) evaluated the pro forma ownership of BPFH Common Stock by the holders of the Company Common Stock relative to the pro forma contribution of the Company’s assets, liabilities, equity and earnings to the combined company;

(ix) analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x) performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by the Company and BPFH and in the discussions with the management of the Company. In that regard, we have assumed that the financial forecasts, including, without limitation, the projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of the Company and BPFH and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by the subsidiaries of the Company and BPFH are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of the Company, BPFH or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company, BPFH or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to the Company, BPFH and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on BPFH or the surviving corporations that would have a material

Board of Directors

                    , 2007

adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of BPFH or any of the surviving corporations after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We are not expressing any opinion herein as to the prices at which BPFH Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of the Company Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the Company Common Stock.

This letter is solely for the information of the Board of Directors of the Company and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the shareholders of the Company in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid pursuant to the Agreement is fair to the shareholders of the Company from a financial point of view.

Sincerely,

HOVDE FINANCIAL, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Boston Private is a Massachusetts corporation. Reference is made to Chapter 156D of the Massachusetts Business Corporation Act (the “MBCA”), which enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Sections 61 and 62 of the MBCA (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain shareholders) or (4) for any transaction from which a director derived an improper personal benefit. Boston Private has adopted such provisions in Section 6.3 of Article 6 of its articles of organization.

Reference also is made to Chapter 156D, Section 67 of the MBCA, which provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or other agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, by-laws adopted by the shareholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67, which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Section 6.3 of Article 6 of Boston Private’s articles of organization provides for indemnification to the full extent permitted under Section 67.

Boston Private and its directors and officers currently carry liability insurance.

Item 21. Exhibits And Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between Boston Private Financial Holdings, Inc. and Charter Financial Corporation, dated March 3, 2007 (attached as Annex A to the proxy statement/prospectus and incorporated herein by reference)

3.1	Restated Articles of Organization of Boston Private Financial Holdings, Inc. filed May 23, 1994 (incorporated by reference to Exhibit 3.1 to Boston Private Financial Holdings, Inc.’s Quarterly Report on Form 10-Q filed on August 14, 2001)

3.2	Articles of Amendment of Boston Private Financial Holdings, Inc. filed on November 19, 2001 (incorporated by reference to Exhibit 4.3 to Boston Private Financial Holdings, Inc.’s Registration Statement on Form S-8 filed on November 28, 2001)

Exhibit No.	Description
3.3	By-laws of Boston Private Financial Holdings, Inc., as amended (incorporated by reference to Exhibit 3.5 to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on March 7, 2003)

†5.1	Opinion of Goodwin Procter LLP

*8.1	Tax Opinion of Goodwin Procter LLP

*8.2	Tax Opinion of Silver, Freedman & Taff, L.L.P.

*10.1	Employment Agreement by and between Boston Private Financial Holdings, Inc. and Keith B. Jackson, dated March 2, 2007

*10.2	Retention, Confidentiality, Nonsolicitation and Nonacceptance Agreement by and between Boston Private Financial Holdings, Inc. and Terry A. Peterson, dated March 3, 2007

10.3	Form of Voting Agreement by and among Boston Private Financial Holdings, Inc. and each of the directors and/or officers who are signatories thereto, dated March 3, 2007 (attached as Annex B to the proxy statement/prospectus and incorporated herein by reference)

11.1	Statement regarding computation of per share earnings (incorporated by reference to the “Notes to Consolidated Financial Statements” to Boston Private Financial Holdings, Inc.’s consolidated financial statement included in the proxy statement/prospectus)

13.1	Consolidated Financial Information of Boston Private Financial Holdings, Inc.’s 2004 Annual Report to Shareholders (incorporated by reference to Boston Private Financial Holdings, Inc.’s consolidated financial statement included in the proxy statement/prospectus)

21.1	Subsidiaries of Boston Private Financial Holdings, Inc. (incorporated by reference to Exhibit 21.1 to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on February 28, 2007)

*23.1	Consent of KPMG LLP

*23.2	Consent of Hacker, Johnson & Smith, PA

*23.3	Consent of Moss Adams LLP

†23.4	Consent of Goodwin Procter LLP (included in Exhibits 5.1 and 8.1 hereto)

23.5	Consent of Silver, Freedman and Taff, LLP (included in Exhibit 8.2 hereof)

24.1	Power of Attorney (contained in signature page)

99.1	Form of Opinion of Hovde Financial, Inc. (attached as Annex D to the proxy statement/prospectus and incorporated herein by reference)

*99.2	Form of Consent of Hovde Financial, Inc.

†99.3	Form of Charter Financial Proxy Card

†99.4	Form of Election and instructions for completing Form of Election

†99.5	Form of Notice of Guaranteed Delivery

*	Filed herewith.
†	To be filed by amendment.

Item 22. Undertakings

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, The Commonwealth of Massachusetts, on the 13th day of April, 2007.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

By:	/s/ TIMOTHY L. VAILL
Timothy L. Vaill
Chairman of the Board and Chief Executive Officer

By:	/s/ WALTER M. PRESSEY
Walter M. Pressey
President and Interim Chief Financial Officer (Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Boston Private Financial Holdings, Inc., hereby severally constitute Timothy L. Vaill and Walter M. Pressey and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below and in such other capacities as the undersigned may from time to time serve in the future, the registration statement filed herewith and any and all amendments (including post-effective amendments) to said registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and generally to do all such things in our names and in our capacities as officers and directors to enable Boston Private Financial Holdings, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ TIMOTHY L. VAILL Timothy L. Vaill	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	April 13, 2007

/S/ WALTER M. PRESSEY Walter M. Pressey	Director, President and Interim Chief Financial Officer (Principal Financial Officer)	April 13, 2007

/S/ WILLIAM H. MORTON William H. Morton	Controller and Treasurer (Principal Accounting Officer)	April 13, 2007

/S/ EUGENE S. COLANGELO Eugene S. Colangelo	Director	April 13, 2007

/S/ DR. ALLEN L. SINAI Dr. Allen L. Sinai	Director	April 13, 2007

Signature	Title	Date
/S/ PETER C. BENNETT Peter C. Bennett	Director	April 13, 2007

/S/ HERBERT S. ALEXANDER Herbert S. Alexander	Director	April 13, 2007

/S/ LYNN THOMPSON HOFFMAN Lynn Thompson Hoffman	Director	April 13, 2007

/S/ KATHLEEN M. GRAVELINE Kathleen M. Graveline	Director	April 13, 2007

/S/ RICHARD I. MORRIS, JR. Richard I. Morris, Jr.	Director	April 13, 2007

/S/ WILLIAM J. SHEA William J. Shea	Director	April 13, 2007

/S/ STEPHEN M. WATERS Stephen M. Waters	Director	April 13, 2007

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between Boston Private Financial Holdings, Inc. and Charter Financial Corporation, dated March 3, 2007 (attached as Annex A to the proxy statement and prospectus and incorporated herein by reference)

3.1	Restated Articles of Organization of Boston Private Financial Holdings, Inc. filed May 23, 1994 (incorporated by reference to Exhibit 3.1 to Boston Private Financial Holdings, Inc.’s Quarterly Report on Form 10-Q filed on August 14, 2001)

3.2	Articles of Amendment of Boston Private Financial Holdings, Inc. filed on November 19, 2001 (incorporated by reference to Exhibit 4.3 to Boston Private Financial Holdings, Inc.’s Registration Statement on Form S-8 filed on November 28, 2001)
3.3	By-laws of Boston Private Financial Holdings, Inc., as amended (incorporated by reference to Exhibit 3.5 to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on March 7, 2003)

†5.1	Opinion of Goodwin Procter LLP

*8.1	Tax Opinion of Goodwin Procter LLP

*8.2	Tax Opinion of Silver, Freedman & Taff, L.L.P.

*10.1	Employment Agreement by and between Boston Private Financial Holdings, Inc. and Keith B. Jackson, dated March 2, 2007

*10.2	Retention, Confidentiality, Nonsolicitation and Nonacceptance Agreement by and between Boston Private Financial Holdings, Inc. and Terry A. Peterson, dated March 3, 2007

10.3	Form of Voting Agreement by and among Boston Private Financial Holdings, Inc. and each of the directors and/or officers who are signatories thereto, dated March 3, 2007 (attached as Annex B to the proxy statement/prospectus and incorporated herein by reference)

11.1	Statement regarding computation of per share earnings (incorporated by reference to the “Notes to Consolidated Financial Statements” to Boston Private Financial Holdings, Inc.’s consolidated financial statement included in the proxy statement/prospectus)

13.1	Consolidated Financial Information of Boston Private Financial Holdings, Inc.’s 2004 Annual Report to Shareholders (incorporated by reference to Boston Private Financial Holdings, Inc.’s consolidated financial statement included in the proxy statement/prospectus)

21.1	Subsidiaries of Boston Private Financial Holdings, Inc. (incorporated by reference to Exhibit 21.1 to Boston Private Financial Holdings, Inc.’s Annual Report on Form 10-K filed on February 28, 2007)

*23.1	Consent of KPMG LLP

*23.2	Consent of Hacker, Johnson & Smith, PA

*23.3	Consent of Moss Adams LLP

†23.4	Consent of Goodwin Procter LLP (included in Exhibits 5.1 and 8.1 hereto)

23.5	Consent of Silver, Freedman and Taff, LLP (included in Exhibit 8.2 hereof)

24.1	Power of Attorney (contained in signature page)

99.1	Form of Opinion of Hovde Financial, Inc. (attached as Annex D to the proxy statement/prospectus and incorporated herein by reference)

*99.2	Form of Consent of Hovde Financial, Inc.

†99.3	Form of Charter Financial Proxy Card

†99.4	Form of Election and instructions for completing Form of Election

†99.5	Form of Notice of Guaranteed Delivery

*	Filed herewith.
†	To be filed by amendment.